Enhanced Disclosure Task Force
The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board to provide guidance and recommendations for best practice risk disclosures for banks. We have adopted these recommendations at BMO in order to prepare and deliver high-quality, transparent risk disclosures. The index below details these recommendations and references the presentation of the disclosures in our 2024 Annual Report, Supplementary Financial Information (SFI) and Supplementary Regulatory Capital Information (SRCI). Information on BMO’s website, including information within the SFI or SRCI, is not, and should not be considered to be, incorporated by reference into this 2024 Annual Report.

Topic	EDTF Disclosure	Page number
		Annual Report	SFI	SRCI
General	1. Risk-related information in each report, including an index for easy navigation	68-109	Index	Index
	2. Risk terminology, measures and key parameters	72-109,117-119
	3. Top and emerging risks	68-70
	4. Plans to meet new key regulatory ratios once applicable rules are finalized	62
Risk Governance, Risk Management and Business Model	5. Risk management and governance framework, processes and key functions	72-76
	6. Risk culture, risk appetite and procedures to support the culture	76
	7. Risks that arise from business models and activities	74-75
	8. Stress testing within the risk governance and capital frameworks	76
Capital Adequacy and Risk-Weighted Assets (RWA)	9. Pillar 1 capital requirements	60-63		5-6,15
	10. Composition of capital components and reconciliation of the accounting balance sheet to the regulatory balance sheet. A main features template can be found at: Regulatory Disclosure	63-64		5-7,17-18
	11. Flow statement of movements in regulatory capital, including changes in Common Equity Tier 1 Capital, Additional Tier 1 Capital and Tier 2 Capital			8
	12. Capital management and strategic planning	59,65-66
	13. Risk-weighted assets (RWA) by operating group	64		16
	14. Analysis of capital requirements for each method used in calculating RWA	63-64,77-80		16,23-50, 56-68,87-92
	15. Tabulate credit risk in the banking book for Basel asset classes and major portfolios			23-50,52-68, 90-92
	16. Flow statement that reconciles movements in RWA by credit risk and market risk			51,84
	17. Basel validation and back-testing process, including estimated and actual loss parameter information	103-104		93-95
Liquidity	18. Management of liquidity needs and liquidity reserve held to meet those needs	91-97
Funding	19. Encumbered and unencumbered assets disclosed by balance sheet category	93	44
	20. Consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity	98-99
	21. Analysis of funding sources and funding strategy	94-95
Market Risk	22. Linkage of trading and non-trading market risk to the consolidated balance sheet	89
	23. Significant trading and non-trading market risk factors	85-89
	24. Market risk model assumptions, validation procedures and back-testing	85-89,104
	25. Primary techniques for risk measurement and risk assessment, including risk of loss	85-89
Credit Risk	26. Analysis of credit risk profile, exposures and concentration	77-84, 148-155	24-41	16-82
	27. Policies to identify impaired loans and renegotiated loans	148-150,155
	28. Reconciliation of opening and closing balances of impaired loans and allowance for credit losses	83,151
	29. Counterparty credit risk arising from derivative transactions	77-78,84,167-168		56-74
	30. Credit risk mitigation	77-78,150,159, 200-201		22,52-53,69
Other Risks	31. Discussion of other risks	72-74,100-109
	32. Publicly known risk events involving material or potentially material loss events	100-109

BMO Financial Group 207th Annual Report 2024	13

Management’s Discussion and Analysis
BMO’s Chief Executive Officer and Chief Financial Officer have signed a statement outlining management’s responsibility for financial information in the audited annual consolidated financial statements and Management’s Discussion and Analysis (MD&A). The statement also explains the roles of the Audit and Conduct Review Committee and Board of Directors in respect of that financial information.
The MD&A comments on our operations and financial condition for the years ended October 31, 2024 and 2023. The MD&A should be read in conjunction with the audited annual consolidated financial statements for the year ended October 31, 2024. The MD&A commentary is as at December 4, 2024. Unless otherwise indicated, all amounts are stated in Canadian dollars and have been derived from audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. We also comply with interpretations of IFRS by our regulator, the Office of the Superintendent of Financial Institutions (OSFI). References to generally accepted accounting principles (GAAP) mean IFRS.

Index

15	Caution Regarding Forward-Looking Statements

16	About BMO

17	Financial Objectives and Value Measures

20	Financial Highlights

21	Non-GAAP and Other Financial Measures

25	Economic Developments and Outlook

26	2024 Financial Performance Review

33	2024 Operating Groups Performance Review
33	Summary
34	Personal and Commercial Banking
35	Canadian Personal and Commercial Banking
39	U.S. Personal and Commercial Banking
43	BMO Wealth Management
47	BMO Capital Markets
50	Corporate Services, including Technology and Operations

52	Summary Quarterly Earnings Trends

53	Review of Fourth Quarter 2024 Performance

55	2023 Financial Performance Review

57	Financial Condition Review
57	Summary Balance Sheet
59	Enterprise-Wide Capital Management
66	Off-Balance Sheet Arrangements

68	Enterprise-Wide Risk Management

110	Accounting Matters and Disclosure and Internal Control
110	Critical Accounting Estimates and Judgments
113	Changes in Accounting Policies in 2024
113	Future Changes in Accounting Policies
114	Other Regulatory Developments
114	Transactions with Related Parties
115	Shareholders’ Auditors’ Services and Fees
116	Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting

117	Supplemental Information

125	Glossary of Financial Terms

Regulatory Filings
BMO’s continuous disclosure materials, including our interim consolidated financial statements and interim MD&A, audited annual consolidated financial statements and annual MD&A, Annual Information Form and Notice of Annual Meeting of Shareholders and Management Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedarplus.ca and on the EDGAR section of the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. BMO’s Chief Executive Officer and Chief Financial Officer certify the appropriateness and fairness of BMO’s annual and interim consolidated financial statements, annual MD&A and Annual Information Form, the effectiveness of BMO’s disclosure controls and procedures and the effectiveness of, and any material weaknesses relating to, BMO’s internal control over financial reporting. Information contained in, or otherwise accessible through, our website (www.bmo.com) or any third-party websites mentioned herein, does not form part of this document.

Caution
The About BMO, Financial Objectives and Value Measures, Economic Developments and Outlook, Provision for Income Taxes and Other Taxes, 2025 Areas of Focus, Business Environment and Outlook, Enterprise-Wide Capital Management,
Off-Balance
Sheet Arrangements, Enterprise-Wide Risk Management, Future Changes in Accounting Policies and Other Regulatory Developments sections contain certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Refer to the Caution Regarding Forward-Looking Statements section for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in such sections.

14	BMO Financial Group 207th Annual Report 2024

Factors That May Affect Future Results
As noted in the following Caution Regarding Forward-Looking Statements section, all forward-looking statements and information, by their nature, are subject to inherent risks and uncertainties, both general and specific, which may cause actual results to differ materially from the expectations expressed in any forward-looking statement. The Enterprise-Wide Risk Management section describes a number of risks, including credit and counterparty, market, insurance, liquidity and funding, operational non-financial,
legal and regulatory, strategic, environmental and social, and reputation risk. Should our risk management framework prove ineffective, there could be a material impact on our financial position and results.

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States
Private Securities Litigation Reform Act of 1995
and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2025 and beyond, our strategies or future actions, our targets and commitments (including with respect to net zero emissions), expectations for our financial condition, capital position, the regulatory environment in which we operate, the results of, or outlook for, our operations or the Canadian, U.S. and international economies, and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “schedule”, “forecast”, “outlook”, “timeline”, “suggest”, “seek” and “could” or negative or grammatical variations thereof.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges and changes in foreign exchange and interest rates; changes to our credit ratings; cyber and information security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; technology resilience, innovation and competition; failure of third parties to comply with their obligations to us; political conditions, including changes relating to, or affecting, economic or trade matters; disruption of global supply chains; environmental and social risk, including climate change; the Canadian housing market and consumer leverage; inflationary pressures; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs and capital requirements; changes in monetary, fiscal or economic policy; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, the appeal of favourable outcomes and our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans, complete proposed acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals, and realize any anticipated benefits from such plans and transactions; critical accounting estimates and judgments, and the effects of changes in accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; global capital markets activities; the emergence or continuation of widespread health emergencies or pandemics, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; the possible effects on our business of war or terrorist activities; natural disasters, such as earthquakes and flooding, and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.
We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial,
legal and regulatory, strategic, environmental and social, and reputation risk in the Enterprise-Wide Risk Management section, as updated by quarterly reports, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.
Material economic assumptions underlying the forward-looking statements contained in this document include those set out in the Economic Developments and Outlook section, and the Allowance for Credit Losses section, as updated by quarterly reports. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

BMO Financial Group 207th Annual Report 2024	15

MANAGEMENT’S DISCUSSION AND ANALYSIS

About BMO
Established in 1817, BMO Financial Group (BMO, Bank of Montreal, the bank, we, our, us) is the eighth largest bank in North America by assets, with total assets of $1.41 trillion. We are a highly diversified financial institution providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services. We serve thirteen million customers across North America, and in select markets globally, through three integrated operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.
At BMO, we continue to build a high-performing, digitally-enabled, future-ready bank with engaged employees and a winning culture. We are focused on helping our customers make real financial progress, and on financing our clients’ growth and innovation, while also investing in our workforce. Anchored by our Purpose, we are driven by our strategic priorities for growth, strengthened by our approach to sustainability and guided by our values as we build a foundation of trust with our colleagues, customers and communities.

Our Purpose: Boldly Grow the Good
in business and life
BMO has a deep sense of purpose – to be a champion of progress and a catalyst for change. We are leveraging our position as a leading financial services provider in order to create opportunities for our colleagues, customers and communities to make positive, sustainable change – because we believe that success can and must be mutual.

•
Thriving economy
– Providing access to capital and valuable financial advice – investing in businesses, supporting home ownership and strengthening the communities we serve, while driving innovation that makes banking easier.

•	Sustainable future – Being our clients’ lead partner in the transition to a net zero world, as well as delivering on our commitment to sustainable financing and responsible investing.

•
Inclusive society
– Committing to zero barriers to inclusion through investments, financial products and services, and partnerships that remove systemic barriers for under-represented customers, employees and communities – and drive inclusion and equitable growth for everyone.

Our Strategic Priorities
We aim to achieve our financial objectives by aligning our operations with, and executing on, our strategic priorities. Our group strategic priorities align with and support our enterprise-wide strategy, positioning us well to achieve competitive performance.

•	World-class loyalty and growth, powered by One Client leadership, bringing the full suite of BMO’s products, services and advice to our clients.

•	Winning culture driven by alignment, empowerment and recognition.

•	Digital First for speed, scale and the elimination of complexity.

•	Be our clients’ lead partner in the transition to a net zero world.

•	Superior management of risk , capital and funding performance.
The operating group strategies are outlined in the 2024 Operating Groups Performance Review.

Our Approach to Sustainability
Our commitment to sustainability is embedded in our strategy and is fundamental to our Purpose. We identify the most significant effects of our business operations, products and services on interested parties and the communities in which we operate. We take steps to manage our business in a manner that is consistent with our sustainability objectives, considering our impact on communities, society and interested parties. We apply a variety of sustainability practices and benchmarks to capture opportunities and manage risks in key areas, including sustainable finance, climate change, human rights, diversity, equity and inclusion.

Our Values
Four core values shape our culture and underpin our choices and actions:

•	Integrity

•	Diversity

•	Responsibility

•	Empathy
Caution
This About BMO section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

16	BMO Financial Group 207th Annual Report 2024

Financial Objectives and Value Measures
Results and measures in this section are presented on a reported and an adjusted basis, and management considers both of these to be useful in assessing our performance. We believe that the non-GAAP measures and ratios presented here, read together with our GAAP results, provide readers with a better understanding of how management assesses results and are a reflection of ongoing business performance.
Adjusted results and measures in this section, including earnings per share (EPS), EPS growth, return on equity (ROE), return on tangible common equity (ROTCE), net income, revenue, non-interest expense, efficiency ratio and operating leverage, are non-GAAP amounts, measures and ratios, and are discussed in the
Non-GAAP
and Other Financial Measures section.
Information regarding the composition of each of these measures is provided in the Glossary of Financial Terms.

Financial Objectives
BMO has established medium-term financial objectives for certain important performance measures, which are set out below. Medium-term is generally defined as three to five years, and performance is assessed on an adjusted basis. These objectives serve as guideposts and assume a normal business environment and credit cycle. We aim to deliver top-tier total shareholder return and achieve our financial objectives by aligning our operations with, and executing on, our strategic priorities.
Our business planning process is rigorous, sets ambitious goals and considers factors such as the prevailing economic environment, our risk appetite, customers’ evolving needs and opportunities available across our operating groups. It includes clear and direct accountability for annual performance that is measured against both internal and external benchmarks and progress toward our strategic priorities. We seek a balance between current profitability and investing to create sustainable growth. Our ability to achieve these objectives may be affected by changes in the economic, business or regulatory environment or extraordinary developments.
BMO’s results in fiscal 2024 were impacted by higher provisions for credit losses, in part due to a prolonged period of high interest rates, which also contributed to a more challenging U.S. banking market. Higher credit provisions more than offset our strong expense management. As a result, BMO did not achieve several of its medium-term financial objectives on an adjusted basis. Although an ROE of 15% will be challenging to meet in the near term, in an environment where credit losses decline from elevated levels, we believe it to be an appropriate medium-term financial objective as we execute our strategic plan to enhance the efficiency and profitability of our business. BMO has delivered positive operating leverage in four of the last five years. Our financial objectives and our performance against these objectives are outlined in the table below and described in the sections that follow.
Table 1

	Financial objectives (adjusted)	Reported basis			Adjusted basis (1)
As at and for the periods ended October 31, 2024		1-year	3-year (2) (3)	5-year (2) (3)	1-year	3-year (2) (3)	5-year (2) (3)
Earnings per share growth (%)	7-10%	65.1	(6.3)	1.9	(18.0)	(9.3)	0.5
Average return on equity (%)	15% or more	9.7	12.9	12.7	9.8	12.5	12.9
Average return on tangible common equity (%)	18% or more	13.5	15.7	15.2	13.1	15.3	15.4
Operating leverage (%) (2)	2% or more	19.8	0.4	1.7	1.6	(1.3)	1.0
Common Equity Tier 1 Ratio (%)	Exceed regulatory requirement	13.6	na	na	na	na	na
Total shareholder return (%)	Top-tier	27.4	2.6	10.2	na	na	na

(1)	Adjusted results and measures are non-GAAP amounts and measures and are discussed in the Non-GAAP and Other Financial Measures section.
(2)
Prior to November 1, 2022, we presented adjusted revenue on a basis net of insurance claims, commissions and changes in policy benefit liabilities (CCPB) and operating leverage was calculated based on revenue, net of CCPB. Beginning fiscal 2023, we no longer report CCPB, given the adoption and retrospective application of IFRS 17,
Insurance Contracts
(IFRS 17). Revenue, net of CCPB, was $34,393 million in fiscal 2022 and $25,787 million in fiscal 2021. Measures and ratios presented on a basis net of CCPB are non-GAAP
amounts.

(3)	The 3-year and 5-year EPS growth rate and operating leverage, net of CCPB, reflect compound annual growth rates (CAGR).
na – not applicable
Certain comparative figures have been reclassified for changes in accounting policy.

Earnings per Share Growth

All references to earnings per share (EPS) are to diluted EPS, unless otherwise indicated.
EPS was $9.51 in fiscal 2024, an increase of $3.75 or 65% from $5.76 in fiscal 2023. Adjusted EPS was $9.68, a decrease of $2.13 or 18% from $11.81 in fiscal 2023. EPS reflected higher earnings on a reported basis and lower earnings on an adjusted basis, as well as a higher number of common shares outstanding. Net income available to common shareholders increased 69% year-over-year on a reported basis and decreased 16% on an adjusted basis. The average number of diluted common shares outstanding increased 3% from fiscal 2023, reflecting common shares issued during the year under the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP).

Certain comparative figures have been reclassified for changes in accounting policy.

Earnings per Share (EPS)
is calculated by dividing net income available to common shareholders, after deducting preferred share dividends and distributions on other equity instruments, by the average number of common shares outstanding. Adjusted EPS is calculated in the same manner, using adjusted net income attributable to common shareholders. Diluted EPS, which is BMO’s basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS, and is more fully explained in Note 24 of the audited annual consolidated financial statements.

BMO Financial Group 207th Annual Report 2024	17

MANAGEMENT’S DISCUSSION AND ANALYSIS

Return on Equity and Return on Tangible Common Equity

Reported return on equity (ROE) was 9.7% in fiscal 2024 and adjusted ROE was 9.8%, compared with 6.2% and 12.6%, respectively, in fiscal 2023. Reported ROE increased due to higher net income, partially offset by an increase in average common shareholders’ equity. Adjusted ROE decreased due to lower adjusted net income and an increase in average common shareholders’ equity.
There was an increase of $2,838 million in reported net income available to common shareholders and a decrease of $1,338 million in adjusted net income available to common shareholders in the current year, primarily due to higher provisions for credit losses. Average common shareholders’ equity increased $5.4 billion or 8% from fiscal 2023, primarily due to the issuance of common shares under the DRIP, an increase in accumulated other comprehensive income and growth in retained earnings.
Reported return on tangible common equity (ROTCE) was 13.5%, compared with 8.4% in fiscal 2023, and adjusted ROTCE was 13.1%, compared with 16.3% in fiscal 2023. Reported ROTCE increased due to higher earnings, partially offset by higher tangible common equity, and adjusted ROTCE decreased due to lower adjusted earnings and higher tangible common equity. Book value per share increased 9% from the prior year to $104.40, reflecting the increase in shareholders’ equity.

Certain comparative figures have been reclassified for changes in accounting policy.

Return on Common Shareholders’ Equity (ROE)
is calculated as net income, less preferred dividends and distributions on other equity instruments, as a percentage of average common shareholders’ equity. Common shareholders’ equity comprises common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income rather than reported net income.

Return on Tangible Common Equity (ROTCE)
is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets, as a percentage of average tangible common equity. Average tangible common equity comprises common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Adjusted ROTCE is calculated using adjusted net income rather than reported net income.

Efficiency Ratio and Operating Leverage

BMO’s reported efficiency ratio was 59.5% in fiscal 2024, compared with 72.2% in fiscal 2023. Adjusted efficiency ratio
(1)
was 58.6%, compared with 59.5% in fiscal 2023. The decrease in the reported efficiency ratio reflected revenue growth and lower expenses, and the decrease in the adjusted efficiency ratio reflected revenue growth in excess of expense growth.
Reported operating leverage was 19.8% in fiscal 2024, compared with negative 43.7% in fiscal 2023, and adjusted operating leverage was 1.6% in fiscal 2024, compared with negative 7.6% in fiscal 2023.

(1)  Prior to November 1, 2022, we presented adjusted revenue on a basis net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). Beginning the first quarter of fiscal 2023, we no longer report CCPB, given the adoption and retrospective application of IFRS 17,
Insurance Contracts
(IFRS 17). For periods prior to November 1, 2022, operating leverage was calculated based on revenue, net of CCPB. Revenue, net of CCPB, was $34,393 million in fiscal 2022. Measures and ratios presented on a basis net of CCPB are non-GAAP amounts. For further information, refer to the Non-GAAP and Other Financial Measures section.

Efficiency Ratio
(or expense-to-revenue
ratio)
is a measure of productivity. It is a percentage calculated as non-interest
expense divided by total revenue (on a taxable equivalent basis in the operating groups).

Operating Leverage
is the difference between the growth rates of revenue and
non-interest
expense. Adjusted operating leverage is calculated using adjusted revenue and adjusted non-interest
expense.

18	BMO Financial Group 207th Annual Report 2024

Common Equity Tier 1 Ratio

Our Common Equity Tier 1 (CET1) Ratio was 13.6% as at October 31, 2024, compared with 12.5% as at October 31, 2023. Our CET1 Ratio increased from the prior year, primarily as a result of internal capital generation, common shares issued under the DRIP and lower source-currency risk-weighted assets (RWA). There was a positive impact to the ratio from the reversal of a fiscal 2022 legal provision associated with a predecessor bank, M&I Marshal and Ilsley Bank, which increased internal capital generation and reduced RWA.

Common Equity Tier 1 (CET1) Ratio
is calculated as CET1 Capital, which comprises common shareholders’ equity, including applicable contractual service margin, net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items (which may include a portion of expected credit loss provisions or shortfall in allowances), divided by risk-weighted assets. The CET1 Ratio is calculated in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline.

Total Shareholder Return
TABLE 2

For the year ended October 31	2024	2023	2022	2021	2020	3-year CAGR (1)	5-year CAGR (1)
Closing market price per common share ($)	126.88	104.79	125.49	134.37	79.33	(1.9)	5.4
Dividends paid ($ per share)	6.04	5.72	5.11	4.24	4.21	12.5	8.6
Dividend yield (%)	4.8	5.5	4.3	3.2	5.3	nm	nm
Increase (decrease) in share price (%)	21.1	(16.5)	(6.6)	69.4	(18.6)	nm	nm
Total annual shareholder return (%) (2)	27.4	(12.5)	(3.1)	75.9	(14.6)	2.6	10.2
Canadian peer group average (excluding BMO) (3)	49.4	(8.8)	(6.2)	56.1	(11.5)	7.9	11.6

(1)	Compound annual growth rate (CAGR) expressed as a percentage.
(2)	Total annual shareholder return assumes reinvestment of quarterly dividends and therefore does not equal the sum of dividend and share price returns in the table.
(3)	As at October 31, 2024. Canadian peer group: The Bank of Nova Scotia, Canadian Imperial Bank of Commerce, National Bank of Canada, Royal Bank of Canada, and The Toronto-Dominion Bank.
nm – not meaningful
Certain comparative figures have been reclassified for changes in accounting policy.
The average annual total shareholder return (TSR) is a key measure of shareholder value and we expect that execution on our strategic priorities will drive value creation for our shareholders. The one-year, three-year and five-year average annual TSR was 27.4%, 2.6% and 10.2%, respectively, compared with our Canadian peer group average (excluding BMO) of 49.4%, 7.9% and 11.6%, respectively.
The table above summarizes dividends paid on BMO’s common shares over the past five years and the movements in our share price. An investment of $1,000 in BMO common shares made at the beginning of fiscal 2020 would have been worth $1,624 as at October 31, 2024, assuming reinvestment of dividends, for a total return of 62.4%.
Dividends declared per common share in fiscal 2024 totalled $6.12, an increase of $0.32 from $5.80 in the prior year. Dividends paid over a five-year
period have increased at an average annual compound rate of approximately 9%.

The annual
Total Shareholder Return (TSR)
represents the average annual total return earned on an investment in BMO common shares made at the beginning of the respective period. The return includes the change in share price and assumes dividends received were reinvested in additional common shares.
Caution
This Financial Objectives and Value Measures section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group 207th Annual Report 2024	19

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Highlights
TABLE 3

(Canadian $ in millions, except as noted)	2024	2023

Summary Income Statement (1) (2)
Net interest income	19,468	18,681
Non-interest revenue	13,327	10,578
Revenue	32,795	29,259
Provision for credit losses on impaired loans	3,066	1,180
Provision for credit losses on performing loans	695	998
Total provision for credit losses (PCL)	3,761	2,178
Non-interest expense	19,499	21,134
Provision for income taxes	2,208	1,510
Net income	7,327	4,437
Net income available to common shareholders	6,932	4,094
Adjusted net income	7,449	8,735
Adjusted net income available to common shareholders	7,054	8,392

Common Share Data ($, except as noted) (1)
Basic earnings per share	9.52	5.77
Diluted earnings per share	9.51	5.76
Adjusted diluted earnings per share	9.68	11.81
Book value per share	104.40	95.90
Closing share price	126.88	104.79
Number of common shares outstanding (in millions)
End of period	729.5	720.9
Average basic	727.7	709.4
Average diluted	728.5	710.5
Market capitalization ($ billions)	92.6	75.5
Dividends declared per share	6.12	5.80
Dividend yield (%)	4.8	5.5
Dividend payout ratio (%)	64.3	100.5
Adjusted dividend payout ratio (%)	63.1	49.0

Financial Measures and Ratios (%) (1) (2)
Return on equity	9.7	6.2
Adjusted return on equity	9.8	12.6
Return on tangible common equity	13.5	8.4
Adjusted return on tangible common equity	13.1	16.3
Efficiency ratio	59.5	72.2
Adjusted efficiency ratio (3)	58.6	59.5
Operating leverage	19.8	(43.7)
Adjusted operating leverage (3)	1.6	(7.6)
Net interest margin on average earning assets	1.57	1.63
Adjusted net interest margin, excluding trading net interest income, and trading and insurance assets	1.85	1.88
Effective tax rate	23.2	25.4
Adjusted effective tax rate	22.9	22.4
Total PCL-to-average net loans and acceptances	0.57	0.35
PCL on impaired loans-to-average net loans and acceptances	0.47	0.19

Balance Sheet and Other Information (as at October 31, $ millions, except as noted)
Assets	1,409,647	1,347,006
Average earning assets	1,237,245	1,145,870
Gross loans and acceptances	682,731	668,583
Net loans and acceptances	678,375	664,776
Deposits	982,440	910,879
Common shareholders’ equity	76,163	69,137
Total risk-weighted assets (4)	420,838	424,197
Assets under administration	770,584	808,985
Assets under management	422,701	332,947

Capital and Liquidity Measures (%) (4)
Common Equity Tier 1 Ratio	13.6	12.5
Tier 1 Capital Ratio	15.4	14.1
Total Capital Ratio	17.6	16.2
Leverage Ratio	4.4	4.2
TLAC Ratio	29.3	27.0
Liquidity Coverage Ratio (LCR)	132	128
Net Stable Funding Ratio (NSFR)	117	115

Foreign Exchange Rates ($)
As at October 31, Canadian/U.S. dollar	1.3909	1.3868
Average Canadian/U.S. dollar	1.3591	1.3492

(1)
Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information, refer to the
Non-GAAP
and Other Financial Measures section. For details on the composition of non-GAAP
amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2)
Effective the first quarter of fiscal 2024, the bank adopted IFRS 17,
Insurance Contracts
(IFRS 17), recognizing the cumulative effect of adoption in opening retained earnings, and applied it retrospectively to fiscal 2023 results. For further information, refer to the Changes in Accounting Policies in 2024 section.

(3)
Prior to November 1, 2022, we presented adjusted revenue on a basis net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). Beginning the first quarter of fiscal 2023, we no longer report CCPB, given the adoption and retrospective application of IFRS 17. For periods prior to November 1, 2022, efficiency ratio and operating leverage were calculated based on revenue, net of CCPB. Revenue, net of CCPB, was $34,393 million in fiscal 2022. Measures and ratios presented on a basis net of CCPB are non-GAAP
amounts.

(4)
Capital and liquidity measures are disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline and the Liquidity Adequacy Requirements (LAR) Guideline, as set out by OSFI, as applicable.

Certain comparative figures have been reclassified for changes in accounting policy.

20	BMO Financial Group 207th Annual Report 2024

Non-GAAP
and Other Financial Measures
Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating segments, including amounts, measures and ratios that are presented on a non-GAAP
basis, as described below. We believe that these non-GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.
Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.
For further information regarding the composition of other financial measures, including supplementary financial measures, refer to the Glossary of Financial Terms.
Our non-GAAP measures broadly fall into the following categories:
Adjusted measures and ratios
Management considers both reported and adjusted results and measures to be useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expense, provision for credit losses and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non-GAAP.
Presenting results on both a reported basis and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing business performance. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.
Tangible common equity and return on tangible common equity
Tangible common equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets, as a percentage of average tangible common equity. ROTCE is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.
Measures net of insurance claims, commissions and changes in policy benefit liabilities
For periods prior to November 1, 2022, we presented adjusted revenue on a basis net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and our efficiency ratio and operating leverage were calculated on a similar basis. Beginning the first quarter of fiscal 2023, we no longer report CCPB, given the adoption and retrospective application of IFRS 17,
Insurance Contracts
(IFRS 17). For periods prior to November 1, 2022, adjusted efficiency ratio and adjusted operating leverage were calculated based on revenue, net of CCPB. Measures and ratios presented on a basis net of CCPB are non-GAAP
amounts. For more information, refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section of the 2023 Annual MD&A.
Caution
This
Non-GAAP
and Other Financial Measures section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group 207th Annual Report 2024	21

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-GAAP
and Other Financial Measures
TABLE 4

(Canadian $ in millions, except as noted)	2024	2023
Reported Results
Net interest income	19,468	18,681
Non-interest revenue	13,327	10,578
Revenue	32,795	29,259
Provision for credit losses	(3,761)	(2,178)
Non-interest expense	(19,499)	(21,134)
Income before income taxes	9,535	5,947
Provision for income taxes	(2,208)	(1,510)
Net income	7,327	4,437
Diluted EPS ($)	9.51	5.76

Adjusting Items Impacting Revenue (Pre-tax)
Management of fair value changes on the purchase of Bank of the West (1)	–	(2,011)
Legal provision/reversal (including related interest expense and legal fees) (2)	547	(30)
Impact of Canadian tax measures (3)	–	(138)
Impact of loan portfolio sale (4)	(164)	–
Impact of adjusting items on revenue (pre-tax)	383	(2,179)

Adjusting Items Impacting Provision for Credit Losses (Pre-tax)
Initial provision for credit losses on purchased performing loans (pre-tax) (5)	–	(705)

Adjusting Items Impacting Non-Interest Expense (Pre-tax)
Acquisition and integration costs (6)	(172)	(2,045)
Amortization of acquisition-related intangible assets (7)	(450)	(357)
Legal provision/reversal (including related interest expense and legal fees) (2)	588	3
Impact of Canadian tax measures (3)	–	(22)
FDIC special assessment (8)	(476)	–
Impact of adjusting items on non-interest expense (pre-tax)	(510)	(2,421)
Impact of adjusting items on reported net income (pre-tax)	(127)	(5,305)

Adjusting Items Impacting Revenue (After-tax)
Management of fair value changes on the purchase of Bank of the West (1)	–	(1,461)
Legal provision/reversal (including related interest expense and legal fees) (2)	401	(23)
Impact of Canadian tax measures (3)	–	(115)
Impact of loan portfolio sale (4)	(136)	–
Impact of adjusting items on revenue (after-tax)	265	(1,599)

Adjusting Items Impacting Provision for Credit Losses (After-tax)
Initial provision for credit losses on purchased performing loans (after-tax) (5)	–	(517)

Adjusting Items Impacting Non-Interest Expense (After-tax)
Acquisition and integration costs (6)	(129)	(1,533)
Amortization of acquisition-related intangible assets (7)	(334)	(264)
Legal provision/reversal (including related interest expense and legal fees) (2)	433	2
Impact of Canadian tax measures (3)	–	(16)
FDIC special assessment (8)	(357)	–
Impact of adjusting items on non-interest expense (after-tax)	(387)	(1,811)

Adjusting Items Impacting Provision for Income Taxes
Impact of Canadian tax measures (3)	–	(371)
Impact of adjusting items on reported net income (after-tax)	(122)	(4,298)
Impact on diluted EPS ($)	(0.17)	(6.05)

Adjusted Results
Net interest income	18,921	19,094
Non-interest revenue	13,491	12,344
Revenue	32,412	31,438
Provision for credit losses	(3,761)	(1,473)
Non-interest expense	(18,989)	(18,713)
Income before income taxes	9,662	11,252
Provision for income taxes	(2,213)	(2,517)
Net income	7,449	8,735
Diluted EPS ($)	9.68	11.81
Adjusted results excluded the following items:

(1)
Management of the impact of interest rate changes between the announcement and closing of the acquisition of Bank of the West on its fair value and goodwill, recorded in Corporate Services. Fiscal 2023 comprised $1,628 million of mark-to-market
losses on certain interest rate swaps recorded in trading revenue and $383 million of losses on a portfolio of primarily U.S. treasuries and other balance sheet instruments recorded in net interest income.

(2)
Impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, recorded in Corporate Services. Fiscal 2024: Reversal of a fiscal 2022 legal provision, including accrued interest comprising a reversal of $547 million of interest expense and $588 million of non-interest
expense. Fiscal 2023: A provision comprising a $30 million interest expense and a $3 million recovery of non-interest
expense. For further information, refer to the Provisions and Contingent Liabilities section in Note 25 of the audited annual consolidated financial statements.

(3)
Impact of certain tax measures enacted by the Canadian government, recorded in Corporate Services. Fiscal 2023: $371 million one-time
tax expense, comprising a $312 million Canada Recovery Dividend and $59 million related to the pro-rated
fiscal 2022 impact of the 1.5% tax rate increase, net of a deferred tax asset remeasurement; and a $131 million ($160 million pre-tax)
charge related to the amended GST/HST definition for financial services, comprising $138 million recorded in non-interest
revenue and $22 million recorded in
non-interest
expense.

(4)	Net accounting loss on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization, recorded in non-interest revenue in Corporate Services.
(5)	Initial provision for credit losses on the purchased Bank of the West performing loan portfolio, recorded in Corporate Services.

22	BMO Financial Group 207th Annual Report 2024

(6)
Acquisition and integration costs, recorded in
non-interest
expense in the related operating group. Bank of the West recorded in Corporate Services: $97 million ($129 million pre-tax)
in fiscal 2024 and $1,520 million ($2,027 million
pre-tax)
in fiscal 2023. Radicle and Clearpool recorded in BMO Capital Markets: $15 million ($20 million pre-tax)
in fiscal 2024 and $4 million ($5 million
pre-tax)
in fiscal 2023. AIR MILES recorded in Canadian P&C: $17 million ($23 million pre-tax)
in fiscal 2024 and $9 million ($13 million
pre-tax)
in fiscal 2023.

(7)
Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest
expense in the related operating group. Fiscal 2024 included an $18 million write-down related to the acquisition of Radicle, recorded in BMO Capital Markets.

(8)	Impact of a U.S. Federal Deposit Insurance Corporation (FDIC) special assessment, recorded in non-interest expense in Corporate Services.

Certain comparative figures have been reclassified for changes in accounting policy.
Summary of Reported and Adjusted Results by Operating Segment
TABLE 5

(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (1) (US$ in millions)
2024
Reported net income (loss)	3,457	1,829	5,286	1,248	1,492	(699)	7,327	2,112
Adjusting Items (2)
Acquisition and integration costs	17	–	17	–	15	97	129	76
Amortization of acquisition-related intangible assets	13	283	296	7	31	–	334	222
Legal provision/reversal (including related interest expense and legal fees)	–	–	–	–	–	(834)	(834)	(616)
Impact of loan portfolio sale	–	–	–	–	–	136	136	102
Impact of FDIC special assessment	–	–	–	–	–	357	357	263
Adjusted net income (loss)	3,487	2,112	5,599	1,255	1,538	(943)	7,449	2,159
2023
Reported net income (loss)	3,573	2,489	6,062	1,146	1,625	(4,396)	4,437	15
Adjusting Items (2)
Acquisition and integration costs	9	–	9	–	4	1,520	1,533	1,124
Amortization of acquisition-related intangible assets	6	234	240	4	20	–	264	186
Management of fair value changes on the purchase of Bank of the West	–	–	–	–	–	1,461	1,461	1,093
Legal provision/reversal (including related interest expense and legal fees)	–	–	–	–	–	21	21	15
Impact of Canadian tax measures	–	–	–	–	–	502	502	–
Initial provision for credit losses on purchased performing loans	–	–	–	–	–	517	517	379
Adjusted net income (loss)	3,588	2,723	6,311	1,150	1,649	(375)	8,735	2,812

(1)	U.S. segment reported and adjusted results comprise net income recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.
(2)	Refer to footnotes (1) to (8) in the Non-GAAP and Other Financial Measures table for further information on adjusting items.
Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policy.
Return on Equity and Return on Tangible Common Equity
TABLE 6

(Canadian $ in millions, except as noted) For the year ended October 31	2024	2023
Reported net income	7,327	4,437
Net income attributable to non-controlling interest in subsidiaries	9	12
Net income attributable to bank shareholders	7,318	4,425
Dividends on preferred shares and distributions on other equity instruments	(386)	(331)
Net income available to common shareholders (A)	6,932	4,094
After-tax amortization of acquisition-related intangible assets	334	264
Net income available to common shareholders after adjusting for amortization of acquisition-related intangible assets (B)	7,266	4,358
After-tax impact of other adjusting items (1)	(212)	4,034
Adjusted net income available to common shareholders (C)	7,054	8,392
Average common shareholders’ equity (D)	71,817	66,444
Goodwill	(16,385)	(13,466)
Acquisition-related intangible assets	(2,642)	(2,197)
Net of related deferred liabilities	960	857
Average tangible common equity (E)	53,750	51,638
Return on equity (%) (= A/D)	9.7	6.2
Adjusted return on equity (%) (= C/D)	9.8	12.6
Return on tangible common equity (%) (= B/E)	13.5	8.4
Adjusted return on tangible common equity (%) (= C/E)	13.1	16.3

(1)	Refer to footnotes (1) to (8) in the Non-GAAP and Other Financial Measures table for further information on adjusting items.
Certain comparative figures have been reclassified for changes in accounting policy.

BMO Financial Group 207th Annual Report 2024	23

MANAGEMENT’S DISCUSSION AND ANALYSIS

Return on Equity by Operating Segment
(1)
TABLE 7

	2024
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)
Reported
Net income available to common shareholders	3,415	1,773	5,188	1,239	1,455	(950)	6,932	2,087
Total average common equity	15,986	33,235	49,221	4,770	13,172	4,654	71,817	31,782
Return on equity (%)	21.4	5.4	10.5	26.0	11.0	na	9.7	6.6
Adjusted (3)
Net income available to common shareholders	3,445	2,056	5,501	1,246	1,501	(1,194)	7,054	2,134
Total average common equity	15,986	33,235	49,221	4,770	13,172	4,654	71,817	31,782
Return on equity (%)	21.5	6.2	11.2	26.1	11.4	na	9.8	6.7

	2023
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US$ in millions)
Reported
Net income available to common shareholders	3,534	2,438	5,972	1,138	1,592	(4,608)	4,094	(17)
Total average common equity	13,269	27,569	40,838	4,623	11,833	9,150	66,444	27,203
Return on equity (%)	26.6	8.8	14.6	24.6	13.4	na	6.2	(0.1)
Adjusted (3)
Net income available to common shareholders	3,549	2,672	6,221	1,142	1,616	(587)	8,392	2,780
Total average common equity	13,269	27,569	40,838	4,623	11,833	9,150	66,444	27,203
Return on equity (%)	26.7	9.7	15.2	24.7	13.6	na	12.6	10.2

(1)	Return on equity is based on allocated capital. For further information, refer to the How BMO Reports Operating Group Results section.
(2)	U.S. segment reported and adjusted results comprise net income and allocated capital recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.
(3)	Refer to footnotes (1) to (8) in the Non-GAAP and Other Financial Measures table for further information on adjusting items.
na – not applicable
Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policy.
Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Effective the first quarter of fiscal 2024, our capital allocation rate increased to 11.5% of risk-weighted assets, compared with 11.0% in fiscal 2023, to reflect increased regulatory capital requirements. Unallocated capital is reported in Corporate Services. Capital allocation methodologies are reviewed at least annually.

24	BMO Financial Group 207th Annual Report 2024

Economic Developments and Outlook
Economic Developments in 2024 and Outlook for calendar 2025
(1)
Canada’s real gross domestic product (GDP) growth is estimated to have slowed modestly to an annual rate of 1.3% in 2024, from 1.5% in 2023. Steady growth in consumer and government spending was partially offset by weakness in housing market activity, business investment and exports. Real GDP growth is expected to improve moderately to 2.0% in 2025 in response to the Bank of Canada’s interest rate reductions, a temporary reduction in sales taxes on some items and federal stimulus cheques, and firmer global demand. However, the federal government’s intent to significantly reduce immigration and the expected rate of population growth over the next two years implies some downside risk to GDP growth. The unemployment rate increased by almost one percentage point during the past year to 6.5% in October 2024, due to a rapidly expanding labour force and slowing employment growth. The unemployment rate is anticipated to rise to 7.0% by early 2025, before falling modestly as economic growth improves and population growth slows. Easing labour shortages and lower gasoline prices contributed to the moderate 2.0% year-over-year growth in the consumer price index in October 2024. With inflation declining faster than anticipated, the Bank of Canada has lowered its key policy rate by a cumulative 125 basis points since June 2024 and is expected to reduce it by an additional 125 basis points to 2.5% by June 2025. The housing market is projected to strengthen in 2025 as a result of lower mortgage rates and new mortgage rules intended to support first-time home buyers. Industry-wide growth in residential mortgage balances remained stable at 3.5% year-over-year in September 2024, but is projected to gradually pick up as housing market activity improves in 2025. Year-over-year growth in consumer credit (excluding mortgages) increased to 4.0% in September 2024, amid strong growth in credit card balances, though this is unlikely to be sustained in 2025. Growth in non-financial corporate credit balances decelerated sharply in 2024 as a result of weak business investment and elevated cash balances, but is expected to increase at a moderate pace in 2025 in response to lower interest rates. The Canadian dollar will likely remain weak due to the lower interest rate environment in Canada relative to the United States and the threat of higher tariffs on Canadian exports to the United States, before appreciating modestly in 2025 as the U.S. dollar weakens on an easing Federal Reserve policy.
U.S. real GDP growth is estimated to have moderated slightly to an annual rate of 2.7% in 2024 from 2.9% in 2023, amid continued strength in consumer, business and government spending, partially offset by weaker housing market activity. With support from lower interest rates and expansionary fiscal policies, including a possible reduction in the corporate tax rate, the economy is projected to continue growing at a healthy rate of 2.2% in 2025. While employment growth remains solid, the unemployment rate increased from a half-century low of 3.4% in April 2023 to 4.1% in October 2024 and is projected to rise slightly to 4.3% in early 2025. The easing in labour market conditions has reduced pressure on inflation, resulting in year-over-year growth in the consumer price index moderating to 2.6% in October 2024. The Federal Reserve lowered its key lending rate for the first time in four years in September 2024 by 50 basis points and again in November by 25 basis points, and is projected to reduce the rate further by a cumulative 125 basis points to a range of 3.25% to 3.50% by late 2025. Growth in residential mortgage balances has slowed considerably to 1.9% year-over-year in October 2024 due to ongoing weakness in home sales, but will likely strengthen moderately in 2025 given anticipated declines in mortgage rates. Despite increased credit card use, year-over-year growth in consumer loan balances decelerated to 1.5% in October 2024, but is projected to grow in 2025 due to lower interest rates. Growth in commercial, industrial and commercial real estate credit remains weak due to still elevated borrowing costs, stricter lending conditions and weakness in the office real estate market, though it is expected to strengthen in 2025 in response to lower interest rates.
The economic outlook is subject to several risks that could lead to a less favourable outcome for the North American economy. These include potential higher tariffs on U.S. imports, an escalation of conflicts in the Middle East and Ukraine, heightened tensions between the United States and China over trade relations and Taiwan, tensions between Canada and India, and a possible strike by U.S. East and Gulf Coast dockworkers in January 2025. In addition, the Canadian dollar faces downside risks from possible U.S. tariffs and the upcoming renegotiation of the Canada-United States-Mexico Trade Agreement (CUSMA) in 2026. Refer to the Risks That May Affect Future Results – Top and Emerging Risks That May Affect Future Results section for further discussion of these risks.
Caution
This Economic Developments and Outlook section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)	All time periods in this section refer to the calendar year rather than BMO’s fiscal year.

BMO Financial Group 207th Annual Report 2024	25

MANAGEMENT’S DISCUSSION AND ANALYSIS

2024 Financial Performance Review
This section provides a review of BMO’s enterprise financial performance for fiscal 2024 that focuses on the Consolidated Statement of Income in BMO’s audited annual consolidated financial statements. A review of the operating groups’ strategies and performance follows the enterprise review.

Foreign Exchange
TABLE 8

(Canadian $ in millions, except as noted)	2024 vs. 2023
Canadian/U.S. dollar exchange rate (average)
2024	1.3591
2023	1.3492

Effects on U.S. Segment Reported Results
Increased (Decreased) net interest income	66
Increased (Decreased) non-interest revenue	21
Increased (Decreased) total revenue	87
Decreased (Increased) provision for credit losses	(9)
Decreased (Increased) non-interest expense	(79)
Decreased (Increased) provision for income taxes	1
Increased (Decreased) net income	–
Impact on earnings per share ($)	–

Effects on U.S. Segment Adjusted Results (1)
Increased (Decreased) net interest income	69
Increased (Decreased) non-interest revenue	33
Increased (Decreased) total revenue	102
Decreased (Increased) provision for credit losses	(4)
Decreased (Increased) non-interest expense	(62)
Decreased (Increased) provision for income taxes	(8)
Increased (Decreased) net income	28
Impact on earnings per share ($)	0.04
(1) Adjusted results are on a non-GAAP basis and are discussed in the
Non-GAAP
and Other Financial Measures section.
The table above indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on BMO’s U.S. segment reported and adjusted results.
The Canadian dollar equivalents of BMO’s U.S. segment results that are denominated in U.S. dollars increased in fiscal 2024 relative to fiscal 2023, due to changes in the Canadian/U.S. dollar exchange rate. References in this document to the impact of the U.S. dollar do not include
U.S. dollar-denominated
amounts recorded outside of BMO’s U.S. segment.
Economically, our U.S. dollar income stream was not hedged against the risk of changes in foreign exchange rates during fiscal 2024 and fiscal 2023. Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenue, expenses and provisions for (or recoveries of) credit losses and income taxes arise.
Refer to the Enterprise-Wide Capital Management section for a discussion of the impact that changes in foreign exchange rates can have on BMO’s capital position.

Net Income
Reported net income was $7,327 million, an increase of $2,890 million or 65% from the prior year, and adjusted net income was $7,449 million, a decrease of $1,286 million.
Adjusted results in the current and prior years excluded the following items:
•
The reversal of a fiscal 2022 legal provision
(1)
, including accrued interest, associated with a predecessor bank, M&I Marshall and Ilsley Bank, of $834 million ($1,135 million pre-tax)
in the current year, comprising a reversal of interest expense of $547 million and a reversal of non-interest
expense of $588 million, compared with a provision of $21 million ($27 million pre-tax)
in the prior year, comprising interest expense of $30 million and a reversal of non-interest
expense of $3 million.

•	Acquisition and integration costs of $129 million ($172 million pre-tax) in the current year and $1,533 million ($2,045 million pre-tax) in the prior year.
•
Amortization of acquisition-related intangible assets of $334 million ($450 million pre-tax)
in the current year, including an $18 million write-down related to the acquisition of Radicle Group Inc. (Radicle) in BMO Capital Markets, and $264 million ($357 million pre-tax)
in the prior year.

•	The impact of the U.S. Federal Deposit Insurance Corporation (FDIC) special assessment of $357 million ($476 million pre-tax) in the current year.

(1)	For further information, refer to the Provisions and Contingent Liabilities section in Note 25 of the audited annual consolidated financial statements.

26	BMO Financial Group 207th Annual Report 2024

•
A net accounting loss of $136 million ($164 million
pre-tax)
in the current year on the sale of a $9.6 billion (US$7.2 billion) portfolio of recreational vehicle loans related to balance sheet optimization.

•
A loss of $1,461 million ($2,011 million
pre-tax)
in the prior year related to the management of the impact of interest rate changes between the announcement and closing of the Bank of the West acquisition on its fair value and goodwill.

•	Initial provision for credit losses of $517 million ($705 million pre-tax) in the prior year on the purchased Bank of the West performing loan portfolio.
•
Impact of certain tax measures enacted by the Canadian government in the prior year, including a one-time
tax expense of $371 million, and a charge of $131 million ($160 million pre-tax)
related to the amended GST/HST definition for financial services, comprising non-interest revenue of $138 million and non-interest expense of $22 million.

Reported net income increased from the prior year, primarily due to the items noted above. The current year included one additional quarter of Bank of the West results. Adjusted net income decreased, with higher revenue more than offset by a higher provision for credit losses and higher expenses. Reported and adjusted net income decreased in U.S. P&C, BMO Capital Markets and Canadian P&C, and increased in BMO Wealth Management. On a reported basis, Corporate Services recorded a lower net loss compared with the prior year, primarily due to the items noted above. On an adjusted basis, Corporate Services recorded a higher net loss.
Further discussion is provided in the 2024 Operating Groups Performance Review section.
For further information on non-GAAP amounts, measures and ratios in this Net Income section, refer to the
Non-GAAP
and Other Financial Measures section.

Revenue
(1)
TABLE 9

(Canadian $ in millions, on a pre-tax basis) For the year ended October 31	2024	2023
Net interest income	19,468	18,681
Non-interest revenue	13,327	10,578
Total revenue	32,795	29,259
Management of fair value changes on the purchase of Bank of the West (2)	–	2,011
Legal provision/reversal (including related interest expense and legal fees) (3)	(547)	30
Impact of loan portfolio sale (4)	164	–
Impact of Canadian tax measures (5)	–	138
Impact of adjusting items on revenue	(383)	2,179
Adjusted revenue	32,412	31,438

(1)
Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information, refer to the
Non-GAAP
and Other Financial Measures section.

(2)
Management of the impact of interest rate changes between the announcement and closing of the acquisition of Bank of the West on its fair value and goodwill, recorded in Corporate Services. Fiscal 2023 comprised $1,628 million of mark-to-market
losses on certain interest rate swaps recorded in trading revenue and $383 million of losses on a portfolio of primarily U.S. treasuries and other balance sheet instruments recorded in net interest income.

(3)
Impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, recorded in Corporate Services. Fiscal 2024: $547 million reversal of interest expense relating to a fiscal 2022 legal provision. Fiscal 2023: $30 million interest expense provision. For further information, refer to the Provisions and Contingent Liabilities section in Note 25 of the audited annual consolidated financial statements.

(4)	Net accounting loss on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization, recorded in non-interest revenue in Corporate Services.
(5)	Impact of certain tax measures enacted by the Canadian government related to the amended GST/HST definition for financial services, recorded in non-interest revenue in Corporate Services.
Certain comparative figures have been reclassified for changes in accounting policy.
Effective the first quarter of fiscal 2024, the bank adopted IFRS 17,
Insurance Contracts
(IFRS 17) and retrospectively applied it to fiscal 2023 results. Insurance results are now presented in non-interest
revenue under insurance service results and insurance investment results. As a result of the adoption and retrospective application of IFRS 17 to our fiscal 2023 results, we no longer report insurance claims, commissions and changes in policy benefits as a separate line item in the Consolidated Statement of Income. Fiscal 2023 results may not be fully representative of our future earnings profile, as we did not previously manage our insurance portfolio under the new standard. For additional information, refer to Note 1 of the audited annual consolidated financial statements.
Reported revenue was $32,795 million, an increase of $3,536 million or 12% from the prior year, and adjusted revenue was $32,412 million, an increase of $974 million or 3%.
Reported and adjusted revenue increased across all operating groups and included one additional quarter of Bank of the West. Corporate Services revenue increased on a reported basis and decreased on an adjusted basis.
Further discussion is provided in the 2024 Operating Groups Performance Review section.
For further information on
non-GAAP
amounts, measures and ratios in this Revenue section, refer to the
Non-GAAP
and Other Financial Measures section.

BMO Financial Group 207th Annual Report 2024	27

MANAGEMENT’S DISCUSSION AND ANALYSIS

Net Interest Income
comprises earnings on assets, such as loans and securities, including interest and certain dividend income, less interest expense paid on liabilities, such as deposits. Net interest income, excluding trading, is presented on a basis that excludes trading-related interest income.
Net Interest Margin
is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points. Net interest margin, excluding trading net interest income, and trading and insurance average assets is calculated in the same manner, excluding trading-related interest income, and trading and insurance earning assets.
Average Earning Assets
represent the daily average balance of deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities and loans over the period.
Trading-Related Revenue
comprises net interest income and non-interest revenue earned from on-balance sheet and off-balance sheet positions undertaken for trading purposes. We earn revenue from profitably managing our positions with clients and, on a limited basis, from our principal trading positions, subject to prescribed limits. The management of these positions typically includes marking them to market on a daily basis. Since trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest
income, we view total trading income as the most appropriate measure of trading performance.
Net Interest Income
Reported net interest income was $19,468 million, an increase of $787 million or 4% from the prior year, and adjusted net interest income was $18,921 million, a decrease of $173 million or 1% from the prior year.
The increase in reported net interest income primarily reflected the reversal of accrued interest on the fiscal 2022 legal provision in the current year and the impact of fair value management actions related to Bank of the West in the prior year. Adjusted net interest income decreased, reflecting strong growth in Canadian P&C driven by higher balances and margins, higher balances in U.S. P&C and an increase in non-trading
interest income in BMO Capital Markets, more than offset by lower net interest income in Corporate Services and lower trading-related net interest income. Trading-related net interest income was $169 million, a decrease of $731 million from the prior year, and was largely offset in trading non-interest
revenue.
BMO’s overall reported net interest margin of 1.57% decreased 6 basis points from the prior year. Adjusted net interest margin, excluding trading-related net interest income, and trading and insurance assets was 1.85%, a decrease of 3 basis points, primarily due to lower net interest income and higher low-yielding
assets in Corporate Services, partially offset by higher margins in BMO Capital Markets and Canadian P&C.
Change in Net Interest Income, Average Earning Assets and Net Interest Margin
(1)
TABLE 10

					Net interest margin
(Canadian $ in millions, except as noted)	Net interest income (2)		Average earning assets (3)		(in basis points)
For the year ended October 31	2024	2023	2024	2023	2024	2023
Canadian P&C	8,852	8,043	319,795	296,164	277	272
U.S. P&C	8,162	7,607	215,987	195,363	378	389
Personal and Commercial Banking (P&C)	17,014	15,650	535,782	491,527	318	318
All other operating groups and Corporate Services (4)	2,454	3,031	701,463	654,343	na	na
Total reported	19,468	18,681	1,237,245	1,145,870	157	163
Total adjusted	18,921	19,094	1,237,245	1,145,870	153	167
Trading net interest income, trading and insurance assets	169	900	222,149	180,005	na	na
Total reported, excluding trading and insurance	19,299	17,781	1,015,096	965,865	190	184
Total adjusted, excluding trading and insurance	18,752	18,194	1,015,096	965,865	185	188
U.S. P&C (US$ in millions)	6,006	5,635	158,919	144,732	378	389

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Operating group revenue is presented on a taxable equivalent basis (teb) in net interest income. For further information, refer to the How BMO Reports Operating Group Results section.
(3)
Average earning assets represent the daily average balance of deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities and loans over the period. Average earning assets, excluding trading and insurance assets, exclude trading and insurance earning assets.

(4)	For further information on net interest income for these other operating groups and Corporate Services, refer to the 2024 Operating Groups Performance Review section.
na – not applicable
Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policy.

28	BMO Financial Group 207th Annual Report 2024

Non-Interest Revenue
TABLE 11

(Canadian $ in millions) For the year ended October 31	2024	2023
Securities commissions and fees	1,106	1,025
Deposit and payment service charges	1,626	1,517
Trading revenue (loss)	2,377	(216)
Lending fees	1,464	1,548
Card fees	847	700
Investment management and custodial fees	2,056	1,851
Mutual fund revenue	1,324	1,244
Underwriting and advisory fees	1,399	1,107
Securities gains, other than trading	200	180
Foreign exchange, other than trading	263	234
Insurance service results	340	389
Insurance investment results	105	171
Share of profit in associates and joint ventures	207	185
Other	13	643
Total reported	13,327	10,578
Management of fair value changes on the purchase of Bank of the West (1)	–	1,628
Impact of loan portfolio sale (2)	164	–
Impact of Canadian tax measures (3)	–	138
Adjusted non-interest revenue	13,491	12,344

(1)
Mark-to-market
losses on certain interest rate swaps related to the management of the impact of interest rate changes between the announcement and closing of the acquisition of Bank of the West on its fair value and goodwill, recorded in trading revenue in Corporate Services.

(2)	Net accounting loss on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization, recorded in Corporate Services.
(3)	Impact of certain tax measures enacted by the Canadian government related to the amended GST/HST definition for financial services.
Certain comparative figures have been reclassified for changes in accounting policy.
Reported non-interest revenue was $13,327 million, an increase of $2,749 million or 26% from the prior year, and adjusted non-interest revenue was $13,491 million, an increase of $1,147 million or 9%.
Reported
non-interest
revenue increased, primarily due to the impact of fair value management actions related to Bank of the West and Canadian tax measures in the prior year, partially offset by the sale of a portfolio of recreational vehicle loans in the current year. Adjusted non-interest revenue increased, primarily due to higher trading revenue, underwriting and advisory fee revenue, investment management and custodial fee revenue and the inclusion of AIR MILES, partially offset by lower insurance-related revenue reflecting changes in portfolio positioning during the transition to IFRS 17 and lending fee revenue due to the transition of bankers’ acceptances exposures to loans following the cessation of Canadian dollar offered rates. Trading-related revenue is discussed in the section that follows.
For further information on
non-GAAP
amounts, measures and ratios in this Revenue section, refer to the
Non-GAAP
and Other Financial Measures section.
Trading-Related Revenue
(1)
TABLE 12

(Canadian $ in millions) (taxable equivalent basis) For the year ended October 31	2024	2023
Interest rates	1,003	770
Foreign exchange	579	638
Equities	781	931
Commodities	150	192
Other	55	(1,526)
Total (teb) (2)	2,568	1,005
Teb offset	22	321
Reported total	2,546	684
Management of fair value changes on the purchase of Bank of the West (3)	–	1,628
Adjusted total trading revenue	2,546	2,312
Reported as:
Net interest income	191	1,221
Non-interest revenue – trading revenue (loss)	2,377	(216)
Total (teb)	2,568	1,005
Teb offset	22	321
Reported total, net of teb offset	2,546	684
Adjusted total trading revenue	2,546	2,312

(1)	Reported and adjusted revenue measures are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)
Trading-related revenue presented on a taxable equivalent basis (teb) is a non-GAAP
measure. Similar to other banks, BMO analyzes trading-related revenue on a teb basis, which reflects an increase in net interest income on tax-exempt
securities to equivalent
pre-tax
amounts and is useful in facilitating comparisons of income from taxable and tax-exempt
sources.

(3)
Mark-to-market
losses on certain interest rate swaps related to the management of the impact of interest rate changes between the announcement and closing of the acquisition of Bank of the West on its fair value and goodwill, recorded in other trading revenue in Corporate Services.

Certain comparative figures have been reclassified for changes in accounting policy.

BMO Financial Group 207th Annual Report 2024	29

MANAGEMENT’S DISCUSSION AND ANALYSIS

Trading-related revenue may be reflected in either net interest income or non-interest
revenue, and a number of factors can shift trading revenue between these categories. We view total trading-related revenue as the most appropriate measure of trading performance. Reported trading-related revenue on a teb basis was $2,568 million, an increase of $1,563 million, primarily due to the impact of fair value management actions related to the acquisition of Bank of the West in the prior year. Adjusted trading-related revenue on a teb basis decreased $65 million or 2%. Interest rate trading-related revenue increased $233 million or 30%, due to higher levels of client activity. Equities trading-related revenue decreased $150 million or 16%, including the impact of the elimination of the deduction for certain Canadian dividends. Foreign exchange and commodities trading-related revenue decreased $59 million or 9% and $42 million or 22%, respectively, driven by lower levels of client activity. Adjusted other trading-related revenue decreased $47 million.
Refer to the Enterprise-Wide Risk Management – Market Risk section for more information on trading-related revenue.

Total Provision for Credit Losses
TABLE 13

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
2024
Provision for credit losses on impaired loans	1,326	1,274	2,600	26	367	73	3,066
Provision for (recovery of) credit losses on performing loans	333	389	722	5	2	(34)	695
Total provision for credit losses	1,659	1,663	3,322	31	369	39	3,761
Total PCL-to-average net loans and acceptances (%)	0.51	0.82	0.63	0.07	0.45	nm	0.57
PCL on impaired loans-to-average net loans and acceptances (%)	0.41	0.63	0.49	0.06	0.44	nm	0.47

2023
Provision for credit losses on impaired loans	724	364	1,088	5	9	78	1,180
Provision for credit losses on performing loans	185	142	327	13	9	649	998
Total provision for credit losses	909	506	1,415	18	18	727	2,178
Initial provision for credit losses on purchased performing loans (1)	–	–	–	–	–	(705)	(705)
Adjusted total provision for credit losses (2)	909	506	1,415	18	18	22	1,473
Total PCL-to-average net loans and acceptances (%)	0.30	0.27	0.29	0.05	0.02	nm	0.35
PCL on impaired loans-to-average net loans and acceptances (%)	0.24	0.19	0.22	0.01	0.01	nm	0.19

(1)	Initial provision for credit losses on the purchased Bank of the West performing loan portfolio, recorded in Corporate Services.
(2)
Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information, refer to the
Non-GAAP
and Other Financial Measures section, and for details on the composition of non-GAAP
amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

nm – not meaningful
Certain comparative figures have been reclassified for changes in accounting policy.
The total provision for credit losses (PCL) was $3,761 million, compared with $2,178 million on a reported basis and $1,473 million on an adjusted basis in the prior year, which excluded an initial provision of $705 million on the acquired Bank of the West performing loan portfolio. Total PCL as a percentage of average net loans and acceptances was 57 basis points, compared with 35 basis points on a reported basis and 24 basis points on an adjusted basis in the prior year. PCL on impaired loans was $3,066 million, an increase of $1,886 million from the prior year, with higher provisions across all operating segments, primarily the U.S. corporate and commercial portfolio, as certain client cohorts experienced the impact of prolonged elevated interest rates, tightening credit conditions, as well as shifting consumer demand for products and services. PCL on impaired loans as a percentage of average net loans and acceptances was 47 basis points, compared with 19 basis points in the prior year. PCL on performing loans was $695 million in the current year, compared with $998 million on a reported basis and $293 million on an adjusted basis in the prior year. PCL on performing loans in the current year was primarily driven by portfolio credit migration, uncertainty in credit conditions and model updates, partially offset by a net improvement in the macroeconomic outlook, including the adoption of a fourth economic scenario in the second quarter of fiscal 2024.
Note 4 of the audited annual consolidated financial statements provides additional information on PCL, including on a geographic basis. Table 73 in the Supplemental Information provides further segmented PCL information.

Provision for Credit Losses (PCL)
is a charge to income that represents an amount deemed adequate by management to provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic outlook and the allowance for credit losses already established. PCL can comprise both a provision for credit losses on impaired loans and a provision for credit losses on performing loans. For further information, refer to the Credit and Counterparty Risk – Provision for Credit Losses section, the Critical Accounting Estimates and Judgments – Allowance for Credit Losses section and Note 4 of the audited annual consolidated financial statements.
Average Net Loans and Acceptances
is the daily or monthly average balance of loans and customers’ liability under acceptances, net of the allowance for credit losses, over a one-year period.

30	BMO Financial Group 207th Annual Report 2024

Non-Interest Expense
TABLE 14

(Canadian $ in millions, on a pre-tax basis) For the year ended October 31	2024	2023
Employee compensation
Salaries	5,747	6,557
Performance-based compensation	3,742	3,561
Employee benefits	1,383	1,342
Total employee compensation	10,872	11,460
Total premises and equipment	4,117	4,870
Amortization of intangible assets	1,112	1,008
Other expenses
Advertising and business development	837	812
Communications	388	367
Professional fees	583	863
Association, clearing and annual regulator fees	321	272
Other	1,269	1,482
Total other expenses	3,398	3,796
Total non-interest expense	19,499	21,134
Acquisition and integration costs (1)	(172)	(2,045)
Amortization of acquisition-related intangible assets (2)	(450)	(357)
Legal provision/reversal (including related interest expense and legal fees) (3)	588	3
Impact of Canadian tax measures (4)	–	(22)
FDIC special assessment (5)	(476)	–
Impact of adjusting items on non-interest expense	(510)	(2,421)
Total adjusted non-interest expense	18,989	18,713
Efficiency ratio (%)	59.5	72.2
Adjusted efficiency ratio (%)	58.6	59.5

(1)
Acquisition and integration costs, recorded in
non-interest
expense in the related operating group. Bank of the West recorded in Corporate Services: $129 million pre-tax
in fiscal 2024 and $2,027 million
pre-tax
in fiscal 2023. Radicle and Clearpool recorded in BMO Capital Markets: $20 million pre-tax
in fiscal 2024 and $5 million
pre-tax
in fiscal 2023. AIR MILES recorded in Canadian P&C: $23 million pre-tax
in fiscal 2024 and $13 million
pre-tax
in fiscal 2023.

(2)
Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest
expense in the related operating group. Fiscal 2024 included an $18 million write-down related to the acquisition of Radicle, recorded in BMO Capital Markets.

(3)
Impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, recorded in Corporate Services. Fiscal 2024: $588 million reversal of a fiscal 2022 legal provision. Fiscal 2023: $3 million recovery of non-interest
expense. For further information, refer to the Provisions and Contingent Liabilities section in Note 25 of the audited annual consolidated financial statements.

(4)	Impact of certain tax measures enacted by the Canadian government related to the amended GST/HST definition for financial services, recorded in Corporate Services.
(5)	Impact of a U.S. Federal Deposit Insurance Corporation (FDIC) special assessment recorded in Corporate Services.
na – not applicable
Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policy.
Reported non-interest expense was $19,499 million, a decrease of $1,635 million or 8% from the prior year. Adjusted non-interest expense was $18,989 million, an increase of $276 million or 1% from the prior year.
The decrease in reported
non-interest
expense reflected the impact of lower acquisition and integration costs and the reversal of the fiscal 2022 legal provision in the current year, partially offset by the impact of the U.S. Federal Deposit Insurance Corporation (FDIC) special assessment and higher amortization of acquisition-related intangible assets compared with the prior year.
Reported and adjusted
non-interest
expense reflected the impact of one additional quarter of Bank of the West results, net of realized cost synergies, the inclusion of AIR MILES and operational efficiencies, as well as lower severance and legal provisions.
For further information on non-GAAP amounts, measures and ratios in this Non-Interest Expense section, refer to the Non-GAAP and Other Financial Measures section.

BMO Financial Group 207th Annual Report 2024	31

MANAGEMENT’S DISCUSSION AND ANALYSIS

Provision for Income Taxes and Other Taxes
TABLE 15

(Canadian $ in millions, except as noted) For the year ended October 31	2024	2023
Income before income taxes	9,535	5,947
Provision for income taxes	2,208	1,510
Government levies other than income taxes (other taxes) (1)
Payroll levies	534	517
Property taxes	70	40
Provincial capital taxes	52	50
Business taxes	26	24
Harmonized sales tax, GST, VAT and other sales taxes	483	563
Sundry taxes	1	1
Total government levies other than income taxes (other taxes)	1,166	1,195
Provision for income taxes and other taxes (2) (3)	3,374	2,705
Reported Tax Rates
Effective income tax rate (%)	23.2	25.4
Effective total tax rate	31.5	37.9
Adjusted Results and Tax Rates (4)
Adjusted income before income taxes	9,662	11,252
Adjusted provision for income taxes	2,213	2,517
Adjusted effective income tax rate (%)	22.9	22.4

(1)	Government levies other than income taxes (other taxes) are included in various non-interest expense categories.
(2)	Provision for income taxes and other taxes are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(3)
Fiscal 2024 comprised $1,266 million incurred in Canada, with $485 million included in the provision for income taxes and the remaining $781 million recorded in total government levies other than income taxes (other taxes).

(4)
Adjusted results exclude certain items from reported results and are used to calculate our adjusted ratios. Refer to footnotes (1) to (8) in the
Non-GAAP
and Other Financial Measures table for further information on adjusting items.

Certain comparative figures have been reclassified for changes in accounting policy.
The provision for income taxes and other taxes was $3,374 million in the current year, comprising $2,208 million of provision for income taxes and $1,166 million of government levies other than income taxes (other taxes), compared with $2,705 million in the prior year, comprising $1,510 million of provision for income taxes and $1,195 million of government levies other than income taxes (other taxes).
The provision for income taxes increased $698 million from the prior year. The reported effective tax rate was 23.2%, compared with 25.4% in the prior year, primarily due to earnings mix, including the impact of certain Canadian tax measures recorded in fiscal 2023. The adjusted provision for income taxes was $2,213 million, compared with $2,517 million in the prior year. The adjusted effective tax rate was 22.9%, compared with 22.4% in the prior year.
BMO partially hedges, for accounting purposes, the foreign exchange risk arising from investments in foreign operations by funding the investments in the corresponding foreign currency. A gain or loss on hedging activities and an unrealized gain or loss on translation of foreign operations are charged or credited to other comprehensive income. For income tax purposes, a gain or loss on hedging activities results in an income tax charge or credit in the current period that is charged or credited to other comprehensive income, while the associated unrealized gain or loss on investments in foreign operations does not incur income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuations in exchange rates from period to period. Hedging of investments in foreign operations has given rise to an income tax recovery in other comprehensive income of $38 million in the current year, compared with a recovery of $90 million in the prior year.
The provision for income taxes presented in the Consolidated Statement of Income is based on transactions recorded in income, regardless of when such transactions are subject to taxation by tax authorities, with the exception of the repatriation of retained earnings from subsidiaries.
Management assesses BMO’s consolidated results and the associated provision for income taxes on a GAAP basis. We assess the performance of our operating groups and associated income taxes on a teb basis, and we report accordingly.
Note 23 of the audited annual consolidated financial statements provides further information on the provision for income taxes.
For further information on non-GAAP amounts, measures and ratios in this Provision for Income Taxes and Other Taxes section, refer to the
Non-GAAP
and Other Financial Measures section.

Effective tax rate
is a percentage calculated as provision for income taxes divided by income before provision for income taxes.
Effective total tax rate
is a percentage calculated as provision for income taxes and government levies other than income taxes (other taxes) divided by income before provision for income taxes.

32	BMO Financial Group 207th Annual Report 2024

2024 Operating Groups Performance Review
Summary
This section includes an analysis of the financial results of BMO’s operating groups and descriptions of their operating segments, businesses, strategies, challenges, achievements and outlooks.

How BMO Reports Operating Group Results
BMO reports financial results for its three operating groups, one of which comprises two operating segments, all of which are supported by Corporate Units and Technology and Operations (T&O) within Corporate Services. Operating segment results include allocations from Corporate Services for treasury-related revenue, corporate and T&O costs, and capital.
BMO employs funds transfer pricing and liquidity transfer pricing between corporate treasury and the operating segments in order to assign cost or credit on assets and liabilities to facilitate effective pricing and business decision-making, and to help assess the profitability performance of each line of business. These practices also capture the cost of holding supplemental liquid assets to meet contingent liquidity requirements, as well as facilitating the management of interest rate and liquidity risk within our risk appetite framework and regulatory requirements. We review our transfer pricing methodologies at least annually in order to align with our interest rate, liquidity and funding risk management practices, and update these as appropriate.
The costs of Corporate Units and T&O services are largely allocated to the four operating segments, with any remaining amounts retained in Corporate Services. Certain expenses directly incurred to support a specific operating segment are generally allocated to that operating segment. Other expenses are generally allocated across the operating segments in amounts that are reasonably reflective of the level of support provided to each operating segment. We review our expense allocation methodologies at least annually, and update these as appropriate.
Periodically, certain lines of business and units within our organizational structure are realigned within an operating segment or transferred between operating segments and Corporate Services to support our strategic priorities. Allocations of revenue, expenses, provisions for income taxes and capital from Corporate Services to the operating groups are updated to better align with these changes.
Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Effective fiscal 2024, our capital allocation rate increased to 11.5% of risk-weighted assets, compared with 11.0% in fiscal 2023, in order to reflect an increase in capital requirements. Unallocated capital is reported in Corporate Services. We review our capital allocation methodologies at least annually, and update these as appropriate.
Effective the first quarter of fiscal 2024, the bank adopted IFRS 17,
Insurance Contracts
(IFRS 17), and retrospectively applied it to fiscal 2023 results and opening retained earnings as at November 1, 2022. Insurance results are now presented in non-interest
revenue under insurance service results and insurance investment results. Insurance service results include insurance revenue, insurance service expenses and reinsurance results. Insurance investment results include net returns on insurance-related assets and the impact of the change in discount rates and financial assumptions on insurance contract liabilities. As a result of the transition to IFRS 17, we no longer report insurance claims, commissions and changes in policy benefits as a separate line item in the Consolidated Statement of Income.
Upon transition to IFRS 17, we voluntarily changed our accounting policy for the measurement of investment properties under IAS 40,
Investment Properties
(IAS 40), recorded in insurance-related assets on our Consolidated Balance Sheet from cost to fair value. This change was applied retrospectively to fiscal 2023 results and opening retained earnings as at November 1, 2022.

BMO Financial Group 207th Annual Report 2024	33

MANAGEMENT’S DISCUSSION AND ANALYSIS

These changes did not have a material impact on regulatory capital ratios. Refer to the Changes in Accounting Policies in 2024 section for further details.
Effective the first quarter of fiscal 2024, we voluntarily changed our accounting policy for securities transactions from the settlement date to the trade date. This change was applied retrospectively, as if we had always recorded securities transactions on the trade date. As a result, there was an increase in other assets and other liabilities due to the earlier recognition of transactions, as well as the reclassification of certain balance sheet items. Fiscal 2023 comparative figures have been reclassified to conform with the current period’s accounting policy change.
Effective the first quarter of fiscal 2024, the allocation of certain items from Corporate Services to the operating groups was updated to align with underlying business activity, including transfer pricing methodologies. Comparative results and ratios have been reclassified to conform with the current period’s presentation.
Effective the first quarter of fiscal 2024, balances and associated revenue, expenses and provisions for credit losses related to our Canadian and U.S. indirect retail auto financing business, previously reported in Personal and Commercial Banking, are reported in Corporate Services, reflecting the exit and wind-down of this business unit. Fiscal 2023 comparative figures have been reclassified to conform with the current period’s presentation.
We analyze revenue at the consolidated level based on GAAP revenue as reported in the audited annual consolidated financial statements, rather than on a taxable equivalent basis (teb), which is consistent with our Canadian banking peer group. Like many banks, BMO analyzes revenue on a teb basis at the operating segment level. Revenue and the provision for income taxes in BMO Capital Markets and U.S. P&C are increased on tax-exempt
securities to equivalent
pre-tax
amounts in order to facilitate comparisons of income from taxable and tax-exempt
sources. The offset to the segment teb adjustments is reflected in Corporate Services revenue and provision for (recovery of) income taxes. Beginning January 1, 2024, we treated certain Canadian dividends in BMO Capital Markets as non-deductible for tax purposes, due to legislation that was enacted by the Canadian government in the third quarter of fiscal 2024. As a result, we no longer report this revenue on a teb basis. Refer to the Other Regulatory Developments section for further details.

Personal and Commercial Banking
(1)
TABLE 16

(Canadian $ in millions, except as noted) As at or for the year ended October 31	Canadian P&C		U.S. P&C		Total P&C
	2024	2023	2024	2023	2024	2023
Net interest income (teb) (2)	8,852	8,043	8,162	7,607	17,014	15,650
Non-interest revenue	2,587	2,516	1,602	1,573	4,189	4,089
Total revenue (teb) (2)	11,439	10,559	9,764	9,180	21,203	19,739
Provision for credit losses on impaired loans	1,326	724	1,274	364	2,600	1,088
Provision for credit losses on performing loans	333	185	389	142	722	327
Total provision for credit losses	1,659	909	1,663	506	3,322	1,415
Non-interest expense	5,005	4,723	5,898	5,444	10,903	10,167
Income before income taxes	4,775	4,927	2,203	3,230	6,978	8,157
Provision for income taxes (teb) (2)	1,318	1,354	374	741	1,692	2,095
Reported net income	3,457	3,573	1,829	2,489	5,286	6,062
Acquisition and integration costs (3)	17	9	–	–	17	9
Amortization of acquisition-related intangible assets (4)	13	6	283	234	296	240
Adjusted net income	3,487	3,588	2,112	2,723	5,599	6,311
Net income available to common shareholders	3,415	3,534	1,773	2,438	5,188	5,972
Adjusted net income available to common shareholders	3,445	3,549	2,056	2,672	5,501	6,221

(1)	Adjusted results are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Taxable equivalent basis (teb) amounts of $36 million in fiscal 2024 and $33 million in fiscal 2023, recorded in net interest income, revenue and provision for income taxes.
(3)	Acquisition and integration costs related to AIR MILES, recorded in non-interest expense.
(4)	Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense.
Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policy.
The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and commercial operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business reported net income was $5,286 million in fiscal 2024, a decrease of $776 million or 13% from the prior year. These operating segments are reviewed separately in the sections that follow.
For further information on non-GAAP amounts, measures and ratios in this 2024 Operating Groups Performance Review section, refer to the
Non-GAAP
and Other Financial Measures section.

34	BMO Financial Group 207th Annual Report 2024

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking provides financial products and services to nearly eight million customers. Personal and Business Banking helps customers make real financial progress through a network of almost 900 branches, contact centres and digital banking platforms, with more than 3,200 automated teller machines. Commercial Banking serves clients across Canada, offering valuable industry expertise, local presence and a comprehensive range of commercial products and services.

Lines of Business
Personal and Business Banking
(P&BB) provides customers with a wide range of products and services, including deposits, home lending, consumer credit, small business lending, credit cards, cash management, everyday financial and investment advice and other banking services, with an overall focus on providing an exceptional customer experience and helping them make real financial progress.
Commercial Banking
provides clients with a comprehensive range of commercial products and services, including a variety of financing options and treasury and payment solutions, as well as risk management products. Our commercial bankers partner with clients to anticipate their financial needs, and offer valuable expertise and industry knowledge to help them manage and grow their businesses.

Strategic Priorities and Achievements
Key Priority:
Drive growth and customer loyalty by continuing to invest in differentiating capabilities and delivering enhanced One Client experiences
2024 Achievements

•	Maintained strong customer loyalty in both Personal and Business Banking and Commercial Banking, as measured by Net Promoter Score (1)
•
Named Best Commercial Bank in Canada for the 10
th
consecutive year and Best Retail Bank in Canada for the third consecutive year by
World Finance
magazine, a testament to our understanding of our clients’ evolving financial needs and dedication to delivering a digitally-enabled experience to our customers

•
Received the 2024 Excellence in Customer Service Award in the Transformation of the Year category by Business Intelligence Group for our agile delivery of self-serve functionality with Interactive Voice Response through BMO Virtual Connect – our customer contact centre – using advanced analytics and customer research to enhance the customer experience

•	Continued to drive our One Client strategy through stronger collaboration across businesses to address customer needs holistically
2025 Areas of Focus

•	Drive strong customer loyalty, leveraging enhanced capabilities across customer channels
•	Leverage our One Client strategy to provide a connected and integrated experience to our clients, with a holistic approach that addresses their needs across our businesses
Key Priority:
In Personal and Business Banking, continue to drive customer acquisition, increase share of wallet, enhance digital engagement and help customers make real financial progress
2024 Achievements

•	Continued to grow market share in key categories, including deposits, mortgages and credit cards, supported by our strongest year-over-year growth in customer acquisition
•	Enhanced our AIR MILES Reward Program with new partnerships and features, including the new brand campaign Collect More Moments , offering expanded benefits and redemption options
•	Helped customers grow their savings through the BMO Savings Goals feature and BMO Savings Amplifier ® Account, now surpassing one million accounts
•	Strengthened our offerings to support new Canadians by providing award-winning digital and product experience, supported by a robust partnership ecosystem:
•	Partnered with Nova Credit, a leading cross-border credit bureau, to access customers’ international credit history and make their financial transition to Canada faster, easier and more inclusive
•	Provided access to our BMO SmartProgress ® online financial education platform, which provides newcomers with a customized, on-demand and interactive learning experience on the Canadian banking system
•	Welcomed new Canadians with BMO’s award-winning BMO NewStart ® Program – supporting them with special banking offers and personalized solutions
•	Partnered with PeaceGeeks to support financial literacy through the Welcome to Canada app
•
Enhanced our support for Indigenous customers by launching the Virtual Indigenous Branch, a relationship-based banking option for rural and northern Indigenous communities; updated our Indigenous Mortgage Lending Program; and launched a tailored financial education program through BMO SmartProgress
®

(1)	Net Promoter Score (NPS): The percentage of customers surveyed who would recommend BMO to a friend or colleague.

BMO Financial Group 207th Annual Report 2024	35

MANAGEMENT’S DISCUSSION AND ANALYSIS

2025 Areas of Focus

•	Drive customer acquisition through our differentiated value proposition, enabled by analytics and digital marketing capabilities
•	Deliver differentiated products and services that meet customers’ needs and help them make real financial progress
•	Continue to build on our AIR MILES Reward Program through product relationships with collectors and reward program partners
Key Priority:
In Commercial Banking, maintain focus on key sectors and geographies, and enhance the client experience through innovative capabilities and products, including climate transition and Digital First solutions
2024 Achievements

•	Maintained our second-place ranking in national lending market share with strong positions in key regions
•
Named the silver medalist in the Datos Insights 2024 Impact Awards in the Commercial Banking, Artificial Intelligence (AI) and Advanced Analytics category, for the development of our One Client relationship network platform that provides greater insight into our clients and their needs, better enabling BMO to offer them holistic and tailored solutions

•
Established a Sustainable Banking and Clean Energy team, launched climate-related products across sectors and rolled out climate training for Commercial bankers in support of BMO’s Climate Ambition to be our clients’ lead partner in the transition to a net zero world

•	Deepened client relationships through our robust Online Banking for Business platform and the integration of North American B2B digital platforms, contributing to strong deposit growth
2025 Areas of Focus

•	Continue to invest in core sectors and geographies, with a focus on optimizing returns and prudently managing risk
•	Deepen relationships through simplification and digital innovation to drive deposit growth
•	Continue to develop climate and carbon transition solutions for our clients
Key Priority:
Drive efficiencies by simplifying and streamlining operations, and investing in digital capabilities
2024 Achievements

•
Ranked first among Canadian financial institutions by EMARKETER in its Canada Mobile Banking Emerging Features Benchmark 2024, with a top overall mobile app score, as well as in the Account Management, Alerts and Digital Money Management categories

•
Received two Digital Customer Experience (CX) Awards from
The Digital Banker
for leadership in digital innovation and helping customers make financial progress – Outstanding Use of Digital Channels for Improved CX, recognizing our BMO SmartProgress
®
financial education platform, and Best Technology Implementation for Digital CX, recognizing the BMO Savings Goals feature in the BMO Mobile Banking app

•
Recognized by
The Digital Banker
with the Best Product Launch award for our Extend for BMO corporate card, a virtual card payment option in partnership with Extend that enables clients to create and send virtual cards to manage the payment needs of their business with digital control and efficiency – a first-of-its-kind
product in Canada

•
Received the Design Concept 2024 award from Red Dot in the Interaction, User Interface and User Experience category for redesigning the digital business banking experience for a select group of small and medium-sized
enterprise clients in Canada – the first bank in North America to win this award

•
Enhanced our integration with Xero, a global cloud-based accounting platform that enables clients to connect to multiple companies, improving functionality and expanding the offering based on customer feedback

2025 Areas of Focus

•	Continue to simplify and digitize processes to enhance efficiency and make it easier and faster for customers to interact with us
•	Continue to strengthen digital capabilities, leveraging existing and new partnerships and delivering leading digital experiences to our customers
Key Priority:
Foster a winning culture, focused on alignment, empowerment and recognition, with a commitment to a diverse and inclusive workplace
2024 Achievements

•
Recognized at the Business Transformation and Operational Excellence Awards summit for transforming BMO Virtual Connect, our customer-contact centre, into a world-class virtual financial services employer

•	Delivered strong employee engagement and winning culture, with index scores in specific areas, including engagement, diversity and ethics, that place us among leading global companies
2025 Areas of Focus

•	Continue to attract and develop a diverse workforce and promote an inclusive workplace
•	Maintain a world-class, winning culture and continue to drive leading employee engagement

36	BMO Financial Group 207th Annual Report 2024

Canadian P&C
(1)
TABLE 17

(Canadian $ in millions, except as noted) As at or for the year ended October 31	2024	2023
Net interest income	8,852	8,043
Non-interest revenue	2,587	2,516
Total revenue	11,439	10,559
Provision for credit losses on impaired loans	1,326	724
Provision for credit losses on performing loans	333	185
Total provision for credit losses	1,659	909
Non-interest expense	5,005	4,723
Income before income taxes	4,775	4,927
Provision for income taxes	1,318	1,354
Reported net income	3,457	3,573
Acquisition and integration costs (2)	17	9
Amortization of acquisition-related intangible assets (3)	13	6
Adjusted net income	3,487	3,588
Adjusted non-interest expense	4,964	4,702
Net income available to common shareholders	3,415	3,534
Adjusted net income available to common shareholders	3,445	3,549

Key Performance Metrics
Personal and Business Banking revenue	8,231	7,537
Commercial Banking revenue	3,208	3,022
Return on equity (%) (4)	21.4	26.6
Adjusted return on equity (%) (4)	21.5	26.7
Operating leverage (%)	2.3	(0.4)
Adjusted operating leverage (%)	2.7	–
Efficiency ratio (%)	43.8	44.7
PCL on impaired loans to average net loans and acceptances (%)	0.41	0.24
Net interest margin on average earning assets (%)	2.77	2.72
Average earning assets	319,795	296,164
Average gross loans and acceptances	324,082	307,296
Average net loans and acceptances	322,304	305,931
Average deposits	301,278	272,573
Full-time equivalent employees	16,140	16,100

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Acquisition and integration costs related to AIR MILES, recorded in non-interest expense.
(3)	Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense.
(4)
Return on equity is based on allocated capital. Effective fiscal 2024, the capital allocation rate increased to 11.5% of risk-weighted assets, compared with 11.0% in fiscal 2023. For further information, refer to the Non-GAAP and Other Financial Measures section.

Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policy.

BMO Financial Group 207th Annual Report 2024	37

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Review
Canadian P&C reported net income was $3,457 million, a decrease of $116 million or 3% from the prior year, with strong revenue growth more than offset by higher provisions for credit losses and higher expenses.
Total revenue was $11,439 million, an increase of $880 million or 8% from the prior year. Net interest income increased $809 million or 10%, due to higher balances and net interest margins. Non-interest revenue increased $71 million or 3%, primarily due to the inclusion of AIR MILES, higher mutual fund distribution fee revenue and card-related revenue, partially offset by lower commercial lending fee revenue. Net interest margin of 2.77% increased 5 basis points from the prior year, due to higher loan margins and deposits growing faster than loans, partially offset by lower deposit margins. The impact of the transition of bankers’ acceptances exposures to loans in Commercial Banking resulted in lower non-interest revenue offset in net interest income, with a modest reduction in the net interest margin.
Personal and Business Banking revenue increased $694 million or 9%, due to higher net interest income and non-interest revenue. Commercial Banking revenue increased $186 million or 6%, due to higher net interest income, partially offset by lower non-interest revenue.
Total provision for credit losses was $1,659 million, an increase of $750 million from the prior year. The provision for credit losses on impaired loans was $1,326 million, an increase of $602 million from the prior year, reflecting higher provisions in Personal and Business Banking, driven by unsecured segments of the consumer portfolio, and Commercial Banking. There was a $333 million provision for credit losses on performing loans in the current year, compared with a $185 million provision in the prior year.
Non-interest expense was $5,005 million, an increase of $282 million or 6% from the prior year, reflecting the inclusion of AIR MILES, and higher operating and technology costs, partially offset by severance in the prior year.
Average gross loans and acceptances increased $16.8 billion or 5% from the prior year. Personal and Business Banking loan balances increased 5%. Commercial Banking loan balances increased 4% and credit card balances increased 18%. Average deposits increased $28.7 billion or 11% from the prior year, driven by strong growth in term deposits. Personal and Business Banking deposits increased 9% and Commercial Banking deposits increased 14%.
For further information on non-GAAP amounts, measures and ratios in this 2024 Operating Groups Performance Review section, refer to the
Non-GAAP
and Other Financial Measures section.

Business Environment and Outlook
Canadian P&C delivered resilient performance in fiscal 2024, as we adapted to an evolving economic environment. With inflation returning to targeted levels, the Bank of Canada lowered its key policy rate by a cumulative 125 basis points starting in June 2024, although policy rates remain restrictive. GDP growth slowed slightly compared with the prior year and the unemployment rate increased by almost 1% to 6.5% as at October 2024.
The higher interest rate environment continued to drive steady growth in term deposits for most of fiscal 2024, including ongoing migration from chequing and savings accounts, which began to abate in recent months as interest rates declined and equity markets improved. In response to slower housing market activity, mortgage growth moderated from the prior year, but remained healthy, supported by robust population growth and strong customer acquisition. Credit card growth remained strong, supported by continued account growth and consumer spending, and higher revolving balances. Business lending growth eased, as clients continued to manage their balance sheets in the higher interest rate environment. Credit losses increased, with higher consumer delinquencies and insolvencies reflecting rising unemployment, as well as higher impairment rates for business banking and commercial clients.
The Canadian economy is expected to expand moderately in 2025 and the Bank of Canada is anticipated to reduce interest rates by an additional 125 basis points to 2.5% by June 2025. Deposit growth is expected to continue to slow, reflecting a decrease in demand for term deposits as customers seeking higher yielding products migrate to equity markets. Mortgage growth is forecasted to gradually pick up as housing market activity improves and new mortgage rules take effect. Credit card growth is expected to ease from current high levels. Business lending is expected to improve at a moderate pace in 2025 in response to lower interest rates. The lower cost of borrowing is expected to ease pressure on household and business balance sheets through the year.
We continue to invest in our business with a focus on delivering exceptional customer solutions and advice, together with leading digital experiences, and execute on our strategy to drive business growth in any environment.
The Canadian economic environment in calendar 2024 and the outlook for calendar 2025 are discussed in more detail in the Economic Developments and Outlook section.
Caution
This Canadian Personal and Commercial Banking section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

38	BMO Financial Group 207th Annual Report 2024

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking provides financial products and services to four million customers. Personal and Business Banking helps customers make real financial progress through an extensive network of nearly 1,000 branches, with nationwide access to contact centres, digital banking platforms and more than 40,000 BMO and Allpoint
®
automated teller machines. Commercial Banking serves clients across the United States, offering valuable industry expertise, local presence and a comprehensive range of commercial products and services.

Lines of Business
Personal and Business Banking
(P&BB) provides customers with a wide range of products and services, including deposits, home lending, consumer credit, small business lending, credit cards, cash management and other banking services, with an overall focus on providing an exceptional customer experience and helping them make real financial progress.
Commercial Banking
provides clients with a comprehensive range of commercial products and services, including a variety of financing options and treasury and payment solutions, as well as risk management products. Our commercial bankers partner with clients to anticipate their financial needs, and offer valuable expertise and industry knowledge to help them manage and grow their businesses.

Strategic Priorities and Achievements
Key Priority:
Drive growth and customer loyalty by continuing to invest in differentiating capabilities and delivering enhanced One Client experiences
2024 Achievements

•	Achieved strong customer loyalty in both Personal and Business Banking and Commercial Banking, as measured by Net Promoter Score (1)
•
Named Best Commercial Bank in the United States for the second consecutive year by
World Finance
magazine, in recognition of our efforts to provide a more comprehensive range of banking products and services

•
Received the 2024 Celent Model Bank Award for integration excellence and in recognition of best practices in migrating and onboarding nearly two million Bank of the West customers to BMO within a short time frame, reflecting our Digital First, customer-centric approach

•
Rated Outstanding by the Office of the Comptroller of the Currency for our
Community Reinvestment Act
performance
 (2)
, demonstrating our commitment to supporting communities with moderate or low income levels

2025 Areas of Focus

•	Drive strong customer loyalty, leveraging enhanced capabilities across customer channels
•	Leverage our One Client strategy to provide a connected and integrated experience to our clients, with a holistic approach that addresses their needs across our businesses
Key Priority:
In Personal and Business Banking, continue to drive customer acquisition, increase share of wallet, enhance digital engagement and help customers make real financial progress
2024 Achievements

•
Continued to build our digital sales and service capabilities, with more than one third of our core banking products purchased and delivered digitally, our digital adoption rate increasing nearly 300 basis points year-over-year, and more than 80% of service transactions completed through self-serve channels, allowing our front-line employees to focus on delivering leading advisory services

•	Achieved strong customer acquisition across our markets through a differentiated value proposition and marketing investments, leveraging strong brand awareness
•
Continued to empower members of historically underserved communities, including Asian, veteran, LGBTQ+, Black, Latinx, Native American and women-owned businesses by providing access to affordable credit, partnerships and resources for sustainable growth

•	Engaged in personalized conversations through more than one million Real Financial Progress TM Progress Checks to help our customers identify and achieve their financial goals
•
Launched the Greener Future Financing program for small and
medium-sized
agriculture businesses, offering climate resiliency loan discounts and green business advisory services to support, educate and advise business owners

(1)	Net Promoter Score (NPS): The percentage of customers surveyed who would recommend BMO to a friend or colleague.
(2)	Announced in fiscal 2024: Outstanding rating for BMO’s Community Reinvestment Act performance from January 2020 to December 2022.

BMO Financial Group 207th Annual Report 2024	39

MANAGEMENT’S DISCUSSION AND ANALYSIS

2025 Areas of Focus

•	Drive customer acquisition through our differentiated value proposition enabled by digital and marketing capabilities, leveraging our expanded footprint and realizing synergies of scale
•	Deliver differentiated products and services that meet customers’ needs and help them make real financial progress
Key Priority:
In Commercial Banking, maintain focus on key sectors and geographies, and enhance the client experience through innovative capabilities and products, including climate transition and Digital First solutions
2024 Achievements

•	Maintained Top 10 ranking in commercial banking, based on total wholesale loans
•	Added a dedicated local Media Finance team in Los Angeles to support our commercial banking clients in the media and entertainment sector, building on the longstanding success of our Canadian team
•
Expanded BMO’s service to the wine and spirits industry by growing the commercial coverage team and adding specialized middle market mergers and acquisitions experts to complement our leading wine lending business

•	Recognized as Global Finance magazine’s 2024 Best Bank for Transaction Banking in the Western United States
•	Received the 2024 Leadership Award from Midwest Food Matters: Global Midwest Alliance in recognition of our Food, Consumer and Agribusiness Group
2025 Areas of Focus

•	Maintain a focus on key sectors and geographies while leveraging our wider footprint to unlock synergies, with a focus on optimizing returns and prudently managing risk
•	Deepen relationships through simplification and digital innovation to drive deposit growth
•	Continue to develop solutions and capabilities to support our clients on their climate and carbon transition journey
Key Priority:
Drive efficiencies by simplifying and streamlining operations, and investing in digital capabilities
2024 Achievements

•	Implemented enhanced digital capabilities in BMO Virtual Connect, our customer-contact centre, improving the caller experience, reducing wait times for customers, and creating operational efficiencies
•
Invested in key digital capabilities, such as launching PaySmart
TM
, a credit card instalment feature that simplifies card transactions and helps customers build a credit history, as well as enhancing the Online Banking and Mobile Banking app customer experience, including the Increase My Security feature

•	Partnered with Elavon to offer an innovative acquiring and payment processing solutions platform to our merchant services clients to make accepting payments easier for our clients and their customers
•	Launched Virtual Account Management services for commercial clients to help reduce their administrative costs, save time, reconcile accounts more efficiently and manage liquidity across entities
•
Ranked among
Fast Company
’s list of the World’s Most Innovative Companies of 2024 in the Personal Finance category for redesigning our digital banking experience and modernizing the underlying technology, leading to improved customer satisfaction

•	Recognized as a leader in the Financial Fitness Category on Javelin’s 2024 Online Banking Scorecard
•	Named a 2024 CIO 100 award winner for BMO Alto TM , our online high-yielding deposit account offering available to customers nationally
2025 Areas of Focus

•	Continue to simplify and digitize processes to enhance efficiency and make it easier and faster for customers to interact with us
•	Continue to strengthen digital capabilities, leveraging existing and new partnerships and delivering leading digital experiences to our customers
Key Priority:
Foster a winning culture, focused on alignment, empowerment and recognition, with a commitment to a diverse and inclusive workplace
2024 Achievements

•
Received a top score on the Disability Equality Index
®
for the ninth consecutive year, recognizing BMO’s dedication to fostering an inclusive workplace and ranking BMO as one of the Best Places to Work for Disability Inclusion in the United States

•	Recognized by Forbes magazine as one of the Best Employers for Diversity for the sixth consecutive year
•
Expanded BMORE, our inclusive hiring and employment program focused on improving access to careers, skills and advancement in the financial industry, with a recruiting focus in Phoenix, Los Angeles, Chicago, Milwaukee and Madison

•	Delivered solid employee engagement and winning culture, with index scores in specific areas, including diversity and ethics, that place us among leading global companies
2025 Areas of Focus

•	Continue to attract and develop a diverse workforce and promote an inclusive workplace
•	Maintain a world-class, winning culture and continue to drive strong employee engagement

40	BMO Financial Group 207th Annual Report 2024

U.S. P&C
(1)
TABLE 18

(Canadian $ in millions, except as noted) As at or for the year ended October 31	2024	2023
Net interest income (teb) (2)	8,162	7,607
Non-interest revenue	1,602	1,573
Total revenue (teb) (2)	9,764	9,180
Provision for credit losses on impaired loans	1,274	364
Provision for credit losses on performing loans	389	142
Total provision for credit losses	1,663	506
Non-interest expense	5,898	5,444
Income before income taxes	2,203	3,230
Provision for income taxes (teb) (2)	374	741
Reported net income	1,829	2,489
Amortization of acquisition-related intangible assets (3)	283	234
Adjusted net income	2,112	2,723
Adjusted non-interest expense	5,517	5,129
Net income available to common shareholders	1,773	2,438
Adjusted net income available to common shareholders	2,056	2,672
Average earning assets	215,987	195,363
Average gross loans and acceptances	204,794	189,667
Average deposits	222,276	198,714

(US$ equivalent in millions)
Net interest income (teb) (2)	6,006	5,635
Non-interest revenue	1,179	1,165
Total revenue (teb) (2)	7,185	6,800
Provision for credit losses on impaired loans	935	270
Provision for credit losses on performing loans	283	106
Total provision for credit losses	1,218	376
Non-interest expense	4,339	4,033
Income before income taxes	1,628	2,391
Provision for income taxes (teb) (2)	276	548
Reported net income	1,352	1,843
Amortization of acquisition-related intangible assets (3)	209	173
Adjusted net income	1,561	2,016
Adjusted non-interest expense	4,059	3,800
Net income available to common shareholders	1,310	1,805
Adjusted net income available to common shareholders	1,521	1,983

Key Performance Metrics (US$ basis)
Personal and Business Banking revenue	2,769	2,607
Commercial Banking revenue	4,416	4,193
Return on equity (%) (4)	5.4	8.8
Adjusted return on equity (%) (4)	6.2	9.7
Operating leverage (teb) (%)	(1.9)	(30.4)
Adjusted operating leverage (teb) (%)	(1.1)	(20.6)
Efficiency ratio (teb) (%)	60.4	59.3
Adjusted efficiency ratio (teb) (%)	56.5	55.9
Net interest margin on average earning assets (teb) (%)	3.78	3.89
PCL on impaired loans to average net loans and acceptances (%)	0.63	0.19
Average earning assets	158,919	144,732
Average gross loans and acceptances	150,687	140,508
Average net loans and acceptances	149,396	139,236
Average deposits	163,540	147,218
Full-time equivalent employees	11,540	12,177

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)
Taxable equivalent basis (teb) amounts of $36 million in fiscal 2024 and $33 million in fiscal 2023, recorded in net interest income, revenue and provision for income taxes, and were reflected in the ratios. On a source currency basis: US$25 million in both fiscal 2024 and fiscal 2023.

(3)
Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense. On a source currency basis: US$280 million in fiscal 2024 and US$233 million in fiscal 2023.

(4)
Return on equity is based on allocated capital. Effective fiscal 2024, the capital allocation rate increased to 11.5% of risk-weighted assets, compared with 11.0% in fiscal 2023. For further information, refer to the Non-GAAP and Other Financial Measures section.

Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policy.

BMO Financial Group 207th Annual Report 2024	41

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Review
U.S. P&C reported net income was $1,829 million, a decrease of $660 million or 27% from the prior year. The impact of the stronger U.S. dollar increased growth in revenue, expenses and net income by 1%, respectively. All amounts in the remainder of this section are presented on a U.S. dollar basis.
Reported net income was $1,352 million, a decrease of $491 million or 27% from the prior year, as higher revenue was more than offset by a higher provision for credit losses and higher expenses.
Total revenue was $7,185 million, an increase of $385 million or 6% from the prior year, reflecting the inclusion of one additional quarter of Bank of the West results. Net interest income increased $371 million or 7%, primarily due to higher balances, partially offset by lower net interest margins. Non-interest revenue increased $14 million from the prior year. Net interest margin of 3.78% decreased 11 basis points from the prior year, primarily due to lower deposit and loan margins, partially offset by deposits growing faster than loans.
Personal and Business Banking revenue increased $162 million or 6% due to higher net interest income, partially offset by lower non-interest revenue. Commercial Banking revenue increased $223 million or 5%, due to higher net interest income and non-interest revenue.
Total provision for credit losses was $1,218 million, an increase of $842 million from the prior year. The provision for credit losses on impaired loans was $935 million, an increase of $665 million due to higher provisions in Commercial Banking and Personal and Business Banking. There was a $283 million provision for credit losses on performing loans in the current year, compared with a $106 million provision in the prior year.
Non-interest expense was $4,339 million, an increase of $306 million or 8% from the prior year, primarily reflecting the impact of one additional quarter of Bank of the West, net of realized cost synergies.
Average gross loans and acceptances increased $10.2 billion or 7% from the prior year to $150.7 billion, primarily due to the impact of one additional quarter of Bank of the West results. Personal and Business Banking loan balances increased 15%, net of the sale of the recreational vehicle loan portfolio in the first quarter of fiscal 2024, and Commercial Banking loan balances increased 5%. Average total deposits increased $16.3 billion or 11% to $163.5 billion. Personal and Business Banking deposits increased 19% and Commercial Banking balances increased 4%.
For further information on non-GAAP amounts, measures and ratios in this 2024 Operating Groups Performance Review section, refer to the
Non-GAAP
and Other Financial Measures section.

Business Environment and Outlook
U.S. P&C performance in fiscal 2024 benefitted from one additional quarter of results from Bank of the West and the achievement of expense synergies following the successful conversion, integration and brand alignment across our U.S. markets, but was negatively impacted by a more challenging banking environment. U.S. GDP growth in 2024 moderated slightly from 2023, but remained strong. However, the U.S. banking industry experienced muted loan demand and continued competition for deposits, reflecting the high interest rate environment, which increased funding costs and put pressure on net interest margins. Year-over-year growth in overall commercial loan balances decelerated in response to high interest rates, weakness in the commercial real estate market and uncertainty over the outcome of the presidential election, while mortgage and home equity loans moderated amid a weaker housing market. Deposit growth improved in the second half of the year, benefitting from good customer acquisition as a result of investments in marketing and digital capabilities. Provisions for credit losses have increased and were elevated in the second half of the year, reflecting the impact of higher interest rates on debt servicing costs, changes in consumer preferences for products and services, and weakness in the commercial real estate and transportation sectors.
The U.S. economy is projected to grow at a healthy but more moderate pace in calendar 2025, supported by lower interest rates and expansionary fiscal policies, including a possible reduction in the corporate tax rate. The Federal Reserve lowered its key lending rate for the first time in four years in September 2024 by 50 basis points and will likely continue to reduce rates in 2025. As a result, business and consumer lending demand is expected to improve through fiscal 2025 while deposit costs should stabilize. The lower cost of borrowing is expected to ease pressure on household and business balance sheets.
Leveraging our diversified Commercial Banking franchise, an expanded Personal and Business Banking franchise and a national digital deposit platform, we are well-positioned to drive profitable growth and customer loyalty. We will remain focused on driving efficiencies by simplifying and streamlining operations and investing in digital capabilities.
The U.S. economic environment in calendar 2024 and the outlook for calendar 2025 are discussed in more detail in the Economic Developments and Outlook section.
Caution
This U.S. Personal and Commercial Banking section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

42	BMO Financial Group 207th Annual Report 2024

BMO Wealth Management
BMO Wealth Management serves a full range of clients, from individuals and families to business owners and institutions, offering a wide spectrum of wealth, asset management and insurance products and services aimed at helping clients make real financial progress through planning, growing, protecting and transitioning their wealth. Our asset management business is focused on making a positive impact and delivering innovative financial solutions and strategies for our clients.

Lines of Business
BMO North American Private Wealth
provides full-service investing, banking and wealth advisory services to mass affluent, high net worth and ultra-high net worth clients, leveraging individualized financial planning and advice-based solutions such as investment management, business succession planning, trust and estate services and philanthropy.
BMO InvestorLine
leads Wealth Management’s digital investing services, offering three ways for Canadian clients to invest: a self-directed online trading platform for investors who want to be in control of their investments; adviceDirect
®
for investors who want to make their own investment decisions with personalized advice and support; and SmartFolio
®
for investors who want
low-fee,
professionally managed portfolios aligned with their investment objectives.
BMO Global Asset Management
provides investment management services to institutional, retail and high net worth investors, offering a wide range of innovative, client-focused solutions and strategies to help clients meet their investment objectives.
BMO Insurance
is a diversified insurance and wealth solutions provider and a leader in pension de-risking
solutions. The group manufactures individual life, critical illness and annuity products, as well as segregated funds.

Strategic Priorities and Achievements
Key Priority:
Advance our leadership in private wealth advisory services across North America through a One Client approach to plan, grow, protect and transition our clients’ wealth
2024 Achievements

•	Achieved our highest ever loyalty scores across most of our businesses as measured by Net Promoter Score (1) , reflecting our continued investment in improving the client experience
•
Named Best Private Bank in Canada for the 14
th
 consecutive year and Best Private Bank in the United States for the second consecutive year by
World Finance
magazine, in recognition of our commitment to clients, customers and the communities we serve

•
Expanded our U.S. Wealth Management’s Law Practice advisory services to incorporate a national approach and provide clients with curated solutions for both law firms and lawyers, deepening our One Client offerings with commercial clients

•	Delivered holistic client solutions, continued to strengthen our differentiated service offerings and won significant mandates by forming cross-BMO deal teams
•	Responded to individual client needs and preferences by introducing complementary investment solutions and channels, ranging from self-directed to full-service investing
2025 Area of Focus

•
Accelerate growth across our client base by strengthening product and service offerings, deepening client relationships and growing distribution in core markets across North America, while maintaining top-tier
client loyalty scores

Key Priority:
Extend our advantage as a solutions provider, expanding asset management and insurance offerings in key growth areas to provide innovative, competitive product solutions that meet the evolving needs of our clients, including climate transition
2024 Achievements

•	Ranked #1 in satisfaction with the Wealth Management digital experience among full-service investors in the J.D. Power (2) 2024 Canada Wealth Management Digital Experience Study
•
BMO Global Equity Fund received
a 5-star
Morningstar rating and BMO Global Asset Management received
top-tier
rankings for most of the global mandates for which it is the portfolio manager, contributing to increased mutual fund flows

•
Maintained a leadership position in exchange-traded funds (ETFs) net flows
(3)
, with six new ETFs launched, including the BMO Gold Bullion ETF, making the precious metals market accessible to more clients

•
Received 23 FundGrade A+
®
Awards from analytics firm Fundata Canada Inc. for consistent, risk-adjusted performance. BMO won awards for four mutual funds and 19 ETFs – the most ETF awards among all fund providers rated in 2023
 (4)

•
Received 10 Canada LSEG Lipper Fund Awards
 (5)
, which recognize funds and fund management firms that provide consistently strong risk-adjusted performance relative to their peers. Six best-in-class
awards went to BMO ETFs, and four went to BMO Mutual Funds

(1)	Net Promoter Score (NPS): The percentage of customers surveyed who would recommend BMO to a friend or colleague.
(2)	For more information, refer to www.jdpower.com/business.
(3)	National Bank ETF Report as at December 31, 2023.
(4)	Announced in fiscal 2024.
(5)	Announced in fiscal 2024: 2023 Canada LSEG Lipper Fund Awards.

BMO Financial Group 207th Annual Report 2024	43

MANAGEMENT’S DISCUSSION AND ANALYSIS

•
BMO Insurance was the first Canadian provider to offer a 30-year Guaranteed Interest Annuity (GIA) as part of our focus on offering innovative solutions to meet the growing retirement needs of Canadians

•
Recognized by Institutional Connect with its Climate Change Partner Award for our approach to investment management, stewardship strategy and product development through market education initiatives
 (1)

•
Partnered with Tree Canada to plant a tree for each BMO Private Wealth account that is switched from paper to electronic delivery of documents during September and October 2024, a testament to our commitment to be our clients’ lead partner in the transition to a net zero world – in collaboration with Tree Canada, we are on track to plant more than 4,000 trees

2025 Area of Focus

•	Expand product solutions and distribution across BMO channels to deliver innovative, competitive and client-centric products to all BMO clients
Key Priority:
Deliver
top-tier
digital wealth management offerings, building on our differentiated digital advisory capabilities to simplify, streamline and integrate digital client experiences
2024 Achievements

•	Achieved top-tier user rating for our BMO Invest mobile app for both iOS and Android platforms, reflecting our ongoing investment in the digital client experience (2)
•
Offered an enhanced Active Trader experience through the introduction of new tools to the BMO InvestorLine
®
platform, including strategy builders, options screeners and the ability to trade multi-leg
options, as well as lower commission rates – among the lowest in Canada

•	Expanded BMO digital banking services to include digital wires to U.S. Private Bank and Family Office, making it easier for clients to bank with BMO
•
BMO Insurance launched an artificial intelligence (AI) powered digital assistant in Canada, designed to enhance and accelerate the underwriting process, coupled with program improvements that simplify requirements and provide an enhanced digital self-serve channel, delivering more accessible life insurance coverage to Canadian customers when and where they need it

2025 Area of Focus

•	Continue to invest in technology platforms to simplify, streamline and integrate digital experiences for our clients, along with leading advisor-facing tools and practice support
Key Priority:
Foster a winning culture focused on alignment, empowerment and recognition, with a commitment to a diverse and inclusive workplace that promotes innovation and collaboration
2024 Achievements

•	Delivered solid employee engagement and winning culture, with index scores in specific areas, including diversity and ethics, that place us among leading global companies
•	Introduced programs intended to provide meaningful enhancements to employee wellness and support
•	Launched new leadership development programs to unlock the growth potential of our workforce and drive performance
•
Launched a BMO Insurance rotational program for recent graduates in the actuarial field, demonstrating our commitment to attracting and developing diverse talent by providing access to development opportunities and meaningful career experience

2025 Area of Focus

•	Continue to attract and develop a diverse workforce with critical skill sets aligned with our strategic focus

(1)	Announced in fiscal 2024: 2023 Institutional Connect Awards.
(2)	App Store Rating as at October 31, 2024.

44	BMO Financial Group 207th Annual Report 2024

BMO Wealth Management
(1)
TABLE 19

(Canadian $ in millions, except as noted) As at or for the year ended October 31	2024	2023
Net interest income	1,313	1,380
Non-interest revenue	4,333	4,031
Total revenue	5,646	5,411
Provision for credit losses on impaired loans	26	5
Provision for credit losses on performing loans	5	13
Total provision for credit losses	31	18
Non-interest expense	3,968	3,878
Income before income taxes	1,647	1,515
Provision for income taxes	399	369
Reported net income	1,248	1,146
Amortization of acquisition-related intangible assets (2)	7	4
Adjusted net income	1,255	1,150
Adjusted non-interest expense	3,959	3,871
Net income available to common shareholders	1,239	1,138
Adjusted net income available to common shareholders	1,246	1,142

Key Performance Metrics
Wealth and Asset Management reported net income	1,012	824
Wealth and Asset Management adjusted net income	1,019	828
Insurance reported net income	236	322
Return on equity (%) (3)	26.0	24.6
Adjusted return on equity (%) (3)	26.1	24.7
Operating leverage (%) (4)	2.0	11.3
Adjusted operating leverage (%) (4)	2.1	(4.4)
Efficiency ratio (%)	70.3	71.7
Adjusted efficiency ratio (%)	70.1	71.6
PCL on impaired loans to average net loans and acceptances (%)	0.06	0.01
Average assets	64,674	60,092
Average gross loans and acceptances	42,905	40,855
Average net loans and acceptances	42,855	40,809
Average deposits	61,453	61,627
Assets under administration (AUA) (5)	361,250	416,352
Assets under management (AUM)	422,701	332,947
Full-time equivalent employees	6,244	6,417

U.S. Business Select Financial Data (US$ in millions)
Total revenue	771	766
Non-interest expense	583	600
Reported net income	133	119
Adjusted non-interest expense	576	595
Adjusted net income	138	123
Average gross loans and acceptances	10,574	9,776
Average deposits	11,464	11,975

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense.
(3)
Return on equity is based on allocated capital. Effective fiscal 2024, the capital allocation rate increased to 11.5% of risk-weighted assets, compared with 11.0% in fiscal 2023. For further information, refer to the Non-GAAP and Other Financial Measures section.

(4)
Prior to November 1, 2022, we presented adjusted revenue on a basis net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). Beginning the first quarter of fiscal 2023, we no longer report CCPB, given the adoption and retrospective application of IFRS 17. For periods prior to November 1, 2022, efficiency ratio and operating leverage were calculated based on revenue, net of CCPB. Revenue, net of CCPB, was $5,190 million in fiscal 2022. Measures and ratios presented on a basis net of CCPB are non-GAAP amounts. For more information, refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section of the 2023 Annual MD&A.

(5)	Certain assets under management that are also administered by BMO are included in assets under administration.
Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policy.

Reported Net Income

($ millions)

Wealth and Asset Management
Insurance
1,146
322
824
1,248
236
1,012
2023
2024

AUA and AUM

($ billions)
749.3
784.0
332.9
422.7
416.4
361.3
2023
2024
AUA
AUM

BMO Financial Group 207th Annual Report 2024	45

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Review
BMO Wealth Management reported results reflected the adoption of IFRS 17,
Insurance Contracts
(IFRS 17), effective November 1, 2023. IFRS 17 provides a comprehensive approach to accounting for all types of insurance contracts and replaced IFRS 4,
Insurance Contracts.
Insurance results are now presented in non-interest revenue under insurance service results and insurance investment results. As a result of the adoption and retrospective application of IFRS 17 to our fiscal 2023 results, we no longer report insurance claims, commissions and changes in policy benefit liabilities. For further details, refer to Note 1 of the audited annual consolidated financial statements.
Reported net income was $1,248 million, an increase of $102 million or 9% from the prior year. Wealth and Asset Management reported net income was $1,012 million, an increase of $188 million or 23%, and included one additional quarter of Bank of the West results, compared with the prior year. Insurance net income was $236 million, a decrease of $86 million or 27%.
Total revenue was $5,646 million, an increase of $235 million or 4%. Revenue in Wealth and Asset Management was $5,279 million, an increase of $349 million or 7%, due to growth in client assets, including the impact of stronger global markets, and higher revenue from online brokerage transactions, partially offset by lower net interest income due to lower margins. Insurance revenue was $367 million, a decrease of $114 million, reflecting changes in portfolio positioning during the transition to IFRS 17.
The total provision for credit losses was $31 million, compared with an $18 million provision in the prior year. The provision for credit losses on impaired loans increased $21 million and the provision for credit losses on performing loans decreased $8 million.
Non-interest expense was $3,968 million, an increase of $90 million or 2% from the prior year, due to higher revenue-based costs and our investment in talent, partially offset by operational efficiencies.
Assets under management increased $89.8 billion or 27% from the prior year to $422.7 billion, driven by stronger global markets and higher net client assets. Assets under administration decreased $55.1 billion or 13% to $361.2 billion, primarily due to the exit of our Institutional Trust Services operations in the first quarter of fiscal 2024, partially offset by stronger global markets. Average gross loans increased 5% and average deposits were relatively unchanged from the prior year.
For further information on non-GAAP amounts, measures and ratios in this 2024 Operating Groups Performance Review section, refer to the
Non-GAAP
and Other Financial Measures section.

Business Environment and Outlook
BMO Wealth Management results benefitted from growing momentum in equity markets through fiscal 2024, with a moderation of inflationary pressures and declining interest rates in the second half of the year. Higher assets under management from stronger global markets and net new asset flows supported revenue growth, offsetting the industry-wide reduction in asset yields and lower net interest margins from deposit migration to higher yielding assets. We continue to invest in technology platforms to simplify, streamline and integrate digital solutions for our clients, along with advisor-facing tools. BMO Global Asset Management and Insurance expanded their product offerings in key growth areas to provide innovative, competitive product solutions that meet the evolving needs of our clients.
The outlook for lower interest rates and stronger market activity should support continued growth in fiscal 2025. However, the economic environment and equity markets continue to be affected by global developments, heightened geopolitical tensions and other factors that may impact our overall business performance.
We continue to support our clients with expert advice and investment solutions as they navigate the impacts of market volatility and macroeconomic uncertainty, and prepare to re-enter the market as interest rates decline, by leveraging our comprehensive investment and banking products and services, enhanced digital advisory capabilities and innovative solutions.
The Canadian and U.S. economic environment in calendar 2024 and the outlook for calendar 2025 are discussed in more detail in the Economic Developments and Outlook section.
Caution
This BMO Wealth Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

46	BMO Financial Group 207th Annual Report 2024

BMO Capital Markets
BMO Capital Markets offers a comprehensive range of products and services to corporate, institutional and government clients. BMO Capital Markets has approximately 2,700 professionals in 30 locations around the world, supporting the growth aspirations of our clients across the enterprise.

Lines of Business
Investment and Corporate Banking
offers debt and equity capital-raising services to clients, as well as loan origination and syndication, balance sheet management solutions and treasury management services. The line of business also provides clients with strategic advice on mergers and acquisitions, restructurings and recapitalizations, trade finance and risk mitigation services to support international business activities, along with a wide range of banking and other operating services tailored to North American and international financial institutions.
Global Markets
offers research and access to financial markets for institutional, corporate and retail clients through an integrated suite of sales and trading solutions related to debt, foreign exchange, interest rates, credit, equities, securitization and commodities. New product development and origination services are also offered, as well as risk management and advisory services for hedging strategies, including in interest rates, foreign exchange rates and commodities prices. In addition, Global Markets provides funding and liquidity management services to clients.

Strategic Priorities and Achievements
Key Priority:
Grow and deepen One Client relationships with integrated solutions, expertise and insight
2024 Achievements

•
Delivered integrated, holistic coverage to our clients, resulting in notable One Client wins and mandates with multiple touchpoints across BMO, including partnering with Commercial Banking for WinCup’s inaugural bank market issuance, and executing with BMO Wealth Management the largest series of exchange-traded funds transactions in Canadian market history

•
Led several market firsts, including the inaugural Canadian
tri-party
repo trade through the Canadian Collateral Management System and the largest at-the-market
equity issuance program in Canadian history at $2.5 billion for Enbridge

•	Designated and accredited as a Gilt-edged Market Maker in the United Kingdom, expanding our international footprint as a primary dealer to meet the evolving needs of our global clients
•
Maintained global leadership in metals and mining: recognized as Best Metals & Mining Investment Bank of the Year by
Global Finance
magazine for the 15
th
consecutive year, launched BMO’s first Canadian regulated precious metals investment fund storage transaction and led significant deals in the industry

•
Deepened client relationships with expertise and insights through leading investor conferences such as our 33 rd
Global Metals, Mining & Critical Minerals conference, 19
th
Farm-to-Market
conference, 25
th
Media & Telecom conference, and the largest Women in FICC forum in 18 years

2025 Area of Focus

•	Drive greater collaboration and connectivity across BMO to better serve our clients and grow market share where we have competitive strength and opportunity
Key Priority:
Build on our strengths in sustainable finance and climate leadership
2024 Achievements

•
Advanced BMO’s environmental, social and governance initiatives and innovation in sustainable finance solutions, such as advising Canada Growth Fund on its investment in carbon capture and sequestration

•
Ranked first in Canadian sustainability structuring agent rankings and held key roles in marquee transactions, including supporting Ontario Power Generation (OPG) with the launch of a new sustainable finance framework and acted as a co-sustainability structuring agent and joint bookrunner on OPG’s $1 billion green bond issuance

2025 Area of Focus

•	Continue to provide solutions to support our clients’ climate transition
Key Priority:
Leverage digital and data to improve operational efficiency and deliver innovative solutions
2024 Achievements

•	Delivered digital and artificial intelligence (AI)-driven solutions to enhance analytical, hedging and risk management tools
•	Automated processes to improve risk assessments, pricing accuracy and day-to-day desk operations, including a centralized application for equity derivative curve marking
•	Enhanced employee productivity with new technology and tools, such as a mobile client relationship management app and centralized access to critical applications, to drive actionable insights
•	Advanced our electronic trading execution capabilities, resulting in the capture of a significant market share of U.S. treasuries flows

BMO Financial Group 207th Annual Report 2024	47

MANAGEMENT’S DISCUSSION AND ANALYSIS

2025 Areas of Focus

•	Drive technology transformation, data-centric decision-making and innovative solutions
•	Build scale and maximize return on investment with end-to-end delivery and execution
Key Priority:
Foster a winning culture focused on alignment, empowerment and recognition, while advancing progress on our Zero Barriers to Inclusion strategy
2024 Achievements

•	Achieved solid employee engagement and winning culture, with index scores in specific areas, including ethics, that place us among leading global companies
•	Invested in the growth and development of our talent through enhanced delivery of learning programs and a heightened focus on building critical skills and capabilities
•	Fostered a culture of inclusion through knowledge sharing, community building and employee-led programming, such as the WOMEN+ Affinity group and employee resource groups
•	Advanced our Zero Barriers to Inclusion strategy to reflect the diversity of backgrounds, education and experiences in our workforce
•	Supported the communities we serve through hallmark programs, including record contributions by employees to BMO’s Employee Giving Campaign, Equity Through Education and Trees from Trades
2025 Area of Focus

•	Continue to attract and develop a diverse workforce and promote an inclusive workplace

48	BMO Financial Group 207th Annual Report 2024

BMO Capital Markets
(1)
TABLE 20

(Canadian $ in millions, except as noted) As at or for the year ended October 31	2024	2023
Net interest income (teb) (2)	1,731	2,490
Non-interest revenue	4,785	3,902
Total revenue (teb) (2)	6,516	6,392
Provision for credit losses on impaired loans	367	9
Provision for credit losses on performing loans	2	9
Total provision for credit losses	369	18
Non-interest expense	4,278	4,278
Income before income taxes	1,869	2,096
Provision for income taxes (teb) (2)	377	471
Reported net income	1,492	1,625
Acquisition and integration costs (3)	15	4
Amortization of acquisition-related intangible assets (4)	31	20
Adjusted net income	1,538	1,649
Adjusted non-interest expense	4,216	4,246
Net income available to common shareholders	1,455	1,592
Adjusted net income available to common shareholders	1,501	1,616

Key Performance Metrics
Global Markets revenue	3,898	3,833
Investment and Corporate Banking revenue	2,618	2,559
Return on equity (%) (5)	11.0	13.4
Adjusted return on equity (%) (5)	11.4	13.6
Operating leverage (teb) (%)	1.9	(6.4)
Adjusted operating leverage (teb) (%)	2.6	(6.4)
Efficiency ratio (teb) (%)	65.7	66.9
Adjusted efficiency ratio (teb) (%)	64.7	66.4
PCL on impaired loans to average net loans and acceptances (%)	0.44	0.01
Average assets	468,963	466,030
Average gross loans and acceptances	83,024	77,600
Average net loans and acceptances	82,669	77,293
Full-time equivalent employees	2,714	2,717

U.S. Business Select Financial Data (US$ in millions)
Total revenue (teb) (2)	2,286	2,028
Non-interest expense	1,599	1,616
Reported net income	350	283
Adjusted non-interest expense	1,580	1,603
Adjusted net income	364	292
Average assets	157,876	161,628
Average gross loans and acceptances	31,795	29,003

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)
Beginning January 1, 2024, we treated certain Canadian dividends as non-deductible for tax purposes, due to legislation that was enacted in the third quarter of fiscal 2024. As a result, we no longer report this revenue on a taxable equivalent basis (teb). Teb amounts of $22 million in fiscal 2024 and $321 million in fiscal 2023. On a source currency basis for our U.S. businesses: teb amounts of $2 million in fiscal 2024 and $nil in fiscal 2023. These amounts were recorded in net interest income and provision for income taxes, and reflected in the ratios. For further information, refer to the Other Regulatory Developments section.

(3)	Acquisition and integration costs related to Clearpool and Radicle, recorded in non-interest expense.
(4)	Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense. Fiscal 2024 included an $18 million write-down related to the acquisition of Radicle.
(5)
Return on equity is based on allocated capital. Effective fiscal 2024, the capital allocation rate increased to 11.5% of risk-weighted assets, compared with 11.0% in fiscal 2023. For further information, refer to the Non-GAAP and Other Financial Measures section.

Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policy.

BMO Financial Group 207th Annual Report 2024	49

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Review
BMO Capital Markets reported net income was $1,492 million, a decrease of $133 million or 8% from the prior year, as higher revenue was more than offset by a higher provision for credit losses, with expenses unchanged from the prior year.
Total revenue was $6,516 million, an increase of $124 million or 2% from the prior year. Global Markets revenue increased $65 million or 2%, due to higher interest rate trading revenue and debt and equity issuances, partially offset by lower equities trading revenue, including the impact of the elimination of the deduction for certain Canadian dividends, and lower foreign exchange and commodities trading revenue. Investment and Corporate Banking revenue increased $59 million or 2%, due to higher underwriting fee revenue and corporate banking-related revenue, partially offset by the impact of mark-downs on the held-for-sale loan portfolio in the current year and lower advisory fee revenue.
Total provision for credit losses was $369 million, an increase of $351 million from the prior year. The provision for credit losses on impaired loans was $367 million, compared with a $9 million provision in the prior year. There was a $2 million provision for credit losses on performing loans in the current year, compared with a $9 million provision in the prior year.
Non-interest expense was $4,278 million, largely unchanged from the prior year, as lower employee-related costs, including performance-based compensation costs, and lower legal provisions compared with the prior year were offset by higher technology costs.
Average gross loans and acceptances of $83.0 billion increased $5.4 billion or 7% from the prior year.
For further information on non-GAAP amounts, measures and ratios in this 2024 Operating Groups Performance Review section, refer to the
Non-GAAP
and Other Financial Measures section.

Business Environment and Outlook
BMO Capital Markets delivered resilient results in fiscal 2024 while making progress in advancing our strategic priorities. The operating environment in fiscal 2024 was impacted by challenging global economic trends and growing geopolitical risks. Despite these market dynamics, we saw improved issuance activity and robust trading results driven by strong client flows; however, mergers and acquisitions activity, particularly in Canada, remained muted.
In fiscal 2025, we expect market volatility to persist through an uncertain economic outlook. Advisory and debt issuance activity is expected to improve in a lower interest rate environment, and the trading landscape will likely be characterized by enhanced liquidity in equity markets supported by lower interest rates and increased global participation. We will continue to support clients with an integrated and enhanced coverage model, ongoing resource efficiency, expanded digital integration and rigorous risk management strategies.
We continue to focus on driving profitable growth and sustainable returns and are well-positioned with a prominent presence in Canada and strong momentum in the United States to be successful in a dynamic environment.
The Canadian and U.S. economic environment in calendar 2024 and the outlook for calendar 2025 are discussed in more detail in the Economic Developments and Outlook section.
Caution
This BMO Capital Markets section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Corporate Services, including Technology and Operations
Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, treasury, finance, legal and regulatory compliance, sustainability, human resources, communications, marketing, real estate and procurement. T&O develops, monitors, manages and maintains governance of information technology, including data and analytics, and provides cyber security and operations services.
Corporate Services focuses on enterprise-wide priorities related to maintaining a sound internal control and risk management environment and regulatory compliance, including the management, assessment and monitoring of BMO’s investment portfolios and funding, liquidity and capital activities, as well as any exposures to credit, foreign exchange and interest rate risks. In support of the operating segments, Corporate Services develops and implements enterprise-wide processes, systems and controls to maintain operating efficiency and enable our businesses to adapt and meet their customer experience objectives.
The costs of Corporate Units and T&O services are largely allocated to the four operating segments (Canadian P&C, U.S. P&C, BMO Wealth Management and BMO Capital Markets), with any remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual unallocated expenses, residual treasury-related activities and the elimination of taxable equivalent adjustments. We review revenue and expense allocation methodologies on an annual basis.

50	BMO Financial Group 207th Annual Report 2024

Corporate Services, including Technology and Operations
(1)
TABLE 21

(Canadian $ in millions, except as noted) As at or for the year ended October 31	2024	2023
Net interest income before group teb offset	(532)	(485)
Group teb offset	(58)	(354)
Net interest income (teb)	(590)	(839)
Non-interest revenue	20	(1,444)
Total revenue (teb)	(570)	(2,283)
Provision for credit losses on impaired loans	73	78
Provision for (recovery of) credit losses on performing loans	(34)	649
Total provision for credit losses	39	727
Non-interest expense	350	2,811
Loss before income taxes	(959)	(5,821)
Recovery of income taxes (teb)	(260)	(1,425)
Reported net loss	(699)	(4,396)
Acquisition and integration costs (2)	97	1,520
Management of fair value changes on the purchase of Bank of the West (3)	–	1,461
Legal provision/reversal (including related interest expense and legal fees) (4)	(834)	21
FDIC special assessment (5)	357	–
Impact of loan portfolio sale (6)	136	–
Impact of Canadian tax measures (7)	–	502
Initial provision for credit losses on purchased performing loans (8)	–	517
Adjusted net loss	(943)	(375)
Adjusted total revenue (teb)	(953)	(104)
Adjusted total provision for credit losses	39	22
Adjusted non-interest expense	333	765
Net loss available to common shareholders	(950)	(4,608)
Adjusted net loss available to common shareholders	(1,194)	(587)
Full-time equivalent employees	16,959	18,356

U.S. Business Select Financial Data (US$ in millions)
Total revenue (teb) (9)	401	(838)
Total provision for credit losses	3	521
Non-interest expense	47	1,731
Provision for (recovery of) income taxes (teb) (9)	74	(860)
Reported net income (loss)	277	(2,230)
Adjusted total revenue	118	689
Adjusted total provision for credit losses	3	4
Adjusted non-interest expense	36	233
Adjusted net income	96	381

(1)	Adjusted results are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section. Adjusted results exclude the impact of the items described in footnotes (2) to (8).
(2)	Acquisition and integration costs related to the acquisition of Bank of the West, recorded in non-interest expense. Fiscal 2024: $129 million pre-tax. Fiscal 2023: $2,027 million pre-tax.
(3)
Management of the impact of interest rate changes between the announcement and closing of the acquisition of Bank of the West on its fair value and goodwill. Fiscal 2023 comprised $1,628 million of mark-to-market
losses on certain interest rate swaps recorded in trading revenue and $383 million of losses on a portfolio of primarily U.S. treasuries and other balance sheet instruments recorded in net interest income.

(4)
Impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank. Fiscal 2024: Reversal of a fiscal 2022 legal provision, including accrued interest, comprising a reversal of $547 million of interest expense and $588 million of non-interest
expense. Fiscal 2023: Provision comprised a $30 million interest expense and a $3 million recovery of non-interest
expense. For further information, refer to the Provisions and Contingent Liabilities section in Note 25 of the audited annual consolidated financial statements.

(5)	Impact of a U.S. Federal Deposit Insurance Corporation (FDIC) special assessment, recorded in non-interest expense ($476 million pre-tax).
(6)	Net accounting loss on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization, recorded in non-interest revenue ($164 million pre-tax).
(7)
Impact of certain tax measures enacted by the Canadian government. Fiscal 2023: $371 million one-time
tax expense, comprising a $312 million Canada Recovery Dividend and $59 million related to the pro-rated
fiscal 2022 impact of the 1.5% tax rate increase, net of a deferred tax asset remeasurement; and a $131 million ($160 million pre-tax)
charge related to the amended GST/HST definition for financial services, comprising $138 million recorded in non-interest
revenue and $22 million recorded in
non-interest
expense.

(8)	Initial provision for credit losses on the purchased Bank of the West performing loan portfolio ($705 million pre-tax).
(9)	U.S. businesses teb offset amounts, recorded in revenue and provision for (recovery of) income taxes. Teb amounts of US$27 million in fiscal 2024 and US$25 million in fiscal 2023.
Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policy.

Financial Review
Corporate Services reported net loss was $699 million, compared with a reported net loss of $4,396 million in the prior year.
The current year included the reversal of a fiscal 2022 legal provision, U.S. Federal Deposit Insurance Corporation (FDIC) special assessment charges and the loss on the sale of a portfolio of recreational vehicle loans. The prior year included a loss related to fair value management actions and the initial provision for credit losses on the purchased Bank of the West performing loan portfolio, as well as the impact of certain Canadian tax measures enacted by the Canadian government. Both the current and prior years included acquisition and integration costs. The lower reported net loss primarily reflected the items noted above. Adjusted net loss was $943 million, compared with $375 million in the prior year, reflecting lower revenue, partially offset by lower expenses. Adjusted revenue decreased, due to the impact of lower net accretion of purchase accounting fair value marks, market volatility on hedge positions and higher earnings on the investment of unallocated capital in the prior year in advance of the closing of the Bank of the West acquisition.

BMO Financial Group 207th Annual Report 2024	51

MANAGEMENT’S DISCUSSION AND ANALYSIS

The decrease in expenses was primarily due to lower premises costs, including a charge related to the consolidation of BMO real estate in the prior year, and lower employee-related costs, including the impact of the consolidation of certain U.S. retirement benefit plans in the current year and higher severance in the prior year.
For further information on
non-GAAP
amounts, measures and ratios in this 2024 Operating Groups Performance Review section, refer to the
Non-GAAP
and Other Financial Measures section.

Summary Quarterly Earnings Trends
Summarized Statement of Income and Quarterly Financial Measures
(1)
TABLE 22

(Canadian $ in millions, except as noted)	Q4-2024	Q3-2024	Q2-2024	Q1-2024	Q4-2023	Q3-2023	Q2-2023	Q1-2023
Net interest income	5,438	4,794	4,515	4,721	4,941	4,905	4,814	4,021
Non-interest revenue	3,519	3,398	3,459	2,951	3,378	3,147	2,975	1,078
Revenue (2)	8,957	8,192	7,974	7,672	8,319	8,052	7,789	5,099
Provision for credit losses on impaired loans	1,107	828	658	473	408	333	243	196
Provision for credit losses on performing loans	416	78	47	154	38	159	780	21
Total provision for credit losses	1,523	906	705	627	446	492	1,023	217
Non-interest expense	4,427	4,839	4,844	5,389	5,679	5,572	5,501	4,382
Income before income taxes	3,007	2,447	2,425	1,656	2,194	1,988	1,265	500
Provision for income taxes	703	582	559	364	484	423	236	367
Reported net income (see below)	2,304	1,865	1,866	1,292	1,710	1,565	1,029	133
Acquisition and integration costs	27	19	26	57	433	370	549	181
Amortization of acquisition-related intangible assets	92	79	79	84	88	85	85	6
Legal provision/reversal (including related interest expense and legal fees)	(870)	13	12	11	12	(3)	6	6
Impact of loan portfolio sale	–	–	–	136	–	–	–	–
FDIC special assessment	(11)	5	50	313	–	–	–	–
Impact of Canadian tax measures	–	–	–	–	–	131	–	371
Management of fair value changes on the purchase of Bank of the West	–	–	–	–	–	–	–	1,461
Initial provision for credit losses on purchased performing loans	–	–	–	–	–	–	517	–
Adjusted net income (3)	1,542	1,981	2,033	1,893	2,243	2,148	2,186	2,158
Operating Group Reported Revenue
Canadian P&C	2,934	2,908	2,819	2,778	2,796	2,716	2,490	2,557
U.S. P&C	2,468	2,453	2,389	2,454	2,488	2,414	2,544	1,734
BMO Wealth Management	1,486	1,439	1,393	1,328	1,465	1,525	1,293	1,128
BMO Capital Markets	1,600	1,666	1,661	1,589	1,651	1,463	1,579	1,699
Corporate Services	469	(274)	(288)	(477)	(81)	(66)	(117)	(2,019)
Total revenue (2)	8,957	8,192	7,974	7,672	8,319	8,052	7,789	5,099
Key Performance Metrics
Diluted earnings per share ($) (4)	2.94	2.48	2.36	1.73	2.19	2.12	1.26	0.14
Adjusted diluted earnings per share ($)	1.90	2.64	2.59	2.56	2.93	2.94	2.89	3.06
PCL-to-average net loans and acceptances (annualized) (%)	0.91	0.54	0.44	0.38	0.27	0.30	0.65	0.15
Effective tax rate (%)	23.4	23.8	23.1	22.0	22.1	21.3	18.6	73.5
Adjusted effective tax rate (%)	21.7	23.9	23.3	22.4	22.9	22.1	22.5	22.0
Canadian/U.S. dollar average exchange rate ($)	1.3641	1.3705	1.3625	1.3392	1.3648	1.3331	1.3564	1.3426

(1)
Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information, refer to the
Non-GAAP
and Other Financial Measures section. For details on the composition of non-GAAP
amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2)
Effective the first quarter of fiscal 2024, the bank adopted IFRS 17,
Insurance Contracts
(IFRS 17), recognizing the cumulative effect of adoption in opening retained earnings, and applied it retrospectively to fiscal 2023 results. For further information, refer to the Changes in Accounting Policies in 2024 section.

(3)
Adjusted results exclude certain items from reported results and are used to calculate our adjusted ratios. Refer to footnotes (1) to (8) in the
Non-GAAP
and Other Financial Measures table for further information on adjusting items.

(4)
Net income and earnings from our business operations are attributable to shareholders by way of EPS and diluted EPS. Adjusted EPS and adjusted diluted EPS are non-GAAP measures. For further information, refer to the
Non-GAAP
and Other Financial Measures section.

Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policy.
Earnings in certain quarters are impacted by seasonal factors, such as higher employee expenses related to higher employee benefits and stock-based compensation for employees eligible to retire which are recorded in the first quarter of each year, as well as the impact of fewer days in the second quarter relative to other quarters. Results are also impacted by foreign currency translation. Quarterly EPS is impacted by the semi-annual payment of dividends on certain equity instruments. The table above outlines summary results for the first quarter of fiscal 2023 through the fourth quarter of fiscal 2024.
On February 1, 2023, we completed the acquisition of Bank of the West, which contributed to the increase in revenue, expenses and provision for credit losses beginning the second quarter of fiscal 2023, with operating results primarily recorded in our U.S. P&C and BMO Wealth Management businesses. In addition, we completed the acquisition of AIR MILES on June 1, 2023, which contributed to the increase in revenue and expenses in our Canadian P&C business beginning the third quarter of fiscal 2023.

52	BMO Financial Group 207th Annual Report 2024

A number of specified items impacted reported results in certain quarters. The fourth quarter of fiscal 2024 included a reversal of a fiscal 2022 legal provision, including accrued interest, associated with a predecessor bank, M&I Marshall and Ilsley Bank. Fiscal 2024 included the impact of a U.S. Federal Deposit Insurance Corporation (FDIC) special assessment in each quarter. The first quarter of fiscal 2024 included a loss on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization. The third and first quarters of fiscal 2023 included the impact of certain tax measures enacted by the Canadian government. The second quarter of fiscal 2023 included an initial provision for credit losses on the purchased Bank of the West performing loan portfolio. The first quarter of fiscal 2023 included a loss resulting from fair value management actions related to the impact of interest rate changes between the announcement and closing of the Bank of the West acquisition on its fair value and goodwill. All periods included acquisition and integration costs, as well as the amortization of acquisition-related intangible assets, which increased in fiscal 2023, due to the acquisition of Bank of the West.
Financial performance benefitted from the strength and diversification of our businesses. Results were impacted by a higher interest rate environment and uncertain economic conditions resulting in higher credit provisions, slower loan demand and lower levels of client activity in our market-sensitive businesses.
Revenue growth in Canadian P&C reflected good customer acquisition and volume growth and higher net interest margins. U.S. P&C revenue performance benefitted from the inclusion of Bank of the West; however, recent quarters have been impacted by a more muted U.S. banking environment, with reduced loan demand and higher deposit costs. Revenue in BMO Wealth Management benefitted from steady growth in client assets, including the impact of improved global markets in fiscal 2024, while high interest rates resulted in a shift in deposit mix to term deposits and reduced margins. Insurance revenue is subject to variability resulting from market-related impacts, including changes in portfolio positioning during the transition to IFRS 17. BMO Capital Markets’ performance in recent quarters reflected the impact of improving market conditions, with resilient trading results driven by stronger client flows in fiscal 2024, as well as an increase in underwriting activity, particularly in new debt issuances.
Over the past eight quarters, the higher interest rate environment has had a meaningful impact on credit outcomes for certain client cohorts, resulting in increasing provisions on impaired loans from very low levels and higher provisions on performing loans driven by credit migration. Performing loan provisions were also impacted by changes in the macroeconomic outlook and scenario weighting.
Non-interest
expense increased due to the acquisition of Bank of the West, and has since reflected strong expense management, while we continue to invest in our business to drive revenue growth. The fourth quarter of fiscal 2024 benefitted from the reversal of the legal provision. The third quarter of fiscal 2023 included severance costs associated with accelerating operational efficiencies across the enterprise, which combined with the benefit of realized cost synergies related to Bank of the West, have reduced expense growth in recent quarters.
The effective tax rate has varied with legislative changes; changes in tax policy, including their interpretation by tax authorities and the courts; earnings mix, including the relative proportion of earnings attributable to the different jurisdictions in which we operate, the level of pre-tax
income, and the level of investments or securities which generate tax credits, or tax-exempt
income from securities. The reported effective tax rate was impacted by the elimination of the income tax deduction for certain Canadian dividends in fiscal 2024.
For further information on
non-GAAP
amounts, measures and ratios in this Summary Quarterly Earnings Trends section, refer to the
Non-GAAP
and Other Financial Measures section.

Review of Fourth Quarter 2024 Performance
Q4 2024 vs. Q4 2023
Net Income
Reported net income was $2,304 million, an increase of $594 million or 35% from the prior year, and adjusted net income was $1,542 million, a decrease of $701 million or 31%. Adjusted results excluded the specified items noted in the Summary Quarterly Earnings Trends section.
Reported net income increased from the prior year, primarily due to the reversal of the fiscal 2022 legal provision, including accrued interest, and lower acquisition and integration costs, compared with the prior year. The decrease in adjusted net income reflected a higher provision for credit losses, partially offset by lower expenses, with revenue relatively unchanged from the prior year. Reported and adjusted net income decreased across all operating segments. Corporate Services recorded net income on a reported basis, compared with a net loss in the prior year, and a lower net loss on an adjusted basis.
Revenue
Reported revenue was $8,957 million, an increase of $638 million or 8% from the prior year, due to the reversal of accrued interest on the legal provision in the current year. Adjusted revenue was $8,368 million, relatively unchanged from the prior year, with higher non-interest revenue partially offset by lower net interest income. Adjusted net interest income decreased, primarily due to lower trading-related net interest income and lower net interest income in Corporate Services due to lower net accretion of purchase accounting fair value marks, partially offset by higher net interest income in Canadian P&C due to higher balances and higher non-trading interest income in BMO Capital Markets. Non-interest revenue increased, primarily driven by higher trading revenue, investment management and custodial fee revenue and mutual fund fee revenue, partially offset by lower insurance-related revenue reflecting changes in portfolio positioning during the transition to IFRS 17, the impact of mark-downs on the held-for-sale loan portfolio and lower lending fee revenue, largely offset in net interest income reflecting the transition of bankers’ acceptances exposures to loans, and lower card fee revenue.

BMO Financial Group 207th Annual Report 2024	53

MANAGEMENT’S DISCUSSION AND ANALYSIS

Provision for Credit Losses
Total provision for credit losses was $1,523 million, compared with a provision of $446 million in the prior year. Total provision for credit losses as a percentage of average net loans and acceptances ratio was 91 basis points, compared with 27 basis points in the prior year. The provision for credit losses on impaired loans was $1,107 million, an increase of $699 million, due to higher provisions across operating segments, primarily in the U.S. corporate and commercial portfolio, and in the Canadian unsecured segments of the consumer portfolio. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 66 basis points, compared with 25 basis points in the prior year. There was a $416 million provision for credit losses on performing loans, compared with a $38 million provision in the prior year, primarily driven by portfolio credit migration, as well as uncertainty in credit conditions.
Non-Interest Expense
Reported non-interest expense was $4,427 million, a decrease of $1,252 million or 22% from the prior year, and adjusted non-interest expense was $4,876 million, a decrease of $100 million or 2%. Reported results reflected the reversal of the legal provision and the impact of lower acquisition and integration costs in the current year. Adjusted non-interest expense decreased, primarily due to our continued focus on operational efficiencies, including realized cost synergies related to Bank of the West, and lower premises costs, including the charge in the prior year related to the consolidation of BMO real estate, and other operating costs.
Provision for Income Taxes
The reported provision for income taxes was $703 million, an increase of $219 million from the fourth quarter of fiscal 2023, and the adjusted provision for income taxes was $427 million, a decrease of $241 million. The reported effective tax rate was 23.4%, compared with 22.1% in the fourth quarter of fiscal 2023, and the adjusted effective tax rate was 21.7%, compared with 22.9%. The change in the reported effective tax rate relative to the fourth quarter of 2023 was primarily due to the impact of higher income in the current year, and the change in the adjusted effective tax rate was primarily due to earnings mix, including the impact of lower income in the current quarter.
Q4 2024 vs. Q3 2024
Reported net income increased $439 million or 24% from the prior quarter, and adjusted net income decreased $439 million or 22%. Reported net income increased primarily due to the reversal of the legal provision. The decrease in adjusted net income reflected a higher provision for credit losses and higher expenses, partially offset by higher revenue. Reported and adjusted net income decreased across all operating segments. Corporate Services recorded net income on a reported basis, compared with a net loss in the prior quarter, and a lower net loss on an adjusted basis. Reported revenue increased $765 million or 9% from the prior quarter, and adjusted revenue increased $162 million or 2%. Reported revenue reflected higher net interest income, primarily driven by the reversal of accrued interest on the legal provision. Reported and adjusted revenue reflected higher net interest income, driven by higher Corporate Services and Canadian P&C net interest income, as well as higher non-trading interest income in BMO Capital Markets, partially offset by lower trading-related net interest income, and higher non-interest revenue, driven by higher trading revenue and underwriting and advisory fee revenue, partially offset by lower card and lending fee revenue. Reported non-interest expense decreased $412 million or 9% from the prior quarter, due to the reversal of the legal provision, and adjusted non-interest expense increased $179 million or 4%, primarily due to higher professional fees and higher association, clearing and annual regulator fees. Total provision for credit losses increased $617 million from the prior quarter. The provision for credit losses on impaired loans increased $279 million, due to higher provisions in the corporate and commercial portfolio. There was a $416 million provision for credit losses on performing loans, compared with a $78 million provision in the prior quarter.
For further information on non-GAAP amounts, measures and ratios in this Review of Fourth Quarter 2024 Performance section, refer to the Non-GAAP and Other Financial Measures section.

54	BMO Financial Group 207th Annual Report 2024

2023 Financial Performance Review
The preceding discussions in the MD&A focused on BMO’s performance in fiscal 2024. This section summarizes BMO’s performance in fiscal 2023 relative to fiscal 2022.
On February 1, 2023, we completed the acquisition of Bank of the West, which contributed to the increase in revenue, expenses and provision for credit losses beginning the second quarter of fiscal 2023, with operating results primarily allocated to our U.S. P&C and BMO Wealth Management businesses. In addition, we completed the acquisition of the AIR MILES Reward Program (AIR MILES) on June 1, 2023, which contributed to the increase in revenue and expenses in our Canadian P&C business beginning the third quarter of fiscal 2023.
Prior to November 1, 2022, we presented revenue on a basis net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). Effective the first quarter of fiscal 2023, we no longer report CCPB, given the adoption and retrospective application of IFRS 17,
Insurance Contracts
(IFRS 17). Revenue, net of CCPB, as well as other adjusted results and ratios referred to below, are presented on a non-GAAP
basis and are discussed in the
Non-GAAP
and Other Financial Measures section.
In addition, certain lines of business and units within our organizational structure are periodically realigned to support our strategic priorities and allocations of revenue, expenses, provision for income taxes and capital from Corporate Services to the operating groups are updated to better align with these changes. As a result, comparative figures in prior periods have been reclassified to conform with the current period’s presentation. Further information on these reclassifications is provided in the 2024 Operating Groups Performance Review – How BMO Reports Operating Group Results section.
TABLE 23

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
2023
Net interest income (loss) (1)	8,043	7,607	15,650	1,380	2,490	(839)	18,681
Non-interest revenue	2,516	1,573	4,089	4,031	3,902	(1,444)	10,578
Revenue (1)	10,559	9,180	19,739	5,411	6,392	(2,283)	29,259
Provision for credit losses	909	506	1,415	18	18	727	2,178
Non-interest expense	4,723	5,444	10,167	3,878	4,278	2,811	21,134
Income (loss) before income taxes	4,927	3,230	8,157	1,515	2,096	(5,821)	5,947
Provision for (recovery of) income taxes (1)	1,354	741	2,095	369	471	(1,425)	1,510
Net income (loss)	3,573	2,489	6,062	1,146	1,625	(4,396)	4,437
Acquisition and integration costs	9	–	9	–	4	1,520	1,533
Amortization of acquisition-related intangible assets	6	234	240	4	20	–	264
Management of fair value changes on the purchase of Bank of the West	–	–	–	–	–	1,461	1,461
Legal provision (including related interest expense and legal fees)	–	–	–	–	–	21	21
Initial provision for credit losses on purchased performing loans	–	–	–	–	–	517	517
Impact of Canadian tax measures	–	–	–	–	–	502	502
Adjusted net income (loss)	3,588	2,723	6,311	1,150	1,649	(375)	8,735
2022
Net interest income (loss) (1)	7,228	4,795	12,023	1,173	3,135	(446)	15,885
Non-interest revenue	2,416	1,265	3,681	3,334	2,977	7,833	17,825
Revenue (1)	9,644	6,060	15,704	4,507	6,112	7,387	33,710
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	–	–	–	(683)	–	–	(683)
Revenue, net of CCPB (2)	9,644	6,060	15,704	5,190	6,112	7,387	34,393
Provision for (recovery of) credit losses	282	(2)	280	(2)	(43)	78	313
Non-interest expense	4,296	2,972	7,268	3,566	3,853	1,507	16,194
Income before income taxes	5,066	3,090	8,156	1,626	2,302	5,802	17,886
Provision for income taxes (1)	1,322	708	2,030	389	574	1,356	4,349
Net income	3,744	2,382	6,126	1,237	1,728	4,446	13,537
Acquisition and integration costs	–	–	–	–	8	237	245
Amortization of acquisition-related intangible assets	1	5	6	3	14	–	23
Impact of divestitures (3)	–	–	–	–	–	55	55
Legal provision (including related interest expense and legal fees)	–	–	–	–	–	846	846
Management of fair value changes on the purchase of Bank of the West	–	–	–	–	–	(5,667)	(5,667)
Adjusted net income (loss)	3,745	2,387	6,132	1,240	1,750	(83)	9,039

(1)
Operating group revenue, net interest income and provision for income taxes are presented on a taxable equivalent basis (teb). The offset to the groups’ teb adjustments is reflected in Corporate Services. For further information, refer to the How BMO Reports Operating Group Results section.

(2)
Prior to November 1, 2022, we presented adjusted revenue on a basis net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). Beginning the first quarter of fiscal 2023, we no longer report CCPB, given the adoption and retrospective application of IFRS 17. Revenue, net of CCPB, and adjusted results and ratios are on a non-GAAP basis and are discussed in the
Non-GAAP
and Other Financial Measures section.

(3)	Impact of divestitures related to the sale of our EMEA and U.S. Asset Management businesses in fiscal 2022, recorded in Corporate Services.
Refer to footnotes (1) to (8) in the
Non-GAAP
and Other Financial Measures table for further information on other adjusting items reflected in the table above.
Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policy.

BMO Financial Group 207th Annual Report 2024	55

MANAGEMENT’S DISCUSSION AND ANALYSIS

Net Income
Reported net income in fiscal 2023 was $4,437 million, compared with $13,537 million in fiscal 2022, and adjusted net income was $8,735 million, a decrease of $304 million or 3% from fiscal 2022. The decrease in reported results primarily reflected actions to manage the impact of interest rate changes between the announcement and closing of the Bank of the West acquisition on its fair value and goodwill which resulted in a net loss in fiscal 2023, compared with a net gain in fiscal 2022, and the impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, in fiscal 2022, partially offset by higher acquisition and integration costs, an initial provision for credit losses on the purchased Bank of the West loan portfolio, as well as higher amortization of acquisition-related intangible assets related to the Bank of the West acquisition in fiscal 2023, and the impact of certain tax measures enacted by the Canadian government.
Adjusted net income decreased, as the inclusion of Bank of the West and higher underlying revenue were more than offset by higher expenses and a higher provision for credit losses. Reported and adjusted net income increased in U.S. P&C and decreased in BMO Wealth Management, Canadian P&C and BMO Capital Markets. On a reported basis, Corporate Services recorded a net loss in fiscal 2023, compared with net income in fiscal 2022, primarily due to the items noted above. On an adjusted basis, Corporate Services recorded a higher net loss.
Revenue
Reported revenue in fiscal 2023 was $29,259 million, a decrease of $4,451 million or 13% from fiscal 2022, primarily due to the impact of fair value management actions and interest expense related to the legal provision, as noted above. On an adjusted basis, and net of insurance claims, commissions and changes in policy benefit liabilities (CCPB) in fiscal 2022, revenue increased $4,905 million, due to the inclusion of Bank of the West and AIR MILES, as well as higher revenue in Canadian P&C and BMO Capital Markets.
Provision for Credit Losses
The total provision for credit losses (PCL) in fiscal 2023 was $2,178 million on a reported basis and $1,473 million on an adjusted basis, compared with $313 million on both a reported and an adjusted basis in fiscal 2022. PCL on impaired loans was $1,180 million in fiscal 2023, an increase of $678 million from fiscal 2022, with higher provisions across all businesses. PCL on performing loans in fiscal 2023 was $998 million on a reported basis, including the initial provision of $705 million on the purchased Bank of the West performing loan portfolio, and $293 million on an adjusted basis, compared with a reported and an adjusted recovery of credit losses of $189 million in fiscal 2022.
Non-Interest Expense
Reported
non-interest
expense in fiscal 2023 was $21,134 million, an increase of $4,940 million or 31% from fiscal 2022, and adjusted non-interest
expense was $18,713 million, an increase of $3,519 million or 23% from fiscal 2022. Reported non-interest expense in fiscal 2023 included higher acquisition and integration costs and amortization of acquisition-related intangible assets, compared with fiscal 2022, partially offset by the lower legal expense related to the lawsuit associated with M&I Marshall and Ilsley Bank. Reported and adjusted non-interest
expense increased, primarily due to the inclusion of Bank of the West, as well as higher employee-related, technology, advertising and business development costs, and legal provisions in fiscal 2023.
Provision for Income Taxes
The provision for income taxes in fiscal 2023 was $1,510 million, compared with $4,349 million in fiscal 2022. The reported effective tax rate in fiscal 2023 was 25.4%, compared with 24.3% in fiscal 2022, with the increase primarily due to the impact of certain Canadian tax measures during the 2023 fiscal year. The adjusted provision for income taxes in fiscal 2023 was $2,517 million, compared with $2,670 million in fiscal 2022. The adjusted effective tax rate was 22.4% in fiscal 2023, compared with 22.8% in fiscal 2022.

56	BMO Financial Group 207th Annual Report 2024

Financial Condition Review
Summary Balance Sheet
TABLE 24

(Canadian $ in millions) As at October 31	2024	2023
Assets
Cash and cash equivalents and interest bearing deposits with banks	68,738	82,043
Securities	396,880	320,084
Securities borrowed or purchased under resale agreements	110,907	115,662
Net loans	678,016	656,665
Derivative instruments	47,253	39,976
Other assets	107,853	132,576
Total assets	1,409,647	1,347,006
Liabilities and Equity
Deposits	982,440	910,879
Derivative instruments	58,303	50,193
Securities lent or sold under repurchase agreements	110,791	106,108
Other liabilities	165,450	195,475
Subordinated debt	8,377	8,228
Equity	84,250	76,095
Non-controlling interest in subsidiaries	36	28
Total liabilities and equity	1,409,647	1,347,006
Certain comparative figures have been reclassified for changes in accounting policy.
Overview
Total assets of $1,409.6 billion increased $62.6 billion from October 31, 2023. The stronger U.S. dollar increased assets by $2.0 billion, excluding the impact on derivative assets. Total liabilities of $1,325.4 billion increased $54.5 billion from the prior year. The stronger U.S. dollar increased liabilities by $1.8 billion, excluding the impact of derivative liabilities. Total equity of $84.3 billion increased $8.2 billion from October 31, 2023.
Cash and Interest Bearing Deposits with Banks
Cash and interest bearing deposits with banks decreased $13.3 billion, primarily due to lower balances held with central banks.
Securities
TABLE 25

(Canadian $ in millions) As at October 31	2024	2023
Trading	168,926	123,718
Fair value through profit or loss (FVTPL) (1)	19,064	16,733
Fair value through other comprehensive income – Debt and equity (2)	93,702	62,819
Debt securities at amortized cost (3)	115,188	116,814
Total securities	396,880	320,084

(1)
Included securities mandatorily measured at FVTPL of $6,850 million as at October 31, 2024 ($6,730 million as at October 31, 2023) and securities designated at fair value of $12,214 million as at October 31, 2024 ($10,003 million as at October 31, 2023).

(2)	Included allowances for credit losses on debt securities recorded at fair value through other comprehensive income of $3 million as at October 31, 2024 ($3 million as at October 31, 2023).
(3)	Net of allowances for credit losses of $4 million as at October 31, 2024 ($3 million as at October 31, 2023).
Certain comparative figures have been reclassified for changes in accounting policy.
Securities increased $76.8 billion, primarily due to higher levels of client activity in BMO Capital Markets, higher balances in U.S. P&C driven by the sale of a portfolio of recreational vehicle loans and the related purchase of senior securities for purposes of balance sheet optimization, and higher balances in Corporate Services.
Securities Borrowed or Purchased Under Resale Agreements
Securities borrowed or purchased under resale agreements decreased $4.8 billion, due to lower levels of client activity in BMO Capital Markets.
Net Loans
TABLE 26

(Canadian $ in millions) As at October 31	2024	2023
Residential mortgages	191,080	177,250
Consumer instalment and other personal	92,687	104,042
Credit cards	13,612	12,294
Businesses and governments	384,993	366,886
Gross loans	682,372	660,472
Allowance for credit losses	(4,356)	(3,807)
Total net loans	678,016	656,665
Certain comparative figures have been reclassified for changes in accounting policy.

BMO Financial Group 207th Annual Report 2024	57

MANAGEMENT’S DISCUSSION AND ANALYSIS

Net loans increased $21.4 billion from October 31, 2023. Business and government loans increased $18.1 billion, reflecting the transition of bankers’ acceptances exposures to loans as a result of the cessation of the Canadian Dollar Offered Rate (CDOR) and Commercial Banking loan growth in Canadian P&C. Consumer instalment and other personal loans decreased $11.4 billion, driven by lower balances in U.S. P&C, primarily due to the sale of the loan portfolio noted above, and lower balances in Corporate Services reflecting the exit and wind-down of our Canadian and U.S. indirect retail auto financing business. Residential mortgages increased $13.8 billion, driven by growth in our P&C businesses. Credit card balances increased $1.3 billion.
Table 67 in the Supplemental Information provides a comparative summary of loans by geographic location and product. Table 68 in the Supplemental Information provides a comparative summary of net loans in Canada by province and industry. Loan quality is discussed in the Credit and Counterparty – Credit Quality Information section, and further details on loans are provided in Notes 4, 6 and 25 of the audited annual consolidated financial statements.
Derivative Financial Assets
Derivative financial assets increased $7.3 billion, primarily reflecting an increase in the value of client-driven trading derivatives in BMO Capital Markets, with increases in the fair value of equity and foreign exchange contracts, partially offset by a decrease in the fair value of interest rate contracts. Further details on derivative financial assets are provided in Note 8 of the audited annual consolidated financial statements.
Other Assets
Other assets primarily include goodwill and intangible assets, customers’ liability under acceptances, cash collateral, insurance-related assets, premises and equipment, precious metals, current and deferred tax assets, accounts receivable, prepaid expenses and investments in associates and joint ventures. Other assets decreased $24.7 billion, primarily in BMO Capital Markets, due to changes in the balance of unsettled securities transactions, and lower acceptances reflecting the transition of bankers’ acceptances exposures to loans, as noted above. Further details on other assets are provided in Notes 9, 11, 12 and 23 of the audited annual consolidated financial statements.
Deposits
TABLE 27

(Canadian $ in millions) As at October 31	2024	2023
Banks	33,266	29,587
Businesses and governments	618,761	575,957
Individuals	330,413	305,335
Total deposits	982,440	910,879
Certain comparative figures have been reclassified for changes in accounting policy.
Deposits increased $71.6 billion. Business and government deposits increased $42.8 billion, reflecting growth in customer deposits across all operating groups and higher balances to fund Global Markets client activity, partially offset by lower wholesale funding in Corporate Services. Deposits by individuals increased $25.1 billion, primarily due to growth in customer deposits in our P&C businesses. Deposits by banks increased $3.7 billion, reflecting higher wholesale funding for Global Markets client activity. Further details on the composition of deposits are provided in Note 13 of the audited annual consolidated financial statements and in the Liquidity and Funding Risk section.
Derivative Financial Liabilities
Derivative financial liabilities increased $8.1 billion, primarily due to an increase in the fair value of client-driven trading derivatives in BMO Capital Markets, with increases in the fair value of equity contracts, partially offset by a decrease in the fair value of interest rate contracts. Further details on derivative financial assets are provided in Note 8 of the audited annual consolidated financial statements.
Securities Lent or Sold Under Repurchase Agreements
Securities lent or sold under repurchase agreements increased $4.7 billion, primarily due to higher levels of client activity in BMO Capital Markets.
Other Liabilities
Other liabilities primarily include securities sold but not yet purchased, securitization and structured entities liabilities, acceptances, insurance-related liabilities and accounts payable. Other liabilities decreased $30.0 billion, driven by changes in the balance of unsettled securities transactions in BMO Capital Markets, lower Federal Home Loan Bank borrowings, a decrease in securities sold but not yet purchased due to client activity in BMO Capital Markets, and lower acceptances reflecting the transition of bankers’ acceptances exposures to loans, as noted above, partially offset by higher securitization liabilities in BMO Capital Markets and higher insurance-related liabilities.
Further details on the composition of other liabilities are provided in Note 14 of the audited annual consolidated financial statements.
Subordinated Debt
Subordinated debt was relatively unchanged from the prior year, reflecting a new issuance, net of a redemption. Further details on the composition of subordinated debt are provided in Note 16 of the audited annual consolidated financial statements.

58	BMO Financial Group 207th Annual Report 2024

Equity
TABLE 28

(Canadian $ in millions) As at October 31	2024	2023
Share capital
Preferred shares and other equity instruments	8,087	6,958
Common shares	23,921	22,941
Contributed surplus	354	328
Retained earnings	46,469	44,006
Accumulated other comprehensive income	5,419	1,862
Total equity	84,250	76,095
Certain comparative figures have been reclassified for changes in accounting policy.
Total equity increased $8.2 billion from October 31, 2023. Common shares increased $1.0 billion as a result of shares issued under the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP). Accumulated other comprehensive income increased $3.6 billion, primarily due to a decline in accumulated other comprehensive loss on cash flow hedges, partially offset by losses on remeasurement of own credit risk on financial liabilities designated at fair value. Retained earnings increased $2.5 billion as a result of net income earned in the year, partially offset by dividends and distributions on other equity instruments. Preferred shares and other equity instruments increased $1.1 billion, due to the issuance of Limited Recourse Capital Notes, Series 4 and 5 in the year, net of redemptions of Preferred Shares, Series 27, 46 and 29.
The Consolidated Statement of Changes in Equity in the audited annual consolidated financial statements provides a summary of items that increase or reduce total equity, while Note 17 of the audited annual consolidated financial statements provides details on the components of, and changes in, share capital. Details on our enterprise-wide capital management practices and strategies can be found below.

Enterprise-Wide Capital Management
Capital Management
Objective
BMO is committed to a disciplined approach to capital management that balances the interests and requirements of our shareholders, regulators, depositors, fixed income investors and rating agencies. We recognize the global trend of rising regulatory capital requirements, and manage our capital position accordingly. Our objective is to maintain a strong and optimized capital position in a cost-effective structure that:
•	Is appropriate given BMO’s target regulatory capital ratios and internal assessment of economic capital requirements
•	Underpins BMO’s operating groups’ business strategies and considers the market environment
•	Supports depositor, investor and regulator confidence, and dividends, while building long-term shareholder value
•	Is consistent with BMO’s target credit ratings.
Framework

The principles and key elements of our capital management framework are outlined in our Capital Management Corporate Policy and in the annual capital plan, which includes the results of the comprehensive Internal Capital Adequacy Assessment Process (ICAAP).
ICAAP is an integrated process that involves the application of stress testing and other tools to assess capital adequacy on both a regulatory and an economic basis. The results of this process inform and support the establishment of capital targets and the implementation of capital strategies that take into consideration the strategic direction and risk appetite of the enterprise. The annual capital plan is developed considering the results of ICAAP and in conjunction with the annual business plan, promoting alignment between business and risk strategies, regulatory and economic capital requirements and the availability of capital. Enterprise-wide stress testing and scenario analysis are conducted in order to assess the impact of various stress conditions on our risk profile and capital requirements.
Our capital management framework seeks to ensure that the bank is adequately capitalized given the risks we assume in the normal course of business, as well as under stress, and supports the determination of limits, targets and performance measures that are applied in managing balance sheet positions, risk levels and capital requirements at the consolidated entity, legal entity and operating group levels. We seek to optimize our capital through efficient use of our balance sheet and the related risks we undertake, and may employ levers such as risk transfer transactions and the sale of assets. We evaluate assessments of actual and forecasted capital adequacy against our capital targets throughout the year, including consideration of changes in our business activities and risk profile, the operating environment, our competitors, and current and future regulatory expectations.
We allocate capital to operating groups in order to evaluate business performance, and we consider capital implications in our strategic, tactical and transactional decision-making. By allocating capital to operating groups, setting and monitoring capital limits and metrics, and measuring the groups’ performance against these limits and metrics, we seek to optimize risk-adjusted returns to our shareholders, while maintaining a well-capitalized
position.

BMO Financial Group 207th Annual Report 2024	59

MANAGEMENT’S DISCUSSION AND ANALYSIS

This approach is intended to protect interested parties from the risks inherent in our various businesses, while still providing the flexibility to deploy resources in support of strategic growth activities and to maintain dividends.
Refer to the Enterprise-Wide Risk Management section for further discussion of the risks underlying our business.
Governance
The Board of Directors, either directly or through its Risk Review Committee, provides ultimate oversight and approval of capital management, including the bank’s Capital Management Corporate Policy, capital plan and capital adequacy assessments. The Board of Directors regularly reviews the bank’s capital position and key capital management activities. In addition, the capital adequacy assessment results determined by ICAAP are approved by the Board of Directors on the recommendation of the Risk Review Committee. The Enterprise Capital Management Committee provides senior management oversight, including the review of significant capital management policies, issues and activities, and the capital required to support the execution of our enterprise-wide strategy. Finance and Risk Management are responsible for the design and implementation of our corporate policies and frameworks related to capital and risk management, as well as ICAAP. The Corporate Audit Division, as the third line of defence, verifies adherence to controls and identifies opportunities to strengthen our processes. Refer to the
Enterprise-Wide
Risk Management Framework section for further discussion.
Regulatory Capital Requirements
Regulatory capital requirements for BMO are determined in accordance with guidelines issued by OSFI, which are based on the Basel III framework developed by the Basel Committee on Banking Supervision (BCBS). The current minimum risk-based capital ratios set out in OSFI’s Capital Adequacy Requirements (CAR) Guideline are a Common Equity Tier 1 (CET1) Ratio of 4.5%, a Tier 1 Capital Ratio of 6.0% and a Total Capital Ratio of 8.0%. In addition to these minimum capital requirements, OSFI also requires domestic systemically important banks
(D-SIBs),
including BMO, to hold Pillar 1 and Pillar 2 buffers, which are meant to be used as a normal first response in periods of stress. Pillar 1 buffers include a capital conservation buffer of 2.5%, a
D-SIB
Common Equity Tier 1 surcharge of 1.0% and a countercyclical buffer, which can range from 0% to 2.5%, depending on a bank’s exposure to jurisdictions that have activated the buffer. If a bank’s capital ratios fall below the range of the combined minimum and Pillar 1 buffers, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) could ensue, with the degree of such restrictions varying according to the position of the bank’s ratios. Pillar 2 buffers address risks associated with systemic vulnerabilities and include the domestic stability buffer (DSB), which can range from 0% to 4.0% of risk-weighted assets (RWA) and was 3.5% as at October 31, 2024. The buffer level is set twice a year by OSFI, in June and December, but OSFI can make a change at any time when needed. Under OSFI guidelines, breaches of the DSB do not automatically result in constraints on capital distributions. In the event of a breach, OSFI would require a remediation plan and would expect the plan to be executed in a timely manner. Banks may be required to hold additional regulatory buffers that are applicable to the capital ratios, the Leverage and the Total Loss Absorbing Capital (TLAC) Ratios.
TLAC comprises the aggregate of Total Capital and Other TLAC instruments that allow conversion, in whole or in part, into common shares under the
Canada Deposit Insurance Corporation Act
and meet the eligibility criteria under the TLAC Guideline. Other TLAC comprises senior unsecured debt, subject to Canada’s Bank Recapitalization
(Bail-In)
Regime, with an original term to maturity of greater than 400 days and a remaining term to maturity of greater than 365 days. The minimum TLAC requirements set by OSFI as at October 31, 2024 are a TLAC Ratio of 21.5% of RWA and a TLAC Leverage Ratio of 6.75%.
The current minimum Leverage Ratio set out in OSFI’s Leverage Requirements (LR) Guideline is 3.0%. Effective February 1, 2023,
D-SIBs
were required to meet an additional 0.5% buffer requirement for the Leverage and TLAC Leverage Ratios.
OSFI’s requirements as at October 31, 2024 are summarized in the following table.
TABLE 29

(% of risk-weighted assets or leverage exposures)	Minimum capital, leverage and TLAC requirements	Total Pillar 1 Capital buffers (1)	Tier 1 Capital buffer (2)	Domestic stability buffer (3)	Minimum capital, leverage and TLAC requirements including capital buffers	BMO capital, leverage and TLAC ratios as at October 31, 2024
Common Equity Tier 1 Ratio	4.5%	3.5%	na	3.5%	11.5%	13.6%
Tier 1 Capital Ratio	6.0%	3.5%	na	3.5%	13.0%	15.4%
Total Capital Ratio	8.0%	3.5%	na	3.5%	15.0%	17.6%
TLAC Ratio	21.5%	na	na	3.5%	25.0%	29.3%
Leverage Ratio	3.0%	na	0.5%	na	3.5%	4.4%
TLAC Leverage Ratio	6.75%	na	0.5%	na	7.25%	8.3%

(1)
Pillar 1 Capital buffers, which will be met with CET1 Capital, include a capital conservation buffer of 2.5%, a Common Equity Tier 1 surcharge for
D-SIBs
of 1.0% and a countercyclical buffer, as prescribed by OSFI (immaterial for the fourth quarter of fiscal 2024).

(2)	D-SIBs are required to meet a 0.5% Tier 1 Capital buffer requirement for Leverage and TLAC Leverage Ratios.
(3)	The DSB buffer was confirmed at 3.5% in June 2024.
na – not applicable

60	BMO Financial Group 207th Annual Report 2024

Regulatory Capital and Total Loss Absorbing Capacity Ratios

Common Equity Tier 1 (CET1)
Capital
comprises common shareholders’ equity, including applicable contractual service margin, net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions or a shortfall in allowances or other specified items.
Tier 1 Capital
comprises CET1 Capital and
Additional Tier 1 (AT1) Capital
. AT1 Capital consists of preferred shares and other AT1 capital instruments, including limited recourse capital notes.
Tier 2 Capital
comprises subordinated debentures and may include certain credit loss provisions, less regulatory deductions.
Total Capital
includes Tier 1 and Tier 2 Capital.
Total Loss Absorbing Capacity (TLAC)
comprises Total Capital and senior unsecured debt subject to the Canadian Bail-In Regime, less regulatory deductions.
Capital
Ratios
are calculated as the respective capital divided by risk-weighted assets.
Leverage Ratio
is calculated as Tier 1 Capital divided by leverage exposures, which consist of on-balance
sheet items and specified
off-balance
sheet items, net of specified adjustments.
TLAC Leverage Ratio
is calculated as TLAC divided by leverage exposures.
The above measures and ratios are calculated in accordance with OSFI’s Capital Adequacy Requirements Guideline, Leverage Requirements and TLAC Requirements Guideline.
Regulatory Capital and Total Loss Absorbing Capacity Elements
BMO maintains a capital structure that is diversified across instruments and tiers in order to provide an appropriate mix of loss absorbency. The major components of regulatory capital and total loss absorbing capacity are summarized as follows:

CET1 Capital

- Common Shareholders' Equity
- Contractual service margin
- May include portion of expected credit loss provisions
- Less regulatory deductions for items such as:
  - Goodwill
  - Intangible assets
  - Defined benefit pension assets
  - Certain deferred tax assets
  - Certain other items

Additional Tier 1 (AT1) Capital

- Preferred shares
- Other AT1 capital instruments
- Less regulatory deductions

Tier 2 Capital

- Subordinated debentures
- May include portion of expected credit loss provisions
- Less regulatory deductions

Other Total Loss Absorbing Capacity (TLAC)

- Eligible bail-in senior debt
- Other regulatory adjustments

Tier 1 Capital
Total Capital
TLAC

OSFI’s CAR Guideline includes
non-viability
contingent capital (NVCC) provisions, which require the conversion of Additional Tier 1 and Tier 2 capital instruments into common shares if OSFI announces that a bank is, or is about to become, non-viable,
or if the federal or a provincial government in Canada publicly announces that the bank has accepted, or has agreed to accept, a capital injection or equivalent support to avoid non-viability.
Pursuant to the principles set out in the CAR Guideline, a conversion to common shares would respect the hierarchy of claims in liquidation, ensuring that holders of Additional Tier 1 and Tier 2 instruments are entitled to a more favourable economic outcome than existing common shareholders.
Under the
Bail-In
Regime, eligible senior debt issued on or after September 23, 2018 is subject to statutory conversion requirements. Canada Deposit Insurance Corporation has the power to trigger the conversion of bail-in
debt into common shares. This statutory conversion supplements NVCC securities, which must be converted in full prior to the conversion of bail-in
debt.
Risk-Weighted Assets
Risk-weighted assets (RWA) measure a bank’s exposures, weighted for their relative risk and calculated in accordance with the regulatory capital rules prescribed by OSFI, which include standardized and internal ratings or internal model approaches for credit and market risk, and standardized approaches for operational risk.
We primarily use the Internal Ratings Based (IRB) Approach to determine credit RWA in our portfolio. The IRB Approach includes the Foundation (FIRB) Approach for exposures to financial institutions and large corporate portfolios, and the Advanced (AIRB) Approach for all other exposures. The AIRB Approach applies sophisticated techniques to measure RWA at the exposure level based on sound risk management principles, including estimates of the probability of default (PD), loss given default (LGD) and exposure at default (EAD) risk parameters, as well as term to maturity and

BMO Financial Group 207th Annual Report 2024	61

MANAGEMENT’S DISCUSSION AND ANALYSIS

asset class type, as prescribed by the OSFI rules. These risk parameters are determined using internal models that leverage historical portfolio data supplemented by benchmarking, as appropriate, and are updated periodically. Validation procedures related to these models are in place in order to quantify and differentiate risks appropriately. The FIRB Approach employs the same internal PD estimates as the AIRB Approach, but LGD and EAD parameters are prescribed by OSFI. Credit risk RWA related to certain Canadian and U.S. portfolios are determined under the Standardized Approach using prescribed risk weights based on external ratings, counterparty type or product type. These portfolios reflect current waivers and exemptions to the IRB Approach approved by OSFI. For further discussion of these respective approaches noted above, refer to the Credit and Counterparty Risk – Credit and Counterparty Risk Measurement section.
We use the Standardized Approach for determining market risk and operational risk capital requirements.
In calculating regulatory capital ratios, total RWA must be increased when the capital floor amount calculated under the standardized approaches, multiplied by a capital floor adjustment factor, is higher than a similar calculation using the more risk-sensitive internal modelled approaches, where applicable. Other than during the first quarter of fiscal 2023, the capital floor was not operative for BMO in fiscal 2024 or fiscal 2023.
Regulatory Capital Developments
The revised CAR Guideline, published by OSFI in October 2023, was effective in the first quarter of fiscal 2024 and includes heightened regulatory capital requirements for mortgages with growing balances where payments are insufficient to cover the interest component, as well as other changes that provide further clarification on the application of the guideline.
Effective November 1, 2023, the DSB was raised from 3.0% to 3.5% of total RWA.
The domestic implementation of the Basel III Reforms related to market risk and credit valuation adjustment risk, along with an increase in the capital floor adjustment from 65.0% to 67.5%, became effective the first quarter of fiscal 2024. On July 5, 2024, OSFI announced a one-year
delay in the next increase of the capital floor adjustment factor to allow OSFI time to consider the impact of the implementation of Basel III reforms in other jurisdictions. With the one-year
delay, the adjustment factor will remain at the current 67.5% for fiscal 2025 and will then rise by an additional 2.5% to 70.0% in fiscal 2026 and 72.5% in fiscal 2027.
The Parental Stand-Alone (Solo) TLAC Framework for
D-SIBs,
published by OSFI on September 12, 2023, was effective in the first quarter of fiscal 2024. The purpose of the Solo framework is to ensure a non-viable
D-SIB
has sufficient loss absorbing capacity on a stand-alone legal entity basis to support its resolution, which would, in turn, facilitate an orderly resolution of the
D-SIB
while minimizing adverse impacts on the stability of the financial sector, ensuring the continuity of critical functions and minimizing taxpayers’ exposure to loss. We exceeded the minimum Solo TLAC requirement of 21.5%.
Effective the first quarter of fiscal 2024, the bank adopted IFRS 17,
Insurance Contracts
(IFRS 17). Upon transition to IFRS 17, we voluntarily changed our accounting policy for the measurement of investment properties under IAS 40,
Investment Properties
(IAS 40), recorded in insurance-related assets on our Consolidated Balance Sheet, from cost value to fair value. This change did not have a material impact on regulatory capital ratios. Refer to the Changes in Accounting Policies in 2024 section for further details.
Regulatory Capital and Total Loss Absorbing Capacity Review
BMO is well-capitalized, with capital ratios that exceed OSFI’s published requirements for large Canadian banks, including a DSB of 3.5%. Our CET1 Ratio was 13.6% as at October 31, 2024, compared with 12.5% as at October 31, 2023. Our CET1 Ratio increased from the prior year, primarily as a result of internal capital generation, common shares issued under the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP) and lower source-currency RWA. There was a positive impact to the ratio from the reversal of a fiscal 2022 legal provision associated with a predecessor bank, M&I Marshal and Ilsley Bank, which increased internal capital generation and reduced RWA.
Our Tier 1 Capital and Total Capital Ratios were 15.4% and 17.6%, respectively, as at October 31, 2024, compared with 14.1% and 16.2%, respectively, as at October 31, 2023. The Tier 1 Capital and Total Capital Ratios were higher, due to the same factors impacting the CET1 Ratio, as well as the issuances of Limited Recourse Capital Notes (LRCN) totalling US$1.75 billion, partially offset by preferred share redemptions.
The impact of foreign exchange movements on BMO’s capital ratios was largely offset. BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S.-dollar-denominated RWA and capital deductions may result in variability in the bank’s capital ratios. We manage the impact of foreign exchange movements on RWA and capital deductions in our capital ratios.
Our Leverage Ratio was 4.4% as at October 31, 2024, an increase from 4.2% as at October 31, 2023, driven by higher Tier 1 Capital, partially offset by higher leverage exposures.
As at October 31, 2024, our TLAC Ratio was 29.3% and our TLAC Leverage Ratio was 8.3%, compared with 27.0% and 8.1%, respectively, as at October 31, 2023.
While the ratios discussed above reflect our consolidated capital base, we conduct business through a variety of corporate structures, including subsidiaries. A framework is in place such that capital and funding are managed appropriately at the subsidiary level.
Following the acquisition of Bank of the West in fiscal 2023, our U.S. bank intermediate holding company BMO Financial Corp. (BFC) became a Category III institution under the Enhanced Prudential Standards issued by the Federal Reserve Board (FRB). BFC is required to meet certain heightened regulatory standards related to capital, liquidity and risk management, including complying with FRB single counterparty credit limits. BFC is also subject to the Comprehensive Capital Analysis and Review (CCAR) and
Dodd-Frank Act
Stress Test (DFAST) requirements of the FRB on an annual basis.
On June 26, 2024, the FRB released its 2024 CCAR and DFAST results, and on August 28, 2024 announced individual large bank capital requirements, which were effective October 1, 2024. For BFC, the FRB determined a CET1 Ratio requirement of 10.0%, including the 4.5% minimum CET1 Ratio and a 5.5% stress capital buffer. BFC is well-capitalized, with a CET1 Ratio of 11.8% as at September 30, 2024.

62	BMO Financial Group 207th Annual Report 2024

Regulatory Capital and TLAC
(1)
TABLE 30

(Canadian $ in millions, except as noted) As at October 31	2024	2023
Common Equity Tier 1 Capital: Instruments and Reserves
Directly issued qualifying common share capital plus related stock surplus	24,275	23,269
Retained earnings	46,469	44,920
Accumulated other comprehensive income (and other reserves)	5,419	1,862
Goodwill and other intangibles (net of related tax liability)	(20,349)	(20,899)
Other common equity Tier 1 capital deductions	1,240	3,762
Common Equity Tier 1 Capital (CET1)	57,054	52,914
Additional Tier 1 Capital: Instruments
Directly issued qualifying Additional Tier 1 instruments plus related stock surplus	7,787	6,958
Total regulatory adjustments applied to Additional Tier 1 Capital	(106)	(87)
Additional Tier 1 Capital (AT1)	7,681	6,871
Tier 1 Capital (T1 = CET1 + AT1)	64,735	59,785
Tier 2 Capital: Instruments and Provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus	8,230	8,082
General allowance	954	902
Total regulatory adjustments to Tier 2 Capital	(8)	(51)
Tier 2 Capital (T2)	9,176	8,933
Total Capital (TC = T1 + T2)	73,911	68,718
Non-Regulatory Capital Elements of TLAC
Directly issued qualifying Other TLAC instruments	49,465	45,773
Total regulatory adjustments applied to Other TLAC	(88)	(89)
Other TLAC	49,377	45,684
TLAC (TLAC = TC + Other TLAC)	123,288	114,402
Risk-Weighted Assets and Leverage Ratio Exposures
Risk-Weighted Assets	420,838	424,197
Leverage Ratio Exposures	1,484,962	1,413,036
Capital Ratios (%)
Common Equity Tier 1 Ratio	13.6	12.5
Tier 1 Capital Ratio	15.4	14.1
Total Capital Ratio	17.6	16.2
TLAC Ratio	29.3	27.0
Leverage Ratio	4.4	4.2
TLAC Leverage Ratio	8.3	8.1

(1)
Calculated in accordance with OSFI’s CAR Guideline and LR Guideline, as applicable.
Non-qualifying
Additional Tier 1 and Tier 2 Capital instruments were phased out at a rate of 10% per year from January 1, 2013 to January 1, 2022.

Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policy.
Our CET1 Capital was $57.1 billion as at October 31, 2024, compared with $52.9 billion as at October 31, 2023. CET1 Capital increased driven by internal capital generation, common shares issued under the DRIP, and the reversal of the legal provision.
Tier 1 Capital and Total Capital were $64.7 billion and $73.9 billion, respectively, as at October 31, 2024, compared with $59.8 billion and $68.7 billion, respectively, as at October 31, 2023. The increases in Tier 1 Capital and Total Capital were primarily due to the factors impacting CET1 Capital, as well as the LRCN issuances totalling US$1.75 billion, partially offset by the preferred share redemptions.
Risk-Weighted Assets
RWA were $420.8 billion as at October 31, 2024, a decrease from $424.2 billion as at October 31, 2023. Credit Risk RWA were $350.3 billion as at October 31, 2024, relatively unchanged from $349.9 billion as at October 31, 2023, with increases in asset size and net asset quality changes, offset by methodology updates and the sale of a portfolio of recreational vehicle loans. As noted above, the impact of foreign exchange rate movements is largely offset in the CET1 Ratio. Market Risk RWA were $17.8 billion as at October 31, 2024, an increase from $17.0 billion as at October 31, 2023, primarily attributable to portfolio changes and growth during the current year. Operational Risk RWA were $52.8 billion as at October 31, 2024, a decrease from $57.4 billion as at October 31, 2023, primarily due to the reversal of the legal provision. The capital floor was not operative at October 31, 2024 and October 31, 2023.

BMO Financial Group 207th Annual Report 2024	63

MANAGEMENT’S DISCUSSION AND ANALYSIS

TABLE 31

	2024						2023
			RWA (1)
(Canadian $ in millions) As at October 31	Total exposure (1) (2)	Average risk weight		IRB
			Standardized	FIRB	AIRB	Total	Total RWA
Credit Risk
Wholesale
Corporate, including specialized lending	405,215	45.1%	31,325	69,424	82,171	182,920	180,523
Corporate small and medium-sized enterprises	32,050	62.3%	3,499	4	16,478	19,981	20,869
Sovereign	278,919	1.7%	170	–	4,700	4,870	4,081
Bank	25,137	16.6%	32	4,148	–	4,180	4,837
Retail
Residential mortgages, excluding home equity line of credit	190,200	11.3%	4,257	–	17,260	21,517	18,867
Home equity line of credit	75,049	10.7%	953	–	7,065	8,018	7,877
Qualifying revolving retail	56,887	24.5%	540	–	13,386	13,926	10,738
Other retail, excluding small and medium-sized enterprises	31,046	55.7%	10,467	–	6,821	17,288	26,657
Retail small and medium-sized enterprises	19,239	66.0%	3,445	–	9,252	12,697	12,140
Equity	11,819	136.7%	16,154	–	–	16,154	14,574
Trading book	53,033	23.0%	4,829	6,328	1,043	12,200	12,421
Securitization	91,327	14.7%	2,462	–	10,963	13,425	12,627
Other credit risk assets – non-counterparty managed assets	20,210	114.2%	23,085	–	–	23,085	23,641
Total Credit Risk	1,290,131	–	101,218	79,904	169,139	350,261	349,852
Market Risk	–	–	17,797	–	–	17,797	16,981
Operational Risk	–	–	52,780	–	–	52,780	57,364
Risk-Weighted Assets before floor	1,290,131	–	171,795	79,904	169,139	420,838	424,197
Floor adjustment (3)	–	–	–	–	–	–	–
Total Risk-Weighted Assets	1,290,131	–	171,795	79,904	169,139	420,838	424,197

(1)	Exposure and RWA are grouped by the obligor’s asset class.
(2)	Exposure represents exposure at default (EAD) after the application of credit risk mitigation and the credit conversion factor for undrawn exposures.
(3)
The bank is subject to capital floor requirements as prescribed in OSFI’s CAR Guideline. Total RWA is increased by a floor adjustment amount, which is calculated based on the standardized methodology. The capital floor was not operative at October 31, 2024 and October 31, 2023.

na – not applicable
Economic Capital
Economic capital is an expression of the enterprise’s capital demand requirement relative to its view of the economic risks in its underlying business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur should severely adverse situations arise. Economic loss is the loss in economic or market value incurred over a specified time horizon at a defined confidence level, relative to the expected loss over the same time horizon. Economic capital is calculated for various types of risk, including credit, market (trading and non-trading),
operational, business and insurance, based on a
one-year
time horizon using a defined confidence level.
Economic Capital and RWA by Operating Group and Risk Type
(As at October 31, 2024)

64	BMO Financial Group 207th Annual Report 2024

Capital Management Activities
On December 5, 2024, we announced our intention to establish a normal course issuer bid (NCIB) for up to 20 million common shares, subject to the approval of OSFI and the Toronto Stock Exchange. The NCIB is a regular part of our capital management strategy. Once approvals are obtained, the NCIB will permit us to purchase common shares for the purpose of cancellation. The timing and amount of purchases under the NCIB are subject to regulatory approvals and to management discretion, based on factors such as market conditions and capital levels.
During fiscal 2024, we issued approximately 8.6 million common shares through the DRIP and the exercise of stock options.
During fiscal 2024, we completed the issuances and redemptions of Tier 1 and Tier 2 Capital instruments, outlined in the table below.
On November 25, 2024, we redeemed of all our outstanding 12 million Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 31 (NVCC) for an aggregate total of $300 million.
Capital Instrument Issuances and Redemptions
TABLE 32

As at October 31, 2024	Issuance or redemption date	Number of shares (in millions)	Balance (Canadian $ in millions, except as noted)
Common shares issued		8.6	$ 980

Tier 1 Capital
Issuance of 7.700% Limited Recourse Capital Notes, Series 4	March 8, 2024		US$ 1,000
Redemption of Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 27	May 25, 2024	20.0	$ 500
Redemption of Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 46	May 25, 2024	14.0	$ 350
Issuance of 7.300% Limited Recourse Capital Notes, Series 5	July 17, 2024		US$ 750
Redemption of Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 29	August 25, 2024	16.0	$ 400

Tier 2 Capital
Issuance of Medium-Term Notes, Series M, Second Tranche	July 3, 2024		$ 1,000
Redemption of Medium-Term Notes, Series J, First Tranche	September 17, 2024		$ 1,000
Outstanding Shares and NVCC Instruments
TABLE 33

	Number of shares or dollar amount (in millions)		Dividends declared per share
As at October 31			2024	2023	2022
Common shares		730	$6.12	$5.80	$5.44

Class B Preferred shares
Series 27* (1)		–	$0.48	$0.96	$0.96
Series 29* (2)		–	$0.68	$0.91	$0.91
Series 31* (3)		$300	$0.96	$0.96	$0.96
Series 33*		$200	$0.76	$0.76	$0.76
Series 44*		$400	$1.70	$1.21	$1.21
Series 46* (4)		–	$0.64	$1.28	$1.28
Series 50*		$500	$73.73	$73.73	$24.64
Series 52*		$650	$70.57	$57.52	–

Additional Tier 1 Capital Notes*
4.800% Additional Tier 1 Capital Notes (5)	US$	500	na	na	na
4.300% Limited Recourse Capital Notes, Series 1 (6)		$1,250	na	na	na
5.625% Limited Recourse Capital Notes, Series 2 (6)		$750	na	na	na
7.325% Limited Recourse Capital Notes, Series 3 (6)		$1,000	na	na	na
7.700% Limited Recourse Capital Notes, Series 4 (6)	US$	1,000	na	na	na
7.300% Limited Recourse Capital Notes, Series 5 (6)	US$	750	na	na	na

Medium-Term Notes* (7)
3.803% Subordinated Notes	US$	1,250	na	na	na
Series J – Second Tranche		$1,250	na	na	na
Series K – First Tranche		$1,000	na	na	na
3.088% Subordinated Notes	US$	1,250	na	na	na
Series L – First Tranche		$750	na	na	na
Series M – First Tranche		$1,150	na	na	na
Series M – Second Tranche		$1,000	na	na	na

Stock options
Vested		2.9
Non-vested		3.7

*	Convertible into common shares.

(1)	Redeemed on May 25, 2024.
(2)	Redeemed on August 25, 2024.
(3)	Redeemed on November 25, 2024.
(4)	Redeemed on May 25, 2024.
(5)	The notes had an initial interest rate of 4.800% and reset on August 25, 2024 to 6.709%.
(6)
Convertible into common shares by virtue of recourse to the Preferred Shares Series 48, Preferred Shares Series 49, Preferred Shares Series 51, Preferred Shares Series 53 and Preferred Shares Series 54, respectively. Refer to Note 17 of the audited annual consolidated financial statements for conversion details.

(7)	Note 16 of the audited annual consolidated financial statements includes details on the NVCC Medium-Term Notes.
na – not applicable
Note 17 of the audited annual consolidated financial statements includes details on share capital and other equity instruments.

BMO Financial Group 207th Annual Report 2024	65

MANAGEMENT’S DISCUSSION AND ANALYSIS

If an NVCC trigger event were to occur, NVCC instruments would be converted into BMO common shares pursuant to automatic conversion formulas, with the conversion price based on the greater of: (i) a floor price of $5.00; and (ii) the current market price of BMO common shares at the time of the trigger event (calculated using a 10-day
weighted average). Based on a floor price of $5.00, these NVCC instruments would be converted into approximately 4.2 billion BMO common shares, assuming no accrued interest and no declared and unpaid dividends.
Further details on subordinated debt and share capital are provided in Notes 16 and 17 of the audited annual consolidated financial statements.
Dividends
Dividends per common share declared in fiscal 2024 totalled $6.12, an increase of 6% from the prior year. Annual dividends declared represented 64% of reported net income and 63% of adjusted net income available to common shareholders on a last twelve-month basis.
Our target dividend payout range (common share dividends as a percentage of net income available to shareholders, less preferred share dividends and distributions on other equity instruments, based on earnings over the last twelve months) is 40% to 50%, providing shareholders with a competitive dividend yield. Our target dividend payout range seeks to provide shareholders with stable income, while retaining sufficient earnings to support anticipated business growth, fund strategic investments and support capital adequacy.
At
year-end,
our common shares provided an annualized dividend yield of 5% based on the year-end
closing share price. On December 5, 2024, we announced that the Board of Directors had declared a quarterly dividend on common shares of $1.59 per share, an increase of $0.04 per share from the prior quarter and 5% from the prior year. The dividend is payable on February 26, 2025 to shareholders of record on January 30, 2025.
Shareholder Dividend Reinvestment and Share Purchase Plan
Common shareholders may elect to have their cash dividends reinvested in common shares of BMO, in accordance with the DRIP.
In the first and second quarters of fiscal 2024, common shares to supply the DRIP were issued from treasury at a 2% discount, calculated in accordance with the terms of the DRIP. In the third quarter of fiscal 2024, and until further notice, common shares to supply the DRIP will be purchased on the open market without a discount. During fiscal 2023, common shares to supply the DRIP were issued from treasury at a 2% discount, calculated in accordance with the terms of the DRIP.
Eligible Dividends Designation
For the purposes of the
Income Tax Act (Canada)
or any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.
Caution
This Enterprise-Wide Capital Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Off-Balance
Sheet Arrangements
We enter into a number of
off-balance
sheet arrangements in the normal course of operations, and these include structured entities (SEs), credit instruments and guarantees.
Structured Entities and Securitization
We carry out certain business activities through arrangements involving SEs, using them to obtain sources of liquidity and manage capital by securitizing certain of our financial assets, to secure customer transactions, or to pass our credit risk exposure to holders of the vehicles’ securities. For example, we enter into transactions with SEs in which we transfer assets, including mortgage loans, mortgage-backed securities, credit card loans, real estate lines of credit, auto loans and equipment loans, in order to obtain alternate sources of funding or as part of our trading activities. Note 6 of the audited annual consolidated financial statements describes the loan securitization activities carried out through third-party programs such as the Canada Mortgage Bond Program and the National Housing Act Mortgage-Backed Securities Program. Note 7 of the audited annual consolidated financial statements provides further details of our interests in both consolidated and unconsolidated SEs. Under IFRS, we consolidate a SE if we control the entity. We consolidate our own securitization vehicles, certain capital and funding vehicles, and other structured entities created to meet our customers’ needs, as well as our own. We do not consolidate our customer securitization vehicles, certain capital vehicles, various
BMO-managed
funds or various other SEs where investments are held. Further details on our customer securitization vehicles are provided below.
BMO-Sponsored
Securitization Vehicles
We sponsor various vehicles that fund assets originated either by us (which are then securitized through a bank securitization vehicle) or by our customers (which are then securitized through three Canadian customer securitization vehicles and one U.S. customer securitization vehicle). We earn fees for providing services related to these customer securitization vehicles, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles. These fees totalled approximately $160 million in fiscal 2024 ($149 million in fiscal 2023).
Customer Securitization Vehicles
Our customer securitization vehicles provide customers with access to financing either from us or from the asset-backed commercial paper (ABCP) markets. Customers sell either their assets or an interest in their assets into these vehicles, which then issue ABCP either to investors or to us, in order to fund the purchases. The sellers remain responsible for servicing the transferred assets and are first to absorb any losses realized on those assets. We are not responsible for servicing or absorbing the first loss and none of the sellers are affiliated with BMO.
Our exposure to potential losses arises from the purchase of ABCP issued by the vehicles, any related derivative contracts entered into with the vehicles, and the liquidity support provided to the market-funded vehicles. We use the credit adjudication process in deciding whether to enter into these arrangements, just as we do when extending credit in the form of a loan.

66	BMO Financial Group 207th Annual Report 2024

Three of these customer securitization vehicles are market-funded, while the fourth is funded directly by the bank. We do not control these entities and therefore they are not consolidated. Further information on the consolidation of customer securitization vehicles is provided in Note 7 of the audited annual consolidated financial statements.
The market-funded vehicles had a total of $11.2 billion of ABCP outstanding as at October 31, 2024 ($12.2 billion as at October 31, 2023). The ABCP issued by the Canadian market-funded vehicles is rated
R-1
(high) by DBRS and P1 by Moody’s, and the ABCP issued by the U.S. market-funded vehicle is rated A1 by S&P and P1 by Moody’s. Our holdings of ABCP, as distributing agent of ABCP issued by the market-funded vehicles, totalled $170 million as at October 31, 2024 ($518 million as at October 31, 2023).
We provide liquidity facilities to the market-funded vehicles, which may require that we provide additional financing to the vehicles should certain events occur. The total committed and undrawn amount under these liquidity facilities and the undrawn amount of the BMO funded vehicles as at October 31, 2024 totalled $19.3 billion ($19.8 billion as at October 31, 2023). This amount comprises part of the commitments outlined in Note 25 of the audited annual consolidated financial statements.
The assets of each of these market-funded vehicles consist primarily of exposures to diversified pools of automobile-related receivables and conventional residential mortgages in Canada, and automobile-related receivables and equipment loans in the United States. These two asset classes represent 67% (63% in fiscal 2023) in Canada, and 86% (unchanged from 2023) in the United States, of the aggregate assets of their respective vehicles as at October 31, 2024, and as at October 31, 2023, respectively.
Guarantees and Other Credit Instruments
To meet the financial needs of our clients, we use a variety of guarantees and commitments. Guarantees include contracts under which we may be required to make payments to a counterparty based on changes in the value of an asset, liability or equity security that the counterparty holds. Contracts under which we may be required to make payments if a third party does not perform according to the terms of a contract, and contracts under which we provide indirect guarantees of indebtedness, are also considered guarantees. In the normal course of business, the types of guarantee products we offer include letters of credit, derivatives contracts or instruments (including, but not limited to, credit default swaps), as well as indemnification agreements. The maximum amount payable by BMO in relation to these guarantees was $47 billion as at October 31, 2024 ($40 billion as at October 31, 2023).
Other credit commitments are
off-balance
sheet arrangements that represent our commitment to customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to certain conditions. These include backstop liquidity facilities, documentary and commercial letters of credit, and commitments to extend credit. The maximum amount payable by BMO in relation to these other credit commitments was $261 billion as at October 31, 2024 ($249 billion as at October 31, 2023).
There is a large number of credit instruments outstanding at any time. The amount above is not representative of our likely credit exposure or the liquidity requirements for these instruments, as it does not take into account customer behaviour, which suggests that only a portion of our customers would utilize the facilities related to these instruments, nor does it take into account any amounts that could be recovered under recourse and collateral provisions. Our customers are broadly diversified, and we do not anticipate events or conditions that would cause a significant number of customers to fail to perform in accordance with the terms of their contracts. We use the credit adjudication process in deciding whether to enter into these arrangements, just as we do when extending credit in the form of a loan. We monitor off-balance
sheet credit instruments in order to avoid undue concentrations in any geographic region or industry.
For the credit commitments outlined in the preceding paragraphs, in the absence of an event that triggers a default, early termination by BMO may result in a breach of contract.
Further information on these instruments can be found in Note 25 of the audited annual consolidated financial statements.
Caution
This
Off-Balance
Sheet Arrangements section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group 207th Annual Report 2024	67

MANAGEMENT’S DISCUSSION AND ANALYSIS

Enterprise-Wide Risk Management
As a diversified financial services company providing banking, wealth management, capital markets and insurance services, BMO is exposed to a variety of risks that are inherent in each of these business activities. A disciplined and integrated approach to managing risk is fundamental to the success of our operations. Our risk management framework provides independent risk oversight across the enterprise and is integral to building competitive advantage.

Enterprise-Wide Risk Management
outlines BMO’s approach to managing the key financial risks and other related risks that are inherent in these business activities, as discussed in the following sections:

68	Risks That May Affect Future Results
72	Enterprise-Wide Risk Management Framework
77	Credit and Counterparty Risk
85	Market Risk
90	Insurance Risk
91	Liquidity and Funding Risk

100	Operational Non-Financial Risk
104	Legal and Regulatory Risk
10 7	Strategic Risk
107	Environmental and Social Risk
109	Reputation Risk

Text and tables presented in a blue-tinted font in the Enterprise-Wide Risk Management section of the MD&A form an integral part of the 202
4
audited annual consolidated financial statements. They present required disclosures as set out by the International Accounting Standards Board in IFRS 7,
Financial Instruments – Disclosures,
which permits cross-referencing between the notes to the consolidated financial statements and the MD&A. Refer to Notes 1 and 5 of the audited annual consolidated financial statements.

Risks That May Affect Future Results
Top and Emerging Risks That May Affect Future Results
BMO’s overall risk profile can be impacted by evolving internal and external events. These events have the potential to affect our business and our operational and financial results. Our risk management life cycle is a continuous process designed to identify, assess, manage, monitor and report on risks arising from these events. These event-related risks are raised for discussion with the Board of Directors, senior management and business leaders at several forums, incorporating both bottom-up
and
top-down
approaches. Risks are examined and assessed by scenario analysis. Our exposure to certain events is addressed through action plans developed based on these risk assessments.
The following risks are considered to have the potential to materially impact BMO’s financial results, operational efficiency, strategic direction or reputation.
General Economic Conditions
The prevailing economic conditions in Canada, the United States and other jurisdictions in which we conduct business affect our financial results and business operations. These conditions include the level of economic growth, interest rates and central bank actions, inflation, labour markets and unemployment rates, and the activity level and volatility of financial markets. The Canadian economy lost momentum in fiscal 2024, in response to higher interest rates, but has shown continued resilience as a result of high levels of household savings, expansionary fiscal policies, and robust population growth driven by immigration. Changes to Canada’s immigration policies are expected to slow population growth. Although the labour market has weakened in both countries, employment growth remains positive. Inflation has moderated, although some price pressures in the services sector persist. The inflation rate has continued to moderate after reaching a four-decade high in fiscal 2022 in response to weaker labour markets, lower commodity prices and improved global supply chains. Policy rates are easing in Canada and the United States; however, longer-term borrowing costs, though falling, remain elevated. With the upcoming renegotiation of the Canada-United States-Mexico Trade Agreement in 2026, there is a risk that the free trade agreement may end, which could result in disruptive and costly tariffs on trade flows among the three nations. These factors represent risks for market stability and economic growth. Changes in economic conditions can affect consumer spending, housing prices, business investment and capital markets activity, and in turn, affect our business, including the demand for our lending and deposit products, net interest income, fee revenue, operating expenses, credit losses and asset values. In fiscal 2024, the above factors had, and may continue to have, an impact on consumers and the operations of our clients, as well as a negative effect on our earnings, including lower loan and deposit demand, and higher provisions for credit losses.
Management regularly monitors the economic environment in which we operate, in order to identify significant changes in key economic indicators, so that we can assess BMO’s portfolio and business strategies, and develop contingency plans to address any adverse developments.

68	BMO Financial Group 207th Annual Report 2024

Cyber and Information Security Risk
Cyber and information security risk arises from the ever-increasing reliance of our business operations on internet and cloud technologies, and dependence on advanced digital technologies to process data, combined with a hybrid work environment. In addition, rising geopolitical tensions are contributing to increasing global exposures to cyber security risks. These risks could impact the confidentiality, integrity or availability of BMO’s data and information across our businesses and customer base. We are the target of attempted cyber attacks and must continuously monitor and develop our systems to protect the integrity and functionality of our technology infrastructure, as well as access to and the security of our data. Any resulting data breaches may lead to exposure or loss of data, including customer or employee information and the bank’s strategic or other sensitive internal information, and could result in identity theft, fraud or business losses. Cyber attacks could result in system failures and disruption of services, and expose the bank to litigation and regulatory risk, as well as reputational harm. Threat campaigns are becoming more sophisticated and well-organized, and often take place through third-party suppliers, which can negatively impact our business, brand and reputation, as well as customer retention and acquisition.
For further discussion of BMO’s cyber and information security program, refer to the Operational
Non-Financial
Risk section.
Technology Resilience and Innovation Risk
Technology resilience risk arises from a failure to maintain acceptable service levels during, as well as after, severe disruptions to critical processes and the supporting information technology systems. Technology resilience risk exposure is increasing and driving new and more extensive regulatory obligations and customer expectations related to operational resilience. This exposure challenges banks to extend their programs beyond disaster recovery and business continuity activities, to include responses to internal and external threats of disruption. Technology resilience is critical to providing our customers with a consistent online experience across our digital channels. Given the increasing reliance of our customers on technology platforms to manage and support their personal, business and investment banking activities, it is important that we maintain platforms that function at high levels of operational reliability and resilience, in order to protect and ensure the availability, integrity and recoverability of critical data, particularly with respect to business-critical systems.
Technologies continue to evolve rapidly and are creating competitive pressures across the industry. Innovation risk is the inability to deliver new technology solutions, services, processes and products that keep pace with rapidly evolving customer expectation and new competitors without disruption to business-critical systems. New technologies may also lead to more complex regulatory, strategic and reputation risks. In alignment with our Digital First strategy, we continue to invest in emerging technologies and talent to adapt to the dynamic environment and deliver competitive and digitally-enabled products and services to meet our customers’ expectations for personalized and on-demand
banking, pursue new business growth opportunities and improve operational efficiency. We remain committed to the prudent and responsible adoption of new technologies.
In alignment with BMO’s Digital First strategy, we continue to invest in risk management technology that can also enhance the customer experience, streamline processes and reduce complexity.
For further discussion of BMO’s technology risk program, refer to the Operational
Non-Financial
Risk section.
Third-Party Risk
Our use of third-party relationships continues to evolve and expand, helping us to deliver new and innovative solutions across the bank and for our clients. While third-party relationships can be beneficial for the bank, they can give rise to risks that may threaten BMO’s operational resilience, such as compromising customer data or disrupting the availability of critical products and services, which may financially impact the bank. We continue to enhance and evolve our capabilities in order to maintain effective third-party risk management and oversight and the efficient delivery of products and services that depend on third parties.
For further discussion of BMO’s third-party risk program, refer to the Operational
Non-Financial
Risk section.
Geopolitical Risk and Escalating Trade Disputes
Geopolitical uncertainty and conflicts between countries impact global economies and may lead to market volatility. The Russia-Ukraine conflict has had an ongoing global impact, including higher energy prices and the erosion of business confidence. The financial, energy and technology sanctions imposed on Russia by Ukraine’s allies could lead to long-term political, economic and military turmoil between Western countries and Russia.
The Middle East conflict has heightened tensions significantly in the region, and the potential for escalation could drive up energy prices, unsettle financial markets and slow global growth even further, which would have a direct and indirect impact on our customers.
Canadian and U.S. relations with China remain strained, involving trade disputes and tensions over Taiwan. The political climate in the United States could lead to a new wave of tariffs, and a U.S. commitment to expanding trade ties with Taiwan may further elevate the tension. In addition, the strategic competition between the United States and China is driving greater global fragmentation, as both countries seek to reinforce their autonomy, limit any vulnerabilities and insulate their technology sectors. This could adversely affect business investment and prove especially problematic for commodity-producing countries such as Canada that rely on a large export market. Ongoing Canada-China disputes over political interference are further evidence of this discord.
Diplomatic relations between Canada and India have also deteriorated, which could threaten to disrupt trade flows, tourism and immigration between the two countries.
We actively monitor global and North American events and trends, and continually assess our businesses in the context of these events and trends. Although our lending portfolio has limited direct exposure outside North America, our customers rely on global trade and sustained economic growth. To mitigate exposure to geopolitical risk, we maintain a diversified portfolio that we continually monitor, in addition to contingency plans that are intended to prepare BMO for possible adverse developments. Our portfolios, business plans and capital adequacy are stress tested against severely adverse scenarios arising from trade-related shocks, and we build contingency plans and mitigation strategies aimed at addressing and offsetting the consequences of possible adverse political and economic developments.
BMO’s credit exposure by geographic region is set out in Tables 67 to 73 in the Supplemental Information and in Note 4 of the audited annual consolidated financial statements.

BMO Financial Group 207th Annual Report 2024	69

MANAGEMENT’S DISCUSSION AND ANALYSIS

Environmental and Social Risk, including Climate Change
BMO is exposed to environmental and social risks, in particular climate risk related to environmental conditions and extreme weather events that could potentially disrupt our operations, impact our customers and counterparties, and result in lower earnings or potential losses. Factors contributing to heightened environmental risks include the impacts of climate change and the continued intensification of development in areas of greater environmental sensitivity. Business continuity and disaster recovery plans provide us with the roadmap and tools to support the restoration, maintenance and management of critical operations and processes in the event of a business disruption.
We are also exposed to risks related to borrowers that may experience financial losses or rising operating costs as a result of acute or chronic changes in climate conditions, climate-related litigation and/or policies, such as carbon emissions pricing, or a decline in revenue as new and emerging technologies and changing consumer preferences disrupt or displace demand for certain commodities, products and services. BMO’s climate ambition is to be our clients’ lead partner in the transition to a net zero world. Our strategy seeks to capture commercialization opportunities by working with our clients on their decarbonization journeys.
Legal and regulatory risk or reputation risk could arise from actual or perceived actions, or inaction, by our operations and those of our customers in relation to climate change and other environmental and social risk issues, or our disclosures related to these matters. Risks related to these issues could also affect our customers, suppliers or other interested parties, which could give rise to new risks. Globally, new and more stringent climate-related obligations are being developed, which may increase compliance requirements. Litigation or enforcement measures could arise from these obligations to manage and report on climate-related risks.
Refer to the Environmental and Social Risk section for further discussion of these risks.
Canadian Housing Market and Consumer Leverage
Elevated household debt continues to be a headwind for household spending and broader economic activity. The combination of still restrictive interest rate policy that results in higher mortgage payments at renewal and rising unemployment could further increase credit losses, particularly in unsecured consumer credit. While recent and expected rate reductions by the Bank of Canada are alleviating pressure on Canadian households, the housing market recovery will likely be constrained by the persistent lack of affordability, notably in Ontario and British Columbia, which could limit mortgage origination volumes. The risk of credit losses in our mortgage portfolio is in part mitigated by low loan-to-value and prudent underwriting practices that stress test customers’ ability to service mortgage debt at higher interest rates. While portfolio stress test analysis suggests that even significant price declines and challenging economic conditions would result in manageable losses, primarily due to insurance coverage and the level of equity held by owners with seasoned loans, delinquencies and insolvencies in our portfolio could adversely affect our results and financial condition. In addition, consumer loan losses could rise if unexpected economic weakness results in a significant further increase in the unemployment rate.
Regulatory Environment and Changes
The financial services industry is highly regulated, and BMO has experienced increasing complexity in regulatory requirements and expectations, as governments and regulators around the world continue to pursue major reforms intended to strengthen the stability of the financial system and protect key markets and participants. These reforms may lead to further increases in regulatory capital or liquidity requirements and additional compliance costs, which could lower returns and affect growth. Such reforms could also affect the cost and availability of funding and the level of the bank’s market-making activities. Regulatory reforms may also impact fees and other revenues for certain operating groups. In addition, differences in the laws and regulations enacted by a range of national regulatory authorities may offer advantages to our international competitors, which could affect our ability to compete. We monitor such developments, and other potential changes, so that we are well-positioned to respond and implement any necessary changes. BMO is subject to legal proceedings, including investigations by regulators. Failure to comply with applicable legal and regulatory requirements and expectations could result in further legal proceedings, financial losses, regulatory sanctions and fines, enforcement actions, criminal convictions and penalties, operational restrictions or an inability to execute certain business strategies, a decline in investor and customer confidence, and damage to our reputation.
Refer to the Legal and Regulatory Risk section for further discussion of these risks.
Other Factors That May Affect Future Results
Fiscal and Monetary Policies and Other Economic Conditions in the Countries in which BMO Conducts Business
Fiscal and monetary policies and other economic conditions prevailing in Canada, the United States and other jurisdictions in which we do business may impact profitability and heighten economic uncertainty in specific businesses and markets, which may in turn affect our customers and counterparties, reduce profitability and contribute to a greater risk of credit losses. Levels of business debt remain elevated due to the residual effects of the pandemic and the loss of governmental supports, which could impact our markets and our operating results. Interest rate fluctuations could have an impact on our earnings, the value of our investments, the credit quality of our loans to customers and counterparty exposure, as well as the capital markets that we access.
Fluctuations in the value of the Canadian dollar relative to other currencies have affected, and could continue to affect, the business operations and results of clients with significant earnings or input costs denominated in foreign currencies. Our investments in operations outside of Canada are primarily denominated in U.S. dollars, and the foreign exchange impact on our U.S.-dollar-denominated risk-weighted assets and capital deductions may result in variability in our capital ratios. Refer to the Enterprise-Wide Capital Management section for further discussion of these risks. The value of the Canadian dollar relative to the U.S. dollar will also affect the contribution of U.S. operations to Canadian-dollar profitability.
Hedging positions may be taken to manage interest rate exposures and foreign exchange impacts, and to partially offset the effects of Canadian dollar/U.S. dollar exchange rate fluctuations on the bank’s financial results.
Refer to the 2024 Financial Performance Review – Foreign Exchange section and the Market Risk section for a more complete discussion of our exposure to foreign exchange and interest rate risk.

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Tax Legislation and Interpretations
Legislative changes and changes in tax policy, including their interpretation by tax authorities and the courts, may impact earnings. Tax laws, as well as interpretations of tax laws and policy by tax authorities, may change as a result of efforts by the Canadian and U.S. federal governments, other G20 governments and the Organisation for Economic
Co-operation
and Development (OECD) to increase taxes, broaden the tax base globally and improve tax-related
reporting. For example, in fiscal 2024, the Canadian government enacted legislation to adopt the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting
two-pillar
plan (Pillar 2) for international tax reform, which will levy a 15% minimum tax on operations globally.
For further discussion, refer to the Future Changes in Accounting Policies – IAS-12,
Income Taxes
section.
Changes to Business Portfolio
As part of its overall business strategy, BMO may acquire companies, businesses and assets. Although we conduct thorough due diligence before completing these acquisitions, some acquisitions may not perform in accordance with our financial or strategic objectives or expectations. We may be subject to regulatory and shareholder approvals to successfully complete an acquisition, and it may not be feasible to establish when, if or on what terms the necessary approvals will be granted. Changes in the competitive and economic environment, as well as other factors, may result in a decline in revenue or profitability, while higher than anticipated integration costs and failure to realize anticipated cost savings after an acquisition could also adversely affect earnings. Integration costs may increase because of regulatory costs related to an acquisition, operational loss events, other unanticipated expenses that were not identified in the due diligence process or demands on management time that are more significant than anticipated, as well as unexpected delays in implementing certain plans that may, in turn, lead to delays in achieving full integration. Successful post-acquisition performance depends on retaining the clients and key employees of acquired companies and businesses and on integrating key systems and processes without disruption.
BMO also evaluates potential dispositions of assets and businesses that may no longer meet strategic and financial objectives. When we seek to sell assets or dispose of a business, we may have difficulty obtaining buyers or devising alternative exit strategies on acceptable terms or in a timely manner, which could delay the achievement of strategic objectives. We may also dispose of assets or a business on terms that are less favourable than anticipated or lead to adverse operational or financial impacts, or greater disruption than expected, and the impact of the divestiture on revenue growth may be greater than forecast. Dispositions may be subject to the satisfaction of conditions and the granting of governmental or regulatory approvals on acceptable terms that, if not satisfied or obtained, may prevent the completion of a disposition as intended, or at all.
Critical Accounting Estimates, Judgments and Accounting Standards
BMO prepares its consolidated financial statements in accordance with IFRS. Changes that the International Accounting Standards Board makes from time to time may materially affect the way we record and report financial results. Future changes in accounting policies are discussed in the Future Changes in Accounting Policies section, as well as in Note 1 of the audited annual consolidated financial statements.
The application of IFRS requires management to make significant judgments and estimates that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income and other related disclosures. In making these judgments and estimates, we rely on the best information available at the time. However, it is possible that circumstances may change, new information may become available or models may prove to be imprecise.
BMO’s financial results could be affected for the period during which any such new information or change in circumstances becomes apparent, and the extent of the impact could be significant. More information is included in the Critical Accounting Estimates and Judgments section.
Caution
The Risks That May Affect Future Results section and the remainder of this Enterprise-Wide Risk Management section contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements. Other factors beyond BMO’s control that may affect its future results are noted in the Caution Regarding Forward-Looking Statements. BMO cautions that the preceding discussion of risks that may affect future results is not exhaustive.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Enterprise-Wide Risk Management Framework
BMO’s integrated and disciplined approach to risk management is fundamental to the success of our business. Our Enterprise Risk and Portfolio Management (ERPM) group oversees the implementation and operation of the Enterprise-Wide Risk Management Framework (ERMF), and provides independent review and oversight across the enterprise on risk-related issues, in order to enable prudent and measured risk-taking that is integrated with business strategy. All elements of the ERMF function together to support informed and effective risk management, while striking an appropriate balance between risk and return.
The ERMF guides our risk-taking activities in order to align them with customer needs, shareholder expectations and regulatory requirements. We have established a risk governance framework as part of the ERMF that serves as the foundation for consistent and effective management of risks facing the bank, outlining our approach to understanding and managing risk, protecting BMO’s reputation, diversifying and limiting potential tail risk, maintaining strong capital and liquidity positions, and optimizing risk return. In addition, the ERMF defines roles and responsibilities across all three lines of defence. It incorporates our Risk Management Life Cycle and informs our efforts to identify, assess, manage (which includes mitigation), monitor and report on our exposure to material risks. The ERMF is driven by our people, processes and technology, along with a range of risk management tools, including modelling and analytics, stress testing and scenario analysis, and our Risk Taxonomy. All elements of the ERMF are supported by our risk culture and provide for direct management of each individual risk type, as well as the management of risk on an integrated basis.

Enterprise Risk Management Framework

Risk Management Approach

Maintain strong capital and liquidity | Diversify; limit tail risk | Optimize risk return | Understand and manage | Protect our reputation

Risk Governance

Board
(RRC*, ACRC*)
Senior Management
(RMC*, ERC* & Management Committees*)
Risk Appetite Framework
Policy Framework

1st Line	2nd Line	3rd Line
Operating Groups, Technology & Operations, Corporate Services	Enterprise Risk & Portfolio Management, Legal & Regulatory Compliance	Corporate Audit Division

Risk Management Life Cycle

IDENTIFY > ASSESS > MANAGE > MONITOR > REPORT

Risk Taxonomy

- Credit & Counterparty
- Market
- Liquidity & Funding
- Insurance
- Non-Financial**
- Reputation
- Environmental & Social
- Strategic

Risk Management Enablement

People - Process - Technology

Risk Management Tools

(e.g.: Stress Testing, Scenario Analysis, Modelling, Analytics)

Risk Culture

* RRC: Risk Review Committee; ACRC: Audit and Conduct Review Committee; RMC: Risk Management Committee; ERC: Enterprise Regulatory Committee; Management Committees include RRMC: Reputation Risk Management Committee, ECMC: Enterprise Capital Management Committee; and ALCO: Asset Liability Committee.

Risk Governance
The ERMF outlines a governance approach that includes robust Board of Directors and senior management oversight, a Risk Appetite Framework, the Enterprise Policy Framework and the corresponding roles in the three-lines-of-defence
operating model.
Board of Directors and Senior Management Oversight
Specific policies approved by our Board of Directors govern our approach to the management of material risks, and oversight is exercised at every level of the enterprise through a hierarchy of committees and individual responsibilities, as outlined in the following diagram. The Board of Directors seeks to ensure that corporate objectives are supported by a sound risk strategy, prudent risk appetite and an effective ERMF that is appropriate to the nature, scale, complexity and risk profile of our lines of business and other operations. The Board also has overall responsibility for oversight of the bank’s governance framework and corporate culture. Senior management reviews and discusses significant risk issues and action plans as they arise in the implementation of the enterprise-wide strategy, exercising oversight and governance of the risks taken across the enterprise and the processes through which exposures to such risks are identified, assessed, managed, monitored and reported on, in accordance with policies, and held within approved limits and risk tolerances.
The ERMF is reviewed on a regular basis by the Risk Review Committee (RRC) of the Board of Directors, in order to exercise oversight and guide risk-taking activities.

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In addition to the oversight exercised by the Board of Directors and senior management, effective governance of the bank’s risks is overseen by management committees and supported by the three-lines-of-defence
operating model, which addresses risks across the operating groups and Corporate Services.

Board of Directors
is responsible for supervising the management of the business and affairs of BMO. The Board, either directly or through its committees, is responsible for oversight of the following areas: strategic planning; defining risk appetite; identifying and managing risk; managing capital; fostering a culture of integrity; internal controls; succession planning and evaluation of senior management; communication; public disclosure; and corporate governance.
Risk Review Committee (RRC)
of the Board of Directors assists the Board in fulfilling its risk management oversight responsibilities. This includes overseeing a strong risk culture; overseeing the identification, assessment and management of BMO’s risks; monitoring adherence to risk management corporate policies and compliance with risk-related regulatory requirements; and evaluating the effectiveness of the Chief Risk Officer (CRO), in conjunction with the Human Resources Committee, including input into succession planning for the CRO. The ERMF is reviewed at least annually by the RRC, and guides risk-taking activities and sets out the bank’s approach to risk management.
Audit and Conduct Review Committee (ACRC)
of the Board of Directors assists the Board in fulfilling its oversight responsibilities for the integrity of BMO’s financial reporting and sustainability reporting, including the effectiveness of BMO’s internal controls; the internal audit function; the qualifications, independence and performance of the independent auditors; BMO’s compliance with laws and regulations; transactions involving related parties; conflicts of interest and confidential information; standards of business conduct and ethics; cyber security; and consumer protection measures and complaints.
Chief Executive Officer (CEO)
is directly accountable to the Board for all of BMO’s risk-taking activities. The CEO is supported by the CRO and the ERPM group.
Chief Risk Officer (CRO)
reports directly to the CEO, is head of ERPM, chair of RMC and reports to the RRC on risk-related matters. The CRO is responsible for providing independent review and oversight of enterprise-wide risks and leadership on risk issues, developing and maintaining the ERMF and fostering a strong risk culture across the enterprise.
Management Level Committees
overseeing risk matters, including the Enterprise Capital Management Committee (ECMC), Risk Management Committee (RMC), Reputation Risk Management Committee (RRMC), Asset Liability Committee (ALCO) and Enterprise Regulatory Committee (ERC), bring together senior executive members of BMO management to oversee risk management across the enterprise. The committees are chaired by members of the Executive Committee, exercising risk oversight and governance for their respective risks at the highest levels of management.
Enterprise Risk and Portfolio Management (ERPM)
, as the second line of defence, provides risk management oversight, effective challenge and independent assessment of risk and risk-taking activities. ERPM supports a disciplined approach to risk-taking by exercising its responsibility for independent transactional approval and portfolio management, policy formulation, risk reporting, stress testing, modelling and risk education. This approach promotes consistency in risk management practices and standards across the enterprise, and verifies that any risks accepted are consistent with BMO’s risk appetite.
Operating Groups and Corporate Services
, including Technology and Operations, are responsible for effectively managing risks by identifying, assessing, managing, monitoring, mitigating and reporting on exposures to risk within their respective operations and lines of business, in accordance with their established risk appetite. They exercise business judgment and maintain effective policies, processes and internal controls, so that significant risk issues are escalated and reviewed by ERPM. Individual governance committees and ERPM establish and monitor risk limits that are consistent with, and subordinate to, the Board-approved limits.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk Appetite Framework
We believe that risk management is every employee’s responsibility. This is guided by five key principles that define our approach to managing risk across the enterprise and comprise our Risk Appetite:

•	Understand and Manage by only taking risks that are transparent and understood.
•	Protect BMO’s Reputation by adhering to principles of honesty, integrity, respect and high ethical standards, in line with our Code of Conduct.
•	Diversify. Limit Tail Risk by targeting a business mix that minimizes earnings volatility and exposure to low-probability, high-impact events.
•	Maintain Strong Capital and Liquidity positions that meet, or exceed, regulatory requirements and market expectations.
•	Optimize Risk Return by managing risk-adjusted exposures and making decisions that create value for shareholders.
Our Risk Appetite Framework consists of a Risk Appetite Statement, risk limits and an outline of the responsibilities of the Board of Directors, its committees and senior management. The Risk Appetite Statement incorporates a risk appetite, comprising both qualitative statements and quantitative measures (including risk limits), that indicates the aggregate level and types of risk that the bank is willing to assume in order to support sound business initiatives and drive appropriate returns and targeted growth. The risk appetite is integrated within our strategic and business objectives and our capital and liquidity plans, as well as the bank’s recovery and resolution plans. Our risk appetite is established by following the Risk Appetite Framework principles, supported by corporate policies, standards and guidelines, as well as committee mandates, and is developed to meet regulatory requirements under both normal and stressed conditions. The Risk Appetite Framework assists senior management and the Board of Directors in assessing the bank’s risk profile against our risk appetite. Both the Risk Appetite Framework and Risk Appetite Statement are reviewed and approved by the Board of Directors annually. Our risk appetite is articulated and applied consistently across the enterprise, with operating groups, key businesses and entities developing their own respective risk appetite statements within this framework.
Risk Limits
Risk limits are set so that risk-taking activities remain within BMO’s risk appetite, balancing risk diversification, exposure to loss and risk-adjusted returns. These limits inform business strategies and decisions, and are reviewed and approved by the Board of Directors or management or its committees, as appropriate, based on the level and granularity of the limits. They include:

•	Credit and Counterparty Risk – limits on group and single-name exposures and material country, industry and portfolio/product segments.
•
Market Risk
– limits on economic value and earnings exposures to stress scenarios and significant market movements, as well as limits on value at risk and stress related to trading and underwriting activities.

•	Insurance Risk – limits on policy exposures and reinsurance arrangements.
•
Liquidity and Funding Risk
– minimum limits governing the internal liquidity stress testing scenario, minimum regulatory liquidity ratio requirements, and maximum levels of asset pledging and wholesale funding, as well as limits related to liability diversification and exposure to credit and liquidity facilities.

•	Operational Non-Financial Risk – key metrics for measuring operational and other non-financial risks that may have financial consequences.
The Board of Directors, after considering recommendations from the RRC and RMC, annually reviews and approves key risk limits and then delegates overall authority for these limits to the CEO. The CEO in turn delegates more specific authorities to the senior executives of the operating groups (first line of defence), who are responsible for the management of risk in their respective operations, and to the CRO. These delegated authorities allow risk officers to set risk tolerances, approve geographic and industry sector exposure limits within defined parameters, and establish underwriting and inventory limits for trading and investment banking activities. The criteria under which more specific authorities may be delegated across the organization, as well as the requirements relating to documentation, communication and monitoring of those specific delegated authorities, are set out in corporate policies and standards.
Enterprise Policy Framework
The Enterprise Policy Framework includes a comprehensive set of risk-related corporate policies, each of which is approved by the RRC, ACRC or the Board of Directors, as well as corporate standards issued pursuant to those corporate policies that have been reviewed by the RMC and approved by senior management. Corporate policies and standards collectively outline the principles, expectations, and roles and responsibilities of senior management for ensuring that exposures to key risks are identified, assessed, managed, monitored and reported. Corporate policies and standards are reviewed and updated at a minimum every two years.
The Enterprise Policy Framework also includes supporting directives and procedures that apply across the first and second lines of defence to operationalize the requirements, roles and responsibilities, and frameworks outlined in those corporate policies and standards.

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Three-Lines-of-Defence
Operating Model
Our ERMF is operationalized through the
three-lines-of-defence
approach to managing risk, as described below:
•
Operating groups and Corporate Services, which includes Technology and Operations, serve as our first line of defence. They are accountable for the risks arising from their businesses, operations and exposures. They are expected to pursue business opportunities within their established risk appetite and to identify, assess, manage (which includes mitigation), monitor and report on risks in, or arising from, their businesses, operations and exposures. The first line fulfills its responsibilities by applying risk management and reporting methodologies, by establishing appropriate internal controls in accordance with the ERMF, and by monitoring the effectiveness of such controls. These processes and controls serve as the framework for our lines of business to act within their delegated risk-taking authority and risk limits, as set out in corporate policies and the Risk Appetite Framework. Corporate Services, while part of our first line of defence, may also serve in a governance capacity when specific roles and responsibilities are assigned to individuals or groups under the Enterprise Policy Framework. In such instances, governance accountabilities will be carried out independent of the individuals or groups responsible for risk-taking.

•
The second line of defence comprises ERPM and Legal & Regulatory Compliance. The second line exercises independent oversight, performs effective challenge and provides independent assessment of risks and risk management practices, including transactions, product and portfolio risk management decisions, regulatory compliance, and processes and controls applied in the first line of defence. The second line establishes enterprise-wide risk management policies, frameworks, processes, methodologies and practices that the first and second lines use to identify, assess, manage (which includes mitigation), monitor and report on risks across the enterprise.

•
Corporate Audit Division is the third line of defence. It provides an independent assessment of the effectiveness of internal controls across the enterprise, including controls that support the risk management and governance processes, and reports its findings to the Board of Directors.

Risk Taxonomy
Our Risk Taxonomy categorizes the key risks to which BMO is exposed and provides a framework for the risk management life cycle in relation to each of the key risks. Our Risk Taxonomy incorporates exposures to financial risks (Credit and Counterparty Risk, Market Risk, Insurance Risk and Liquidity and Funding Risk),
non-financial
risks (Operational
Non-Financial
Risk and Legal and Regulatory Risk) and transverse risks, which intersect with both financial and non-financial
risks (Strategic Risk, Environmental and Social Risk and Reputation Risk). We maintain sub-categories
under each Tier 1 risk to support effective risk management practices as part of the overall ERMF. Failure in managing these risks, or in controlling our exposures to them, could have material financial consequences for BMO.
Risk Management Life Cycle
Risk Identification, Assessment and Management
Risk identification is an integral step in recognizing the key inherent risks that BMO faces, assessing the potential for loss and then acting to mitigate this potential. Our Risk Taxonomy documents the key risks, supporting the implementation of our Risk Appetite Framework and assisting in identifying the primary risk categories for which stress capital consumption is estimated. Risk review and approval processes are established based on the nature, size and complexity of the risks involved. Generally, these involve a formal review and approval by either an individual or a committee that is independent of the originator. Delegated authorities and approvals by category are outlined below.

•
Portfolio transactions
– transactions are approved through risk assessment processes for all types of transactions at all levels of the enterprise, which include operating group recommendations and ERPM approval of credit risk, and transactional and position limits for market risk.

•
Structured transactions
– new structured products and transactions with significant legal and regulatory, accounting or tax implications are reviewed by the Global Markets Risk Committee, as appropriate, and are also assessed under the operational risk management process if they involve structural or operational complexity that may give rise to significant operational risk. Transactions that may give rise to significant or heightened reputation risk are reviewed by the Reputation Risk Management Committee.

•
Investment initiatives
– documentation of risk assessments is formalized through the investment assessment and approval process, and is reviewed and approved by Corporate Services based on the size of an initiative’s investment spending and its inherent risk.

•
New products and services
– policies and procedures for the approval of new or modified products and services offered to customers are the responsibility of both the first and second lines of defence, including appropriate senior business leaders, and are reviewed and approved by subject matter experts and senior management in Corporate Services, as well as by other senior management committees.

Risk Monitoring and Reporting
Risk-Based Capital Assessment
Two measures of risk-based capital are used by BMO: economic capital and regulatory capital. Both are aggregate measures of the risk that the bank assumes in pursuit of its financial objectives, and enable the evaluation of returns on a risk-adjusted basis. Our operating model provides for the direct management of each type of risk, as well as the management of material risks on an integrated basis. Measuring the economic profitability of transactions or portfolios involves a combination of both expected and unexpected losses to assess the extent and correlation of risk before authorizing new exposures. Both expected and unexpected loss measures for a current transaction or portfolio reflect current and future market conditions, the inherent risk in the position and, as appropriate, its credit quality. Risk-based capital methods and material models are reviewed at least annually and updated as appropriate. The risk-based capital models provide a forward-looking estimate of the difference between the maximum potential loss in economic (or market) value and expected loss, measured over a specified time interval and using a defined confidence level.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Stress Testing
Stress testing is a key element of our risk management and capital management frameworks. It is integrated into our enterprise and group risk appetite statements and embedded in our management processes. To evaluate risks, we regularly test a range of scenarios, which vary in frequency, severity and complexity, in portfolios and businesses across the enterprise. In addition, we participate in regulatory stress tests in multiple jurisdictions.
Quantitative models and tools, along with qualitative evaluations, are utilized to assess the impact of changes in the macroeconomic environment on the income statement and balance sheet and the resilience of the bank’s capital position over a forecast horizon. Models utilized for stress testing are approved and governed under the Model Risk Management Framework, and are used to establish a better understanding of our risks and to test our capital adequacy.
BMO’s stress testing framework integrates stress testing at the line of business, portfolio, industry, geographic and product level, and embeds the test results in strategy, business planning and decision-making. Targeted portfolio, industry and geographic analysis is conducted by ERPM and the lines of business to test risk appetite, limits, concentration and strategy. Ad hoc stress testing is conducted in response to changing economic or market conditions and in order to assess business strategies.
Enterprise stress testing is conducted to support BMO’s Internal Capital Adequacy Assessment Process (ICAAP) and target-setting through analysis of the potential effects of low-frequency,
high-severity events on our earnings, our balance sheet, and our liquidity and capital positions. Scenario selection is a multi-step process that considers material and idiosyncratic risks and the potential impact of new or emerging trends on risk profiles, as well as on the macroeconomic environment. Scenarios may be defined by senior management or regulators. The economic impacts are determined by the Economics group, which distills the scenarios into macroeconomic and market variables that include, but are not limited to, GDP growth, yield curve estimates, unemployment rates, real estate prices, stock index growth and changes in corporate profits. These macroeconomic variables drive stress loss models, tools and qualitative assessments that are applied to determine estimated stress impacts. The scenarios are used by operating, risk and finance groups to assess a broad range of financial impacts that BMO could experience as a result of a specific stress, as well as in the ordinary course of business, and extraordinary actions anticipated in response to that stress.
Governance of the stress testing framework resides with senior management, including the Enterprise Stress Testing Committee. This committee comprises business, risk and finance executives, and is accountable for reviewing and challenging enterprise-wide scenarios and stress test results. Stress testing and enterprise-wide scenarios associated with the ICAAP, including recommendations for actions that the enterprise could take in order to manage the impact of a stress event, are established by senior management and presented to the Board of Directors. Oversight and governance of the stress testing associated with the Horizontal Capital Review (HCR), which is a U.S. regulatory requirement for BMO Financial Corp. (BFC), are exercised at the BFC level by its Board of Directors through its Risk Oversight and Capital Committee.
Refer to the Environmental and Social Risk section for a discussion of our climate scenario analysis program.
Risk Culture
Risk culture at BMO is the set of shared norms, attitudes and behaviours related to risk awareness, risk-taking and risk management. Sound risk culture is designed to support appropriate behaviours and judgments about risk-taking, and promotes effective risk management and the alignment of risk-taking activities with BMO’s Risk Appetite. Our risk culture informs and supports our overall organizational culture. We are committed to high ethical standards, grounded in our values of integrity, empathy, diversity and responsibility. ERPM is responsible for the development and promotion of a healthy, strong risk culture across the enterprise. In pursuing this mandate, ERPM works closely with Legal & Regulatory Compliance and its Ethics Office, as well as People & Culture. BMO’s risk culture is founded on four guiding principles that together reinforce its effectiveness across the bank: Tone from the Top, Accountability, Effective Communication and Challenge, and Incentives.

•
Tone from the Top:
Our risk culture is grounded in an approach to risk management that encourages openness, constructive challenge and personal accountability. Each member of senior management plays a critical role in fostering this strong risk culture among employees by effectively communicating this responsibility and by the example of their actions. The Board of Directors oversees BMO’s corporate objectives and the requirement that they be supported by a sound risk strategy and an effective ERMF that is appropriate to the nature, scale, complexity and risk profile of our operations.

•
Accountability:
BMO’s ERMF is anchored in the
three-lines-of-defence
approach to managing risk. Our risk culture also encourages the escalation of concerns associated with potential or emerging risks to senior management, so that those concerns can be appropriately evaluated and addressed. BMO encourages and supports an environment in which concerns can be raised without retaliation.

•
Effective Communication and Challenge:
Timely and transparent sharing of information is integral to engaging business partners in key decisions and strategy discussions, which brings added rigour and discipline to BMO’s decision-making. This not only leads to the timely identification, escalation and resolution of issues, but also encourages open communication, independent challenge and an understanding of the key risks faced by the organization, so that employees are equipped and empowered to make decisions and take action in a coordinated and consistent manner, supported by a strong and effective monitoring and control framework.

•
Incentives:
Compensation and other incentives are aligned with prudent risk-taking. These are designed to reward the appropriate use of capital and respect for the rules and principles of the ERMF, and to discourage excessive risk-taking. Risk managers have input into the design of incentive programs that may have an effect on risk-taking. We also maintain training programs that are designed to foster a deep understanding of BMO’s capital management and risk management frameworks across the enterprise, providing employees and management with the tools and insights they need to fulfill their responsibilities for independent oversight, regardless of their role in the organization.

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Credit and Counterparty Risk

Credit and Counterparty Risk
is the potential for financial loss due to the failure of an obligor (i.e., a borrower, endorser, guarantor or counterparty) to repay a loan or honour another predetermined financial obligation.
Credit and counterparty risk underlies every lending activity that we enter into, and also arises in the holding of investment securities, transactions related to trading and other capital markets products, and activities related to securitization. Credit and counterparty risk represents the most significant measurable risk we face. Effective management of credit and counterparty risk is integral to our success, since failure to do so could have an immediate and significant impact on our earnings, financial condition and reputation.
Credit and Counterparty Risk Governance
The Credit Risk Management Framework seeks to ensure that material credit risks to which the enterprise is exposed are identified, assessed, managed, monitored and reported on regularly. The Risk Review Committee (RRC) has oversight of the management of material risks that BMO faces, including the Credit Risk Management Framework. The framework incorporates governing principles that are defined in a series of corporate policies and standards and are given effect through specific operating procedures. These policies and standards are reviewed on a regular basis and modified as necessary, so that they are current and consistent with our risk appetite. The structure, limits (both notional and capital-based), collateral requirements, monitoring, reporting and ongoing management of credit and counterparty exposures are governed by these credit risk management principles.
Lending officers in the operating groups are responsible for recommending credit decisions based on the completion of appropriate due diligence, and they assume accountability for the related risks. In some instances, relatively small transactions may be assessed by an automated decision-making process, or they may be approved by first-line underwriters with appropriate training, independence and oversight. Credit officers in Enterprise Risk and Portfolio Management (ERPM) approve larger transactions or transactions involving greater risk and are accountable for providing an objective independent assessment of the relevant lending recommendations and risks assumed by the lending officers. All of these individuals in the first and second lines of defence are subject to a lending qualification process and operate in a disciplined environment with clear delegation of decision-making authority, including individually delegated lending limits where appropriate, which are reviewed annually or more frequently, as needed. The Board of Directors annually delegates to the CEO discretionary lending limits for further specific delegation to senior officers. Credit decision-making is conducted at the management level based on the size and risk of each transaction, in accordance with a range of corporate policies, standards and procedures governing the conduct of activities in which credit risk arises. Corporate Audit Division reviews and tests management processes and controls and samples credit transactions in order to assess adherence to acceptable lending standards as set out in BMO’s Risk Appetite Statement, as well as compliance with applicable corporate policies, standards and procedures.
For wholesale borrowers presenting a higher than normal risk of default, we have formal policies in place that outline the framework for managing such accounts, as well as specialized groups that manage them, as appropriate. We strive to identify borrowers facing financial difficulty early, and to return such accounts to an acceptable level of risk through the application of good business judgment and the implementation of sound and constructive workout solutions.
All credit risk exposures are subject to regular monitoring. Performing wholesale accounts are reviewed on a regular basis, generally no less frequently than annually, with most subject to internal monitoring of triggers that, if breached, result in an interim review. The frequency of review rises in accordance with the likelihood and size of potential credit losses, and deteriorating higher-risk situations are referred to specialized account management groups for closer attention, as appropriate. In addition, regular portfolio and sector reviews are conducted, including stress testing and scenario analysis based on current, emerging or prospective risks. Reporting is provided at least quarterly, and more frequently where appropriate, to the Board of Directors and senior management committees in order to keep them informed of credit risk developments in our portfolios, including changes in credit risk concentrations, watchlist accounts, impaired loans, provisions for credit losses, negative credit migration and significant emerging credit risk issues. This supports the RRC and senior management committees in any related decisions they may make.
Counterparty credit risk (CCR) involves a bilateral risk of loss because the market value of a transaction can be positive or negative for either counterparty. CCR exposures are subject to the credit oversight, limits, risk management framework and approval process outlined above. However, given the nature of the risk, CCR exposures are also monitored under the market risk framework. In order to reduce our exposure to CCR, transactions are often collateralized and trades may be cleared through a regulated central counterparty (CCP), which reduces overall systemic risk by standing between counterparties, maximizing netting across trades and insulating counterparties from each other’s defaults. CCPs mitigate the risk of default by any member through margin requirements (both initial and variation) and a default management process, including a default fund and other provisions. Our exposures to CCPs are subject to the same credit risk governance, monitoring and rating framework we apply to all other corporate accounts.
Credit and Counterparty Risk Management
Collateral Management
Collateral is used for credit risk mitigation purposes in order to minimize losses that would otherwise be incurred in the event of a default. Depending on the type of borrower or counterparty, the assets available and the structure and term of the credit obligations, collateral can take various forms. For wholesale borrowers, collateral can take the form of pledges of the assets of a business, such as accounts receivable, inventory, machinery or real estate, or personal assets pledged in support of guarantees. For trading counterparties, BMO may enter into legally enforceable netting agreements for on-balance
sheet credit exposures, when possible. In the securities financing business (including repurchase agreements and securities lending agreements), we obtain eligible financial collateral that we control and can readily liquidate.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2024 audited annual consolidated financial statements.

BMO Financial Group 207th Annual Report 2024	77

MANAGEMENT’S DISCUSSION AND ANALYSIS

Collateral for BMO’s derivatives trading counterparty exposures primarily comprises cash and eligible liquid securities that are monitored and revalued on a daily basis. Collateral is obtained under the contractual terms of standardized industry documentation.
With limited exceptions, we utilize the Master Agreement provided by International Swaps and Derivatives Association Inc., frequently with a Credit Support Annex, to document our collateralized trading relationships with counterparties for over-the-counter
(OTC) derivatives that are not centrally cleared.
A Credit Support Annex entitles a party to demand a transfer of collateral (or other credit support) when its exposure to OTC derivatives of the other party exceeds an agreed threshold. Collateral to be transferred can include variation margin or initial and variation margin. Credit Support Annexes contain, among other measures, certain thresholds and provisions setting out acceptable types of collateral, a method for their valuation (discounts are often applied to market values), the availability of the collateral for re-pledging
by the recipient and the manner in which interest is to be calculated.
To document our contractual securities financing relationships with counterparties, we utilize master repurchase agreements for repurchase transactions, and master securities lending agreements for securities lending transactions.
On a periodic basis, collateral is subject to revaluation based on the specific asset type. For loans, the value of collateral is initially established at the time of origination, and the frequency of revaluation is dependent on the type of collateral. For certain types of collateral that change frequently (e.g., accounts receivable and inventory), monitoring consists of borrower reporting, covenants and/or triggers, as appropriate, to provide early warning signs of collateral value deterioration. Periodic inspections of physical collateral may be performed, where appropriate, taking into consideration collateral type, borrower risk profile and the feasibility of conducting such inspections. For commercial real estate collateral, a full external appraisal of the property is typically obtained at the time of loan origination, unless the exposure is below a specified threshold amount, in which case an internal evaluation and a site inspection are conducted. Internal evaluations may consider property tax assessments, purchase prices, real estate listings or realtor opinions. The case for an updated appraisal is reviewed annually, with consideration given to the borrower risk rating, existing tenants and lease contracts, as well as current market conditions.
In the event a loan is classified as impaired, and depending on its size, a current external appraisal, valuation or restricted use appraisal is obtained and updated every 12 months, or more frequently as appropriate, as long as the loan remains classified as impaired. In Canada, for residential real estate that has an original loan-to-value
(LTV) ratio of less than
80
%, an independent property valuation is routinely obtained at the time of loan origination. For U.S. residential loans secured by real estate, an independent property valuation is obtained for loans that will be retained in BMO’s loan portfolio. For certain real estate loans originated for sale to government-sponsored agencies, the requirement may be waived based on an existing valuation already on file with that agency.
We may use an external service provided by Canada Mortgage and Housing Corporation (CMHC) or an automated valuation model from a third-party appraisal management provider to assist in determining either the current value of a property or the need for a full property appraisal.
For insured residential mortgages in Canada with an original LTV ratio greater than 80%, the default insurer is responsible for confirming the current value of the property.
Portfolio Management and Concentrations of Credit and Counterparty Risk
Our credit risk governance policies require an acceptable level of diversification, intended to ensure we avoid undue concentrations of credit risk. Concentrations of credit risk may exist when a relatively large number of clients are engaged in similar activities, are located in the same geographic region or have similar economic characteristics such that their ability to meet contractual obligations could be similarly affected by changes in economic, political or other conditions. Limits may be specified for several portfolio dimensions, including industry, specialty segments, country, product and single-name concentrations. We use a range of tools to reduce the credit risk exposures in our loan portfolio. These include asset sales, traditional securitizations, or the purchase of credit protection in the form of credit default swaps or credit insurance and risk transfer transactions. Credit risk is mitigated by obtaining protection from better-rated counterparties or high-quality collateral. Credit risk mitigation activities support our management of capital, and individual and portfolio credit concentration.
Our credit assets consist of a well-diversified portfolio representing millions of clients, the majority of them individual consumers and small to medium-sized
businesses. On a drawn loans and commitments basis, our most significant credit exposure at default as at October 31, 2024 was to individual consumers, comprising $353,309 million ($344,912 million as at October 31, 2023).
Credit valuation adjustments (CVA) are fair value adjustments to capture counterparty credit risk in our derivative valuations. CVA profit and loss (P&L) is recognized daily and provides a mitigant to the loss from a counterparty default by recognizing the expected credit loss given the counterparty’s probability of default, as well as our credit exposure. The risks that arise from CVA are subject to our risk governance framework and are actively monitored by a business unit reporting to trading management that has been designated to manage CVA P&L for the bank. Market hedging is performed to manage CVA risks. This activity is subject to the bank’s risk control framework in order to manage the effectiveness of hedges, and to provide independent review and oversight. The bank calculates CVA capital using both the standardized and basic approach methodologies for CVA.
Wrong-Way
Risk
Wrong-way
risk occurs when our exposure to a counterparty increases at the same time that the credit quality of that counterparty deteriorates. Specific wrong-way
risk arises when the credit quality of the counterparty and the market risk factors affecting collateral or other risk mitigants display a high correlation, and general wrong-way
risk arises when the credit quality of the counterparty, for non-specific
reasons, is highly correlated with macroeconomic or other factors that affect the value of the risk mitigant. Our procedures require that specific wrong-way
risk be identified in transactions and accounted for in the assessment of risk, including any heightened level of exposure.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2024 audited annual consolidated financial statements.

78	BMO Financial Group 207th Annual Report 2024

Credit and Counterparty Risk Measurement
BMO quantifies credit risk at both the individual borrower or counterparty level and the portfolio level. In order to limit earnings volatility, manage expected credit losses and minimize unexpected losses, credit risk is assessed and measured using the following risk-based parameters:

•	Exposure at Default (EAD) represents an estimate of the outstanding amount of a credit exposure at the time a default may occur.
•	Loss Given Default (LGD) is a measure of BMO’s economic loss, such as the amount that may not be recovered in the event of a default, presented as a proportion of the exposure at default.
•	Probability of Default (PD) represents the likelihood that a borrower or counterparty will go into default over a one-year time horizon.
•	Expected Loss (EL) is a measure of the loss that BMO is expected to incur in the normal course of business in a given period of time. EL is calculated as a function of EAD, LGD and PD.
Under Basel III, OSFI permits three approaches to the measurement of credit risk: Standardized, Foundation Internal Ratings Based (FIRB) and Advanced Internal Ratings Based (AIRB). BMO primarily uses the Internal Ratings Based (IRB) Approach, which includes both FIRB and AIRB, to determine credit risk-weighted assets (RWA) in its portfolios, including portfolios of the bank’s subsidiary BMO Financial Corp. Under the Basel III Reform requirement, it is mandatory to apply FIRB to a subset of IRB exposures where LGD and EAD are based on regulatory prescribed values. Refer to the Supplementary Regulatory Capital Information disclosure for details regarding the total exposure (measured as EAD) of Retail and Wholesale portfolios under the IRB Approach to determining regulatory capital. The remaining exposures reflect waivers and exemptions to the IRB Approach and are measured under the Standardized Approach, subject to OSFI’s approval. We continue to transition all material exposures in this category to the IRB Approach. For securitization exposures, we apply the Basel hierarchy of approaches, including the Securitization Internal Ratings Based Approach and the External Ratings Based Approach, as well as the Standardized Approach.
BMO’s regulatory capital and economic capital frameworks both use EAD to assess credit and counterparty risk. Capital is calculated based on exposures that, where applicable, have been redistributed to a more favourable PD band or LGD measure, or a different Basel asset class, as a result of the application of credit risk mitigation and a consideration of credit risk mitigants, including collateral and netting.
Total credit exposures at default by type and industry sector, as at October 31, 2024 and 2023, based on the Basel III classifications, are disclosed in the table below.
TABLE 34

(Canadian $ in millions)	Drawn (3) (7)		Commitments (undrawn) (3) (8)		Other off-balance sheet items (3) (9)		OTC derivatives (4) (10)		Repo-style transactions (4) (5) (11)		Total (1)
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Individual	287,741	281,087	65,568	63,812	–	13	–	–	–	–	353,309	344,912
Financial institutions	105,378	95,366	20,484	18,690	7,447	7,201	27,393	19,307	17,712	16,177	178,414	156,741
Governments	230,353	219,795	3,024	2,551	1,760	1,575	4,481	8,193	1,070	5,870	240,688	237,984
Manufacturing	33,561	33,046	15,555	16,059	1,696	1,915	1,049	807	–	–	51,861	51,827
Real estate	66,650	61,734	8,632	11,843	1,234	971	412	224	–	–	76,928	74,772
Retail trade	30,595	27,825	4,262	4,621	645	441	152	129	–	–	35,654	33,016
Service industries	54,433	56,588	13,830	13,552	3,192	3,172	990	696	–	–	72,445	74,008
Wholesale trade	21,868	19,997	7,212	7,618	670	611	268	167	–	–	30,018	28,393
Oil and gas	3,180	3,335	3,010	2,889	623	788	610	1,444	–	–	7,423	8,456
Utilities	10,068	11,101	9,304	8,767	3,799	4,547	2,444	1,850	–	–	25,615	26,265
Others (2)	54,173	63,210	19,247	18,132	4,343	4,009	2,306	1,634	–	–	80,069	86,985
Total exposure at default (6)	898,000	873,084	170,128	168,534	25,409	25,243	40,105	34,451	18,782	22,047	1,152,424	1,123,359

(1)	Credit exposure excluding equity, securitization and other assets, such as non-significant investments, goodwill, deferred tax assets and intangibles.
(2)	Includes remaining industries that individually comprise less than 2% of total exposures.
(3)	Represents gross credit exposures without accounting for collateral.
(4)	Credit exposure at default is inclusive of collateral.
(5)
Repo-style transactions include repos, reverse repos and securities lending transactions, which represent both asset and liability exposures. The impact of collateral on the credit exposure for repo-style transactions is $270,482 million ($228,691 million in fiscal 2023).

(6)	Excludes exposures arising from derivative and repo-style transactions that are cleared through a clearing house or a central counterparty totalling $7,086 million ($9,025 million in fiscal 2023).
(7)	Drawn exposures include loans, acceptances, deposits with regulated financial institutions and certain securities.
(8)
Undrawn commitments cover unutilized authorizations associated with the drawn exposures noted above, including any authorizations that are unconditionally cancellable. EAD for undrawn commitments is model-generated, based on internal empirical data.

(9)	Other off-balance sheet exposures include items such as guarantees, standby letters of credit and documentary credits.
(10)	Over-the-counter (OTC) derivatives are those in proprietary accounts that result in exposure to credit risk in addition to market risk. EAD for OTC derivatives is calculated inclusive of collateral.
(11)	EAD for repo-style transactions is the calculated exposure, net of collateral.
Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policy.
Risk Rating Systems
BMO’s risk rating systems are designed to assess and measure the risk of exposure.
Credit risk-based parameters are monitored, reviewed and validated regularly. Monitoring is conducted on a quarterly basis for both the wholesale and retail models.
Refer to the Model Risk section for a discussion of model risk mitigation processes.
Retail (Consumer and Small Business)
The retail portfolios comprise a diversified group of individual customer accounts and include residential mortgages, personal loans, credit cards, auto loans, recreational vehicle loans, marine loans and small business loans. These loans are managed in pools of homogeneous risk exposures for risk rating purposes. Decision support processes are developed using established statistical techniques and expert systems for underwriting and monitoring

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2024 audited annual consolidated financial statements.

BMO Financial Group 207th Annual Report 2024	79

MANAGEMENT’S DISCUSSION AND ANALYSIS

purposes. Adjudication models, beh
avi
oural scorecards, decision trees and expert knowledge are combined to generate optimal credit decisions in a centralized and automated environment.
The retail risk rating system assesses risk based on individual loan characteristics. We have a range of internally developed PD, LGD and EAD models for each of the major retail portfolios. The principle product lines within each of the retail portfolios are modelled separately, so that the risk-based parameters capture the distinct nature of each product. The models, in general, are based on internal historical data recorded over a multi-year period that includes at least one full economic cycle, in compliance with regulatory requirements. Adjustments are incorporated into the parameters, as appropriate, to account for uncertainties. The retail parameters are tested and calibrated on an annual basis, if required, to incorporate additional data points and recent experience in the parameter estimation process.
Risk drivers used in the retail credit models may include customer attributes such as delinquency status and credit scores, and account attribu te
s such as loan amounts and utilization.

•	A PD estimate is assigned to each homogeneous pool to reflect the long-run average of one-year default rates over the economic cycle.
•	An LGD estimate is calculated by discounting future recovery payments to the time of default, including collection costs.
•
An
EAD estimate
is calculated as the balance at default divided by the credit limit at the beginning of the year. For non-revolving
products, such as mortgages, EAD is equal to 100% of the current outstanding balance and has no undrawn component.

For capital purposes, the LGD and EAD estimates are calibrated to reflect downturn conditions. The PD, LGD and EAD estimates are updated annually and recalibrated as required by comparing the estimates to observed historical experience.
Retail Credit Probability of Default Bands by Risk Rating
TABLE 35

Risk profile	Probability of default band
Exceptionally low	≤ 0.05%
Very low	> 0.05% to 0.20%
Low	> 0.20% to 0.75%
Medium	> 0.75% to 7.00%
High	> 7.00% to 99.99%
Default	100%
Wholesale (Sovereign, Bank, Corporate and Commercial)
Within our wholesale portfolios, an enterprise-wide risk rating framework is applied to all sovereign, bank, corporate and commercial counterparties. One key element of this framework is the assignment of appropriate borrower or counterparty risk ratings (BRRs). We have a range of internally developed general and sector-specific BRR models, as well as portfolio-level LGD and EAD models.
The BRR models capture the key financial and
non-financial
characteristics of the borrowers and generate a borrower-level rating that reflects the relative ranking of the default risk. The models are primarily based on internal data, supplemented by judgment as necessary, for low-default
portfolios.
BRRs are assessed and assigned at the time of loan origination, and reassessed when borrowers request changes to credit facilities or when events trigger a review, such as an external rating change or a covenant breach. BRRs are typically reviewed no less frequently than annually, and more frequent reviews are conducted for borrowers with less acceptable risk ratings.
The assigned ratings are mapped to a PD reflecting the likelihood of default over a one-year
time horizon. As a borrower migrates between risk ratings, the PD associated with the borrower also changes.
We employ a master scale with 14 BRRs above default, and PDs are assigned to each rating within an asset class to reflect the long-run
average of
one-year
default rates over an economic cycle, supplemented by external benchmarking, as necessary.
An LGD estimate captures the priority of claim, collateral, product and sector characteristics of the credit facility extended to a borrower. LGD estimates are at the facility level.
An EAD estimate captures the facility type, sector and utilization rate characteristics of the credit facility extended to a borrower. EAD estimates are at the facility level. An EAD credit conversion factor is calculated for eligible facilities by comparing amounts drawn at the time of default and one year prior to default.
LGD and EAD models have been developed using internal data recorded over a multi-year period that includes at least one full economic cycle, in compliance with regulatory requirements. Results are benchmarked using external data when necessary and adjustments are incorporated into the parameters, as appropriate, to account for uncertainties. For capital purposes, the LGD and EAD parameters are calibrated to reflect downturn conditions. The PD, LGD and EAD estimates are updated annually and recalibrated as required by comparing the estimates to observed historical experience.
As demonstrated in the table below, our internal risk rating system can be aligned with those of external rating agencies.
Wholesale Borrower Risk Rating Scale
TABLE 36

BMO rating	Moody’s Investors Service implied equivalent	Standard & Poor’s implied equivalent

Acceptable
I-1 to I-7	Aaa to Baa3	AAA to BBB-
S-1 to S-4	Ba1 to B1	BB+ to B+

Watchlist
P-1 to P-3	B2 to Ca	B to CC

Default/Impaired
D-1 to D-4	C	C to D

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2024 audited annual consolidated financial statements.

80	BMO Financial Group 207th Annual Report 2024

Credit Quality Information
Portfolio Review
Total enterprise-wide outstanding credit risk exposures were $1,152.4 billion as at October 31, 2024, with $568.5 billion recorded in Canada, $535.8 billion in the United States and $48.1 billion in other jurisdictions.
This represented an increase of $29.1 billion or 3% from the prior year.
BMO’s loan book continues to be well-diversified by industry and geographic region. Gross loans and acceptances increased $14.1 billion or 2% from the prior year to $682.7 billion as at October 31, 2024. The geographic mix of BMO’s Canadian and U.S. portfolios represented 57.5% and 40.7% of total loans, respectively, compared with 55.9% and 42.4% in the prior year. The loan portfolio is well-diversified, with the consumer loan portfolio representing 43.6% of the total portfolio, a slight decrease from 43.9% in the prior year, and business and government loans representing 56.4% of the total portfolio, a slight increase from 56.1% in the prior year.

Commercial Real Estate Lending
Commercial real estate (CRE) lending refers to loans made for the purpose of financing buildings or land intended to generate a profit, derived either from the sale of property or from rental income. CRE primarily refers to two distinct types of real estate businesses: income-producing real estate (office, industrial and retail space, and multi-family residential buildings with more than four dwelling units), including the construction of these assets; and development of land and construction of properties for sale (subdivisions, condominiums and other types of property). Our primary focus is income-producing commercial real estate portfolios with stable operating performance, diversified portfolios, modest leverage and continued access to capital, including those legally structured as real estate investment trusts (REITs), real estate investment funds and real estate operating companies (REOCs), as well as pension funds and other established owners of income-producing commercial real estate.
Our CRE portfolio was $75.4 billion as at October 31, 2024 ($69.7 billion as at October 31, 2023) and accounted for 11% of total gross loans and acceptances (10% as at October 31, 2023). The portfolio is well-managed, with consistent and conservative underwriting standards, strict lending criteria and structural resilience. As at October 31, 2024, impaired loans represented 1% of the portfolio (1% as at October 31, 2023).
Our CRE portfolio is well-diversified across businesses, property types and geographic regions. Given the widespread adoption of remote and hybrid work arrangements, office space is one of the higher-risk portfolio segments within commercial real estate. Office CRE was $7.7 billion as at October 31, 2024, including $5.5 billion in the United States ($8.3 billion and $5.9 billion, respectively, as at October 31, 2023). In addition to monitoring the limits we set for the CRE portfolio, we apply lower limits on each segment, including office space, which helps us mitigate exposure to related risks.
Real Estate Secured Lending
Real estate secured lending comprises residential mortgages and home equity lines of credit (HELOCs) we extend to individuals, secured by residential real estate, which is defined as residential structures with one to four dwelling units. The increases in prime interest rates during fiscal 2022 and 2023 impacted variable-rate mortgages, resulting in extended and negative amortization. Customer actions and decreases in interest rates in fiscal 2024 have reduced extended and negative amortization compared with the prior year. These prime rate increases had no immediate impact on fixed-rate mortgages, which are fixed at one rate until renewal.
We regularly perform stress testing on our residential mortgage and HELOC portfolios to assess the potential effects of high-impact events. These stress tests incorporate scenarios ranging from moderately to severely adverse. The credit losses forecast in these tests vary with the severity of the scenario and are currently considered to be manageable.
The following tables provide a breakdown of residential mortgages and HELOCs by geographic region, as well as insured and uninsured balances. Residential mortgages and HELOCs are secured by residential properties.
Canadian Real Estate Secured Lending
TABLE 37

(Canadian $ in millions)	Residential mortgages (1)	Amortizing home equity lines of credit	Total amortizing real estate secured lending	Non-amortizing real estate secured lending	Total Canadian real estate secured lending
As at October 31, 2024	158,910	36,326	195,236	13,614	208,850
As at October 31, 2023	150,575	35,741	186,316	12,982	199,298

(1)	Residential mortgage balances in prior periods included certain insured multi-unit residential mortgages subsequently reclassified as commercial real estate ($1.6 billion as at October 31, 2023).

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2024 audited annual consolidated financial statements.

BMO Financial Group 207th Annual Report 2024	81

MANAGEMENT’S DISCUSSION AND ANALYSIS

Residential Mortgages
(1)
TABLE 38

	As at October 31, 2024					As at October 31, 2023
(Canadian $ in millions, except as noted)	Outstanding balances				For the 12 months ended	Outstanding balances				For the 12 months ended
Region (2)	Insured (3)	Uninsured	Total	% of total	Average LTV uninsured (4)	Insured (3)	Uninsured	Total	% of total	Average LTV uninsured (4)
Atlantic	3,261	3,802	7,063	3.7%	70%	3,347	3,452	6,799	3.8%	71%
Quebec	8,811	13,647	22,458	11.8%	71%	9,242	12,903	22,145	12.5%	71%
Ontario	14,199	64,107	78,306	41.0%	70%	14,643	56,798	71,441	40.3%	70%
Alberta	9,551	8,175	17,726	9.3%	73%	9,885	7,302	17,187	9.7%	73%
British Columbia	4,504	25,011	29,515	15.4%	68%	4,746	24,391	29,137	16.5%	67%
All other Canada	2,180	1,662	3,842	2.0%	72%	2,264	1,602	3,866	2.2%	73%
Total Canada	42,506	116,404	158,910	83.2%	70%	44,127	106,448	150,575	85.0%	70%
United States	67	32,103	32,170	16.8%	76%	68	26,607	26,675	15.0%	77%
Total	42,573	148,507	191,080	100%	71%	44,195	133,055	177,250	100%	71%

(1)	Reporting methodologies are in accordance with OSFI’s Residential Mortgage Underwriting Practices and Procedures (B-20) Guideline.
(2)	Region is based upon address of the property mortgaged.
(3)	Insured mortgages are defined as mortgages that are insured individually or in bulk through an eligible insurer (i.e., CMHC, Sagen MI Canada TM ).
(4)	Loan-to-value (LTV) is based on original outstanding balances for mortgages and authorized amounts for HELOCs, divided by the value of the collateral at point of origination.
Home Equity Lines of Credit
(1)
TABLE 39

	As at October 31, 2024					As at October 31, 2023
(Canadian $ in millions, except as noted)	Portfolio				For the 12 months ended	Portfolio				For the 12 months ended
Region (2)	Outstanding balances	%	Authorizations	%	Average LTV (4)	Outstanding balances	%	Authorizations	%	Average LTV (4)
Atlantic	1,051	1.9%	2,028	1.7%	62%	996	1.8%	1,922	1.7%	60%
Quebec	9,216	16.3%	18,530	15.9%	68%	9,149	16.6%	18,071	15.9%	67%
Ontario	25,313	44.8%	47,222	40.6%	60%	24,601	44.6%	45,351	40.0%	59%
Alberta	3,200	5.7%	7,156	6.1%	61%	3,203	5.8%	6,970	6.2%	62%
British Columbia	10,432	18.5%	19,867	17.1%	59%	10,029	18.2%	18,899	16.7%	59%
All other Canada	728	1.3%	1,485	1.3%	65%	745	1.3%	1,474	1.3%	66%
Total Canada	49,940	88.5%	96,288	82.7%	61%	48,723	88.3%	92,687	81.8%	61%
United States	6,497	11.5%	20,146	17.3%	59%	6,471	11.7%	20,615	18.2%	60%
Total	56,437	100%	116,434	100%	61%	55,194	100%	113,302	100%	61%
Refer to footnote references in the Residential Mortgages table above.
Residential Mortgages by Remaining Term of Amortization
(1) (2)
TABLE 40

	Amortization period
As at October 31, 2024	< 5 years	6-10 years	11-15 years	16-20 years	21-25 years	26-30 years	31-35 years	> 35 years
Canada (3)	0.7%	2.6%	6.6%	16.1%	33.8%	26.5%	3.6%	10.1%
United States (4)	0.4%	1.7%	4.0%	2.4%	9.0%	82.3%	0.1%	0.1%
Total	0.6%	2.5%	6.2%	13.8%	29.6%	35.9%	3.0%	8.4%

	Amortization period
As at October 31, 2023	< 5 years	6-10 years	11-15 years	16-20 years	21-25 years	26-30 years	31-35 years	> 35 years
Canada (3)	0.7%	2.5%	6.1%	13.6%	32.1%	18.0%	2.1%	24.9%
United States (4)	0.5%	2.2%	5.3%	2.8%	10.4%	78.6%	0.1%	0.1%
Total	0.7%	2.5%	5.9%	12.0%	28.8%	27.1%	1.8%	21.2%

(1)	In Canada, the remaining amortization is based on the current balance, interest rate, customer payment amount and payment frequency. The contractual payment schedule is used in the United States.
(2)	Reporting methodologies are in accordance with OSFI’s B-20 Guideline.
(3)
As a result of increases in interest rates, the portfolio included $9.3 billion ($29.9 billion as at October 31, 2023) of variable-rate mortgages in negative amortization, with all of the contractual payments in the current period being applied to interest, and the portion of interest due that is not met by each payment added to the principal.

(4)
A large proportion of U.S.-based mortgages in the longer-amortization band are primarily associated with modification programs for troubled borrowers and regulator-initiated mortgage refinancing programs.

Leveraged Finance
(1)
We define leveraged finance loans as loans and mezzanine financing provided to private equity-owned businesses for which our assessment indicates a higher level of credit risk. We manage loans through a credit risk framework, which includes structural elements, limits and risk mitigation. As at October 31, 2024, total leveraged loans outstanding, gross of risk mitigation, were $31.9 billion and represented 2% of total assets ($29.5 billion and 2%, respectively, as at October 31, 2023), of which $10.0 billion or 31% outstanding ($9.4 billion or 32% as at October 31, 2023) represented a lower level of credit risk due to high-quality collateral assets, including asset-based lending and real estate. The remainder of the portfolio is well-diversified across sectors and includes loans to borrowers where we have relatively small hold sizes. As at October 31, 2024, $1.3 billion or 4% of all leveraged finance loans were classified as impaired ($589 million or 2% as at October 31, 2023). This portfolio is closely managed by specialized teams and within a limit structure. In addition to originating leveraged finance loans, we also underwrite leveraged finance loans, which is managed through the market risk framework.

(1)	Certain comparative figures have been reclassified to conform with the current year’s presentation.

82	BMO Financial Group 207th Annual Report 2024

Gross Impaired Loans
Total gross impaired loans and acceptances (GIL) were $5,843 million, an increase from $3,960 million in the prior year. The increase in impaired loans was predominantly in business and government lending, with increases in several sectors. GIL as a percentage of gross loans and acceptances was 0.86% in fiscal 2024, an increase from 0.59% in the prior year.
Factors contributing to the change in GIL are outlined in the table below. Loans classified as impaired during the year increased to $7,419 million from $4,047 million in fiscal 2023, reflecting higher impaired loan formations in both the wholesale and the consumer portfolios. On a geographic basis, Canada accounted for 38% of total formations in fiscal 2024, compared with 42% in fiscal 2023.
Detailed breakdowns of impaired loans by geographic region and industry can be found in Table 69 in the Supplemental Information and in Note 4 of the audited annual consolidated financial statements.
Changes in Gross Impaired Loans and Acceptances
TABLE 41

(Canadian $ in millions, except as noted) For the year ended October 31	2024	2023
GIL, beginning of year	3,960	1,991
Classified as impaired during the year	7,419	4,047
Purchased credit impaired during the year	–	415
Transferred to not impaired during the year	(1,086)	(545)
Net repayments	(1,938)	(1,214)
Amounts written off	(2,430)	(753)
Recoveries of loans and advances previously written off	–	–
Disposals of loans	(107)	(24)
Foreign exchange and other movements	25	43
GIL, end of year	5,843	3,960
GIL as a % of gross loans and acceptances	0.86	0.59
Allowance for Credit Losses
We employ a disciplined approach to provisioning and loan loss evaluation across our loan portfolios, with the prompt identification of problem loans a key risk management objective. We maintain both an allowance for credit losses on impaired loans and an allowance for credit losses on performing loans, in accordance with IFRS. An allowance on performing loans is maintained to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Our approach to establishing and maintaining the allowance on performing loans is based on the requirements of IFRS, considering the guideline issued by our regulator, OSFI. Under the IFRS 9,
Financial Instruments
(IFRS 9) expected credit loss (ECL) methodology, an allowance is recorded for ECL on financial assets regardless of whether there has been an actual loss event. We recognize an allowance for loss at an amount generally based on 12 months of ECL, if the credit risk at the reporting date has not increased significantly since initial recognition (Stage 1). We record ECL over the remaining life of performing financial assets that are considered to have experienced a significant increase in credit risk (Stage 2).
An allowance on impaired loans is maintained to reduce the carrying value of individually identified impaired loans (Stage 3) to the expected recoverable amount.
We maintain an allowance for credit losses (ACL) at a level that we consider appropriate to absorb credit-related losses. As at October 31, 2024, the total ACL was $4,936 million, an increase of $669 million from the prior year, reflecting higher allowances on both performing and impaired loans. The allowance on impaired loans was $731 million as at October 31, 2024, and the allowance on performing loans was $4,205 million. These amounts included an allowance on impaired loans of $78 million and an allowance on performing loans of $502 million, related to undrawn commitments and letters of credit that are considered other credit instruments and recorded in other liabilities. The allowance on impaired loans increased $36 million from $695 million in the prior year. The allowance on performing loans increased $633 million from $3,572 million in the prior year, primarily driven by portfolio credit migration, uncertainty in credit conditions and model updates, partially offset by improvement in the macroeconomic outlook, including the adoption of a fourth economic scenario, and the impact of the sale of a portfolio of recreational vehicle loans.
Further details on the key assumptions used in the measurement of ACL can be found in the Critical Accounting Estimates and Judgments section; continuity in ACL by each product type can be found in Tables 71 and 72 in the Supplemental Information and in Note 4 of the audited annual consolidated financial statements.
International Exposures
BMO’s geographic exposures to regions outside of Canada and the United States are subject to a risk management framework that incorporates assessments of economic and political risks in each region or country. These exposures are also managed within limits based on product, entity and country of ultimate risk. Our total net exposure to these regions is set out in the table below.
The table outlines total net exposure for funded lending and undrawn commitments, securities (including cash products, traded credit and credit default swap activity), repo-style transactions and derivatives. Repo-style transactions and derivatives exposures are reported at mark-to-market
value. Derivatives exposures incorporate transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

BMO Financial Group 207th Annual Report 2024	83

MANAGEMENT’S DISCUSSION AND ANALYSIS

Exposure by Region
TABLE 42

	As at October 31, 2024													As at October 31, 2023
(Canadian $ in millions)	Funded lending and commitments				Securities				Repo-style transactions and derivatives
Region	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Total net exposure	Total net exposure
Europe (excluding United Kingdom)	1,025	3,357	–	4,382	354	159	4,802	5,315	671	150	152	973	10,670	11,281
United Kingdom	51	7,278	362	7,691	416	130	1,219	1,765	97	872	68	1,037	10,493	6,135
Latin America	2,891	5,345	–	8,236	–	110	–	110	3	266	13	282	8,628	10,270
Asia-Pacific	3,625	2,317	130	6,072	575	32	3,097	3,704	138	193	197	528	10,304	12,289
Middle East and Africa	1,785	908	105	2,798	–	–	18	18	10	130	983	1,123	3,939	2,471
Other (1)	–	6	52	58	9	–	3,592	3,601	3	–	1,543	1,546	5,205	5,575
Total	9,377	19,211	649	29,237	1,354	431	12,728	14,513	922	1,611	2,956	5,489	49,239	48,021

(1)	Primarily exposure to supranational entities.
Derivative Transactions
The following table presents the notional amounts of BMO’s
over-the-counter
(OTC) derivative contracts, comprising contracts that are centrally cleared and settled through a designated clearing house or central counterparty (CCP) and contracts that are not centrally cleared.
CCPs are established under the supervision of central banks or other similar regulatory authorities and, as financial market infrastructure, must satisfy certain financial resilience requirements. Generally speaking, in order to centrally clear OTC derivative contracts, we acquire a membership in the CCP and, in addition to providing collateral to protect the CCP against risk of loss related to BMO, we are exposed to risk as a member for our contribution to a default fund. We may also be called on to make additional contributions or provide other support in the event of default by another member.
The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under each contract. Notional amounts do not represent assets or liabilities and therefore are not recorded on the Consolidated Balance Sheet. The fair values of OTC derivative contracts are recorded on the Consolidated Balance Sheet.
Over-the-Counter
Derivative Contracts
(Notional amounts)
TABLE 43

(Canadian $ in millions)	Non-centrally cleared		Centrally cleared		Total
As at October 31	2024	2023	2024	2023	2024	2023
Interest Rate Contracts
Swaps	469,244	413,856	16,376,733	9,197,174	16,845,977	9,611,030
Forward rate agreements	7,464	5,439	3,406,985	127,214	3,414,449	132,653
Purchased options	253,694	130,000	–	–	253,694	130,000
Written options	255,721	118,524	–	–	255,721	118,524
Total interest rate contracts	986,123	667,819	19,783,718	9,324,388	20,769,841	9,992,207
Foreign Exchange Contracts (1)
Cross-currency swaps	102,302	95,932	–	–	102,302	95,932
Cross-currency interest rate swaps	900,021	685,022	–	–	900,021	685,022
Forward foreign exchange contracts	673,839	555,031	6,088	9,335	679,927	564,366
Purchased options	76,576	51,143	–	–	76,576	51,143
Written options	88,210	55,370	–	–	88,210	55,370
Total foreign exchange contracts	1,840,948	1,442,498	6,088	9,335	1,847,036	1,451,833
Commodity Contracts
Swaps	20,326	18,573	2	1	20,328	18,574
Purchased options	5,495	5,319	–	–	5,495	5,319
Written options	4,268	4,218	–	–	4,268	4,218
Total commodity contracts	30,089	28,110	2	1	30,091	28,111
Equity Contracts	138,194	116,011	320	129	138,514	116,140
Credit Contracts (2)
Purchased	1,902	1,705	21,448	15,222	23,350	16,927
Written	1,279	1,080	14,932	8,930	16,211	10,010
Total credit default swaps	3,181	2,785	36,380	24,152	39,561	26,937
Total	2,998,535	2,257,223	19,826,508	9,358,005	22,825,043	11,615,228

(1)	Gold contracts are included with foreign exchange contracts.
(2)	Credit contracts exclude loan commitment derivatives with notionals of $2,498 million as at October 31, 2024 ($1,805 million as at October 31, 2023).

84	BMO Financial Group 207th Annual Report 2024

Market Risk

Market Risk
is the potential for adverse changes in the value of our assets and liabilitie
s resulting from changes in market variables such as interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.
Market risk arises from our trading and underwriting activities, as well as our structural banking activities. The magnitude and importance of these activities to the enterprise, along with the potential volatility of market variables, call for diligent governance and a robust market risk management framework that can provide effective identification, measurement, reporting and control of market risk exposures.
Trading and Underwriting Market Risk Governance
Our market risk-taking activities are subject to an extensive governance framework. The Risk Review Committee (RRC) oversees the management of market risk on behalf of the Board of Directors and approves limits governing market risk exposures that are consistent with our risk appetite. The Risk Management Committee (RMC) regularly reviews and assesses significant market risk exposures and positions, and exercises ongoing senior management oversight of our risk-taking activities. Both of these committees are kept apprised of specific market risk exposures and any developments that could expose BMO to unusual, unexpected or unquantified risks associated with those market risk exposures, as well as other current and emerging market risks. In addition, all businesses and individuals authorized to conduct trading and underwriting activities on behalf of BMO are required to work within our governance framework and, as part of their first-line-of-defence
responsibilities, they must adhere to all relevant corporate policies, standards and procedures, and maintain and manage market risk exposures within specified limits and risk tolerances. In support of our risk governance framework, our market risk management framework comprises processes, infrastructure and supporting documentation which together support the identification, assessment, independent monitoring and control of our market risk exposures.
Trading and Underwriting Market Risk
Our trading and underwriting businesses give rise to market risk associated with buying and selling financial products in the course of meeting our customers’ needs, such as market-making and related financing activities, and assisting clients to raise funds by way of securities issuance.
Identification and Assessment of Trading and Underwriting Market Risk
As the first step in the management of market risk, rigorous assessment processes are in place to identify market risk exposures associated with both new products and the evolving risk profile of existing products, including on-
and
off-balance
sheet positions, trading and
non-trading
positions, leveraged loan, bond and equity underwriting, and market risk exposures arising from the domestic and foreign operations of our operating groups.
Various metrics and techniques are then employed to measure identified market risk exposures. These include
Value-at-Risk
and stress tests, as well as sensitivity to market risk factors and position concentrations. Results are reported to the appropriate line of business, the RMC and RRC on a regular basis
.

Value-at-Risk
(VaR)
measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day
holding period. It incorporates the risk to the value of the bank’s trading and underwriting portfolios from changes in interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities and correlations.
Although it is a useful indicator of risk, VaR has limitations, as with any model-driven metric. It assumes that all portfolio positions can be liquidated within one day and that historical data can be used as a proxy to forecast future market events. In addition, VaR calculations are based on portfolio positions at the close of business and do not reflect the impact of intra-day activity.
Stress Tests
are used to determine the potential impact of
low-frequency,
high-severity events on the trading and underwriting portfolios. The portfolios are measured daily against a variety of hypothetical and historical event scenarios, including the 2008 global financial crisis and the COVID-19 pandemic, along with portfolio-specific impacts and asset class scenarios. Scenarios are continuously refined to reflect the latest market conditions and portfolio risk exposures. Market liquidity horizons are reviewed for suitability and scenarios updated where appropriate. In addition, a range of assumptions, including the duration of the scenario and management actions, are incorporated in the stress tests to better reflect the anticipated impact on the trading and underwriting business.
VaR and stress testing metrics should not be viewed as definitive predictors of the maximum amount of losses that could be experienced in the trading and underwriting portfolios in any one day, as their results are based on models and estimates and are subject to confidence levels, and the estimates could be exceeded under unforeseen market conditions.
Our VaR model is back-tested on a daily basis, assuming there are no changes to the previous day’s closing position, and isolates the effects of each day’s price movements against those closing positions. The one-day 99% confidence level VaR at the local and consolidated BMO levels is compared with the estimated daily profit and loss (P&L) that would be recorded if the portfolio composition remained unchanged. If this P&L result is negative and its absolute value is greater than the previous day’s VaR, a back-testing exception occurs. Each exception is investigated, explained and documented.
Models support the measurement of our exposure to the risk of adverse outcomes for income, retained earnings and capital. We use a variety of methods to verify the integrity of our risk models, including the application of back-testing against hypothetical losses and approval by an independent model va lidati
on team. The data and correlations that underpin our models are updated frequently, so that risk metrics reflect current market conditions.
Market Risk RWA is calculated using a standardized approach under Basel III for trading book activities along with foreign exchange risk in the banking book. Policies defining the activities eligible for trading book capital treatment and banking book capital treatment are used to delineate in-scope
activity. Exceptions to general assumptions about trading and banking book categories are reported to OSFI. Such exceptions principally arise from instruments that are designated as trading under IFRS but used to hedge banking book market risks, along with deferred compensation plan hedging. The fair value of instruments under exception is $1,459 million net liability and $11,571 million gross.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2024 audited annual consolidated financial statements.

BMO Financial Group 207th Annual Report 2024	85

MANAGEMENT’S DISCUSSION AND ANALYSIS

Monitoring and Control of Trading and Underwriting Market Risk
Limits are set for our trading and underwriting activities, and are subject to regular monitoring and reporting. The reporting and escalation of exposures to senior management are performed based on our risk policies. Other significant controls include the independent valuation of financial assets and liabilities, as well as compliance with our Model Risk Management Framework to mitigate model risk.
Internal risk transfer (IRT) transactions are used to hedge interest rate, credit spread and equity banking book market risks via the trading book. This activity is governed by policies intended to ensure compliance with OSFI’s Capital Adequacy Requirements (CAR) Guideline. No instruments were reassigned between the trading and banking books in fiscal 2024.
Trading Market Risk Measures
Trading VaR
Average total trading VaR changed modestly from fiscal 2023, with portfolio exposure changes and lower market volatility offset by reduced diversification.
Total Trading Value at Risk (VaR) Summary
(1)
TABLE 44

As at or for the year ended October 31 (Pre-tax Canadian $ equivalent in millions)	2024				2023
	Year-end	Average	High	Low	Year-end	Average	High	Low
Commodity VaR	2.1	3.8	5.4	2.0	4.0	2.4	6.1	1.2
Equity VaR	24.0	16.1	24.0	8.1	13.6	14.0	24.5	8.5
Foreign exchange VaR	1.0	1.2	2.9	0.4	1.7	2.9	5.6	1.3
Interest rate VaR (2)	23.0	30.8	44.7	22.1	38.3	38.2	54.8	26.0
Diversification	(17.6)	(19.7)	nm	nm	(25.0)	(25.4)	nm	nm
Total Trading VaR	32.5	32.2	45.5	23.1	32.6	32.1	47.9	21.2

(1)	One-day measure using a 99% confidence interval. Gains are presented in brackets and losses are presented as positive numbers.
(2)	Interest rate VaR includes general credit spread risk.
nm – not meaningful
Trading-Related Net Revenue
The charts below present daily net revenues plotted against Total Trading VaR, along with a representation of daily net revenue distribution. In fiscal 2024, net trading losses occurred on two days, with none of these losses exceeding Total Trading VaR. The losses on these days were primarily attributable to unfavourable market movements, which had a negative impact on some of our positions.

Trading Net Revenues versus Value at Risk

(pre-tax basis and in millions of Canadian dollars)

50
40
30
20
10
0
(10)
(20)
(30)
(40)
(50)
1-Nov-23
30-Nov-23
29-Dec-23
31-Jan-24
29-Feb-24
28-Mar-24
30-Apr-24
31-May-24
28-Jun-24
31-Jul-24
30-Aug-24
30-Sep-24
31-Oct-24
Daily Revenue
Total Trading VaR

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2024 audited annual consolidated financial statements.

86	BMO Financial Group 207th Annual Report 2024

Structural
(Non-Trading)
Market Risk
Structural market risk comprises interest rate risk arising from our banking activities, such as those involving loans and deposits, and foreign exchange risk arising from our foreign currency operations and exposures.
Structural Market Risk Governance
BMO’s Corporate Treasury group is responsible for the ongoing management of structural market risk across the enterprise, with independent oversight provided by the Market Risk group. In addition to the limits approved by our Board of Directors on earnings at risk and the sensitivity of economic value to changes in interest rates, more granular management limits are in place to guide the daily management of this risk.
The RRC oversees structural market risk management, regularly reviews structural market risk positions and annually approves the structural market risk plan and limits. The RMC and Asset Liability Committee (ALCO) provide ongoing senior management oversight of risk positions and related activities.
Structural Market Risk Measurement
Interest Rate Risk
Structural interest rate risk arises when changes in interest rates affect the market value, cash flows and earnings of assets and liabilities related to our banking activities. The objective of structural interest rate risk management is to maintain high-quality earnings and maximize sustainable product spreads, while managing risk to the economic value of our net assets arising from changes in interest rates.
Structural interest rate risk primarily comprises interest rate mismatch risk and product-embedded option risk.
Interest rate mismatch risk arises when there are differences in the scheduled maturities, repricing dates or reference rates of assets, liabilities and derivatives. The net interest rate mismatch, representing residual assets funded by common shareholders’ equity, is managed to align with a target maturity profile through interest rate swaps and securities.
Product-embedded option risk arises when product features allow customers to alter the timing of cash flows, such as scheduled maturity or repricing dates, usually in response to changes in market conditions. Product-embedded options include loan prepayments, deposit redemption privileges and committed rates on unadvanced mortgages. Product-embedded options and associated customer behaviour are captured in risk modelling, and hedging programs may be used to limit the level of exposure to this risk.
Structural interest rate risk is measured using simulations, analyses of the sensitivity of earnings and economic value, stress testing and gap analysis, in addition to other risk metrics.

Earnings Sensitivity
is a measure of the impact of potential changes in interest rates on the projected
12-month
pre-tax
net income from a portfolio of assets, liabilities and
off-balance
sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.
Economic Value Sensitivity
is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance
sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.
The models that measure structural interest rate risk incorporate projected changes in interest rates and predict the likely reaction of our customers to these changes. For customer loans and deposits with scheduled maturity and repricing dates (such as mortgages and term deposits), the models measure the extent to which customers are likely to use embedded options to alter those scheduled dates and timing. For customer loans and deposits without scheduled maturity and repricing dates (such as credit card loans and chequing accounts), exposure is measured using models that adjust for elasticity in product pricing and reflect historical and forecasted trends in balances. The results generated by these structural market risk models are inherently uncertain, as they reflect potential future pricing and customer behaviour, which may differ from actual experience. These models have been developed using statistical analysis and are independently validated and periodically updated through regular model performance assessment, back-testing and ongoing dialogue with the lines of business. Models developed to predict customer behaviour are also used to support product pricing.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2024 audited annual consolidated financial statements.

BMO Financial Group 207th Annual Report 2024	87

MANAGEMENT’S DISCUSSION AND ANALYSIS

All models are subject to BMO’s Model Risk Management Framework, which is described in more detail in the Enterprise-Wide Risk
Management
Framework section.
The sensitivity of structural interest rate earnings and economic value to an immediate parallel increase or decrease of 100 basis points in the yield curve is disclosed in the table below.
The sensitivity of structural economic value to rising interest rates primarily reflects a lower market value for fixed-rate loans. The sensitivity of structural economic value to falling interest rates primarily reflects the impact of a higher market value for fixed-rate loans and minimum modelled client deposit rates. The exposure of structural economic value to rising interest rates and the benefits of falling interest rates decreased relative to October 31, 2023, primarily due to modelled deposit pricing being less rate sensitive at lower projected interest rate levels following the decrease in term market rates during the year. Structural earnings sensitivity quantifies the potential impact of interest rate changes on structural balance sheet pre-tax
net income over the next 12 months. The sensitivity of structural earnings to falling interest rates primarily reflects the risk of fixed-rate and floating-rate loans repricing at lower rates and the more limited ability to reduce deposit pricing as rates fall. The benefits of rising interest rates to structural earnings primarily reflect the positive impact of reinvesting our net equity and non-rate
sensitive deposits into assets with higher-term rates. The benefits of rising interest rates to structural earnings increased modestly relative to October 31, 2023. The exposure of falling interest rates to structural earnings decreased relative to October 31, 2023, primarily due to the impact of modelled prepayment penalty fee collection on certain prepayable instruments.
During 2024, both economic value sensitivity and earnings sensitivity remained within the limits established by the Board of Directors.
Structural Interest Rate Sensitivity
(1) (2)
TABLE 45

	Economic value sensitivity				Earnings sensitivity
(Pre-tax Canadian $ equivalent in millions)	October 31, 2024			October 31, 2023	October 31, 2024			October 31, 2023
	Canada (3)	United States	Total	Total	Canada (3)	United States	Total	Total
100 basis point increase	(693)	(790)	(1,483)	(1,849)	139	228	367	304
100 basis point decrease	597	63	660	1,492	(101)	(109)	(210)	(325)

(1)	Losses are presented in brackets and gains are presented as positive numbers.
(2)	Interest rate sensitivities assume an immediate and sustained parallel shift in assumed interest rates across the entire yield curve as at the end of the period, using a constant balance sheet.
(3)	Includes Canadian dollar and other currencies.
The table below presents net loans and acceptances by interest rate sensitivity.
TABLE 46

(Canadian $ in millions)	2024	2023
Fixed rate (1)
Contractual amounts that will reprice/repay within 3 months	213,314	213,854
Contractual amounts that will reprice/repay after 3 months	254,872	248,688
Floating rate (2)	202,031	186,327
Non-rate sensitive (3)	8,158	15,907
Total	678,375	664,776

(1)	Includes index-based loans.
(2)	Floating rate only includes loans that reprice immediately upon a change in interest rates.
(3)	Includes credit card balances that are paid when due, customers’ liability under acceptances, impaired loans and allowance for cr e dit losses.
Certain comparative figures have been reclassified for changes in accounting policy.
Insurance Market Risk
Insurance market risk includes interest rate and equity market risk arising from the activities of our BMO Insurance business. During the 2024 fiscal year, we entered into hedging arrangements to offset the impact of changes in interest rates and equity market values on our earnings. The sensitivity includes the impact of these hedging relationships. The impact of insurance market risk on earnings is reflected in insurance investment results on our Consolidated Statement of Income, and the corresponding change in insurance contract liabilities on our Consolidated Balance Sheet. The impact of insurance market risk is not reflected in the Structural Interest Rate Sensitivity table above.
The bank adopted IFRS 17,
Insurance Contracts
(IFRS 17) effective November 1, 2023. IFRS 17 changes the fundamental principles used to recognize and measure insurance contracts, including life insurance contracts, reinsurance contracts held and investment contracts with discretionary participation features. This change impacts the timing of when investment-related income emerges and the associated market risk sensitivities, as the discount rates used to calculate the present value of insurance liabilities are no longer based on the assets supporting those liabilities, but rather on the features of the insurance liabilities themselves. As such, insurance market risk largely reflects the interest rate risk arising from a mismatch in liability and asset cash flows.
On transition, we applied the full retrospective approach to our creditor business and the fair value approach to all other products written prior to November 1, 2022.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2024 audited annual consolidated financial statements.

88	BMO Financial Group 207th Annual Report 2024

The table below reflects the estimated immediate impact on, or sensitivity of, our net income to certain changes in interest rates, and includes the estimated impact of hedging arrangements.
TABLE 47

(Pre-tax Canadian $ in millions)	2024 (1)	2023
50 basis point increase	6	23
50 basis point decrease	(9)	(30)

(1)	Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at the end of the period, with no change in the ultimate risk-free rate.
For further information, refer to the Changes in Accounting Policies in 2024 section and Note 1 of the audited annual consolidated financial statements. In addition, information on insurance risk governance can be found in the Enterprise-Wide Risk Management section.
Non-Trading
Foreign Exchange Risk
Structural foreign exchange risk arises primarily from translation risk related to our net investment in U.S. operations and from transaction risk associated with U.S.-dollar-denominated net income.
Translation risk arises from the potential impact that changes in foreign exchange rates could have on our reported shareholders’ equity and capital ratios. We economically manage the impact of changes in foreign exchange rates on our capital ratios.
Refer to the Enterprise-Wide Capital Management section for further discussion.
Transaction risk arises from the potential impact that fluctuations in the Canadian dollar/U.S. dollar exchange rate could have on the Canadian dollar equivalent of BMO’s U.S.-dollar-denominated financial results. Exchange rate fluctuations will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods during which revenues, expenses and provisions for credit losses arise. Hedging positions may be taken to partially offset the pre-tax
effects of Canadian dollar/U.S. dollar exchange rate fluctuations on financial results, although we did not enter into any hedging arrangements in the current or prior year. If future results are consistent with results in fiscal 2024, each one cent increase (decrease) in the Canadian dollar/U.S. dollar exchange rate would be expected to increase (decrease) the Canadian dollar equivalent of U.S. segment net income before income taxes for the year by $26 million, in the absence of hedging arrangements.
Refer to the 2024 Financial Performance Review – Foreign Exchange section for a more complete discussion of the effects of changes in foreign exchange rates on our results.
Linkages between Balance Sheet Items and Market Risk Disclosures
The
table below presents items reported on the Consolidated Balance Sheet that are subject to market risk, comprising balances that are subject to either traded risk
or
non-traded
risk measurement techniques.
TABLE 48

	As at October 31, 2024				As at October 31, 2023
		Subject to market risk				Subject to market risk			Primary risk factors for non-traded risk balances
(Canadian $ in millions)	Consolidated Balance Sheet	Traded risk (1)	Non-traded risk (2)	Not subject to market risk	Consolidated Balance Sheet	Traded risk (1)	Non-traded risk (2)	Not subject to market risk
Assets Subject to Market Risk
Cash and cash equivalents	65,098	–	65,098	–	77,934	–	77,934	–	Interest rate
Interest bearing deposits with banks	3,640	201	3,439	–	4,109	236	3,873	–	Interest rate
Securities	396,880	153,833	243,047	–	320,084	122,926	197,158	–	Interest rate, credit spread, equity
Securities borrowed or purchased under resale agreements	110,907	–	110,907	–	115,662	–	115,662	–	Interest rate
Loans and acceptances (net of allowance for credit losses)	678,016	6,085	671,931	–	656,665	4,412	652,253	–	Interest rate, foreign exchange
Derivative instruments	47,253	42,879	4,374	–	39,976	34,004	5,972	–	Interest rate, foreign exchange
Customers’ liabilities under acceptances	359	–	359	–	8,111	–	8,111	–	Interest rate
Other assets	107,494	9,485	59,070	38,939	124,465	4,734	82,008	37,723	Interest rate
Total Assets	1,409,647	212,483	1,158,225	38,939	1,347,006	166,312	1,142,971	37,723
Liabilities Subject to Market Risk
Deposits	982,440	45,223	937,217	–	910,879	35,300	875,579	–	Interest rate, foreign exchange
Derivative instruments	58,303	54,713	3,590	–	50,193	43,166	7,027	–	Interest rate, foreign exchange
Acceptances	359	–	359	–	8,111	–	8,111	–	Interest rate
Securities sold but not yet purchased	35,030	35,030	–	–	43,774	43,774	–	–	Interest rate
Securities lent or sold under repurchase agreements	110,791	–	110,791	–	106,108	–	106,108	–	Interest rate
Other liabilities	130,061	–	129,590	471	143,590	33	143,497	60	Interest rate
Subordinated debt	8,377	–	8,377	–	8,228	–	8,228	–	Interest rate
Total Liabilities	1,325,361	134,966	1,189,924	471	1,270,883	122,273	1,148,550	60

(1)	Primarily comprises balance sheet items that are subject to the trading and underwriting risk management framework and recorded at fair value through profit or loss.
(2)	Primarily comprises balance sheet items that are subject to the structural balance sheet insurance risk management framework and secured financing transactions.
Certain comparative figures have been reclassified to conform with the current year’s presentation and for changes in accounting policy.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2024 audited annual consolidated financial statements.

BMO Financial Group 207th Annual Report 2024	89

MANAGEMENT’S DISCUSSION AND ANALYSIS

Insurance Risk

Insurance Risk
is the potential for loss as a result of actual experience differing from that assumed when an insurance product was designed and priced, and comprises claims risk, policyholder behaviour risk and expense risk.
Insurance risk generally entails the inherent unpredictability that can arise from the assumption of long-term policy liabilities or uncertainty regarding future events. Insurance provides protection against the financial consequences of insured risks by transferring those risks to the insurer (under specific terms and conditions) in exchange for premiums. Insurance risk is inherent in all of our insurance products: life insurance, annuities (which include the pension risk transfer business), accident and sickness insurance, and creditor insurance, as well as the reinsurance business. Insurance risk consists of:

•
Claims risk – the risk that the actual magnitude or frequency of claims will differ from those assumed in the pricing or underwriting process, including mortality risk, morbidity risk, longevity risk and catastrophic risk.

•
Policyholder behaviour risk – the risk that the behaviour of policyholders in regard to premium payments, withdrawals or loans, as well as policy lapses and surrenders and other voluntary terminations, will differ from the behaviour assumed in the pricing process.

•	Expense risk – the risk that actual expenses arising from acquiring and administering policies and processing claims will exceed the expenses assumed in the pricing process.
Our risk governance practices provide effective independent oversight and control of risk within BMO Insurance. BMO Insurance’s risk management framework addresses the identification, assessment, management, monitoring and reporting of risks. The framework includes: the Risk Appetite Statement and key risk metrics; insurance risk policies and processes, including limits; capital requirements; stress testing; risk reports; the Own Risk and Solvency Assessment; and ongoing monitoring of experience. Senior management within the various lines of business uses this framework, serving as the first line of defence and assuming the primary responsibility for managing insurance risk.
Second-line-of-defence
oversight is provided by the CRO, BMO Insurance, who reports to the CRO, BMO Wealth Management. Internal risk committees, the boards of directors of the BMO Insurance subsidiaries and senior management provide senior governance and review. In particular, the Risk Committee of BMO Insurance oversees and reports on risk management activities to the insurance companies’ boards of directors on a quarterly basis. In addition, the Audit and Conduct Review Committee of the Board of Directors acts as the Audit and Conduct Review Committee for BMO Life Insurance Company.
A robust product approval process is a cornerstone of the BMO Insurance risk management framework, as it identifies, assesses and manages risks associated with new insurance products or changes to existing products. This process, along with guidelines and practices for underwriting and claims management, promotes the effective identification, assessment and management of insurance risk. Reinsurance transactions that transfer or cede insurance risk from BMO Insurance to independent reinsurance companies also mitigate our exposure to insurance risk by diversifying risk and limiting claims. BMO Insurance has exited the Property and Casualty Reinsurance market, with the last remaining treaty terminated in January 2021, significantly reducing our exposure to catastrophic claims and, in turn, the risks arising from climate change. However, a certain portion of our exposure to catastrophic claims remains as the portfolio runs off and until all outstanding claims that were made prior to the treaty termination dates are settled and paid.
The table below presents the sensitivities before and after risk mitigation by reinsurance and assumes that all other variables remain constant.
TABLE 49

	2024				2023
(Canadian $ in millions)	Contractual service margin		Profit or loss		Contractual service margin		Profit or loss
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Policy-related assumptions
Mortality rates (1% increase) (1)	(17)	10	1	1	(14)	9	–	–
Lapse rates (10% increase) (2)	(151)	(52)	(10)	(4)	(161)	(63)	(4)	(2)
Expenses (5% increase) (3)	(15)	(15)	–	–	(9)	(9)	–	–

(1)	Mortality relates to the occurrence of death and is a key assumption for our life insurance business.
(2)
Policies are terminated through lapses and surrenders, where lapses represent the termination of policies due to non-payment
of premiums and surrenders represent the voluntary termination of policies by policyholders.

(3)	Directly attributable operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated directly attributable overhead expenses.
Caution
This Insurance Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

90	BMO Financial Group 207th Annual Report 2024

Liquidity and Funding Risk

Liquidity and Funding Risk
is the potential risk that we are unable to meet our financial co mmitm
ents in a timely manner at reasonable prices as they come due. Financial commitments include liabilities to depositors and suppliers, as well as lending, investment and pledging commitments.
Managing liquidity and funding risk is integral to maintaining enterprise soundness and safety, depositor confidence and earnings stability. It is BMO’s policy to maintain a level of liquid assets and funding capacity sufficient to meet our financial commitments, even in times of stress.
Liquidity and Funding Risk Governance
The Corporate Treasury group and the operating groups, as the first line of defence, are responsible for the ongoing identification, assessment and management of liquidity and funding risk. The Corporate Treasury group is responsible for monitoring and reporting on exposures to liquidity and funding risk across the enterprise; develops and recommends for approval the Liquidity and Funding Risk Management Framework and the related risk appetite statement and limits; monitors compliance with relevant corporate policies; and assesses the impact of market events on liquidity and funding requirements on an ongoing basis.
Enterprise Risk and Portfolio Management (ERPM), as the second line of defence, exercises oversight, conducts independent risk assessment and provides effective challenge of liquidity and funding management frameworks, policies, limits, monitoring and reporting across the enterprise.
The Risk Management Committee (RMC) and Asset Liability Committee (ALCO) provide senior management oversight, and review and discuss significant liquidity and funding policies, issues and developments that arise in the pursuit of BMO’s strategic priorities. The Risk Review Committee (RRC) provides oversight of the management of liquidity and funding risk, annually approves the applicable policies, limits and contingency plan, and regularly reviews liquidity and funding positions.
Liquidity and Funding Risk Management
BMO’s Liquidity and Funding Risk Management Framework is defined and authorized in alignment with corporate policies approved by our Board of Directors and standards approved by management. These policies and standards set out key management principles, liquidity and funding metrics and related limits, as well as roles and responsibilities in the management of liquidity and funding risk across the enterprise.
We have a robust limit structure in place in order to manage liquidity and funding risk. These limits define BMO’s risk appetite for the key Stress Net Liquidity Position (Stress NLP) measure, regulatory liquidity ratios, secured and unsecured funding appetite (for both trading and structural activities), as well as enterprise collateral pledging. Limits also establish the tolerance for concentrations of maturities, as well as requirements for counterparty liability diversification, business pledging activity, and the size and type of committed and uncommitted credit and liquidity facilities that may be outstanding.
Operating within these limits helps to confirm that liquidity and funding risk is appropriately
managed. An enterprise-wide contingency plan intended to facilitate effective risk management in the event of a disruption is also in place. Early warning indicators identified in the contingency plan are regularly monitored in order to detect any signs of rising levels of liquidity or funding risk in the market, or any exposure to other risks specific to BMO.
BMO legal entities include regulated and foreign subsidiaries and branches, and as a result, movements of funds between entities
in the corporate group are subject to, among other things, the liquidity, funding and capital adequacy requirements of these entities. As such, liquidity and funding positions are managed on both a consolidated and key legal entity basis. Liquidity and funding risk management policies and limits, informed by the laws and regulations that apply to each entity, are in place for key legal entities, and positions are regularly reviewed at the key legal entity level to confirm compliance with applicable laws and regulations.
BMO continued to maintain a strong liquidity position during fiscal 2024. Customer loans and deposits continued to grow, while wholesale funding decreased, reflecting net maturities. Our liquidity metrics, including the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR), exceeded internal targets and regulatory requirements throughout fiscal 2024.
Liquidity and Funding Risk Measurement
A key component of liquidity risk management is the measurement of liquidity risk under stress. We use Stress NLP as a key measure of liquidity risk. Stress NLP represents the amount by which liquid assets exceed potential funding needs under severe systemic and enterprise-specific stress scenarios, and a combination thereof. Potential funding needs may arise from obligations to repay retail, commercial and wholesale deposits that are withdrawn or not renewed, or to fund drawdowns on available credit and liquidity lines, as well as from obligations to pledge collateral due to ratings downgrades or market volatility, along with the continuing need to fund new assets and strategic investments. Potential funding needs are quantified by applying factors to various business activities based on management’s view of the relative level of liquidity risk related to each activity. These factors vary by deposit classification (e.g., retail, small business, non-financial
corporate or wholesale counterparties) and deposit type (e.g., insured, uninsured, operational or non-operational
deposits), as well as by commitment type (e.g., committed or uncommitted credit or liquidity facilities by counterparty type). Stress scenarios also consider the time horizon over which liquid assets can be monetized and management’s assessment of the liquidity value of those assets under conditions of market stress. These potential funding needs are assessed under severe systemic and enterprise-specific stress scenarios, and a combination thereof.
Stress testing results are evaluated against our stated risk appetite and are considered in management’s decisions on limit-setting and internal liquidity transfer pricing, and they also help to inform and shape the design of business plans and contingency plans. The Liquidity and Funding Risk Management Framework is integrated with enterprise-wide stress testing.
In addition to Stress NLP, we regularly monitor positions in relation to the limits and liquidity ratios noted in the Liquidity and Funding Risk Management section above. These include regulatory metrics such as LCR, Net Cumulative Cash Flow and NSFR.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2024 audited annual consolidated financial statements.

BMO Financial Group 207th Annual Report 2024	91

MANAGEMENT’S DISCUSSION AND ANALYSIS

Unencumbered Liquid Assets
Unencumbered liquid assets include high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets liquidity and funding requirements. Liquid assets are primarily held in our trading businesses, as well as in supplemental liquidity pools that are maintained for contingent liquidity risk management purposes.
The liquidity values recognized for different asset classes under BMO’s risk management framework reflect management’s assessment of the liquidity values of those assets under a severe stress scenario. Liquid assets held in our trading businesses comprise cash on deposit with central banks, short-term deposits with other financial institutions, highly-rated debt securities, equity securities and short-term reverse repurchase agreements. Supplemental liquidity pool assets primarily comprise cash on deposit with central banks, securities, and short-term reverse repurchase agreements for highly-rated Canadian federal and provincial government debt and U.S. federal government and agency debt. Substantially all supplemental liquidity pool assets meet the definition of high-quality liquid assets under Basel III. The size of the supplemental liquidity pool is integrated with our assessment of liquidity risk. In order to comply with local regulatory requirements, certain legal entities maintain their own minimum liquidity positions. There may be legal and regulatory restrictions on BMO’s ability to use liquid assets held at one legal entity to support the liquidity requirements of another legal entity.
In the normal course of business, we may encumber a portion of cash and securities holdings as collateral in support of trading activities and participation in clearing and payment systems in Canada and abroad. In addition, we may receive liquid assets as collateral and may re-pledge
these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance
sheet assets, such as
BMO-owned
cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance
sheet eligible collateral received, less assets encumbered as collateral, totalled $396.3 billion as at October 31, 2024, compared with $357.9 billion as at October 31, 2023.
The increase in unencumbered liquid assets was primarily due to higher securities balances, partially offset by lower cash balances. Net unencumbered liquid assets are primarily held at the parent bank level, at BMO Bank N.A. and in our broker/dealer operations. In addition to liquid assets, we have access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States, the Bank of England’s Sterling Monetary Framework and European Central Bank standby liquidity facilities. We do not consider central bank facilities a source of available liquidity when assessing the soundness of our liquidity position.
In addition to cash and securities holdings, we may also pledge other assets, including mortgages and loans, to raise long-term secured funding.
As part of the Liquidity and Funding Risk Management Framework, a Pledging of Assets corporate policy sets out the framework and limits for pledging financial and non-financial
assets.
BMO’s total encumbered assets and unencumbered liquid assets are summarized in the table below. Refer to Note 25 of the audited
annual consolidated financial statements for further information on pledged assets.
Liquid Assets
(1)
TABLE 50

	As at October 31, 2024					As at October 31, 2023
(Canadian $ in millions)	Bank-owned assets	Other cash and securities received	Total gross assets (2)	Encumbered assets	Net unencumbered assets (3)	Net unencumbered assets (3)
Cash and cash equivalents	65,098	–	65,098	80	65,018	77,809
Deposits with other banks	3,640	–	3,640	–	3,640	4,109
Securities and securities borrowed or purchased under resale agreements
Sovereigns / Central banks / Multilateral development banks	180,915	103,484	284,399	134,273	150,126	122,686
NHA mortgage-backed securities and U.S. agency mortgage-backed securities and collateralized mortgage obligations	105,081	11,147	116,228	54,499	61,729	56,729
Corporate and other debt	37,994	21,374	59,368	15,646	43,722	34,358
Corporate equity	72,890	59,066	131,956	79,627	52,329	42,716
Total securities and securities borrowed or purchased under resale agreements	396,880	195,071	591,951	284,045	307,906	256,489
NHA mortgage-backed securities (reported as loans at amortized cost) (4)	25,266	–	25,266	5,492	19,774	19,502
Total liquid assets	490,884	195,071	685,955	289,617	396,338	357,909

(1)
Effective the first quarter of fiscal 2024, we changed our accounting policy for securities transactions from settlement date to trade date, resulting in an increase in other assets and other liabilities due to the earlier recognition of transactions, as well as the reclassification of certain balance sheet items. Fiscal 2023 comparative figures have been reclassified to conform with the current period’s methodology. For further information, refer to the Changes in Accounting Policies in 2024 section.

(2)	Gross assets include bank-owned assets and cash and securities received from third parties.
(3)	Net unencumbered liquid assets are defined as total gross assets less encumbered assets.
(4)
Under IFRS, National Housing Act (NHA) mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s Liquidity and Funding Risk Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2024 audited annual consolidated financial statements.

92	BMO Financial Group 207th Annual Report 2024

Asset Encumbrance
(1)

TABLE 51

		Encumbered (3)		Net unencumbered
(Canadian $ in millions) As at October 31, 2024	Total gross assets (2)	Pledged as collateral	Other encumbered	Other unencumbered (4)	Available as collateral (5)
Cash and deposits with other banks	68,738	–	80	–	68,658
Securities (6)	617,217	233,907	55,630	24,824	302,856
Loans	652,750	69,615	1,804	427,863	153,468
Other assets
Derivative instruments	47,253	–	–	47,253	–
Customers’ liability under acceptances	359	–	–	359	–
Premises and equipment	6,249	–	–	6,249	–
Goodwill	16,774	–	–	16,774	–
Intangible assets	4,925	–	–	4,925	–
Current tax assets	2,219	–	–	2,219	–
Deferred tax assets	3,024	–	–	3,024	–
Receivable from brokers, dealers and clients	31,916	–	–	31,916	–
Other	42,387	10,314	–	32,073	–
Total other assets	155,106	10,314	–	144,792	–
Total assets	1,493,811	313,836	57,514	597,479	524,982

		Encumbered (3)		Net unencumbered
(Canadian $ in millions) As at October 31, 2023	Total gross assets (2)	Pledged as collateral	Other encumbered	Other unencumbered (4)	Available as collateral (5)
Cash and deposits with other banks	82,043	–	125	–	81,918
Securities (6)	535,215	209,091	50,133	14,612	261,379
Loans	632,682	93,931	511	342,398	195,842
Other assets
Derivative instruments	39,976	–	–	39,976	–
Customers’ liability under acceptances	8,111	–	–	8,111	–
Premises and equipment	6,241	–	–	6,241	–
Goodwill	16,728	–	–	16,728	–
Intangible assets	5,216	–	–	5,216	–
Current tax assets	2,052	–	–	2,052	–
Deferred tax assets	3,420	–	–	3,420	–
Receivable from brokers, dealers and clients	53,002	–	–	53,002	–
Other	37,806	10,596	–	27,210	–
Total other assets	172,552	10,596	–	161,956	–
Total assets	1,422,492	313,618	50,769	518,966	539,139

(1)
Effective the first quarter of fiscal 2024, we changed our accounting policy for securities transactions from settlement date to trade date, resulting in an increase in other assets and other liabilities due to the earlier recognition of transactions, as well as the reclassification of certain balance sheet items. Fiscal 2023 comparative figures have been reclassified to conform with the current period’s methodology. For further information, refer to the Changes in Accounting Policies in 2024 section.

(2)	Gross assets include on-balance sheet and off-balance sheet assets.
(3)
Pledged as collateral refers to the portion of
on-balance
sheet assets and other cash and securities that is pledged through repurchase agreements, securities lending, derivative contracts and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as minimum required deposits at central banks, short sales and certain U.S. agency securities that have been sold to third parties but are consolidated under IFRS.

(4)
Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include securities of $24.8 billion as at October 31, 2024, and include securities held at BMO’s insurance subsidiary, seller financing securities and certain investments held at our merchant banking business. Other unencumbered assets include mortgages and loans that may be securitized to access secured funding.

(5)
Loans included in available as collateral represent loans currently lodged at central banks that may be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from BMO’s loan portfolio, such as incremental securitization, covered bond issuances and U.S. Federal Home Loan Bank (FHLB) advances.

(6)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).
Net Unencumbered Liquid Assets by Legal Entity

(1)
TABLE 52

(Canadian $ in millions)	As at October 31, 2024	As at October 31, 2023
BMO (parent)	240,796	225,913
BMO Bank N.A.	128,521	109,476
Broker dealers	27,021	22,520
Total net unencumbered liquid assets by legal entity	396,338	357,909

(1)
Effective the first quarter of fiscal 2024, we changed our accounting policy for securities transactions from settlement date to trade date, resulting in an increase in other assets and other liabilities due to the earlier recognition of transactions, as well as the reclassification of certain balance sheet items. Fiscal 2023 comparative figures have been reclassified to conform with the current period’s methodology. For further information, refer to the Changes in Accounting Policies in 2024 section.

BMO Financial Group 207th Annual Report 2024	93

MANAGEMENT’S DISCUSSION AND ANALYSIS

Funding Strategy
BMO’s funding strategy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must have a term (typically two to ten years) that will support the effective term to maturity of these assets. Secured and unsecured wholesale funding for liquid trading assets is largely shorter-term (maturing in one year or less), is aligned with the liquidity of the assets being funded and is subject to limits on aggregate maturities across different periods. Supplemental liquidity pools are funded largely with wholesale term funding.
We maintain a large and stable base of customer deposits that, in combination with our strong capital position, is a source of strength. This supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. Customer deposits totalled $715.3 billion as at October 31, 2024, increasing from $654.3 billion in fiscal 2023, driven by strong underlying deposit growth across all business groups.
Total secured and unsecured wholesale funding outstanding, which largely consists of negotiable marketable securities, was $255.5 billion as at October 31, 2024, with $
67.5
 billion sourced as secured funding and $
188
.
0
 billion sourced as unsecured funding. Total wholesale funding outstanding decreased from $269.6 billion as at October 31, 2023, primarily due to net maturities of wholesale funding during the year. The mix and maturities of BMO’s wholesale term funding are outlined later in this section. Additional information on deposit maturities can also be found in the Contractual Maturities of Assets and Liabilities and
Off-Balance
Sheet Commitments section. We maintain a sizeable portfolio of unencumbered liquid assets, totalling $396.3 billion as at October 31, 2024 and $357.9 billion as at October 31, 2023, that can be monetized to meet potential funding requirements, as described in the Unencumbered Liquid Assets section above.
Wholesale Funding Maturities
(1)
TABLE 53

	As at October 31, 2024								As at October 31, 2023
(Canadian $ in millions)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total	Total
Deposits from banks	2,531	1,283	556	1,222	5,592	7	–	5,599	7,714
Certificates of deposit and commercial paper	12,023	23,099	23,525	30,838	89,485	864	–	90,349	94,372
Bearer deposit notes	1,437	2,332	462	407	4,638	–	–	4,638	954
Asset-backed commercial paper (ABCP)	1,702	2,453	5,114	343	9,612	–	–	9,612	6,005
Senior unsecured medium-term notes	609	5,120	3,096	12,443	21,268	7,374	39,271	67,913	70,749
Senior unsecured structured notes (2)	–	–	14	297	311	498	10,283	11,092	9,415
Secured funding
Mortgage and HELOC securitizations	25	781	909	1,474	3,189	2,752	12,246	18,187	17,916
Covered bonds	–	–	–	4,117	4,117	12,267	10,585	26,969	28,412
Other asset-backed securitizations (3)	–	–	–	–	–	1,330	5,786	7,116	7,661
Federal Home Loan Bank advances	–	–	–	1,460	1,460	1,391	2,782	5,633	18,148
Subordinated debt	–	–	–	–	–	25	8,378	8,403	8,227
Total	18,327	35,068	33,676	52,601	139,672	26,508	89,331	255,511	269,573
Of which:
Secured	1,727	3,234	6,023	7,394	18,378	17,740	31,399	67,517	78,142
Unsecured	16,600	31,834	27,653	45,207	121,294	8,768	57,932	187,994	191,431
Total (4)	18,327	35,068	33,676	52,601	139,672	26,508	89,331	255,511	269,573

(1)
Wholesale unsecured funding primarily includes funding raised through the issuance of negotiable marketable securities. Wholesale funding excludes repo transactions and bankers’ acceptances, which are disclosed in the Contractual Maturities of Assets and Liabilities and
Off-Balance
Sheet Commitments section, and also excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.

(2)	Primarily issued to institutional investors.
(3)	Includes credit card, auto and transportation finance loan securitizations.
(4)
Total wholesale funding comprised Canadian-dollar-denominated funding of $51.8 billion and U.S.-dollar-denominated and other foreign-currency-denominated funding of $203.7 billion as at October 31, 2024.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2024 audited annual consolidated financial statements.

94	BMO Financial Group 207th Annual Report 2024

Diversification of our wholesale term funding sources is an important part of our overall liquidity management strategy. Our wholesale term funding is well-diversified by jurisdiction, currency, investor segment, instrument type and maturity profile. We maintain ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card loans, auto loans and home equity line of credit (HELOC) securitizations, U.S. transportation finance loans, covered bonds, and Canadian and U.S. senior unsecured deposits.

Wholesale Capital Market Term Funding Composition (%)

2024
21%
25%
19%
35%
2023
20%
32%
16%
32%
Covered Bonds
Mortgage, Credit Card, Auto loan and HELOC Securitization, and FHLB Advances
Senior Debt (Canadian dollar)
Senior Debt (Global issuances)

Certain comparative figures have been reclassified to conform with the current year’s presentation.
Our wholesale term funding plan seeks to ensure sufficient funding capacity is available to execute our business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for businesses in our forecasting and planning processes, and assesses funding needs in relation to the sources available. The plan is reviewed annually by the senior management committees with specific related responsibilities and approved by the RRC, and is regularly updated to reflect actual results and incorporate updated forecast information.
Regulatory Developments
OSFI has announced proposed changes to its Liquidity Adequacy Requirements (LAR) Guideline that are expected to become effective in fiscal 2025. Under the proposal, BMO will be required to regularly file reports related to intraday liquidity management with OSFI. These changes are not expected to have a material impact on our liquidity and funding practices.
Credit Ratings
The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in raising both capital and funding to support the bank’s business operations. Maintaining strong credit ratings allows us to access the wholesale markets at competitive pricing levels. Should BMO’s credit ratings experience a downgrade, our cost of funding may increase and our access to funding and capital through the wholesale markets could be constrained. A material downgrade of BMO’s ratings could also have other consequences, including those set out in Note 8 of the audited annual consolidated financial statements.
The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues. In fiscal 2024, Moody’s, Standard & Poor’s (S&P), Fitch and DBRS affirmed their ratings and maintained their stable outlook on BMO.
TABLE 54

As at October 31, 2024
Rating agency	Short-term debt	Senior debt (1)	Long-term deposits / Legacy senior debt (2)	Subordinated debt (NVCC)	Outlook
Moody’s	P-1	A2	Aa2	Baa1 (hyb)	Stable
S&P	A-1	A-	A+	BBB+	Stable
Fitch	F1+	AA-	AA	A	Stable
DBRS	R-1 (high)	AA (low)	AA	A (low)	Stable

(1)	Subject to conversion under the Bank Recapitalization (Bail-In) Regime.
(2)
Long-term deposits / Legacy senior debt includes senior debt issued prior to September 23, 2018 and senior debt issued on or after September 23, 2018 that is excluded from the Bank Recapitalization
(Bail-In)
Regime.

We are required to deliver collateral to certain counterparties in the event of a downgrade of BMO’s current credit rating. The incremental collateral required is based on mark-to-market
exposure, collateral valuations and collateral threshold arrangements, as applicable. As at October 31, 2024, we would be required to provide additional collateral to counterparties totalling $189 million, $440 million and $979 million as a result of a one-notch,
two-notch
and three-notch downgrade, respectively.

BMO Financial Group 207th Annual Report 2024	95

MANAGEMENT’S DISCUSSION AND ANALYSIS

Liquidity Coverage Ratio
The Liquidity Coverage Ratio (LCR) is calculated on a daily basis as the ratio of high-quality liquid assets (HQLA) held to total net stressed cash outflows over the next 30 calendar days, in accordance with OSFI’s Liquidity Adequacy Requirements Guideline, and is summarized in the table below. BMO’s HQLA primarily comprises cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial
corporate debt, and
non-financial
equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements, offset by permitted inflows from loans, securities lending activities and other non-HQLA
debt maturing over a
30-day
horizon. Weightings prescribed by OSFI are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR does not reflect liquidity in BMO Financial Corp. (BFC) in excess of 100%, because of limitations on the transfer of liquidity between BFC and the parent bank. Canadian domestic systemically important banks, including BMO, are required to maintain a minimum LCR of 100%. The average daily LCR for the quarter ended October 31, 2024 was 132%, equivalent to a surplus of $61.0 billion above the regulatory minimum. The LCR increased 4% from 128% in fiscal 2023, as higher HQLA more than offset an increase in net cash outflows. While banks are required to maintain an LCR of greater than 100% in normal conditions, they are also expected to be able to utilize HQLA during a period of stress, which may result in an LCR of less than 100% during such a period. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of its liquid assets or the funding alternatives that may be available during a period of stress. BMO’s total liquid assets are shown in the table below.
TABLE 55

	As at October 31, 2024
(Canadian $ in billions, except as noted)	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)
High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	253.4
Cash Outflows
Retail deposits and deposits from small business customers, of which:	302.3	21.7
Stable deposits	139.9	4.2
Less stable deposits	162.4	17.5
Unsecured wholesale funding, of which:	312.7	137.4
Operational deposits (all counterparties) and deposits in networks of cooperative banks	153.5	38.0
Non-operational deposits (all counterparties)	140.0	80.2
Unsecured debt	19.2	19.2
Secured wholesale funding	*	23.0
Additional requirements, of which:	258.7	52.4
Outflows related to derivatives exposures and other collateral requirements	32.4	8.7
Outflows related to loss of funding on debt products	2.7	2.7
Credit and liquidity facilities	223.6	41.0
Other contractual funding obligations	0.8	–
Other contingent funding obligations	544.3	11.3
Total cash outflows	*	245.8
Cash Inflows
Secured lending (e.g., reverse repos)	164.0	24.1
Inflows from fully performing exposures	18.1	9.9
Other cash inflows	19.4	19.4
Total cash inflows	201.5	53.4

		Total adjusted value (4)
Total HQLA		253.4
Total net cash outflows		192.4
Liquidity Coverage Ratio (%)		132

For the quarter ended October 31, 2023		Total adjusted value (4)
Total HQLA		228.4
Total net cash outflows		178.5
Liquidity Coverage Ratio (%)		128
* Disclosure is not required under the LCR disclosure standard.
(1)	Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2)	Values are calculated based on the simple average of the daily LCR over 62 business days in the fourth quarter of fiscal 2024.
(3)	Weighted values are calculated after the application of the weights prescribed under the OSFI Liquidity Adequacy Requirements (LAR) Guideline for HQLA and cash inflows and outflows.
(4)	Adjusted values are calculated based on total weighted values after applicable caps, as defined in the LAR Guideline.

96	BMO Financial Group 207th Annual Report 2024

Net Stable Funding Ratio
The Net Stable Funding Ratio (NSFR) is a regulatory metric that assesses the stability of a bank’s funding profile in relation to the liquidity value of its assets and is calculated in accordance with OSFI’s Liquidity Adequacy Requirements Guideline. Unlike the LCR, which is a short-term metric, the NSFR assesses a bank’s medium-term and long-term resilience. The NSFR is defined as the ratio of the amount of available stable funding (ASF) to the amount of required stable funding (RSF). ASF represents the proportion of own and third-party resources that are expected to be reliably available to a bank over a one-year
time horizon (including customer deposits, long-term wholesale funding and capital). The stable funding requirements for each institution are set by OSFI based on the liquidity and maturity characteristics of its balance sheet assets and off-balance
sheet exposures. Weightings prescribed by OSFI are applied to notional asset and liability balances to determine ASF, RSF and the NSFR. Canadian domestic systemically important banks, including BMO, are required to maintain a minimum NSFR of 100%. BMO’s NSFR was 117% as at October 31, 2024, equivalent to a surplus of $115.4 billion above the regulatory minimum. The NSFR increased from 115% as at October 31, 2023, as higher ASF more than offset the increase in RSF.
TABLE 56

	For the quarter ended October 31, 2024
	Unweighted value by residual maturity				Weighted value (2)
(Canadian $ in billions, except as noted)	No maturity (1)	Less than 6 months	6 to 12 months	Over 1 year
Available Stable Funding (ASF) Item
Capital:	–	–	–	95.4	95.4
Regulatory capital	–	–	–	95.4	95.4
Other capital instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	227.4	70.2	41.8	74.4	379.8
Stable deposits	114.2	27.5	17.3	15.4	166.5
Less stable deposits	113.2	42.7	24.5	59.0	213.3
Wholesale funding:	310.0	275.0	66.4	106.4	293.0
Operational deposits	151.0	–	–	–	75.5
Other wholesale funding	159.0	275.0	66.4	106.4	217.5
Liabilities with matching interdependent assets	–	1.3	0.6	13.9	–
Other liabilities:	3.0	*	*	77.5	20.5
NSFR derivative liabilities	*	*	*	5.3	*
All other liabilities and equity not included in the above categories	3.0	51.5	0.3	20.4	20.5
Total ASF	*	*	*	*	788.7
Required Stable Funding (RSF) Item
Total NSFR high-quality liquid assets (HQLA)	*	*	*	*	18.5
Deposits held at other financial institutions for operational purposes	–	0.2	–	–	0.1
Performing loans and securities:	202.3	211.3	74.3	362.1	538.3
Performing loans to financial institutions secured by Level 1 HQLA	–	94.1	3.2	–	4.0
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	32.0	61.5	8.7	21.3	65.0
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which:	124.8	39.4	44.3	167.8	287.9
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	–	–	–	–
Performing residential mortgages, of which:	13.6	13.8	17.7	143.7	127.9
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	13.6	13.8	17.7	143.7	127.9
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	31.9	2.5	0.4	29.3	53.5
Assets with matching interdependent liabilities	–	1.3	0.6	13.9	–
Other assets:	46.6	*	*	101.7	94.6
Physical traded commodities, including gold	9.5	*	*	*	8.1
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs	*	*	*	17.7	15.0
NSFR derivative assets	*	*	*	3.8	–
NSFR derivative liabilities before deduction of variation margin posted	*	*	*	14.6	0.7
All other assets not included in the above categories	37.1	41.0	0.3	24.3	70.8
Off-balance sheet items	–	–	–	623.3	21.8
Total RSF	*	*	*	*	673.3
Net Stable Funding Ratio (%)	*	*	*	*	117

For the quarter ended October 31, 2023					Weighted value (2)
Total ASF					724.1
Total RSF					627.8
Net Stable Funding Ratio (%)					115
* Disclosure is not required under the NSFR disclosure standard.
(1)
Items in the no maturity column do not have a stated maturity. These may include, but are not limited to, non-maturity
deposits, short positions, open maturity positions,
non-HQLA
equities, physical traded commodities and demand loans.

(2)	Weighted values are calculated after the application of the weights prescribed under the OSFI LAR Guideline for ASF and RSF.

BMO Financial Group 207th Annual Report 2024	97

MANAGEMENT’S DISCUSSION AND ANALYSIS

Contractual Maturities of Assets and Liabilities and
Off-Balance
Sheet Commitments
The tables below show the remaining contractual maturities of on-balance
sheet assets and liabilities and
off-balance
sheet commitments. The contractual maturity of financial assets and liabilities is an input to, but is not necessarily consistent with, the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows, under both normal market conditions and a number of stress scenarios to manage liquidity and funding risk. Stress scenarios incorporate assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related discounts (“haircuts”) and potential collateral requirements that may arise from both market volatility and credit rating downgrades, among other assumptions.
TABLE 57

										2024
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments Assets
Cash and cash equivalents	62,827	–	–	–	–	–	–	–	2,271	65,098
Interest bearing deposits with banks	2,513	628	481	18	–	–	–	–	–	3,640
Securities	6,787	14,011	7,840	6,707	9,720	21,264	84,775	172,886	72,890	396,880
Securities borrowed or purchased under resale agreements	85,185	16,803	5,701	2,330	888	–	–	–	–	110,907
Loans (1)
Residential mortgages	1,683	3,284	6,413	6,653	9,252	52,489	77,867	33,227	212	191,080
Consumer instalment and other personal	581	974	1,703	1,827	2,671	14,815	24,595	18,830	26,691	92,687
Credit cards	–	–	–	–	–	–	–	–	13,612	13,612
Business and government	8,647	14,418	16,461	19,448	21,828	63,613	105,740	32,444	102,394	384,993
Allowance for credit losses	–	–	–	–	–	–	–	–	(4,356)	(4,356)
Total loans, net of allowance	10,911	18,676	24,577	27,928	33,751	130,917	208,202	84,501	138,553	678,016
Other assets
Derivative instruments	5,573	7,996	7,211	2,482	1,660	6,365	8,374	7,592	–	47,253
Customers’ liabilities under acceptances	359	–	–	–	–	–	–	–	–	359
Receivable from brokers, dealers and clients	31,916	–	–	–	–	–	–	–	–	31,916
Other	3,847	1,012	948	31	14	13	13	7,717	61,983	75,578
Total other assets	41,695	9,008	8,159	2,513	1,674	6,378	8,387	15,309	61,983	155,106
Total assets	209,918	59,126	46,758	39,496	46,033	158,559	301,364	272,696	275,697	1,409,647
TABLE 58

										2024
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (2) (3)	47,637	74,759	69,479	68,110	48,835	51,789	87,297	25,602	508,932	982,440
Other liabilities
Derivative instruments	6,769	10,541	10,828	3,311	2,160	6,470	9,112	9,112	–	58,303
Acceptances	359	–	–	–	–	–	–	–	–	359
Securities sold but not yet purchased (4)	35,030	–	–	–	–	–	–	–	–	35,030
Securities lent or sold under repurchase agreements (4)	99,364	7,777	721	106	1,016	1,807	–	–	–	110,791
Securitization and structured entities’ liabilities	44	981	1,072	2,183	152	4,353	9,913	21,466	–	40,164
Insurance-related liabilities	93	89	18	18	30	83	195	701	17,543	18,770
Payable to brokers, dealers and clients	34,407	–	–	–	–	–	–	–	–	34,407
Other	12,409	2,968	805	144	1,611	2,492	4,058	2,799	9,434	36,720
Total other liabilities	188,475	22,356	13,444	5,762	4,969	15,205	23,278	34,078	26,977	334,544
Subordinated debt	–	–	–	–	–	25	25	8,327	–	8,377
Total equity	–	–	–	–	–	–	–	–	84,286	84,286
Total liabilities and equity	236,112	97,115	82,923	73,872	53,804	67,019	110,600	68,007	620,195	1,409,647

(1)	Loans receivable on demand have been included under no maturity.
(2)	Deposits payable on demand and payable after notice have been included under no maturity.
(3)
Deposits totalling $29,136 million as at October 31, 2024 have a fixed maturity date; however, they can be redeemed early (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date.

(4)	Presented based on their earliest maturity date.
TABLE 59

										2024
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	3,720	5,220	10,229	16,052	16,284	47,054	130,664	7,048	–	236,271
Letters of credit (2)	2,109	5,235	6,113	6,761	6,163	2,310	3,689	36	–	32,416
Backstop liquidity facilities	283	213	213	3,408	1,132	3,047	9,110	818	–	18,224
Other commitments (3)	30	78	94	87	187	399	486	98	–	1,459

(1)
Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(2)	Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturity.
(3)	Other commitments comprise purchase obligations and lease commitments for leases signed but not yet commenced.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2024 audited annual consolidated financial statements.

98	BMO Financial Group 207th Annual Report 2024

TABLE 60

										2023
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments Assets
Cash and cash equivalents	75,473	–	–	–	–	–	–	–	2,461	77,934
Interest bearing deposits with banks	2,775	680	383	153	118	–	–	–	–	4,109
Securities	4,115	8,556	7,225	5,585	6,602	29,930	64,250	139,501	54,320	320,084
Securities borrowed or purchased under resale agreements	93,707	12,311	6,903	2,491	–	250	–	–	–	115,662
Loans (1)
Residential mortgages	1,121	2,188	3,403	4,246	4,761	27,229	107,347	26,689	266	177,250
Consumer instalment and other personal	285	621	1,028	1,343	1,542	8,094	35,467	29,992	25,670	104,042
Credit cards	–	–	–	–	–	–	–	–	12,294	12,294
Business and government	19,671	10,920	12,550	16,370	16,953	49,366	114,289	27,880	98,887	366,886
Allowance for credit losses	–	–	–	–	–	–	–	–	(3,807)	(3,807)
Total loans, net of allowance	21,077	13,729	16,981	21,959	23,256	84,689	257,103	84,561	133,310	656,665
Other assets
Derivative instruments	2,797	4,539	2,670	2,827	1,555	7,804	9,325	8,459	–	39,976
Customers’ liabilities under acceptances	4,682	3,423	6	–	–	–	–	–	–	8,111
Receivable from brokers, dealers and clients	53,002	–	–	–	–	–	–	–	–	53,002
Other	3,580	814	336	42	4	10	19	7,629	59,029	71,463
Total other assets	64,061	8,776	3,012	2,869	1,559	7,814	9,344	16,088	59,029	172,552
Total assets	261,208	44,052	34,504	33,057	31,535	122,683	330,697	240,150	249,120	1,347,006
TABLE 61

										2023
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (2) (3)	48,986	63,728	64,939	60,911	52,040	47,624	80,829	18,624	473,198	910,879
Other liabilities
Derivative instruments	3,103	8,450	3,033	2,278	2,014	7,694	11,748	11,873	–	50,193
Acceptances	4,682	3,423	6	–	–	–	–	–	–	8,111
Securities sold but not yet purchased (4)	43,774	–	–	–	–	–	–	–	–	43,774
Securities lent or sold under repurchase agreements (4)	99,006	4,751	476	539	–	1,336	–	–	–	106,108
Securitization and structured entities’ liabilities	97	717	1,199	2,195	592	4,896	9,870	7,528	–	27,094
Insurance-related liabilities	81	86	15	15	39	77	163	546	13,436	14,458
Payable to brokers, dealers and clients	53,754	–	–	–	–	–	–	–	–	53,754
Other	13,185	2,188	101	95	69	14,032	2,601	5,614	10,399	48,284
Total other liabilities	217,682	19,615	4,830	5,122	2,714	28,035	24,382	25,561	23,835	351,776
Subordinated debt	–	–	–	–	–	–	25	8,203	–	8,228
Total equity	–	–	–	–	–	–	–	–	76,123	76,123
Total liabilities and equity	266,668	83,343	69,769	66,033	54,754	75,659	105,236	52,388	573,156	1,347,006

(1)	Loans receivable on demand have been included under no maturity.
(2)	Deposits payable on demand and payable after notice have been included under no maturity.
(3)
Deposits totalling $30,852 million as at October 31, 2023 have a fixed maturity date; however, they can be redeemed early (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date.

(4)	Presented based on their earliest maturity date.
Certain comparative figures have been reclassified for changes in accounting policy.
TABLE 62

										2023
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	2,216	4,874	9,377	14,499	14,190	41,713	129,634	5,927	–	222,430
Letters of credit (2)	1,641	5,088	5,739	5,397	6,065	3,663	3,778	48	–	31,419
Backstop liquidity facilities	212	241	666	2,207	2,039	3,951	8,643	846	–	18,805
Other commitments (3)	46	91	106	101	155	354	626	141	–	1,620

(1)
Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(2)	Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturity.
(3)	Other commitments comprise purchase obligations and lease commitments for leases signed but not yet commenced.
Caution
This Liquidity and Funding Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2024 audited annual consolidated financial statements.

BMO Financial Group 207th Annual Report 2024	99

MANAGEMENT’S DISCUSSION AND ANALYSIS

Operational
Non-Financial
Risk

Operational
Non-Financial
Risk
encompasses a wide range of
non-financial
risks, including those related to business change, customer trust, reputation and data, all of which can result in financial loss. These losses can stem from inadequate or failed internal processes or systems, human error or misconduct, and external events that may directly or indirectly impact the fair value of assets we hold in our credit or investment portfolios. Examples of these risks include cyber and information security risk, technology risk, fraud risk and business continuity risk, but exclude legal and regulatory risk, credit risk, market risk, liquidity risk and other types of financial risk.
Operational
non-financial
risk (ONFR) is inherent in all our business and banking activities and can lead to significant impacts on our operating and financial results, including financial loss, restatements of financial results and damage to BMO’s reputation. Like other financial service organizations, we are exposed to a variety of operational risks arising from potential failure of our internal processes, technology systems and employees, as well as from external threats. Potential losses may be the result of process and control failures, unauthorized transactions by employees, business disruption, information security breaches, theft or fraud and cyber security threats, exposure to risks related to third-party relationships and damage to physical assets. For example, given the large volume of transactions that we process daily and the complexity and speed of our business operations, it is possible that certain operational or human errors may be repeated or compounded before they are discovered and rectified.
ONFR is not only inherent in our business and banking activities, it is also inherent in the processes and controls we use to manage risks. There is the possibility that errors could occur, as well as the possibility that a failure in our internal processes or systems could lead to a failure to manage or mitigate risk, financial loss and reputational harm. Shortcomings or failures of internal processes, systems or employees, or of services and products provided by third parties, including any of our financial, accounting or other data processing systems, could lead to financial loss, restatements of financial results and damage to BMO’s reputation.
The nature of our business activities also exposes us to the risk of theft and fraud when we transact with customers or counterparties. BMO relies on the accuracy and completeness of any information provided by, and any other representations made by, customers and counterparties. While we conduct due diligence in relation to such customer information and, where practicable and economically feasible, engage valuation experts and other experts or sources of information to assist in assessing the value of collateral and other customer risks, our financial results may be adversely impacted if the information provided by customers or counterparties is materially misleading and this is not discovered during the due diligence process.
We have established various risk management frameworks to manage and mitigate these risks, including internal controls, limits and governance processes. However, despite the contingency plans we have in place to maintain our ability to serve our clients and minimize disruptions and adverse impacts, and the contingency plans of our third-party service providers, our ability to conduct business may be adversely affected by a disruption to the infrastructure that supports our operations and the communities in which we do business, including, but not limited to, disruption caused by public health or other emergencies, civil disorder, acts of war or terrorism.
We regularly review top and emerging risk exposures that could impact BMO’s business and operations, and we assess our preparedness to proactively manage the risks we face or could face in the future. Consistent with the management of risk across the enterprise, we employ a three-lines-of-defence
approach in managing our exposures to
non-financial
risk.
Refer to the Risks That May Affect Future Results – Top and Emerging Risks That May Affect Future Results section for further discussion of these risks.
Operational
Non-Financial
Risk Governance
The Operational Risk Committee (ORC), a
sub-committee
of the Risk Management Committee (RMC), is the primary governance committee exercising oversight of all operational non-financial
risk management matters, including: providing direction on, and monitoring against, strategic objectives and deliverables; and improving operational resilience, with the objective of maintaining BMO’s reputation for preventing avoidable operating failures and mistakes. As part of its governance responsibilities, the ORC reviews and recommends corporate policies and standards to the Risk Review Committee (RRC), the RMC and senior executives for review and approval as required, as well as the methodologies and tools that comprise the governing principles of the Operational
Non-Financial
Risk Management (ONFRM) framework. The documentation that gives effect to these governing principles is reviewed on a regular basis in order to confirm that it incorporates sound governance practices and is consistent with BMO’s risk appetite. Regular analysis and reporting of our enterprise operational risk profile to the various committees (ORC, RMC and RRC) are important elements of our risk governance framework. Operational risk reporting provides an integrated view of top and emerging risks, trends in loss data, capital consumption, key risk indicators (KRIs) and operating group profiles. We continue to invest in our reporting platforms, supporting timely and comprehensive reporting capabilities in order to enhance risk transparency and facilitate the proactive management of operational risk exposures.
Operational
Non-Financial
Risk Management
As the first line of defence, the operating groups and Corporate Services are accountable for the day-to-day
management of
non-financial
risk, including the Chief Risk Officers of our businesses, who provide governance and oversight for their respective business units, along with Corporate Services, which provides additional governance and oversight in certain targeted areas. Operational Risk Officers independently assess the operational risk profiles of our operating groups, identify material exposures and potential weaknesses in our product, service and process-based risk and control environment, and recommend appropriate mitigation strategies and actions.
Independent risk management oversight is provided by ONFRM, which is responsible for developing and implementing effective risk-related strategies, tools and policies, and for exercising second-line oversight, effective challenge and governance. ONFR sets out and maintains the ONFRM framework, which defines the processes to be used by the first line of defence to identify, assess, manage, monitor, mitigate and report on key operational risk exposures, losses and near-miss operational risk events with significant potential impact. In addition, the ONFRM framework sets out the processes by which ONFRM, as the second line of defence, guides, supports, monitors, assesses and communicates with the first line in its management of operational non-financial
risks.

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Implementing the governing principles of the ONFRM framework also involves continuing to strengthen our risk culture and reinforce ethical and responsible behaviour by setting clear expectations from leadership, promoting greater awareness and understanding of non-financial
risk across all three lines of defence, learning from loss events and near-misses, providing related training and communication, and aiming to ensure effective positive reinforcement and consequence management. BMO’s Board of Directors has overall accountability for BMO’s culture. We continue to strengthen our second-line-of-defence
support and oversight capabilities with an enhanced Operational
Non-Financial
Risk Operating Model, which takes a differentiated approach based on the nature of the underlying risk and existing organizational structures.
Through the implementation and oversight of the ONFRM framework, we seek to maintain an operational risk profile that is consistent with our risk appetite and supported by adequate capital, and reflects our commitment to an ethical culture defined by BMO’s values, including integrity and responsible risk management, reinforced by enhanced operational resilience. Operational resilience is an organization’s ability to protect and sustain core business products and services that are essential for its clients, both during the normal course of business and when experiencing operational stress or disruption. It involves the ability to deal with unpredictable events and adapt to changes and external circumstances, and is an outcome of effective management of ONFR. Operational resilience is a positive, forward-looking strategic positioning that allows us to take measured risks with confidence and prepare BMO to withstand challenges in the market arising from both expected and unexpected events.
In August 2024, OSFI released Guideline
E-21,
which sets out revised operational risk management and new operational resilience requirements for financial institutions. We are further enhancing our program to comply with these requirements by September 2026.
The following are the key programs, methodologies and processes set out in the ONFRM framework that assist us in the ongoing review of our operational non-financial
risk profile:

•
BMO has transitioned to a new program for the assessment of
non-financial
risk, known as
Product/Service and Process Risk Assessment
. This program is used by our operating groups and Corporate Services to assess the controls and residual risk exposures in their business operations by focusing on the key controls applied to their products, services, internal activities and processes. It provides a current and forward-looking view of the impact of both our internal controls and the external business environment on the risk profiles of our operating groups and Corporate Services, supporting the proactive identification, assessment, management, monitoring and mitigation of risk.

•
BMO’s
Initiative Assessment and Approval Process
is used to assess, document and approve new products and services when a new business, product or service is developed, or existing products and services are enhanced, as well as review projects which could impact the existing control environment. This process supports continuous oversight of change in risk exposure by setting out specific requirements for due diligence, approval, monitoring and reporting that apply at all levels of the organization.

•
Material trends, metrics and risk assessments comprising
Key Risk Indicators, Issues Management
and
Internal Loss Data Events
are integral components of an operational risk profile and are utilized to assess specific risk exposures in relation to BMO’s overall risk appetite.

•
Historical Internal Loss Data Events
are recorded and maintained within the bank’s central operational risk platform. Our policies and standards require the timely, concise and accurate reporting of events, including second line effective challenge. Root cause analysis is undertaken on material events and loss data is monitored based on the bank’s risk appetite.

•
Operational Risk Capital Measurement
: The bank’s operational risk capital is determined using the Basel III Standardized Approach (SA), which is a product of the Business Indicator Component (BIC) and Internal Loss Multiplier (ILM). BIC is a financial statement-based proxy representing activity within the bank and ILM is a proxy representing the control environment relative to activity. ILM is a mathematical calculation based on
10-year
average historical losses (net of recoveries) and the three-year average BIC.

•
Stress Testing Scenario Analysis
assesses the potential impact of severe, hypothetical but plausible scenarios covering material and emerging risks, as well as critical business processes at the bank. Results of the stress test scenarios are leveraged to derive operational loss projections that may be used for risk management (understanding areas of concentration, susceptibility, prioritizing incremental risk mitigation strategies, etc.) and risk measurement (understanding exposures, benchmarking, developing KRIs, controls and supporting regulatory stress submissions).

•
BMO’s
Corporate Risk & Insurance (CR&I)
group provides a second layer of mitigation for certain operational risk exposures. CR&I is also accountable for establishing and maintaining the enterprise-wide insurance program. We purchase insurance when required by law, regulation or contractual agreement, and when it is economically attractive and practicable to mitigate our risks, in order to provide adequate protection against unexpected material loss. The policy structures and coverage provisions of our insurance positions are assessed annually to confirm alignment with BMO’s overall risk tolerance.

•
BMO is evolving its approach to overseeing payment risk by horizontally assessing both financial and non-financial risks, which can arise at any stage in the end-to-end life cycle of its products and services.

The following are some of the operational
non-financial
risks that may adversely affect BMO’s business and financial results.
Anti-Money Laundering, Terrorist Financing and Sanctions Risk
Money laundering, terrorist financing and sanctions risks are associated with laundering the proceeds of crime, financing terrorist activity or violating economic sanctions by making use of the bank’s products or services. Compliance with applicable anti-money laundering, anti-terrorist financing (AML/ATF) and sanctions measures is critical to safeguarding BMO, our customers and the communities in which we operate. We are committed to managing AML/ATF and sanctions risks effectively, and to complying with relevant laws and regulations of the jurisdictions in which we operate. The consequences of non-compliance
with these requirements include legal proceedings, financial losses, regulatory enforcement actions, sanctions and fines, criminal convictions and penalties, operational restrictions or an inability to execute certain business strategies, a decline in investor and customer confidence, and damage to our reputation. Under the direction of the Chief Anti-Money Laundering Officer (CAMLO), BMO’s enterprise AML/ATF and sanctions compliance program promotes effective governance and oversight across all of our businesses, and sets out policies, risk assessments, due diligence processes and controls and training, including targeted training and mandatory annual training for all employees. BMO’s compliance program applies data analytics, technology and professional expertise in order to deter, detect and report suspicious activity. BMO has implemented a

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Know-Your-Customer program which aims to understand who its customers are, as well as the beneficial ownership of entities holding BMO products. In addition, customers and transactions are routinely screened against current sanctions, terrorist and other designated watch lists. The CAMLO reports regularly to the Audit and Conduct Review Committee (ACRC) of the Board of Directors and to senior management on the effectiveness of the compliance program. The effectiveness of our AML/ATF and sanctions compliance program is subject to regular review and independent assessment by the Corporate Audit Division. We remain committed to effective compliance and the ongoing effort to protect the financial system.
Artificial Intelligence Risk
Artificial intelligence (AI) risk arises from the development, implementation and incorrect or biased use of AI systems, including machine learning (ML) and generative AI system outputs, which may lead to financial loss, poor customer experiences and damage to our reputation.
The AI capabilities available to the industry have been evolving at unprecedented speed, highlighting new opportunities for innovation across a broad range of products and services. AI is expected to become a key driver of future operating efficiencies, but only if we adopt and integrate new technologies in a safe and responsible manner. Our use of AI has the potential to pose risks to the organization that overlap existing risk management frameworks (e.g., model risk). These AI risks may be exacerbated by the scale, scope and processing speed of AI, or can take novel forms. In addition, the use of AI outside of BMO can complicate the threat landscape and could impact other risk frameworks which are evolving to meet these more complex threats.
Our management and oversight of AI risk, including risks arising from the use of generative AI, are consistent with our ERMF, employ our three-lines-of-defence model and consider industry standard frameworks and existing regulatory requirements such as privacy laws. Significant AI initiatives are reviewed by a cross-functional group before implementation, which considers potential risks and adverse impacts, including unfair or biased output from AI systems, and measures to mitigate such risks. We are focused on advancing our commitment to serving our customers in a way that fosters confidence and trust in our fair, secure, transparent and ethical use of these technologies, utilizing our risk management practices, our global privacy principles and our internal safeguards, such as oversight, monitoring and testing, to employ AI responsibly. Our approach to the responsible use of AI, including generative AI, continues to evolve and adapt to ongoing regulatory developments in the jurisdictions in which we operate.
Business Continuity Risk
Business continuity risk arises from the possibility that we may be unable to maintain, continue or restore essential business operations during and/or after an event that prevents BMO from conducting business in the normal course.
Business continuity management should enable BMO to recover, maintain and manage critical processes, as well as safeguard the interests and well-being of our customers, shareholders and employees. In the event of an operational disruption, effective business continuity plans aim to minimize adverse impacts on our customers, employees and other interested parties. These operational disruptions could result from severe weather, technology failures, cyber attacks or any other event that can lead to process failure. We have a framework in place that facilitates the rapid recovery and timely resumption of critical operations, including availability of our people, processes, facilities and technology, and maintenance of our third-party relationships. Our comprehensive business continuity management strategy involves developing, testing and maintaining recovery strategies and plans with the objective that critical processes and third-party relationships remain resilient throughout any disruption.
Cyber and Information Security Risk
Cyber and information security risk arises from the possibility that BMO’s business could be materially affected by security incidents, including the loss, theft or misuse of information, including all types of data (e.g., client data, employee data and the organization’s proprietary data), as well as any potential failure to comply with rules concerning information or cyber security. We are the target of attempted cyber attacks and must continuously monitor and develop our systems to protect the integrity and functionality of our technology infrastructure, as well as access to and the security of our data. Any resulting data breaches may lead to exposure or loss of data, including customer or employee information and the bank’s strategic or other sensitive internal information, and could result in identity theft, fraud or business losses. Cyber attacks could result in system failures and disruption of services, and expose the bank to litigation and regulatory risk, as well as reputational harm. Threat campaigns are becoming more sophisticated and well-organized, and often take place through third-party suppliers, which can negatively impact our business, brand and reputation, as well as customer retention and acquisition. Due to our interconnectivity with third-party vendors (and their respective service providers), central agents, exchanges, clearing-houses and other financial institutions, we could be adversely impacted if any of these are subject to a successful cyber attack or other information security event. These impacts could include the loss of access to information or services from the third party or result in unauthorized access to or disclosure of client, employee or other confidential information, which could interrupt our business and adversely affect our operations and reputation.
Cyber and information security is critical to the delivery of the bank’s strategies, initiatives and goals. As technology evolves rapidly and the connective capabilities of digital devices continue to grow, cyber threats and risks also evolve. These threats include breaches of, or disruptions to, our systems or operations, as well as unauthorized access to, or use or dissemination of, information pertaining to BMO, our customers or employees. At BMO, our response includes investing in our Financial Crimes Unit and technological infrastructure, equipping our team to detect and address cyber security threats across North America, Europe and Asia. Despite our efforts to ensure the integrity of our systems and information, we may not be able to anticipate, detect or implement effective preventive measures against all cyber threats, as the techniques used are increasingly sophisticated, change frequently and are often not recognized until launched. As a result of these risks, we could become subject to legal or regulatory action, reputational and operational harm, as well as financial losses that are either not insured against, or not fully covered through any insurance maintained by BMO.

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Data and Analytics Risk
Data and analytics risk arises from the possibility of loss or harm from the inadequate or failed identification, management, accuracy or timeliness of structured or unstructured data used to support business processes and decision-making, including analytics. Data quality, governance and architecture impact our understanding and management of BMO’s data assets and the data quality of analytical output.
We continue to invest in new capabilities in support of BMO’s digital transformation. Our ability to effectively manage and safeguard critical data has a direct impact on our successful deployment of digital processes and our ability to develop and introduce innovative new capabilities with tools and systems driven by AI. Our management of data and analytics risk is focused on the quality, resilience, retention and governance of BMO’s data assets, which are foundational to our business operations, strategy and future growth, including BMO’s Digital First strategy.
Fraud and Physical Security Risk
Fraud risk arises from the possibility that an intentional act, misstatement or omission designed to deceive others may result in the intended target experiencing a loss or the perpetrator achieving a gain. Fraud may be perpetrated by our employees, suppliers or other external parties, including BMO customers. Fraudsters continue to target the financial industry with increasingly sophisticated methods that facilitate fraud and remit funds to fraudulent accounts. BMO maintains a Fraud Risk Management program intended to proactively manage fraud risks across the bank.
The management of physical security risk seeks to ensure that the bank, its customers, employees and third parties are protected against the risk of loss, interference, unauthorized physical access, damage or injury to which they may be exposed as a result of the bank’s operations. Physical security risks may emerge through various threat vectors, including criminal activities, terrorist attacks, sociopolitical unrest, human error, natural disasters and/or geopolitical threats. Physical security measures may also support the management of other risks, including risks related to information security, privacy and fraud.
Project and Change Management Risk
Project and change management risk is the risk of loss arising from the possibility that BMO could experience a loss due to substandard delivery of an initiative that may result in the business not achieving its intended outcome, as well as attracting additional regulatory scrutiny.
The bank has established a Project and Change Management Risk Framework to drive consistency in the delivery of an initiative within a prescribed control environment. This framework outlines the principles and processes for providing governance, monitoring and reporting, as well as the roles and responsibilities necessary to address project and change management risk across the enterprise in order to meet or exceed the expectations of interested parties.
Technology Risk
Technology risk, including risks related to emerging technology and digital platforms, is the possibility that the inadequacy, misuse, disruption or failure of information technology systems, infrastructure or data could result in an inability to meet business needs. Technology risk management measures are intended to protect BMO’s systems, data and assets, and help safeguard their confidentiality, integrity and availability. As the adoption of digital banking channels continues to grow, we continue to invest in new and innovative technological capabilities in order to meet our customers’ expectations and keep their data secure. In alignment with our operational risk management framework, we follow a program that addresses exposures to technology risk, supported by a team of technology risk management experts.
Third-Party Risk
Third-party risk is the risk of loss associated with an entity failing to provide goods, business activities, functions and/or services, failing to protect data or systems of the bank, or exposing BMO to other negative outcomes. BMO’s third-party risk management (TPRM) framework sets the requirements for the identification, assessment, management, monitoring, mitigation and reporting of third-party risk across the third-party life cycle. This framework is supported by a centrally maintained TPRM program.
We continue to enhance and evolve our capabilities in order to maintain robust risk management practices, support operational resilience objectives and comply with regulatory requirements.
For further discussion of third-party risk, refer to the Cyber and Information Security section.
Model Risk

Model Risk
is the potential for adverse outcomes resulting from decisions that are based on incorrect or misused model results. These adverse outcomes can include financial loss, poor business decision-making and damage to reputation.
Model risk arises from the use of quantitative analytical tools that apply statistical, mathematical, economic, algorithmic or other advanced techniques, such as AI and ML, to process input data and generate quantitative output or estimates. These analytical tools range from very simple quantitative methods that produce straightforward estimates to highly sophisticated models that can be used to value complex transactions or provide a broad range of forward-looking estimates. These analytical tools generate results that can inform business, risk and capital management decision-making, and assist in making daily lending, trading, underwriting, funding, investment and operational decisions.
These analytical tools provide important insights and are effective when used within a framework that identifies key assumptions and limitations, while controlling and mitigating model risk. In addition to applying judgment to evaluate the reliability of model results, we mitigate model risk by maintaining strong controls over the development, validation, implementation and use of all models across the enterprise. We also seek to ensure that other analytical tools, including critical calculations and other estimation approaches, such as model overlays used for key business decision-making, are intuitive, experience-based, well-documented and subject to effective challenge by employees, who have sufficient expertise and knowledge in order to deliver reasonable results.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Model Risk Management Framework
Risk is inherent in models because model results are estimates that rely on statistical, mathematical or other quantitative techniques to approximate reality and transform data into estimates or forecasts of future outcomes. Model risk also arises from the potential misuse of models or model results. Model risk is governed at BMO by a risk-based enterprise-wide Model Risk Management Framework.

The Model Risk Management Framework sets out an
end-to-end
approach for model risk governance across the model life cycle and for the management of model risk within the limits of our risk appetite. The framework includes BMO’s Model Risk Corporate Policy, Model Risk Guidelines and supporting operating procedures, which outline the governing principles for managing model risk, describe model risk management processes in detail and define the roles and responsibilities of interested parties across the model life cycle. Model owners, developers and users serve as the first line of defence, while the Model Risk Management group is the second line of defence and the Corporate Audit Division is the third line of defence.
Our Model Risk Management group is responsible for developing and maintaining our Model Risk Management Framework in alignment with regulatory expectations, as well as for exercising oversight of the effectiveness of model processes, model inventory and the overall aggregation, assessment and reporting of model risk. This framework incorporates guidance on the management of risks, the safe and responsible adoption of advances in automation used for decision-making, such as large language models and algorithmic trading, as well as other AI and ML applications. Our enterprise Model Risk Management Committee (MRMC), a sub-committee
of the RMC, is a cross-functional group representing interested parties across the enterprise. The MRMC meets regularly to help direct BMO’s use of models, oversee the development, implementation and maintenance of the Model Risk Management Framework, provide effective challenge and discuss governance of the enterprise’s models.
Outcomes Analysis and Back-Testing
Once models are validated, approved and in use, they are subject to ongoing monitoring, including outcomes analysis, at varying frequencies. As a key component of outcomes analysis, back-testing compares model results against actual observed outcomes. Variances between model forecasts and actual observed outcomes are measured against defined risk materiality thresholds and tolerance ranges, which may result in further steps being taken, such as model review and parameter recalibration, as appropriate. This analysis serves to confirm the validity of a model’s performance over time. Controls are in place to address identified issues and enhance our models’ overall performance.
All models used within BMO, including models that incorporate AI and ML techniques, are subject to validation and ongoing monitoring to confirm that they are being used in alignment with our framework and in compliance with regulatory expectations, such as those related to ethics, privacy, fairness and explainability. This framework applies to a wide variety of models, ranging from market, credit and non-financial
risk models to stress testing, pricing and valuation, and anti-money laundering models.
Caution
This Operational
Non-Financial
Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Legal and Regulatory Risk

Legal and Regulatory Risk
is the potential for loss or harm resulting from failure to comply with laws or satisfy contractual obligations or regulatory requirements. This includes the risk arising from any failure to: comply with the law (in letter or in spirit) or maintain standards of care; implement legal or regulatory requirements; enforce or comply with contractual terms; assert non-contractual
rights; effectively manage disputes; or act in a manner so as to maintain our reputation.
The success of BMO’s business operations relies in part on our ability to manage our exposure to legal and regulatory risk. The financial services industry is highly regulated and subject to strict enforcement of legal and regulatory requirements. Banks globally continue to be subject to fines and other penalties for a number of regulatory and conduct issues. We are exposed to risks in connection with regulatory and governmental inquiries, investigations and enforcement actions, as well as criminal prosecutions. As rulemaking and supervisory expectations continue to evolve, we monitor developments to enable BMO to respond by implementing changes as required.
Under the direction of BMO’s General Counsel, our Legal & Regulatory Compliance group maintains enterprise-wide frameworks that set out the steps to be taken to identify, assess, manage, monitor and report on exposure to legal and regulatory risk. We identify applicable laws and regulations and potential risks, recommend mitigation measures and strategies, conduct internal investigations, and oversee legal proceedings and enforcement actions, including civil claims and litigation, criminal charges, and regulatory examinations and audits.
Heightened regulatory and supervisory scrutiny has a significant impact on the way we conduct business. Working with the operating groups and Corporate Services, Legal & Regulatory Compliance assesses and analyzes the implications of changes in regulatory and supervisory expectations. We devote substantial resources to the implementation of systems and processes required to comply with new regulations. Failure to comply with applicable legal and regulatory requirements may lead to legal proceedings, financial losses, regulatory sanctions or fines, enforcement actions, criminal convictions and penalties, operational restrictions or an inability to execute certain business strategies, a decline in investor and customer confidence, and damage to our reputation. Certain businesses are also subject to fiduciary requirements, including policies and practices that address the responsibilities of a business to a customer, such as service requirements and expectations, customer suitability determinations, disclosure obligations and communications.

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BMO is subject to legal proceedings, including investigations by regulators, arising in the ordinary course of business, and the unfavourable resolution of any such legal proceedings could have a material adverse effect on our business, financial condition, results of operations, cash flows, capital position or credit ratings; require material changes in our operations; result in operational restrictions or an inability to execute certain business strategies; result in loss of customers; and damage our reputation. The volume of legal proceedings and the amount of damages and penalties assessed in such legal proceedings could grow in the future. Information regarding material legal proceedings to which we are a party is included in the Legal Proceedings section in Note 25 of the audited annual consolidated financial statements. Our disclosure controls and procedures are intended to provide reasonable assurance that relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. In assessing the materiality of legal proceedings, factors considered include a case-by-case
assessment of specific facts and circumstances, our past experience and the opinions of legal experts. However, some legal proceedings may be highly complex, and may include novel or untested legal claims or theories. The outcome of such proceedings may be difficult to anticipate until late in the proceedings, which may last several years.
BMO’s Anti-Corruption Office, through its global program, has articulated key principles and procedures that support the effective oversight of compliance with anti-corruption legislation in the jurisdictions in which we operate. These include guidance on identifying, avoiding and reporting on corrupt practices and rigorously investigating allegations of corrupt activity. Evolving competition or antitrust risk is managed globally through BMO’s Competition/Antitrust Office, which is responsible for the design, implementation and maintenance of a compliance program that supports the oversight of competition/antitrust laws or regulatory expectations.
Governments and regulators around the world continue to focus on anti-money laundering and related concerns, raising their expectations for the quality and efficacy of anti-money laundering programs and penalizing institutions that fail to meet these expectations. Failure to meet these expectations may lead to legal proceedings, financial losses, regulatory sanctions or fines, enforcement actions, criminal convictions and penalties, operational restrictions or an inability to execute certain business strategies, a decline in investor and customer confidence, and damage to our reputation. Under the direction of the Chief Anti-Money Laundering Officer (CAMLO), BMO’s Anti-Money Laundering Office is responsible for the assessment, governance and oversight of the principles and procedures that support the effective oversight of compliance with laws and regulations and internal risk parameters related to anti-money laundering, anti-terrorist financing and sanctions measures. For further discussion, refer to the Operational
Non-Financial
Risk Management – Anti-Money Laundering, Terrorist Financing and Sanctions Risk section.
BMO has built its reputation on a strong foundation of ethical business practices, a client service culture and our track record of responsible risk management. We have adopted a wide range of practices, in addition to BMO’s Code of Conduct, to support the ethical conduct of our employees and Board of Directors and mitigate the risk of potential misconduct. Misconduct is behaviour that falls short of legal, professional, internal conduct and ethical standards. Acting with integrity and competing ethically and responsibly support our focus on maintaining a strong risk culture. For further discussion, refer to the Enterprise-Wide Risk Management Framework – Risk Culture section.
All of these frameworks reflect the
three-lines-of-defence
operating model described previously. The operating groups and Corporate Services manage day-to-day
risks by implementing and monitoring corporate policies and standards, while Legal & Regulatory Compliance units specifically assigned to each of the operating groups provide advice and independent legal and regulatory risk management oversight.
The General Counsel and the Chief Compliance Officer regularly report to the Audit and Conduct Review Committee (ACRC) of the Board of Directors and senior management on the effectiveness of our enterprise compliance program. The program takes a risk-based approach to identify, assess and manage any risks related to compliance with applicable laws and regulations, and directs operating groups and Corporate Services to maintain policies, procedures and controls that address these laws and regulations. Under the direction of the Chief Compliance Officer, we identify and report on gaps and deficiencies, and we track remedial action plans. The CAMLO also regularly reports to the ACRC.
All BMO employees must regularly complete legal and regulatory training on topics such as anti-corruption, anti-money laundering, competition/antitrust and privacy policies, standards and directives. This is carried out in conjunction with our Code of Conduct training, which tests employees’ knowledge and understanding of the behaviour required of BMO employees.
We continue to respond to other global regulatory developments, including the impact of changes in capital and liquidity requirements. These developments include sustainability and climate change related developments, consumer protection measures and specific financial reforms and privacy matters, which are discussed further below. For additional discussion of regulatory developments related to capital management and liquidity and funding risk, refer to the Enterprise-Wide Capital Management section and the Liquidity and Funding Risk section. For a discussion of the impact of certain other regulatory developments, refer to: Critical Accounting Estimates and Judgments – Income Taxes and Deferred Tax Assets; Risks That May Affect Future Results – Fiscal and Monetary Policies and Other Economic Conditions in the Countries in which BMO Conducts Business; Tax Legislation and Interpretations; and Other Regulatory Developments.
Sustainability and Climate Change Matters
We continue to monitor the rulemaking activities of regulatory authorities, and we are participating in programs and consultations that focus on risk management and disclosures related to sustainability matters, as well as trends in climate-related litigation. Globally, we are also tracking the emergence and finalization of formal supervisory regulatory frameworks governing the analysis and reporting of risks related to sustainability and climate change, including frameworks in Canada, the United States, the United Kingdom and the European Union. In addition, current and emerging regulatory requirements in certain U.S. states may apply restrictions or sanctions on financial institutions that impose any environmental standards that exceed the legal or regulatory requirements of the states in which they operate. Trends in litigation and regulatory investigation are evolving, and legislation and regulatory guidance pertaining to disclosure practices or financing activities related to climate or sustainability matters, as well as allegations of “greenwashing”, also continue to evolve. We are monitoring these trends and assessing their potential impact in the context of BMO’s climate-related sustainable finance and responsible investment activities, environmental and social risk management, and disclosure practices related to climate or sustainability matters. For further discussion, refer to the Environmental and Social Risk section.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Consumer Protection
Consumer protection continues to be a focus for regulators and governments, including measures to protect vulnerable consumers and a focus on protecting consumers from fraud. In Canada, there is continuing focus on requiring financial institutions to support mortgage holders at risk, as outlined in the federal government’s Canadian Mortgage Charter. In addition, the government is taking steps to reduce the costs of banking, including by lowering banking fees, through a cap on non-sufficient
funds fees, which will reduce our fee revenue when implemented. Several provinces are also enhancing protections for consumers, including such areas as consumer fraud, through legislative changes to their consumer protection regimes. The Canadian Securities Administrators and the Canadian Council of Insurance Regulators adopted changes to harmonize and enhance reporting of the ongoing costs, including embedded fees, of owning investment funds and segregated funds. In the United States, banking regulators have a heightened focus on matters pertaining to racial equity, financial inclusion and consumer protection, including the impact on consumers from fraud or processes to protect consumers from fraud. Key consumer concerns, including fair lending and unfair, deceptive or abusive acts or practices, are now subject to heightened regulatory scrutiny in bank examination programs. In both Canada and the United States, there is a growing focus on consumer data rights and both jurisdictions have started to introduce regulatory frameworks for open banking that will require banks to share data, as permitted by consumers, with authorized third parties.
Privacy
Protection of personal information is critical to maintaining the trust of our customers. Our handling of personal information is increasingly important as we continue to drive our Digital First strategy. There is a growing focus on regulation related to privacy and the use and safeguarding of personal information, and we continue to advance our privacy program to comply with new and amended legislation where we do business. In Canada, significant reform to federal privacy laws is expected under
Bill C-27,
including new regulatory powers and penalties and additional legislation to address the use of artificial intelligence. In Quebec, Law 25 (previously Bill 64) came into effect in three phases, beginning in fiscal 2021 and ending in September 2024. Law 25 modernizes the province’s private-sector privacy regime, introduces new regulations related to biometrics and automated decisions, and gives new powers to regulators to impose monetary administrative penalties. Outside of Canada, large fines and settlements have been imposed for breaches of privacy rights and failure to comply with regulatory privacy requirements – evidence of heightened regulatory vigilance and enforcement. The
California Consumer Privacy Act
was enhanced and amended in 2023 by the
California Privacy Rights Act
, which includes new and expanded privacy rights for California residents. Other states have introduced privacy legislation, which is leading to a growing patchwork of privacy laws in the United States. In the European Union and the United Kingdom, there are ongoing concerns regarding the transfer of personal data to countries lacking adequate privacy protection. Privacy-related risks, including risks of privacy breaches, have escalated as a result of the threat landscape. For further discussion, refer to the Top and Emerging Risks That May Affect Future Results – Cyber and Information Security Risk section and the Operational
Non-Financial
Risk – Cyber and Information Security Risk section.
U.S. Regulatory Developments
There are several pending regulatory rules that will likely impact BMO’s U.S. operations, including the following:
•
Capital: In July 2023, the U.S. banking agencies issued new rule proposals that would revise the regulatory capital framework for large bank holding companies and their depository institutions, including BMO Financial Corp. (BFC), BMO’s U.S. holding company, and BMO Bank N.A. These proposals would implement the risk-based capital standards contained in the Basel III Reforms (referred to as Basel III Endgame) published by the Basel Committee on Banking Supervision. On September 10, 2024, the Federal Reserve Board indicated that the proposed rules will be revised and re-issued
as a new proposal.

•
Long-term debt: In August 2023, the U.S. banking agencies issued a new rule proposal that would require large banks with total assets of $100 billion or more to maintain a layer of long-term debt, which would improve financial stability by increasing the resolvability and resilience of such institutions.

The impact of these proposed rules on our results will depend on the final rules issued by the U.S. banking agencies. We currently do not expect a material change to our enterprise-level funding activities if these rules are enacted as proposed.
BFC is regulated as a Category III firm under the Enhanced Prudential Standards issued by the Federal Reserve Board. Additional information regarding regulatory requirements that apply to BFC is set out in the Enterprise-Wide Capital Management section.
Caution
This Legal and Regulatory Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

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Strategic Risk

Strategic Risk
is the potential for financial loss or reputational harm due to ineffective business strategies, the inability to implement selected strategies or failure to appropriately respond to changes in the business environment, including market conditions.
Strategic risk arises from the risk that the adoption of enterprise or business strategies may not result in the intended outcome due to unsound decision-making, ineffective implementation of strategies, or failure to address changes in the business environment that could impact the effective execution of such strategies. The impact of this risk can be limited through an effective strategic risk management framework and stress testing.
BMO’s Corporate Strategy group oversees the strategic planning process and works with the lines of business and Corporate Services to identify, monitor and mitigate risks across the enterprise. Our rigorous strategic risk management framework encourages a consistent approach in the development of strategic plans through an integrated, multi-year strategic and financial planning process, in alignment with our enterprise risk appetite.
The framework promotes consistency and adherence to management standards, including a consideration of the results of stress testing as an input into our decision-making. The potential impacts of changes in the business environment, including macroeconomic developments, broad industry trends, the actions of existing and new competitors and regulatory developments, are considered in this process and inform decision-making within each line of business. Oversight of strategic risk is the responsibility of the Executive Committee and the Board of Directors. This is carried out through an annual review of enterprise and operating group strategies, which involves interactive sessions that challenge assumptions and the strategies in the context of both the current and potential future business environment. Enterprise Risk and Portfolio Management reviews business strategies to confirm that they are developed and executed in accordance with the Enterprise-Wide Risk Management Framework and are within our established risk appetite, tolerances and limits. Where required, these strategies are revised to address new or unexpected developments.
Strategic risk also includes business risk arising from specific enterprise activities and the effects these could have on earnings. Within BMO, each operating group is responsible for controlling its respective business risk by assessing, managing and mitigating risks. To manage exposure to transverse business risks (i.e., those spanning multiple lines of business, such as climate change), the Corporate Strategy group works in tandem with the relevant business partners to shape effective mitigation approaches.
Our ability to implement the strategic plans developed by management influences our financial performance. Performance objectives are established through the strategic planning process and our progress toward those objectives is monitored regularly and reported on quarterly, using both leading and lagging indicators of absolute and relative performance, so that strategies can be reviewed and adjusted where necessary. Regular strategic and financial updates are also reviewed closely in order to identify any significant emerging risk issues.

Environmental and Social Risk

Environmental and Social Risk
is the potential for loss or harm directly or indirectly resulting from environmental and social factors that impact BMO or its customers, and BMO’s impact on the environment and society.
In recognition of its unique characteristics, environmental and social (E&S) risk is classified in BMO’s Risk Taxonomy as a transverse risk that may manifest itself through other risk types, namely credit and counterparty risk, market risk, insurance risk, liquidity and funding risk, operational non-financial
risk, legal and regulatory risk, strategic risk and reputation risk. E&S risk may arise over a range of time frames, from short-term to long-term.
Factors that may give rise to E&S risk include, but are not limited to: climate change; pollution and waste; the use of energy, water and other resources; biodiversity and land use; human rights; diversity, equity and inclusion; labour standards; community health, safety and security; land acquisition and involuntary resettlement; Indigenous peoples’ rights; and cultural heritage. We are advancing our risk identification efforts by defining these factors and identifying any risk exposures that may be affected by the transverse impact of these factors.
We recognize that climate change involves exposure to physical and transition risks. Physical risks are associated with a changing climate, which can have both acute and chronic physical effects. These risks may include an increase in the frequency and intensity of weather-related events, such as storms, floods, wildfires and heatwaves, or longer-term changes, such as temperature changes, rising sea levels and changes in soil productivity. To date, key climate change indicators, weather-related events and associated scientific research indicate that global exposure to climate change risks appears to be accelerating. Transition risks are associated with the shift to a net zero carbon economy. These risks may arise from climate-related policy changes, technological changes and behavioural changes involving carbon-pricing mechanisms, or a shift in consumer preferences toward lower-carbon products and services. We continue to closely monitor these changes, some of which may unfold more rapidly than others as consumers, clients, investors, governments and communities act to enhance their resilience to climate-related risks.
We may have direct exposure to E&S risk associated with the ownership and operation of BMO’s businesses. We may be indirectly exposed to the risk of financial loss or reputational harm if our customers or suppliers are affected by E&S factors or are associated with adverse environmental or social impacts to such an extent that they are unable to meet their financial or other obligations to us, or cause reputational risks for BMO. E&S factors may also give rise to the risk of reputational harm if we are perceived to not respond effectively to those factors, or to cause, contribute or be linked to adverse impacts on the environment or society, as discussed in the Reputation Risk section.
Governance
The Board of Directors, through the Risk Review Committee (RRC), approves the E&S Risk Appetite Statement and the E&S Risk Corporate Policy, as discussed below. The RRC assists the Board of Directors in meeting its oversight responsibilities for the identification, assessment and management of our exposure to E&S risk, including risks arising from climate change, for the overall adherence to risk management corporate policies, and for complying with risk-related regulatory requirements. The Audit and Conduct Review Committee (ACRC) assesses the effectiveness of BMO’s governance of sustainability matters and approves BMO’s sustainability reporting and disclosures, including our Sustainability Report and Public

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Accountability Statement, and our Climate Report. The Human Resources Committee has responsibility for the alignment of executive compensation with performance, including performance in relation to BMO’s environmental and social objectives. The Governance and Nominating Committee regularly reviews the charters of our Board of Directors and its committees to assess the coverage and alignment of their responsibilities for overseeing environmental, social and governance (ESG) issues with their respective mandates.
BMO’s General Counsel is the bank’s Executive Committee Sponsor for Sustainability and Climate, and has accountability for legal and regulatory risk, reputation risk, business conduct and ethics, and sustainability, including climate change. Our ESG Executive Committee comprises executive committee members from the lines of business and Corporate Services, and provides oversight and leadership for our sustainability strategy, including our Climate Ambition. In addition to the ESG Executive Committee, BMO has a Sustainability Council which acts as a leadership forum for advancing sustainability initiatives. Senior management oversees E&S risk through management committees and forums that provide oversight and receive updates on sustainability matters and E&S risk. These include, but are not limited to: Disclosure Committee, Risk Management Committee (RMC), Reputation Risk Management Committee (RRMC), Enterprise Regulatory Committee, Climate Commercialization Working Group and Impact Investment Fund Committee, as well as the Investment Committee of BMO Global Asset Management. Additional committees, forums and working groups may be established as needed. In addition, the Board of Directors and any management committees active in other jurisdictions receive updates and oversee E&S risk for the relevant jurisdiction. They also receive updates on sustainability matters and E&S risk across the enterprise.
The Chief Risk Officer (CRO), as Head of Enterprise Risk and Portfolio Management (ERPM), and supported by the Risk Executive Committee, acts as the second line of defence on the transverse impacts of E&S risk on credit and counterparty risk, market risk, liquidity and funding risk, insurance risk and operational non-financial
risk; oversees risk appetite for E&S risk in the context of these risks; and reports to the Board of Directors, its RRC and the RMC on E&S risk.
Strategy
Our climate ambition is to be our clients’ lead partner in the transition to a net zero world. This ambition is explicitly linked to our enterprise commercial strategy, and we are working to realize this ambition through a four-pillar climate strategy: Commitment; Capabilities; Client partnership and commercialization; and Convening for climate action. Our strategy seeks to capture commercialization opportunities by working with our clients on their decarbonization journeys. The strategy is being implemented by our operating groups, overseen by the ESG Executive Committee and supported by the BMO Climate Institute, which serves as an enterprise resource to accelerate BMO’s climate-related transition efforts and as an internal and external convenor on climate action.
In order to remain informed about emerging E&S risks, we participate in global forums with other financial institutions and maintain an open dialogue with other external parties.
E&S Risk Management
A successful future for BMO and our customers depends on the sustainability of the environment, communities and economies in which we operate. We seek to understand the impact that E&S risk factors could have on our business environment, as well as on our clients, portfolios and operations. With this understanding, we are better positioned to make informed strategic decisions.
Our E&S Risk Corporate Policy, applicable to all BMO employees, sets out our approach to integrating E&S risk into the Enterprise-Wide Risk Management Framework (ERMF). The policy affirms the expectation of our Board of Directors that BMO will integrate considerations of E&S risk across the ERMF, including risks arising from climate change. It is supported by BMO’s three-lines-of-defence
operating model and is underpinned by our risk culture. Its implementation involves building new capabilities, while also leveraging our existing risk governance provisions and resources, to identify, assess, manage, monitor and report on potential impacts on our clients, portfolios and operations. The E&S Risk Corporate Policy is complemented by two enterprise-wide policy documents: a Climate Risk Corporate Standard to enable effective climate risk management and support legal and regulatory compliance, and an E&S Risk Management Framework Directive, which supports implementation of the corporate policy.
We have developed a qualitative Risk Appetite Statement that includes E&S risks, including risks related to climate change. In addition, we have enhanced a transition key risk metric with risk tolerance thresholds, which measures our credit risk exposure in support of carbon-related assets as a percentage of our total credit risk exposure. In parallel, we have also included a key risk indicator to quantify BMO’s exposure to physical risks of flooding, and will continue to expand and enhance these key risk metrics and indicators as appropriate to monitor climate risk concentrations.
E&S risk is also addressed in our Credit Risk Management Framework, including provisions for governance and accountabilities, enhanced due diligence and thresholds for escalations or exceptions. Sector-specific financing guidelines help us identify and manage exposure to E&S risk in higher-risk sectors and integrate consideration of these risks into our decision-making, which also considers factors such as climate change and Indigenous consultation. The E&S Risk General Financing Guideline is an enterprise-level second-line directive that applies to wholesale lending transactions; articulates our lending risk appetite for E&S risk, outlines the enhanced due diligence process, supported by E&S Risk Rating (ESRR) assessment tools developed to address sectors with heightened risk and outlines lending considerations, escalations and elevations. The E&S Risk General Financing Guideline includes direction on developing an understanding of the specific impacts of climate change on borrowers and their operations, including regulatory and/or legislative changes.
We maintain a diversified lending portfolio to limit our exposure to any one sector or geographic region that might be vulnerable to climate-related risk, and we continue to conduct sector-specific reviews across our lending portfolio to assess exposure to climate-sensitive industries. Social and environmental requirements in financing arrangements and transactions are monitored by the lines of business as part of our overall monitoring process. Transactions involving significant environmental or social concerns may be escalated to the RRMC for consideration.
We are continuing to develop our climate scenario analysis program to explore climate-specific vulnerabilities and enhance our resilience to climate-related risks, in line with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). The climate scenario analysis program leverages existing risk capabilities in combination with climate-specific expertise, tools and data. This program includes the evaluation of transition risks and physical risks through comprehensive climate-based scenarios across portfolios and risk types, and also considers integration of scenario impacts at the enterprise level. This capability enables the bank to execute on regulatory scenario analysis, such as the Standardized Climate

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Scenario Exercise from OSFI. These analyses help to identify potential exposures and concentrations to short-, medium- and long-term climate risks and may inform our business strategy in relation to climate change going forward. For example, we have identified the channels through which climate risk manifests itself in credit, market, operational, liquidity and insurance risk. In addition, we have developed an integrated loss assessment approach for incorporating climate risk within the bank’s Internal Capital Adequacy Assessment Process (ICAAP).
We continue to assess the credibility, reliability, comparability and decision-making usefulness of various measurement, assessment and reporting approaches, as well as the ways in which we could incorporate them into our climate risk management program and associated disclosures.
Managing E&S Risk in the Supply Chain
Our Sustainability group partners with the Procurement and Corporate Real Estate groups on operational sustainability. Together, these groups are responsible for establishing and maintaining an operational environmental management approach, including the application of the framework set out in ISO 14001 across our essential facilities, and for setting objectives and targets that are intended to align our operations with our sustainability performance goals.
BMO’s Code of Conduct has been approved by our Board of Directors, and reflects our commitment to manage our business responsibly. We report publicly under the United Kingdom
Modern Slavery Act 2015
, the Australian
Modern Slavery Act 2018
and Canada’s
Fighting Against Forced Labour and Child Labour in Supply Chains Act
, and we have in place a Supplier Code of Conduct which outlines our standards for integrity, fair dealing and sustainability. We require our suppliers to be aware of, understand and comply with the principles of our Supplier Code of Conduct.
BMO’s disclosures will be updated to meet any evolution in the expectations of pertinent legislation, in accordance with applicable timelines.
Regulatory Developments
E&S-related
regulations, frameworks and guidance are rapidly evolving and we continue to monitor such developments, updating our risk management practices and disclosures as necessary.
In March 2024, OSFI released updates to Guideline
B-15,
Climate Risk Management to align with the International Sustainability Standards Board’s final IFRS S2,
Climate-related Disclosures
, standard. We incorporated these updates into our implementation plans for the first set of disclosures, effective the fiscal year ended October 31, 2024, to be made publicly available no later than 180 days after the fiscal year-end,
as well as the second phase of disclosure requirements that will be effective the fiscal year ending October 31, 2025.
We are also assessing the impact of the European Union’s Corporate Sustainability Reporting Directive (CSRD), which requires disclosure across various sustainability topics, as detailed in the European Sustainability Reporting Standards.
Metrics and Targets
Our reporting on climate-related metrics and targets includes a discussion of BMO’s Scope 1 and 2 greenhouse gas (GHG) emissions, calculated using the GHG Protocol, and a discussion of our Scope 3 emissions, calculated using the Partnership for Carbon Accounting Financials (PCAF). More detailed discussion, as well as a discussion of financed emissions targets for certain sectors, can be found in the Climate Report. The BMO Sustainability Report and Climate Report contain metrics, including the tracking of sustainable finance, which are relevant for sustainability purposes but may not be directly related to net zero goals or emissions reductions outcomes. The shareholders’ auditors provide a limited assurance report on selected environmental and social indicators in the Sustainability Report and Climate Report.
Caution
This Environmental and Social Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Reputation Risk

Reputation Risk
is the potential for loss or harm to the BMO brand. It can arise even if other risks are managed effectively.
Our reputation is built on our commitment to high standards of business conduct and is one of our most valuable assets. By protecting and maintaining our reputation, we safeguard our brand, increase shareholder value, reduce our cost of capital, improve employee engagement and preserve our customers’ loyalty and trust.
We manage risks to our reputation by considering the potential reputational impact of all business activities, including strategy development and implementation, transactions and initiatives, data and technology use (including artificial intelligence), product and service offerings, and events or incidents impacting BMO, as well as day-to-day
decision-making and conduct. We consider our reputation in everything that we do.
BMO’s Code of Conduct is the foundation of our ethical culture, and it provides employees with guidance on the behaviour that is expected of them, so that they can make the right choice when making a decision. Ongoing reinforcement of the commitments set out in the Code of Conduct minimizes risks to our reputation that may result from inappropriate behaviour or poor decision-making. Recognizing that non-financial
risks can have a negative impact as significant as the effect of financial risks, we actively promote a culture in which employees are encouraged to raise concerns and are supported in doing so, with zero tolerance for retaliation.
In our corporate governance practices and Enterprise-Wide Risk Management Framework, we have specific controls in place to manage risks to our reputation. We seek to identify activities or events that could impact our reputation with customers, regulators or other interested parties. Where we identify a potential risk to our reputation, we take steps to assess and manage that risk. Instances of significant or heightened exposure to reputation risk are escalated to BMO’s Reputation Risk Management Committee (RRMC) for review. As misconduct can impact our reputation, the Chief Ethics Officer, who is responsible for enterprise-wide reporting on employee conduct, may escalate instances of misconduct involving significant reputation risk to BMO’s RRMC for review, as appropriate.

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Accounting Matters and Disclosure and Internal Control
Critical Accounting Estimates and Judgments
The most significant assets and liabilities for which we must make estimates and judgments include: allowance for credit losses; financial instruments measured at fair value; pension and other employee future benefits; impairment of securities and investments in associates and joint ventures; income taxes and deferred tax assets; goodwill and intangible assets; insurance contract liabilities; provisions, including legal proceedings and restructuring charges; transfers of financial assets; consolidation of structured entities (SEs); and valuation of the Bank of the West assets acquired and liabilities assumed. We make judgments in assessing the business model for financial assets, as well as whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether we control structured entities. These judgments are discussed in Notes 6 and 7 of the audited annual consolidated financial statements. Note 18 of the audited annual consolidated financial statements provides further details on the estimates and judgments made in determining the fair value of financial instruments. If actual results were to differ from these estimates, the impact would be recorded in future periods.
By their nature, the judgments and estimates that we make for the purposes of preparing financial statements relate to matters that are inherently uncertain. However, we have detailed policies and control procedures in place that are intended to ensure the judgments made in estimating these amounts are well-controlled, independently reviewed and consistently applied from period to period. We believe that the estimates of the values of our assets and liabilities are appropriate.
For a more detailed discussion of the use of estimates, refer to Note 1 of the audited annual consolidated financial statements.
Allowance for Credit Losses
The allowance for credit losses primarily consists of allowances for impaired loans and allowances for performing loans. Our approach to establishing and maintaining the allowance on performing loans is based on the requirements of IFRS 9,
Financial Instruments
(IFRS 9), and considering the guideline issued by OSFI. Under the IFRS 9 expected credit loss (ECL) methodology, an allowance is recorded for expected credit losses on financial assets, regardless of whether there has been an actual loss event. In particular, the ECL requirements of IFRS 9 incorporate the following elements that are subject to a high level of judgment:
measuring 12-month
and lifetime credit losses; determining when a significant increase in credit risk has occurred; forecasting forward-looking information for multiple scenarios and determining the probability weighting of each scenario; and application of experienced credit judgment.
ECL is calculated on a probability-weighted basis, based on four economic scenarios, and is calculated for each exposure in the portfolio as a function of the probability of default (PD), exposure at default (EAD) and loss given default (LGD), with the timing of the loss also considered. Where there has been a significant increase in credit risk, lifetime ECL is recorded; otherwise, 12 months of ECL is generally recorded. The determination of a significant increase in credit risk requires consideration of many different factors that will vary by product and risk segment. The main factors considered in making this determination are the change in PD since origination and certain other criteria, such as 30-day
past due and watchlist status. We may apply experienced credit judgment to reflect factors not captured in the results produced by the ECL models, as we deem necessary. We apply experienced credit judgment to reflect the impact of the uncertain environment on credit conditions and the economy. We have controls and processes in place to govern the ECL process, including judgments and assumptions used in determining the allowance on performing loans. These judgments and assumptions will change over time, and the impact of any such change will be recorded in future periods.
In establishing our allowance on performing loans, we attach probability weightings to economic scenarios, which are representative of our view of economic and market conditions. In fiscal 2024, we added a fourth scenario to reflect a less severe downside, allowing us to expand the range of economic forecasts used in the allowance estimation. The base scenario represents our view of the most probable outcome, as well as upside, downside and severe downside scenarios, and are all developed by our Economics group.
The allowance on performing loans is sensitive to changes in economic forecasts and the probability weight assigned to each forecast scenario. When changes in economic performance in the forecasts are measured, we use real GDP as the basis, which acts as the key driver for movements in many of the other economic and market variables used, including the equity volatility index (VIX), corporate BBB credit spreads, unemployment rates, housing price indices and consumer credit. We also consider industry-specific variables, where applicable. Many of the variables have a high degree of interdependency, and as such, there is no single factor to which the allowances as a whole are sensitive. Holding all else constant, as economic variables worsen, the allowance on performing loans would increase and conversely, as they improve, the allowance would decrease. In addition, assuming all variables are held constant, an increase in loan balances or a deterioration in the credit quality of the loan portfolio would each drive an increase in the allowance on performing loans.
Information on the provision for credit losses for the years ended October 31, 2024 and 2023 can be found in the Total Provision for Credit Losses section. Additional information on the process and methodology for determining the allowance for credit losses can be found in the discussion of Credit and Counterparty Risk, as well as in Note 4 of the audited annual consolidated financial statements.
Financial Instruments Measured at Fair Value
We record assets and liabilities classified as held for trading, assets and liabilities designated at fair value, derivatives, certain equity and debt securities and securities sold but not yet purchased at fair value. Fair value represents the amount that would be received on the sale of an asset or paid on the transfer of a liability in an orderly transaction between willing parties at the measurement date. We employ a fair value hierarchy based on inputs we use in valuation techniques to measure the fair value of our financial instruments. The extent of our use of quoted market prices (Level 1), internal models with observable market information (Level 2) and internal models without observable market information (Level 3) in the valuation of loans, securities, derivatives, certain other assets and liabilities recorded at fair value as at October 31, 2024 and October 31, 2023 is

110	BMO Financial Group 207th Annual Report 2024

disclosed in Note 18 of the audited annual consolidated financial statements. For instruments that are valued using models, we consider all reasonable available information and maximize the use of observable market data.
Valuation Product Control (VPC), a group independent of the trading lines of business, seeks to ensure that the recorded fair values of financial instruments are materially accurate by:

•	Developing and maintaining valuation policies, procedures and methodologies in accordance with International Financial Reporting Standards (IFRS) and regulatory requirements.
•	Establishing official rate sources for valuation data inputs.
•	Providing independent review of portfolios for which prices supplied by traders are used for valuation.
When VPC determines that adjustments to valuations are needed to better reflect fair value estimates based on data inputs from official rate sources, the adjustments are subject to review and approval by the Valuation Steering Committee (VSC).
The VSC is our senior management valuation committee. It meets at least monthly to address the more challenging valuation issues related to our portfolios, approves valuation methodology changes as needed to enhance the reliability of our fair value estimates, and is a key forum for the discussion of sources of valuation uncertainty and how these have been addressed by management. Certain financial instruments, including corporate equities, are valued by the respective business groups. Senior management oversees our valuation processes through various valuation and risk committees.
As at October 31, 2024, total valuation adjustments were a net decrease in value of $268 million for financial instruments carried at fair value on the Consolidated Balance Sheet (net decrease of $135 million as at October 31, 2023).
Pension and Other Employee Future Benefits
Our pension and other employee future benefits expense is calculated by independent actuaries using assumptions determined by management. Differences between actual experience and the assumptions used are recognized in other comprehensive income.
Pension and other employee future benefits expense, plan assets and defined benefit obligations are sensitive to changes in discount rates. We determine discount rates at each year-end
for all plans, using high-quality corporate bonds with terms matching the plans’ specific cash flows.
Additional information regarding accounting for pension and other employee future benefits, including a sensitivity analysis for key assumptions, is included in Note 22 of the audited annual consolidated financial statements.
Impairment of Securities and Investments in Associates and Joint Ventures
Debt securities measured at amortized cost or fair value through other comprehensive income (FVOCI) are assessed for impairment using the expected credit loss model. For securities determined to have low credit risk, the allowance for credit losses is measured with an amount equal to 12-month
expected credit loss.
Additional information regarding accounting for debt securities measured at amortized cost or FVOCI, other securities, the related allowance for credit losses and the determination of fair value is included in Notes 3 and 18 of the audited annual consolidated financial statements.
We review our investments in associates and joint ventures, included within other assets, at each quarter-end reporting period in order to identify and evaluate any investments that show indications of possible impairment. For these investments, a significant or prolonged decline in fair value to an amount below cost is objective evidence of impairment.
Income Taxes and Deferred Tax Assets
Our approach to tax matters is guided by our Statement on Tax Principles, elements of which are described below, and governed by our tax risk management framework, which is implemented through internal controls and processes. We operate with due regard to risks, including tax and reputation risks. We actively seek to identify, assess, manage, monitor and report any tax risks that may arise in order to understand our financial exposure to those risks. Our intention is to comply fully with tax laws. We consider all applicable laws in connection with our commercial activities, and where tax laws change in our business or for our customers, we adapt and make adjustments accordingly. We monitor applicable tax-related
developments, including legislative proposals, case law and guidance from tax authorities. When an interpretation or application of tax laws is not clear, we take well-reasoned positions based on available case law and administrative positions of tax authorities, and we engage external advisors when necessary. We do not engage in tax planning that does not have commercial substance, and we do not knowingly work with customers we believe use tax strategies to evade taxes. We are committed to maintaining productive relationships and cooperating with tax authorities on all tax matters. We seek to resolve disputes in a collaborative manner; however, when our interpretation of tax law differs from that of tax authorities, we are prepared to defend our position.
The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in either the Consolidated Statement of Income, the Consolidated Statement of Comprehensive Income or the Consolidated Statement of Changes in Equity. In determining the provision for income taxes, we interpret tax legislation, case law and administrative positions in numerous jurisdictions and, based on our judgment, we record the estimate of the amount required to settle tax obligations. We also make assumptions about the expected timing of the reversal of deferred tax assets and liabilities. If the interpretations and assumptions differ from those of tax authorities or if the timing of reversals is not as expected, the provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.
Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences or unused tax losses and tax credits may be utilized. We are required to assess whether it is probable that deferred income tax assets will be realized. Factors used to assess the probability of realization are past experience of income and capital gains, forecasts of future net income before taxes, and the remaining expiration period of tax loss carryforwards and tax credits. Changes in our assessment of these factors could increase or decrease the provision for income taxes in future periods.
Canadian tax authorities have reassessed us for additional income tax and interest in an amount of approximately $1,465 million in respect of certain 2011-2018 Canadian corporate dividends. These reassessments denied certain dividend deductions on the basis that the dividends were

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MANAGEMENT’S DISCUSSION AND ANALYSIS

received as part of a “dividend rental arrangement”. In general, the tax rules raised by Canadian tax authorities were prospectively addressed in the 2015 and 2018 Canadian federal budgets. We filed Notices of Appeal with the Tax Court of Canada and the matter is in litigation. We remain of the view that our tax filing positions were appropriate and intend to challenge all reassessments. However, if such challenges are unsuccessful, the additional expense would negatively impact net income.
Additional information regarding accounting for income taxes is included in Note 23 of the audited annual consolidated financial statements.
Goodwill and Intangible Assets
Goodwill is assessed for impairment at least annually. This assessment includes a comparison of the carrying value and the recoverable amount of each of our cash-generating units (CGUs) in order to verify that the recoverable amount of each CGU is greater than its carrying value. If the carrying value of a CGU were to exceed its recoverable amount, an impairment calculation would be performed. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use.
Fair value less costs to sell has been used to perform the impairment test in all periods. In determining fair value less costs to sell, we employ a discounted cash flow model, consistent with that used when a business is acquired. This model is dependent on assumptions related to revenue growth, discount rates, synergies achieved on acquisition and the availability of comparable acquisition data. Changes in any of these assumptions would affect the determination of fair value for each of our CGUs in a different manner. Management must exercise judgment and make assumptions in determining fair value. Differences in judgments and assumptions could affect the determination of fair value and any resulting impairment write-down.
As at October 31, 2024 and October 31, 2023, no goodwill impairment was recorded, as the estimated fair value of the CGUs was greater than their carrying value.
Intangible assets with definite lives are amortized to income on either a straight-line or an accelerated basis over a period not exceeding 15 years, depending on the nature of the asset. We test intangible assets with definite lives for impairment when circumstances indicate that the carrying value may not be recoverable.
Intangible assets with indefinite lives are tested annually for impairment. If an intangible asset is determined to be impaired, it will be written down to its recoverable amount, the higher of value in use and fair value less costs to sell, when this is less than the carrying value.
Additional information regarding the composition of goodwill and intangible assets is included in Note 11 of the audited annual consolidated financial statements.
Insurance Contract Liabilities
Insurance contract liabilities represent estimates of fulfillment cash flows, which include a risk adjustment, and the contractual service margin (CSM). Fulfillment cash flows include estimates of future cash flows related to the remaining coverage period and for previously incurred claims, which are then discounted and probability weighted. This is based on non-financial
risk assumptions including mortality, policy lapses and expenses, which are based on a combination of industry and entity specific data, and in the case of expenses, on historical analysis of which expenses are attributable to insurance operations. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. In addition, we add a risk adjustment for non-financial
risk to bring the confidence level on the sufficiency of reserves to 70%-80%.
The CSM is a component of the liability representing the unearned profit we recognize as we provide services.
Additional information on insurance contract liabilities is provided in Note 15 of the audited annual consolidated financial statements, and information on insurance risk is provided in the Insurance Risk section and the Insurance Market Risk section.
Provisions
A provision is recognized if, as a result of a past event, we have a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded at the best estimate of the amount required to settle any obligation as at the balance sheet date, considering the risks and uncertainties surrounding the obligation. For example, BMO and its subsidiaries are involved in various legal actions in the normal course of business. Factors considered in estimating any obligation related to these legal actions include a case-by-case
assessment of specific facts and circumstances, past experience and the opinions of legal experts. Management and internal and external experts are involved in estimating any amounts that may be required. Certain provisions also relate to restructuring initiatives that we have undertaken. These provisions are recorded at management’s best estimate of the amounts that will ultimately be paid out.
The actual costs of settling some obligations may be substantially higher or lower than the amount of the provisions.
Additional information regarding provisions is included in the Legal and Regulatory Risk section and in Note 25 of the audited annual consolidated financial statements.
Transfers of Financial Assets
We sell Canadian residential and commercial mortgages to third-party Canadian securitization programs, including the Canada Mortgage Bond Program, and directly to third-party investors under the National Housing Act Mortgage-Backed Securities program.
We also purchase or originate certain commercial mortgage loans that are subsequently sold and derecognized, and we purchase U.S. government agency collateralized mortgage obligations (CMOs) issued by third-party sponsored vehicles, which we may further securitize by repackaging them into new CMOs prior to selling to third-party investors.
We assess whether substantially all of the risks and rewards of, or control over, the assets have been transferred in order to determine if they qualify for derecognition. Where we continue to be exposed to substantially all of the prepayment, interest rate and/or credit risk associated with the securitized assets, they do not qualify for derecognition. We continue to recognize these financial instruments, and recognize the related cash proceeds as a secured financing on our Consolidated Balance Sheet.

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Consolidation of Structured Entities
In the normal course of business, we enter into arrangements with SEs as described in the
Off-Balance
Sheet Arrangements section. We are required to consolidate a SE if we control the SE. We control a SE when we have power over the SE, exposure or rights to variable returns as a result of our involvement, and the ability to exercise power to affect the amount of those returns. For certain SEs, we exercise judgment in determining whether we control the entity.
Additional information concerning our interests in SEs is included in the
Off-Balance
Sheet Arrangements section, as well as in Note 7 of the audited annual consolidated financial statements.
Acquisition of Bank of the West – Valuation of Assets and Liabilities
Significant judgments and assumptions were used to determine the fair value of the Bank of the West assets acquired and liabilities assumed, including the loan portfolio, core deposit and other relationship intangible assets and fixed-maturity deposits.
Additional information regarding the accounting for this acquisition is included in Notes 4 and 10 of the audited annual consolidated financial statements.
Caution
This Critical Accounting Estimates and Judgments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Changes in Accounting Policies in 2024
IFRS 17,
Insurance Contracts
and
IAS 40,
Investment Property
Effective November 1, 2023, we adopted IFRS 17,
Insurance Contracts
(IFRS 17), which provides a comprehensive approach to accounting for all types of insurance contracts and replaced IFRS 4,
Insurance Contracts
. Upon transition to IFRS 17, we voluntarily changed our accounting policy for the measurement of investment properties, included in insurance-related assets in other assets on our Consolidated Balance Sheet, from cost to fair value. These changes were applied retrospectively to our fiscal 2023 results.
Further details can be found in Note 1 of the audited annual consolidated financial statements.
IFRS 9,
Financial Instruments
Effective November 1, 2023, we voluntarily changed our accounting policy to account for regular way contracts to buy or sell financial assets on the trade date, instead of on the settlement date, and applied this change retrospectively.
IAS 12,
Income Taxes
Effective November 1, 2023, we adopted an amendment to IAS 12,
Income Taxes
(IAS 12), which narrows the IAS 12 exemption to exclude transactions that give rise to equal and offsetting temporary differences.
Further details can be found in Note 1 of the audited annual consolidated financial statements.

Future Changes in Accounting Policies
IFRS 9,
Financial Instruments
In May 2024, the International Accounting Standards Board (IASB) issued amendments to IFRS 9,
Financial Instruments
(IFRS 9), which introduce additional guidance in two areas. The first relates to financial assets with contingent features and when these features can be considered consistent with a basic lending arrangement, in which case the instrument can be measured at amortized cost. The second relates to the timing of derecognition of financial liabilities when payment takes place through an electronic payment system and certain conditions are met. These amendments will be effective for our fiscal year beginning November 1, 2026. We are currently assessing the impact of these amendments on our consolidated financial statements.
IAS 12,
Income Taxes
In May 2023, the IASB issued an amendment to IAS 12. The amendment addresses concerns around accounting for the global minimum top-up
tax, as outlined in the
two-pillar
plan for international tax reform developed by the Organisation for Economic
Co-operation
and Development/G20 Inclusive Framework on Base Erosion and Profit Shifting. The amendment to IAS 12 includes temporary mandatory relief from recognizing and disclosing deferred taxes related to the top-up
tax. We have applied the temporary mandatory relief related to deferred taxes in jurisdictions in which we operate where the top-up
tax legislation has been enacted or substantively enacted. The global minimum tax rules will be effective for our fiscal year beginning November 1, 2024, and as a result, we expect an increase in our effective tax rate in fiscal 2025 of up to 65 basis points.
IFRS 18,
Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18,
Presentation and Disclosure in Financial Statements
(IFRS 18), which will replace IAS 1,
Presentation of Financial Statements
, and will be effective for our fiscal year beginning November 1, 2027. IFRS 18 changes how information is grouped and presented in the financial statements, and requires that certain management performance measures be included in the financial statements. We are currently assessing the impact of the standard on the presentation of our consolidated financial statements.
Caution
This Future Changes in Accounting Policies section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group 207th Annual Report 2024	113

MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Regulatory Developments
We continue to monitor and prepare for other regulatory developments, including those referenced elsewhere in this MD&A.
For a comprehensive discussion of other regulatory developments, refer to the Enterprise-Wide Capital Management section, the Risks That May Affect Future Results section, the Liquidity and Funding Risk section, and the Legal and Regulatory Risk section.
New Canadian Tax Measures
On June 20, 2024, the Canadian government enacted legislation that contained a number of measures, including a rule that under certain circumstances, denies deductions for dividends that are received after 2023. Beginning January 1, 2024, we no longer report this revenue related to certain Canadian dividends on a taxable equivalent basis in BMO Capital Markets.
In addition, the legislation included the
Global Minimum Tax Act
, which introduced a 15% global minimum tax on income earned by large multinational groups and will be effective for our fiscal year beginning November 1, 2024, as noted in the Future Changes in Accounting Policies – IAS 12,
Income Taxes
section.
U.S. Federal Deposit Insurance Corporation Assessment
In November 2023, the U.S. Federal Deposit Insurance Corporation (FDIC) approved the final rule to implement the special assessment on depository institutions to recover the losses incurred in the deposit insurance fund that were attributable to the protection of uninsured depositors of Silicon Valley Bank and Signature Bank. BMO recorded a $357 million ($476 million pre-tax)
charge related to the FDIC special assessment in fiscal 2024. We expect further refinements of the amount of the special assessment in subsequent periods as the FDIC has greater visibility of the final loss amounts.
Interbank Offered Rate (IBOR) Reform
BMO has transitioned all exposure to Canadian Dollar Offered Rate (CDOR) settings to alternative reference rates as at October 31, 2024. For additional information regarding interest rate benchmarks, refer to Note 1 of the audited annual consolidated financial statements.
Caution
This Other Regulatory Developments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Transactions with Related Parties
In the normal course of business, we provide banking services to key management personnel on the same terms that we offer these services to preferred customers. Key management personnel are those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and the most senior executives of the bank. Banking services are provided to joint ventures and equity-accounted investees on the same terms that we offer these services to our customers. We also offer employees a subsidy on annual credit card fees.
Details of our investments in joint ventures and associates and the compensation of key management personnel are disclosed in Note 28 of the audited annual consolidated financial statements.

114	BMO Financial Group 207th Annual Report 2024

Shareholders’ Auditors’ Services and Fees
Review of Shareholders’ Auditors
The Audit and Conduct Review Committee (ACRC) of the Board of Directors is responsible for the appointment, compensation and oversight of the shareholders’ auditors and conducts an annual assessment of the performance and effectiveness of the shareholders’ auditors, considering factors such as: the quality of the services provided by the engagement team of the shareholders’ auditors during the audit period; the qualifications, experience and geographical reach relevant to serving BMO Financial Group; the quality of communications received from the shareholders’ auditors; and the independence, objectivity and professional skepticism of the shareholders’ auditors.
The ACRC believes that it has a robust review process in place to monitor audit quality and oversee the work of the shareholders’ auditors, including the lead audit partner, which includes:

•	Annually reviewing the audit plan in two separate meetings, including a consideration of the impact of business risks on the audit plan and an assessment of the reasonableness of the audit fee
•	Reviewing the qualifications of the senior engagement team members
•	Monitoring the execution of the audit plan of the shareholders’ auditors, with a focus on the more complex and challenging areas of the audit
•	Reviewing and evaluating the audit findings, including during in-camera sessions
•
Evaluating audit quality and performance, including recent Canadian Public Accountability Board (CPAB) and Public Company Accounting Oversight Board (PCAOB) inspection reports on the shareholders’ auditors and their peer firms

•	At a minimum, holding quarterly meetings with the chair of the ACRC and the lead audit partner to discuss audit-related issues independently of management
•
Performing a comprehensive review of the shareholders’ auditors every five years, and performing an annual review in the years between these comprehensive reviews, following the guidelines set out by the Chartered Professional Accountants of Canada (CPA Canada) and the CPAB.

In 2024, an annual review of the shareholders’ auditors was completed. Input was sought from ACRC members and management in areas such as the effectiveness of the auditors’ communications, their industry insights, audit performance, independence and professional skepticism. In addition, the most recent comprehensive review was completed in 2020, based on the latest recommendations of CPA Canada and the CPAB. These reviews focused on: (i) the independence, objectivity and professional skepticism of the shareholders’ auditors; (ii) the quality of the engagement team; and (iii) the quality of communications and interactions with the shareholders’ auditors. As a result of the reviews, the ACRC was satisfied with the performance of the shareholders’ auditors.
Independence of the shareholders’ auditors is overseen by the ACRC in accordance with BMO’s Auditor Independence Standard. The ACRC considered the risks and benefits of audit firm rotation, including reports issued by the CPAB and CPA Canada. The ACRC concluded that existing requirements, including audit firm review and audit team member rotation, ensure auditor independence while maintaining and enhancing audit quality, which may be impaired by audit firm rotation. The ACRC also confirms that the lead audit partner rotates out of that role after five consecutive years and does not return to that role for a further five years.
Pre-Approval
Policies and Procedures
As part of BMO Financial Group’s corporate governance practices, the ACRC oversees the application of its policy limiting the services provided by the shareholders’ auditors that are not related to their role as auditors. All services must comply with BMO’s Auditor Independence Standard, as well as professional standards and securities regulations governing auditor independence. The ACRC pre-approves
the types of services (permitted services) that can be provided by the shareholders’ auditors, as well as the annual audit plan, which includes fees for specific types of services. For permitted services that are not included in the pre-approved
annual audit plan, approval to proceed with the engagement is provided in accordance with BMO’s Auditor Independence Standard.
Shareholders’ Auditors’ Fees
TABLE 63

(Canadian $ in millions) Fees (1)	2024	2023
Audit fees (2)	30.5	34.4
Audit-related fees (3)	3.4	2.6
Tax services fees (4)	0.1	0.2
All other fees (5)	2.1	1.3
Total	36.1	38.5

(1)	The classification of fees is based on applicable Canadian securities laws and U.S. Securities and Exchange Commission definitions.
(2)
Includes fees paid for the audit of the consolidated financial statements of the bank, including the audit of the bank’s internal controls over financial reporting and any financial statement audits of the bank’s subsidiaries. Audit fees also include fees paid for services in connection with statutory and regulatory filings, including those related to prospectuses.

(3)
Includes fees paid for specified procedures on BMO’s Proxy Circular and other services, and French translation of financial statements, related continuous disclosures and other public documents containing financial information.

(4)	Includes fees paid for tax compliance services provided to various BMO-managed investment company complexes.
(5)	Includes other fees paid by BMO-managed investment company complexes, and for ESG-related services.
Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 207th Annual Report 2024	115

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Annual Report on Disclosure Controls and Procedures
and Internal Control over Financial Reporting
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis, so that appropriate decisions can be made regarding public disclosure.
As at October 31, 2024, under the supervision of the CEO and the CFO, the management of BMO Financial Group (BMO) evaluated the effectiveness of the design and operation of its disclosure controls and procedures, as defined in Canada by National
Instrument 52-109,
Certification of Disclosure in Issuers’ Annual and Interim Filings
, and in the United States by
Rule 13a-15(e)
of the
Securities Exchange Act of
 1934
(the Exchange Act). Based on this evaluation, the CEO and the CFO have concluded that BMO’s disclosure controls and procedures were effective as at October 31, 2024.
Internal Control over Financial Reporting
Internal control over financial reporting is a process designed under the supervision of the CEO and the CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS and the requirements of the Securities and Exchange Commission (SEC) in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for BMO.
Internal control over financial reporting at BMO includes policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of BMO.
•
Are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and the requirements of the SEC in the United States, as applicable, and that receipts and expenditures of BMO are being made only in accordance with authorizations by management and directors of BMO.

•
Are designed to provide reasonable assurance that any unauthorized acquisition, use or disposition of BMO’s assets that could have a material effect on the consolidated financial statements is prevented or detected in a timely manner.

Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the related policies and procedures may deteriorate.
BMO’s management, under the supervision of the CEO and the CFO, has evaluated the effectiveness of internal control over financial reporting using the framework and criteria established in
Internal Control – Integrated Framework
, issued by the Committee of Sponsoring Organizations of the Treadway Commission in May 2013 (2013 COSO Framework). Based on this evaluation, management has concluded that internal control over financial reporting was effective as at October 31, 2024.
At the request of BMO’s Audit and Conduct Review Committee, KPMG LLP (the shareholders’ auditors), an independent registered public accounting firm, has conducted an audit of the effectiveness of our internal control over financial reporting. The audit report states in its conclusion that, in KPMG’s opinion, BMO maintained, in all material respects, effective internal control over financial reporting as at October 31, 2024, in accordance with the criteria established in the 2013 COSO Framework.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during the year ended October 31, 2024 which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

116	BMO Financial Group 207th Annual Report 2024

Supplemental Information
Ten-Year
Statistical Review
TABLE 64

($ millions) As at or for the year ended October 31	2024	2023	2022	2021	2020	2019	2018	2017	2016	2015
Condensed Consolidated Balance Sheet
Assets
Cash and cash equivalents	65,098	77,934	87,466	93,261	57,408	48,803	42,142	32,599	31,653	40,295
Interest bearing deposits with banks	3,640	4,109	5,677	8,303	9,035	7,987	8,305	6,490	4,449	7,382
Securities	396,880	320,084	272,551	232,849	234,260	189,438	180,935	163,198	149,985	130,918
Securities borrowed or purchased under resale agreements	110,907	115,662	113,194	107,382	111,878	104,004	85,051	75,047	66,646	68,066
Loans, net of allowances	678,016	656,665	551,814	458,262	447,420	426,984	384,172	358,507	357,518	321,531
Other	155,106	172,552	142,695	88,118	89,260	74,979	72,688	73,763	77,709	73,689
Total assets	1,409,647	1,347,006	1,173,397	988,175	949,261	852,195	773,293	709,604	687,960	641,881

Liabilities
Deposits	982,440	910,879	776,547	685,631	659,034	568,143	520,928	479,792	470,281	438,169
Other	334,544	351,776	317,662	238,128	225,218	225,981	199,862	180,438	170,910	159,383
Subordinated debt	8,377	8,228	8,150	6,893	8,416	6,995	6,782	5,029	4,439	4,416
Total liabilities	1,325,361	1,270,883	1,102,359	930,652	892,668	801,119	727,572	665,259	645,630	601,968
Total equity	84,286	76,123	71,038	57,523	56,593	51,076	45,721	44,345	42,330	39,913
Total liabilities and equity	1,409,647	1,347,006	1,173,397	988,175	949,261	852,195	773,293	709,604	687,960	641,881

Condensed Consolidated Statement of Income
Net interest income	19,468	18,681	15,885	14,310	13,971	12,888	11,438	11,275	10,945	9,796
Non-interest revenue	13,327	10,578	17,825	12,876	11,215	12,595	11,467	10,832	10,015	9,593
Total revenue	32,795	29,259	33,710	27,186	25,186	25,483	22,905	22,107	20,960	19,389
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) (1)	–	–	(683)	1,399	1,708	2,709	1,352	1,538	1,543	1,254
Provision for credit losses (PCL)	3,761	2,178	313	20	2,953	872	662	746	771	544
Non-interest expense	19,499	21,134	16,194	15,509	14,177	14,630	13,477	13,192	12,916	12,250
Income before income taxes	9,535	5,947	17,886	10,258	6,348	7,272	7,414	6,631	5,730	5,341
Provision for income taxes	2,208	1,510	4,349	2,504	1,251	1,514	1,961	1,292	1,100	936
Net income	7,327	4,437	13,537	7,754	5,097	5,758	5,453	5,339	4,630	4,405
Net income available to common shareholders	6,932	4,094	13,306	7,510	4,850	5,547	5,269	5,153	4,471	4,253

Condensed Consolidated Statement of Changes in Equity
Preferred shares and other equity instruments	8,087	6,958	6,308	5,558	6,598	5,348	4,340	4,240	3,840	3,240
Common shares	23,921	22,941	17,744	13,599	13,430	12,971	12,929	13,032	12,539	12,313
Contributed surplus	354	328	317	313	302	303	300	307	294	299
Retained earnings	46,469	44,006	45,117	35,497	30,745	28,725	25,850	23,700	21,207	18,930
Accumulated other comprehensive income	5,419	1,862	1,552	2,556	5,518	3,729	2,302	3,066	4,426	4,640
Non-controlling interest in subsidiaries	36	28	–	–	–	–	–	–	24	491
Total equity	84,286	76,123	71,038	57,523	56,593	51,076	45,721	44,345	42,330	39,913
BMO adopted various new and amended IFRS standards in 2015, IFRS 9
Financial Instruments
(IFRS 9) in 2018 and IFRS 16
Leases
(IFRS 16) in 2020 prospectively, with no changes to prior periods. In 2019, BMO adopted IFRS 15
Revenue from Contracts with Customers
(IFRS 15) and elected to reclassify 2017 and 2018 amounts. Effective 2024, BMO adopted IFRS 17
Insurance Contracts
(IFRS 17). BMO also voluntarily changed our accounting policy for the measurement of investment properties under IAS 40
Investment Properties
(IAS 40), from cost to fair value upon IFRS 17 transition and our accounting policy for securities transactions from settlement date to trade date. These changes were retrospectively applied to fiscal 2023 results.

(1)
Beginning 2023, the Bank no longer reports insurance claims, commissions and changes in policy benefit liabilities (CCPB), and non-GAAP
measures and metrics net of CCPB, given the adoption and retrospective application of IFRS 17.

BMO Financial Group 207th Annual Report 2024	117

SUPPLEMENTAL INFORMATION

TABLE 64
(continued)

($ millions, except as noted) As at or for the year ended October 31	2024	2023	2022	2021	2020	2019	2018	2017	2016	2015
Other Financial Measures
Common Share Data ($)
Basic earnings per share	9.52	5.77	20.04	11.60	7.56	8.68	8.19	7.93	6.94	6.59
Diluted earnings per share	9.51	5.76	19.99	11.58	7.55	8.66	8.17	7.90	6.92	6.57
Dividends declared per share	6.12	5.80	5.44	4.24	4.24	4.06	3.78	3.56	3.40	3.24
Book value per share	104.40	95.90	95.60	80.18	77.40	71.54	64.73	61.91	59.57	56.31
Closing share price	126.88	104.79	125.49	134.37	79.33	97.50	98.43	98.83	85.36	76.04
Number outstanding (in thousands)
End of year	729,530	720,909	677,107	648,136	645,889	639,232	639,330	647,816	645,761	642,583
Market capitalization ($ billions)	92.6	75.5	85.0	87.1	51.2	62.3	62.9	64.0	55.1	48.9
Price-to-earnings multiple	13.3	18.2	6.3	11.6	10.5	11.3	12.0	12.5	12.3	11.6
Market-to-book value multiple	1.22	1.09	1.31	1.68	1.02	1.36	1.52	1.60	1.43	1.35
Dividend yield (%)	4.8	5.5	4.3	3.2	5.3	4.2	3.8	3.6	4.0	4.3
Dividend payout ratio (%)	64.3	100.5	27.1	36.5	56.1	46.8	46.1	44.9	49.0	49.2

Financial Measures and Ratios (%)
Return on equity	9.7	6.2	22.9	14.9	10.1	12.6	13.3	13.2	12.1	12.5
Efficiency ratio	59.5	72.2	48.0	57.0	56.3	57.4	58.8	59.7	61.6	63.2
Net interest margin on average earning assets	1.57	1.63	1.62	1.59	1.64	1.70	1.67	1.74	1.76	1.69
Total PCL-to-average net loans and acceptances	0.57	0.35	0.06	–	0.63	0.20	0.17	0.20	0.22	0.17
PCL on impaired loans-to-average net loans and acceptances	0.47	0.19	0.10	0.11	0.33	0.17	0.18	0.22	0.22	–
Return on average assets	0.53	0.34	1.22	0.79	0.54	0.69	0.72	0.74	0.65	0.66
Return on average risk-weighted assets (%) (2)	1.74	1.10	3.89	2.38	1.51	1.86	1.97	1.98	1.71	1.84
Average assets ($ millions)	1,369,415	1,299,524	1,106,512	981,140	942,450	833,252	754,295	722,626	707,122	664,391

Capital Measures (%) (2)
Common Equity Tier 1 Ratio	13.6	12.5	16.7	13.7	11.9	11.4	11.3	11.4	10.1	10.7
Tier 1 Capital Ratio	15.4	14.1	18.4	15.4	13.6	13.0	12.9	13.0	11.6	12.3
Total Capital Ratio	17.6	16.2	20.7	17.6	16.2	15.2	15.2	15.1	13.6	14.4
Leverage Ratio	4.4	4.2	5.6	5.1	4.8	4.3	4.2	4.4	4.2	4.2

Other Statistical Information
Number of employees	53,597	55,767	46,722	43,863	43,360	45,513	45,454	45,200	45,234	46,353
Number of bank branches	1,861	1,890	1,383	1,405	1,409	1,456	1,483	1,503	1,522	1,535
Number of automated teller machines	5,766	5,765	4,717	4,851	4,820	4,967	4,828	4,731	4,599	4,761
BMO adopted various new and amended IFRS standards in 2015, IFRS 9
Financial Instruments
(IFRS 9) in 2018 and IFRS 16
Leases
(IFRS 16) in 2020 prospectively, with no changes to prior periods. In 2019, BMO adopted IFRS 15
Revenue from Contracts with Customers
(IFRS 15) and elected to reclassify 2017 and 2018 amounts. Effective 2024, BMO adopted IFRS 17
Insurance Contracts
(IFRS 17). BMO also voluntarily changed our accounting policy for the measurement of investment properties under IAS 40
Investment Properties
(IAS 40), from cost to fair value upon IFRS 17 transition and our accounting policy for securities transactions from settlement date to trade date. These changes were retrospectively applied to fiscal 2023 results.

(2)	Capital ratios and risk-weighted assets are disclosed in accordance with the CAR Guideline, as set out by OSFI, as applicable.

118	BMO Financial Group 207th Annual Report 2024

Average Assets, Liabilities and Interest Rates
TABLE 65

			2024			2023
($ millions, except as noted) For the year ended October 31	Average balances	Average interest rate (%)	Interest income/ expense	Average balances	Average interest rate (%)	Interest income/ expense
Assets
Canadian Dollar
Interest bearing deposits with banks and other interest bearing assets	24,992	5.23	1,307	33,105	4.77	1,579
Securities	106,313	4.30	4,574	93,723	4.12	3,859
Securities borrowed or purchased under resale agreements	46,510	5.73	2,665	47,239	4.90	2,316
Loans
Residential mortgages	152,790	4.46	6,816	143,958	3.96	5,696
Consumer instalment and other personal	68,681	6.20	4,256	69,614	5.70	3,970
Credit cards	11,225	15.44	1,733	9,519	14.69	1,399
Business and government	129,118	5.55	7,170	114,720	4.86	5,574
Total loans	361,814	5.52	19,975	337,811	4.93	16,639
Total Canadian dollar	539,629	5.29	28,521	511,878	4.77	24,393
U.S. Dollar and Other Currencies
Interest bearing deposits with banks and other interest bearing assets	62,340	5.17	3,221	66,212	4.33	2,866
Securities	267,313	3.91	10,464	217,804	3.46	7,533
Securities borrowed or purchased under resale agreements	68,998	6.05	4,177	69,405	5.11	3,544
Loans
Residential mortgages	28,485	4.90	1,395	20,168	4.41	890
Consumer instalment and other personal	23,931	6.73	1,611	29,021	6.54	1,899
Credit cards	1,509	12.23	185	1,264	10.70	135
Business and government	239,652	6.85	16,411	225,568	6.35	14,314
Total loans	293,577	6.68	19,602	276,021	6.25	17,238
Total U.S. dollar and other currencies	692,228	5.41	37,464	629,442	4.95	31,181
Other non-interest bearing assets	137,558			158,204
Total All Currencies
Total assets and interest income	1,369,415	4.82	65,985	1,299,524	4.28	55,574

Liabilities
Canadian Dollar
Deposits
Banks	4,362	2.47	108	4,415	2.01	89
Business and government	201,417	3.91	7,881	181,936	3.46	6,301
Individuals	181,924	2.72	4,950	166,015	2.02	3,352
Total deposits	387,703	3.34	12,939	352,366	2.76	9,742
Securities sold but not yet purchased and securities lent or sold under repurchase agreements	54,882	5.17	2,839	54,948	4.26	2,340
Subordinated debt and other interest bearing liabilities	26,077	3.83	999	25,750	3.58	921
Total Canadian dollar	468,662	3.58	16,777	433,064	3.00	13,003
U.S. Dollar and Other Currencies
Deposits
Banks	27,243	5.12	1,395	25,940	4.43	1,148
Business and government	397,331	4.18	16,626	368,237	3.70	13,617
Individuals	136,679	2.65	3,620	119,710	1.70	2,040
Total deposits	561,253	3.86	21,641	513,887	3.27	16,805
Securities sold but not yet purchased and securities lent or sold under repurchase agreements	106,751	5.68	6,068	100,084	4.95	4,957
Subordinated debt and other interest bearing liabilities	34,188	5.94	2,031	33,403	6.37	2,128
Total U.S. dollar and other currencies	702,192	4.24	29,740	647,374	3.69	23,890
Other non-interest bearing liabilities	119,015			145,830
Total All Currencies
Total liabilities and interest expense	1,289,869	3.61	46,517	1,226,268	3.01	36,893
Total equity	79,546			73,256
Total Liabilities, Equity and Interest Expense	1,369,415	3.40	46,517	1,299,524	2.84	36,893
Net interest margin
– based on earning assets		1.57			1.63
– based on total assets		1.42			1.44
Net interest income			19,468			18,681
Certain comparative figures have been reclassified for changes in accounting policy. Refer to Note 1 of the audited annual consolidated financial statements.

BMO Financial Group 207th Annual Report 2024	119

SUPPLEMENTAL INFORMATION

Volume/Rate Analysis of Changes in Net Interest Income
TABLE 66

			2024/2023
	Increase (decrease) due to change in
($ millions) For the year ended October 31	Average balance	Average rate	Total
Assets
Canadian Dollar
Interest bearing deposits with banks and other interest bearing assets	(387)	115	(272)
Securities	518	197	715
Securities borrowed or purchased under resale agreements	(36)	385	349
Loans
Residential mortgages	349	771	1,120
Consumer instalment and other personal	(53)	339	286
Credit cards	251	83	334
Business and government	700	896	1,596
Total loans	1,247	2,089	3,336
Change in Canadian dollar interest income	1,342	2,786	4,128
U.S. Dollar and Other Currencies
Interest bearing deposits with banks and other interest bearing assets	(168)	523	355
Securities	1,713	1,218	2,931
Securities borrowed or purchased under resale agreements	(21)	654	633
Loans
Residential mortgages	367	138	505
Consumer instalment and other personal	(333)	45	(288)
Credit cards	26	24	50
Business and government	894	1,203	2,097
Total loans	954	1,410	2,364
Change in U.S. dollar and other currencies interest income	2,478	3,805	6,283
Total All Currencies
Change in total interest income (a)	3,820	6,591	10,411

Liabilities
Canadian Dollar
Deposits
Banks	(1)	20	19
Business and government	675	905	1,580
Individuals	321	1,277	1,598
Total deposits	995	2,202	3,197
Securities sold but not yet purchased and securities lent or sold under repurchase agreements	(3)	502	499
Subordinated debt and other interest bearing liabilities	11	67	78
Change in Canadian dollar interest expense	1,003	2,771	3,774
U.S. Dollar and Other Currencies
Deposits
Banks	58	189	247
Business and government	1,077	1,932	3,009
Individuals	289	1,291	1,580
Total deposits	1,424	3,412	4,836
Securities sold but not yet purchased and securities lent or sold under repurchase agreements	330	781	1,111
Subordinated debt and other interest bearing liabilities	50	(147)	(97)
Change in U.S. dollar and other currencies interest expense	1,804	4,046	5,850
Total All Currencies
Change in total interest expense (b)	2,807	6,817	9,624
Change in total net interest income (a – b)	1,013	(226)	787
Certain comparative figures have been reclassified for changes in accounting policy. Refer to Note 1 of the audited annual consolidated financial statements.

120	BMO Financial Group 207th Annual Report 2024

Net Loans and Acceptances
(1) (2)
TABLE 67

($ millions)	Canada		United States		Other countries		Total
As at October 31	2024	2023	2024	2023	2024	2023	2024	2023
Consumer
Residential mortgages	158,902	150,570	32,168	26,675	–	–	191,070	177,245
Consumer instalment and other personal	69,557	69,921	22,962	33,969	–	–	92,519	103,890
Credit cards	12,271	10,880	1,341	1,414	–	–	13,612	12,294
Total consumer	240,730	231,371	56,471	62,058	–	–	297,201	293,429
Business and government
Commercial real estate	41,317	34,399	34,032	35,242	3	48	75,352	69,689
Construction (non-real estate)	2,712	2,378	4,402	5,112	82	–	7,196	7,490
Retail trade	17,682	16,526	15,555	13,631	58	184	33,295	30,341
Wholesale trade	6,968	6,580	18,470	16,757	51	182	25,489	23,519
Agriculture	13,449	13,087	5,031	5,321	–	–	18,480	18,408
Communications	817	1,310	559	600	–	–	1,376	1,910
Financing products	–	–	7,070	4,566	–	144	7,070	4,710
Manufacturing	7,949	8,188	30,678	31,067	1,593	1,201	40,220	40,456
Mining	1,015	763	433	744	1,876	1,731	3,324	3,238
Oil and gas	2,345	2,914	860	605	261	164	3,466	3,683
Transportation	4,594	4,976	9,936	10,525	16	96	14,546	15,597
Utilities	7,031	7,401	3,365	3,940	589	783	10,985	12,124
Forest products	708	601	648	693	–	–	1,356	1,294
Service industries	27,695	27,234	36,052	37,833	386	469	64,133	65,536
Financial	11,965	11,057	52,757	53,944	7,076	6,285	71,798	71,286
Government	1,870	1,912	341	450	459	370	2,670	2,732
Other	3,232	2,264	873	188	16	5	4,121	2,457
Total business and government	151,349	141,590	221,062	221,218	12,466	11,662	384,877	374,470
Total loans and acceptances, net of allowance for credit losses on impaired loans	392,079	372,961	277,533	283,276	12,466	11,662	682,078	667,899
Allowance for credit losses on performing loans	(1,531)	(1,272)	(2,141)	(1,833)	(31)	(18)	(3,703)	(3,123)
Total net loans and acceptances	390,548	371,689	275,392	281,443	12,435	11,644	678,375	664,776

(1)	Segmented credit information by geographic area is based upon the country of ultimate risk.
(2)	Consumer and Business and government Net Loans and Acceptances balances are net of allowance for credit losses on impaired loans only.
Certain comparative figures have been reclassified for changes in accounting policy. Refer to Note 1 of the audited annual consolidated financial statements.
Net Loans and Acceptances – Canada by Province
(1)
TABLE 68

($ millions) As at October 31	2024	2023
Net Loans and Acceptances in Canada by Province
Atlantic provinces	19,431	17,741
Quebec	57,974	55,978
Ontario	177,878	171,423
Prairie provinces	60,975	57,877
British Columbia and territories	74,290	68,670
Total net loans and acceptances in Canada	390,548	371,689

(1)	Segmented credit information by geographic area is based upon the country of ultimate risk.
Certain comparative figures have been reclassified for changes in accounting policy. Refer to Note 1 of the audited annual consolidated financial statements.

BMO Financial Group 207th Annual Report 2024	121

SUPPLEMENTAL INFORMATION

Gross Impaired Loans
(1)
TABLE 69

($ millions, except as noted)	Canada		United States		Other countries		Total
As at October 31	2024	2023	2024	2023	2024	2023	2024	2023
Consumer
Residential mortgages	444	249	213	175	–	–	657	424
Consumer instalment and other personal	369	290	208	259	–	–	577	549
Total consumer	813	539	421	434	–	–	1,234	973
Business and government
Commercial real estate	270	187	463	240	–	–	733	427
Construction (non-real estate)	82	63	162	60	–	–	244	123
Retail trade	269	181	239	298	–	–	508	479
Wholesale trade	75	61	294	182	–	–	369	243
Agriculture	84	53	85	82	–	–	169	135
Communications	7	3	2	1	–	–	9	4
Financing products	–	–	–	–	–	–	–	–
Manufacturing	155	136	635	286	–	–	790	422
Mining	15	–	1	2	–	–	16	2
Oil and gas	1	–	2	22	–	–	3	22
Transportation	246	17	218	153	–	–	464	170
Utilities	2	2	3	1	–	–	5	3
Forest products	4	3	1	1	–	–	5	4
Service industries	410	363	760	505	3	–	1,173	868
Financial	4	10	22	42	–	–	26	52
Government	–	2	–	1	–	–	–	3
Other	76	9	19	21	–	–	95	30
Total business and government	1,700	1,090	2,906	1,897	3	–	4,609	2,987
Total gross impaired loans and acceptances (GIL)	2,513	1,629	3,327	2,331	3	–	5,843	3,960
Condition Ratios
GIL as a % of gross loans and acceptances
Consumer	0.34	0.23	0.75	0.70	–	–	0.41	0.33
Business and government	1.12	0.77	1.31	0.86	0.02	–	1.20	0.80
Total	0.64	0.44	1.20	0.82	0.02	–	0.86	0.59

(1)	Segmented credit information by geographic area is based upon the country of ultimate risk.
Changes in Gross Impaired Loans
(1)
TABLE 70

($ millions, except as noted)	Canada		United States		Other countries		Total
As at October 31	2024	2023	2024	2023	2024	2023	2024	2023
Gross impaired loans and acceptances (GIL), beginning of year
Consumer	539	391	434	216	–	–	973	607
Business and government	1,090	767	1,897	604	–	13	2,987	1,384
Total GIL, beginning of year	1,629	1,158	2,331	820	–	13	3,960	1,991
Purchased credit impaired (PCI) loans
Consumer	–	–	–	104	–	–	–	104
Business and government	–	–	–	311	–	–	–	311
Total PCI	–	–	–	415	–	–	–	415
Additions to impaired loans and acceptances
Consumer	1,355	897	351	332	–	–	1,706	1,229
Business and government	1,491	819	4,219	1,994	3	5	5,713	2,818
Total additions	2,846	1,716	4,570	2,326	3	5	7,419	4,047
Reductions to impaired loans and acceptances (2)
Consumer	(649)	(506)	(168)	(80)	–	–	(817)	(586)
Business and government	(480)	(413)	(1,810)	(723)	1	(18)	(2,289)	(1,154)
Total reductions to impaired loans and acceptances	(1,129)	(919)	(1,978)	(803)	1	(18)	(3,106)	(1,740)
Write-offs (3)
Consumer	(432)	(243)	(196)	(138)	–	–	(628)	(381)
Business and government	(401)	(83)	(1,400)	(289)	(1)	–	(1,802)	(372)
Total write-offs	(833)	(326)	(1,596)	(427)	(1)	–	(2,430)	(753)
GIL, end of year
Consumer	813	539	421	434	–	–	1,234	973
Business and government	1,700	1,090	2,906	1,897	3	–	4,609	2,987
Total GIL, end of year	2,513	1,629	3,327	2,331	3	–	5,843	3,960

(1)	Segmented credit information by geographic area is based upon the country of ultimate risk.
(2)
Includes impaired amounts returned to performing status, sales, repayments, the impact of foreign exchange fluctuations and offsets for consumer write-offs which have not been recognized in formations.

(3)	Excludes certain loans that are written off directly and not classified as new formations.

122	BMO Financial Group 207th Annual Report 2024

Total Allowance for Credit Losses
(1) (2)
TABLE 71

($ millions, except as noted)	Canada		United States		Other countries		Total
As at October 31	2024	2023	2024	2023	2024	2023	2024	2023
Consumer
Residential mortgages	8	5	2	–	–	–	10	5
Consumer instalment and other personal	136	118	32	34	–	–	168	152
Total consumer	144	123	34	34	–	–	178	157
Business and government
Commercial real estate	24	31	15	3	–	–	39	34
Construction (non-real estate)	33	29	11	26	–	–	44	55
Retail trade	28	80	18	87	–	–	46	167
Wholesale trade	24	23	14	20	–	–	38	43
Agriculture	2	2	5	2	–	–	7	4
Communications	1	–	1	–	–	–	2	–
Financing products	–	–	–	–	–	–	–	–
Manufacturing	48	45	44	16	–	–	92	61
Mining	–	–	–	–	–	–	–	–
Oil and gas	1	22	1	–	–	–	2	22
Transportation	46	5	22	15	–	–	68	20
Utilities	2	2	–	–	–	–	2	2
Forest products	3	2	–	–	–	–	3	2
Service industries	93	86	17	22	–	–	110	108
Financial	2	2	–	7	–	–	2	9
Government	–	–	–	–	–	–	–	–
Other	10	5	10	(5)	–	–	20	–
Total business and government	317	334	158	193	–	–	475	527
Total allowance for credit losses on impaired loans	461	457	192	227	–	–	653	684
Total allowance for credit losses on performing loans	1,531	1,272	2,141	1,833	31	18	3,703	3,123
Total allowance for credit losses on loans	1,992	1,729	2,333	2,060	31	18	4,356	3,807
Allowance for credit losses related to off-balance sheet instruments	193	169	318	287	69	4	580	460
Total allowance for credit losses	2,185	1,898	2,651	2,347	100	22	4,936	4,267
Coverage Ratios
Allowance for credit losses (ACL) on impaired loans as a % of gross impaired loans and acceptances
Consumer	17.71	22.82	8.08	7.83	–	–	14.42	16.14
Business and government	18.65	30.64	5.44	10.17	–	–	10.31	17.64
Total	18.34	28.05	5.77	9.74	–	–	11.18	17.27

(1)	Segmented credit information by geographic area is based upon the country of ultimate risk.
(2)	Amounts exclude Allowance for Credit Losses related to off-balance sheet instruments, which are reported in Other Liabilities.
Changes in Allowance for Credit Losses
(1)
TABLE 72

($ millions, except as noted)	Canada		United States		Other countries		Total
As at October 31	2024	2023	2024	2023	2024	2023	2024	2023
Allowance for credit losses (ACL), beginning of year
Consumer	1,074	851	462	173	–	–	1,536	1,024
Business and government	824	797	1,885	1,162	22	15	2,731	1,974
Total ACL, beginning of year	1,898	1,648	2,347	1,335	22	15	4,267	2,998
Provision for credit losses (2)
Consumer	1,225	789	258	437	–	–	1,483	1,226
Business and government	407	124	1,778	845	83	(9)	2,268	960
Total provision for credit losses	1,632	913	2,036	1,282	83	(9)	3,751	2,186
Recoveries
Consumer	230	121	143	63	–	–	373	184
Business and government	106	26	88	55	–	–	194	81
Total recoveries	336	147	231	118	–	–	567	265
Write-offs
Consumer	(1,032)	(621)	(316)	(196)	–	–	(1,348)	(817)
Business and government	(401)	(83)	(1,400)	(289)	(1)	–	(1,802)	(372)
Total write-offs	(1,433)	(704)	(1,716)	(485)	(1)	–	(3,150)	(1,189)
Other, including foreign exchange rate changes
Consumer	(132)	(66)	(103)	(15)	–	–	(235)	(81)
Business and government	(116)	(40)	(144)	112	(4)	16	(264)	88
Total other, including foreign exchange rate changes	(248)	(106)	(247)	97	(4)	16	(499)	7
ACL, end of year
Consumer	1,365	1,074	444	462	–	–	1,809	1,536
Business and government	820	824	2,207	1,885	100	22	3,127	2,731
Total ACL, end of year	2,185	1,898	2,651	2,347	100	22	4,936	4,267
Net write-offs as a % of average net loans and acceptances (3)	0.29	0.15	0.54	0.15	0.01	–	0.39	0.15

(1)	Segmented credit information by geographic area is based upon the country of ultimate risk.
(2)	Excludes provision for credit losses on other assets.
(3)	Aggregate Net Loans and Acceptances balances are net of allowance for credit losses on performing loans and impaired loans (excluding those related to off-balance sheet instruments).

BMO Financial Group 207th Annual Report 2024	123

SUPPLEMENTAL INFORMATION

Provision for Credit Losses
(1)
TABLE 73

($ millions)	Canada		United States		Other countries		Total
For the year ended October 31	2024	2023	2024	2023	2024	2023	2024	2023
Consumer
Residential mortgages	38	18	10	1	–	–	48	19
Consumer instalment and other personal	420	266	80	113	–	–	500	379
Credit cards	496	314	108	52	–	–	604	366
Total consumer	954	598	198	166	–	–	1,152	764
Business and Government
Commercial real estate	29	30	143	30	–	–	172	60
Construction (non-real estate)	16	13	49	24	–	–	65	37
Retail trade	(4)	18	106	95	–	–	102	113
Wholesale trade	23	15	229	16	–	–	252	31
Agriculture	8	5	8	(55)	–	–	16	(50)
Communications	6	1	2	–	–	–	8	1
Financing products	–	–	–	–	–	–	–	–
Manufacturing	50	12	315	25	–	–	365	37
Mining	37	(1)	–	–	–	(5)	37	(6)
Oil and gas	1	(11)	(7)	1	–	–	(6)	(10)
Transportation	71	9	188	60	–	–	259	69
Utilities	–	–	1	–	–	–	1	–
Forest products	1	1	–	1	–	–	1	2
Service industries	95	48	354	44	1	–	450	92
Financial	1	1	63	13	62	–	126	14
Government	–	–	–	–	–	–	–	–
Other	53	30	13	(4)	–	–	66	26
Total business and government	387	171	1,464	250	63	(5)	1,914	416
Total provision for credit losses on impaired loans	1,341	769	1,662	416	63	(5)	3,066	1,180
Provision for credit losses on performing loans	296	138	378	865	21	(5)	695	998
Total provision for credit losses	1,637	907	2,040	1,281	84	(10)	3,761	2,178
Performance Ratios (%)
Total PCL-to-average net loans and acceptances	0.44	0.25	0.75	0.51	0.73	(0.09)	0.57	0.35
PCL on impaired loans-to-average net loans and acceptances
Consumer	0.41	0.27	0.36	0.34	0.00	–	0.40	0.28
Business and government	0.27	0.12	0.67	0.12	0.55	(0.04)	0.51	0.12
Total PCL on impaired loans-to-average net loans and acceptances	0.36	0.21	0.61	0.17	0.55	(0.04)	0.47	0.19

(1)	Segmented credit information by geographic area is based upon the country of ultimate risk.
Average Deposits
(1) (2)
TABLE 74

		2024		2023
($ millions, except as noted)	Average balance	Average rate paid (%)	Average balance	Average rate paid (%)
Deposits Booked in Canada
Payable on demand – interest bearing	62,464	4.58	52,270	4.08
Payable on demand – non-interest bearing	64,555	–	71,789	–
Payable after notice	135,487	3.59	125,664	3.08
Payable on a fixed date	329,317	4.55	292,597	4.11
Total deposits booked in Canada	591,823	3.84	542,320	3.33
Deposits Booked in the United States
Payable on demand – interest bearing	10,577	5.00	17,837	3.30
Payable on demand – non-interest bearing	10,244	–	26,656	–
Payable after notice	195,017	2.19	164,149	1.74
Payable on a fixed date	93,339	4.97	71,644	4.43
Total deposits booked in the United States	309,177	3.05	280,286	2.36
Deposits Booked in Other Countries
Payable on demand – interest bearing	106	2.64	183	2.46
Payable on demand – non-interest bearing	6	–	44	–
Payable after notice	2,202	5.20	2,161	4.27
Payable on a fixed date	45,642	5.07	41,259	4.35
Total deposits booked in other countries	47,956	5.07	43,647	4.34
Total average deposits	948,956	3.64	866,253	3.06

(1)	As at October 31, 2024 and 2023: deposits by foreign depositors in our Canadian bank offices amounted to $123,141 million and $114,104 million, respectively.
(2)
Average deposits payable on a fixed date included $26 million, $44,501 million and $18,427 million of federal funds purchased, commercial paper issued and other deposit liabilities, respectively, as at October 31, 2024 ($88 million, $44,520 million and $17,664 million, respectively, as at October 31, 2023).

Certain comparative figures have been reclassified for changes in accounting policy. Refer to Note 1 of the audited annual consolidated financial statements.

124	BMO Financial Group 207th A nnu al Report 2024

Glossary of Financial Terms

Adjusted Earnings and Measures
are
non-GAAP
and exclude certain specified items from revenue,
non-interest
expense, provision for credit losses and income taxes that may not be reflective of ongoing business performance. Management considers both reported and adjusted results to be useful in assessing underlying ongoing performance, as set out in the
Non-GAAP
and Other Financial Measures section.
Allowance for Credit Losses
represents an amount deemed appropriate by management to absorb credit-related losses on loans and acceptances and other credit instruments, in accordance with applicable accounting standards. Allowance on Performing Loans is maintained to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired.
Allowance on Impaired Loans
is maintained to reduce the carrying value of individually identified impaired loans to the expected recoverable amount.
Allowance for Credit Losses on Impaired Loans Ratio
is calculated as the allowance for credit losses on impaired loans as a percentage of gross impaired loans and acceptances.
Assets under Administration and Assets under Management
refers to assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the balance sheet of the administering or managing financial institution.
Asset-Backed Commercial Paper (ABCP)
is backed by assets such as trade receivables, and is generally used for short-term financing needs.
Average Earning Assets
represent the daily average balance of deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities and loans over the period.
Bankers’ Acceptances (BAs)
are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the issuer’s bank for a fee and can be traded in the money market.
Basis Point
is one
one-hundredth
of a percentage point.
Book Value per Share
represents common shareholders’ equity divided by the number of common shares at the end of a period.
Collateral
is assets pledged as security to secure loans or other obligations.
Collateralized Mortgage Obligations (CMOs)
are debt securities with multiple tranches, issued by structured entities and collateralized by a pool of mortgages. Each tranche offers different terms, interest rates and risks.
Common Equity Tier 1 (CET1) Capital
comprises common shareholders’ equity, including applicable contractual service margin, net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions or a shortfall in allowances or other specified items.
Common Equity Tier 1 (CET1) Ratio
is calculated as CET1 Capital divided by risk-weighted assets. The CET1 Ratio is calculated in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline.
Common Shareholders’ Equity
is the most permanent form of capital. For regulatory capital purposes, common shareholders’ equity comprises common shareholders’ equity, net of capital deductions.
Contractual Service Margin (CSM)
represents the unearned profit of a group of insurance contracts that we expect to recognize in the income statement as services are provided.
Credit Valuation Adjustment (CVA)
represents fair value adjustments to capture counterparty credit risk in our derivative valuations.
Derivatives
are contracts, requiring no or little initial investment, with a value that is derived from movements in underlying interest or foreign exchange rates, equity or commodity prices or other indices. Derivatives are used to transfer, modify or reduce current or expected risks from changes in rates and prices.
Dividend Payout Ratio
represents common share dividends as a percentage of net income available to common shareholders. It is calculated by dividing dividends per share by basic earnings per share.
Dividend Yield
is calculated as dividends per common share divided by the closing share price.
Earnings per Share (EPS)
is calculated by dividing net income
available to common shareholders, after deducting preferred share dividends and distributions on other equity instruments, by the average number of common shares outstanding. Diluted EPS, which is BMO’s basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS.
Earnings Sensitivity
is a measure of the impact of potential changes in interest rates on the projected
12-month
pre-tax
net income from a portfolio of assets, liabilities and
off-balance
sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.
Economic Capital
is an expression of the enterprise’s capital demand requirement relative to its view of the economic risks in its underlying business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur should severely adverse situations arise. Economic capital is calculated for various types of risk, including credit, market (trading and non-trading),
operational
non-financial,
business and insurance, based on a
one-year
time horizon using a defined confidence level.
Economic Value Sensitivity
is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance
sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.
Effective Tax Rate
 is a percentage calculated as provision for income taxes divided by income before provision for income taxes.
Efficiency Ratio (or
Expense-to-Revenue
Ratio)
is a measure of productivity. It is a percentage calculated as non-interest
expense divided by total revenue (on a taxable equivalent basis in the operating groups).
Fair Value
is the amount of consideration that would be agreed upon in an arm’s-length
transaction between knowledgeable, willing parties, who are under no compulsion to act, in an orderly market transaction.
Forwards and Futures
are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specified price and date in the future. Forwards are customized contracts transacted in the over-the-counter
market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margin requirements.
Gross Impaired Loans and Acceptances (GIL)
is calculated as the credit impaired balance of loans and customers’ liability under acceptances.
Gross Impaired Loans and Acceptances (GIL) Ratio
is calculated as gross impaired loans and acceptances as a percentage of gross loans and acceptances.
Guarantees and Standby Letters of Credit
represent our obligation to make payments to third parties on behalf of a customer if the customer is unable to make the required payments or meet other contractual requirements.
Hedging
is a risk management technique used to neutralize, manage or offset interest rate, foreign currency, equity, commodity or credit risk exposures arising from normal banking activities.
High-Quality Liquid Assets (HQLA)
are cash or assets that can be converted into cash with little or no loss in value to meet short-term liquidity needs.
Impaired Loans
are loans for which there is no longer a reasonable assurance of the timely collection of principal or interest.
Insurance Investment Results
represent net returns on insurance-related assets and the impact of the change in discount rates and financial assumptions on insurance contract liabilities.
Insurance Service Results
represent insurance service revenue, insurance service expenses and reinsurance results.
Leverage Exposures (LE)
consist of
on-balance
sheet items and specified
off-balance
sheet items, net of specified adjustments.
Leverage Ratio
is a Basel III regulatory measure calculated as Tier 1 Capital divided by LE, in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline.
Liquidity and Funding Risk
is the potential risk that we are unable to meet our financial commitments in a timely manner at reasonable prices as they come due. Financial commitments include liabilities to depositors and suppliers, as well as lending, investment and pledging commitments.

BMO Financial Group 207th Annual Report 2024	125

GLOSSARY OF FINANCIAL TERMS

Liquidity Coverage Ratio (LCR)
is a Basel III regulatory metric calculated as the ratio of high-quality liquid assets to total net stressed cash outflows over a thirty-day
period under a stress scenario, in accordance with guidelines issued by OSFI.
Market Risk
is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.
Mark-to-Market
represents the valuation of financial instruments at fair value as of the balance sheet date.
Master Netting Agreements
are agreements between two parties designed to reduce the credit risk of multiple derivative transactions through the provision of a legal right to offset exposure in the event of default.
Net Interest Income
comprises earnings on assets, such as loans and securities, including interest and certain dividend income, less interest expense paid on liabilities, such as deposits. Net interest income, excluding trading, is presented on a basis that excludes trading-related interest income.
Net Interest Margin
is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points. Net interest margin, excluding trading net interest income, and trading and insurance average assets is calculated in the same manner, excluding trading-related interest income, and trading and insurance earning assets.
Net Stable Funding Ratio (NSFR)
is a regulatory liquidity measure that assesses the stability of a bank’s funding profile in relation to the liquidity value of its assets, and is calculated in accordance with OSFI’s Liquidity Adequacy Requirements (CAR) Guideline.
Notional Amount
refers to the principal amount used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.
Off-Balance
Sheet Financial Instruments
comprise a variety of financial arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, standby letters of credit, performance guarantees, credit enhancements, commitments to extend credit, securities lending, documentary and commercial letters of credit, and other indemnifications.
Office of the Superintendent of Financial Institutions (OSFI)
is the government agency responsible for regulating banks, insurance companies, trust companies, loan companies and pension plans in Canada.
Operating Leverage
is the difference between the growth rates of revenue and
non-interest
expense.
Options
are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.
Pre-Provision,
Pre-Tax
Earnings (PPPT)
is calculated as income before the provision for income taxes and provision for (recovery of) credit losses. We use PPPT on both a reported and an adjusted basis to assess our ability to generate sustained earnings growth excluding credit losses, which are impacted by the cyclical nature of a credit cycle.
Provision for Credit Losses (PCL)
is a charge to income that represents an amount deemed adequate by management to provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic outlook and the allowance for credit losses already established. PCL can comprise both a provision for credit losses on impaired loans and a provision for credit losses on performing loans.
Provision for Credit Losses (PCL) Ratio
is calculated as the annualized total provision for credit losses as a percentage of average net loans and acceptances.
Return on Equity or Return on Common Shareholders’ Equity (ROE)
is calculated as net income, less preferred dividends and distributions on other equity instruments, as a percentage of average common shareholders’ equity. Common shareholders’ equity comprises common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings.
Return on Tangible Common Equity (ROTCE)
is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets and impairments, as a percentage of average tangible common equity.
Risk-Weighted Assets (RWA)
are
on-
and
off-balance
sheet exposures adjusted by a regulatory
risk-weighted factor to a comparable risk level, in accordance with guidelines issued by OSFI.
Securities Borrowed or Purchased under Resale Agreements
are
low-cost,
low-risk
instruments, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.
Securities Lent or Sold under Repurchase Agreements
are
low-cost,
low-risk
liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.
Securitization
is the practice of selling pools of contractual debts, such as residential mortgages, auto loans and credit card debt obligations, to third parties or trusts, which then typically issue a series of asset-backed securities to investors to fund the purchase of the contractual debts.
Structured Entities (SEs)
include entities for which voting or similar rights are not the dominant factor in determining control of the entity. BMO is required to consolidate a SE if it controls the entity by having power over the entity, exposure to variable returns as a result of its involvement and the ability to exercise power to affect the amount of those returns.
Structural
(Non-Trading)
Market Risk
comprises interest rate risk arising from banking activities (loans and deposits) and foreign exchange risk arising from foreign currency operations and exposures.
Swaps
are contractual agreements between two parties to exchange a series of cash flows based on notional amounts over a specified period.
Tangible Common Equity
is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities.
Taxable Equivalent Basis (teb):
Operating segment revenue is presented on a taxable equivalent basis (teb). Revenue and the provision for income taxes in BMO Capital Markets and U.S. P&C are increased on tax-exempt
securities to an equivalent
pre-tax
basis to facilitate comparisons of income between taxable and tax-exempt
sources. The offset to operating segment teb adjustments is reflected in Corporate Services revenue and provision for (recovery of) income taxes.
Tier 1 Capital
comprises CET1 Capital and
Additional Tier 1
(AT1) Capital
. AT1 Capital consists of preferred shares and other AT1 capital instruments, including limited recourse capital notes.
Tier 2 Capital
comprises subordinated debentures and may include certain credit loss provisions, less regulatory deductions.
Total Capital
comprises Tier 1 and Tier 2 Capital.
Total Loss Absorbing Capacity (TLAC)
comprises Total Capital and senior unsecured debt subject to the Canadian
Bail-In
Regime, less regulatory deductions, in accordance with guidelines issued by OSFI.
Total Loss Absorbing Capacity (TLAC) Ratio
is calculated as TLAC divided by risk-weighted assets.
Total Loss Absorbing Capacity (TLAC) Leverage Ratio
is calculated as TLAC divided by leverage exposures.
Total Shareholder Return:
The annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of the respective period. The return includes the change in share price and assumes dividends received were reinvested in additional common shares.
Trading-Related Revenue
comprises net interest income and
non-interest
revenue earned from
on-balance
sheet and
off-balance
sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis.
Value-at-Risk
(VaR)
measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day
holding period. VaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

126	BMO Financial Group 207th Annual Report 2024